UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE

James E. Warwick and Barbara Rhea Warwick,	)	
	)	
Plaintiffs,	)	
	)	
v.	)	**Case No.** _____
	)	
	)	
RMK High Income Fund, Inc., RMK Strategic	)	Action for Violations of the
Income Fund, Inc., RMK Advantage Income	)	Securities Act of 1933, Securities and
Fund, Inc., and RMK Multi- Sector High	)	Exchange Act of 1934, Section 10(b) of
Income Fund, Inc., Regions Financial	)	the Securities and Exchange Act and
Corporation , MK Holding, Inc. , Morgan	)	SEC Rule 10(b)5, the Tennessee
Asset Management, Inc., James C. Kelsoe, Jr.,	)	Securities Act, the Mississippi
Carter E. Anthony, Brian B. Sullivan, Joseph	)	Securities Act, and the Tennessee
Thompson Weller, Allen B. Morgan, and J.	)	Consumer Protection Act
Kenneth Alderman.		
Defendants.		
_____		

COMPLAINT

Plaintiffs James and Barbara Rhea Warwick ("Plaintiffs") file this their

Complaint for Violations of the Federal Securities Laws (the "Complaint") asserting claims

against (i) RMK High Income Fund, Inc. ("RMK High Income" or "RMH"); (ii) RMK

Strategic Income Fund, Inc. ("RMK Strategic" or "RSF"); (iii) RMK Advantage Income Fund,

Inc. ("RMK Advantage" or "RMA"); and (iv) RMK Multi- Sector High Income Fund, Inc.

("RMK Multi-Sector" or "RHY") (collectively, the "RMK Closed-End Funds" or the

"Funds")[1] and the other Defendants named herein, allege the following upon personal

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[1] On July 29, 2008, the Funds were acquired by Hyperion Brookfield Asset Management, Inc. and rebranded as "Helios" funds. RMK High Income is now the Helios High Income Fund, Inc. (NYSE: HIH). RMK Strategic is now the Helios Strategic Income Fund, Inc. (NYSE: HSA). RMK Advantage is now the Helios Advantage Income Fund, Inc. (NYSE: HAV). And RMK Multi-Sector is now the Helios Multi-Sector High Income Fund, Inc. (NYSE: HMH).

knowledge as to themselves and their own acts, and upon information and belief as to all other

matters.

        Plaintiffs' information and belief as to allegations concerning matters other

than themselves and their own acts is based upon, among other things: (i) review and analysis

of documents filed publicly by the RMK Closed-End Funds with the Securities and Exchange

Commission (the "SEC"); (ii) review and analysis of press releases, news articles, reports and

findings of fact by state and federal law enforcement agencies, and other public statements

issued by or concerning the RMK Closed-End Funds and the other Defendants.

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named herein; (iii) review and analysis of research reports issued by financial analysts
concerning the RMK Closed-End Funds' securities and securities held in the Funds' portfolios;
(iv) other publicly available information and data concerning the Funds, including information
concerning investigations of the Funds being pursued by the SEC, the Alabama Securities
Commission, the Kentucky Department of Financial Institutions, the Mississippi Secretary of
State's Office, the South Carolina Office of the Attorney General, and the Financial Industry
Regulatory Authority ("FINRA"); (vi) an investigation conducted by and through Plaintiffs'
attorneys, which included interviews of numerous former employees of the Defendants herein;
(vii) review and analysis of news articles, media reports, and other publications; and (viii)
review and analysis of pleadings filed in other pending litigations naming certain of the
Defendants herein as defendants or nominal defendants.

Table of Contents

I.   NATURE AND SUMMARY OF THE ACTION

1.   This is a case about four closed-end mutual funds that were issued, underwritten,

sold, and managed by two wholly owned and controlled subsidiaries of Defendant Regions Financial

Corporation ("RFC"). The Funds were originally offered under the "Regions Morgan Keegan" or

"RMK" brand, as part of a $6 billion "fund complex" operating within the Regions family of

companies (the "Complex").

2.   Plaintiffs bring this federal securities action on the publicly traded securities of: (1)

RMH (2) RSF; (3) RMA; and (4) RHY, or pursuant or traceable to the Registration Statement,

Prospectus, and Statement of Additional Information (the "RHY Offering Materials") filed by RHY

on or about January 19, 2006 with the SEC, and were damaged thereby.

3.   As alleged in greater detail below, the Funds were at the center of a "scheme [that]

had two architects—a portfolio manager responsible for lies to investors about the true value of the

assets in his funds, and a head of fund accounting who turned a blind eye to the [Funds'] bogus

valuation process." SEC Apr. 7, 2010 Press Release, Statement of Robert Khuzami, Director of the

SEC's Division of Enforcement.

4.   By way of summary, Plaintiffs allege herein that:

- The Funds *concentrated between 65%-70%* of their portfolio
  securities in *Asset-Backed Securities ("ABS"),*[2] a *single
  industry* defined in the SEC's Standard Industrial Classification
  Code List, in violation of a stated "fundamental investment

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[2] "ABS" are defined as "securit[ies] created by pooling loans other than residential prime mortgage loans and commercial mortgage loans." (Emphasis in original.) See Frank J. Fabozzi, Bond Markets, Analysis, and Strategies (7th ed.), at 354. "ABS," as that term is used herein, includes subprime Residential Mortgage Backed Securities ("RMBS") and Commercial Mortgage Backed Securities ("CMBS"), Collateralized Debt Obligations ("CDOs"), Collateralized Mortgage Obligations ("CMOs"), and Collateralized Loan Obligations ("CLOs"). The term "Structured Finance" securities or products is also used herein synonymously with ABS.

limitation" pursuant to which the Funds could not purchase securities if 25% or more of their total assets would be invested in the same industry. The Funds further violated this stated policy by investing between *27%-32% of their portfolio securities in subprime mortgage-related ABS*, another distinct industry defined by the SEC (*see infra* at ¶¶ 15-16, 83-88);

- The Funds *falsely classified more than $240 million of ABS* —*18%* of the Funds' gross initial market capitalization—as "corporate bonds" and "preferred stocks" to hide their same industry violations and to appear more diversified than they actually were (*see infra* at ¶¶ 15-16, 81-87);

- The Funds *fraudulently overstated* the values of portfolio securities, manipulated price quotations provided by at least one third-party broker- dealer, and subsequently reported false Net Asset Values ("NAVs"). On June 10, 2010, the Funds announced that their previously issued financial statements for fiscal years 2006, 2007, and 2008 could not be relied upon; and issued a $37.5 million financial restatement for fiscal year 2009 (*see infra* at ¶¶ 34-38, 230-234);

- The Funds were *falsely characterized as "high yield bond funds"[3]* and likened to investments in corporate bonds and preferred stocks—false statements that were compounded by the use of an inappropriate benchmark index (*see infra* at ¶¶ 11, 24-26, 171-182); and

- The Funds falsely touted their professional portfolio management by "one of America's leading high-yield fund managers" when, in fact, portfolio securities *frequently were purchased blindly* without the exercise of basic due diligence (*see infra* at ¶¶ 9-11, 113-15).

- The Funds falsely touted their performance, including a relatively low default rate (1-2%) when, in fact, Funds' portfolios were collapsing in value even when not in default (*see infra* at ¶¶ 25-25, 111-123)

A.   The Formation of the Funds

5.   The first of the Funds at issue here, Defendant RMH, was registered with the SEC as

a closed-end investment company as defined under the Investment Company Act of 1940 (the

"ICA") on April 16, 2003. Approximately two months later, on June 24, 2003, RMH conducted an

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[3] Throughout this Complaint, emphasis is added unless otherwise stated.

initial public offering ("IPO") that was underwritten by Morgan Keegan, Inc. ("Morgan Keegan"), one of RFC's wholly owned and controlled subsidiaries. In its IPO, RMH issued 16.5 million shares at $15.00 per share and raised approximately $247.5 million. The proceeds from this offering (after the deduction of fees and expenses amounting to $825,000) were invested in a portfolio of securities that was managed by Defendant James C. Kelsoe, Jr. ("Kelsoe"), a Senior Portfolio Manager at Defendant Morgan Asset Management, Inc. ("MAM"), another wholly owned and controlled subsidiary of RFC. MAM was selected to serve as RMH's Investment Advisor, purportedly to utilize its investment expertise to select the portfolio securities in which RMH would invest. MAM, subsequently, entered into an agreement with Morgan Keegan whereby Morgan Keegan provided all Accounting and Administrative Services ("AAS") to RMH, purportedly to use its expertise in connection with wealth management services. In fact, as alleged in detail *infra*, neither MAM nor Morgan Keegan utilized any investment or wealth management expertise to select or account for securities in RMH's portfolio—portfolio securities frequently were purchased blindly without the exercise of any judgment or basic due diligence whatsoever. In any event, Morgan Keegan and MAM effectively co-managed RMH and, for their purported services, each received substantial fees based on pre-determined net percentages of RMH's average daily total assets, described *infra*.

6.   Less than one year after RMH's IPO, the Complex rolled out the second mutual fund at issue here: Defendant RSF. RSF conducted an IPO on March 18, 2004 in which it issued 21 million shares at $15.00 per share and raised approximately $315 million. The proceeds of this offering (after the deduction of fees and expenses amounting to approximately $1.05 million) were invested in a portfolio of securities. As with RMH, RSF's offering was underwritten by Morgan Keegan, its portfolio was managed by Kelsoe, and MAM served as Investment Advisor and entered into a second AAS agreement with Morgan Keegan whereby they effectively co-managed RSF.

MAM received fees for their purported services based on pre-determined net percentages of RSF's average daily total assets, described *infra*.

7.   Approximately six months later, on September 7, 2004, the Complex formed the third mutual fund at issue here, Defendant RMA, which issued 24 million shares at $15.00 per share and raised approximately $360 million. The proceeds of this offering (after the deduction of fees and expenses amounting to approximately $1.2 million) were invested in a portfolio of securities. As with RMH and RSF, RMA's offering was underwritten by Morgan Keegan, its portfolio was managed by Kelsoe, and MAM served as Investment Advisor and entered into a third AAS agreement with Morgan Keegan whereby they effectively co-managed RMA. MAM received a third set of fees for their purported services at RMA based on pre-determined net percentages of RMA's average daily total assets, described *infra*.

8.   Approximately sixteen months after RMA's IPO, on January 23, 2006, the Complex offered the fourth of the Funds at issue here: Defendant RHY. RHY conducted an IPO in which it issued 27 million shares at $15.00 per share raising approximately $405 million. The proceeds of this offering (after the deduction of fees and expenses amounting to approximately $1.35 million) were invested in a portfolio of securities. RHY was otherwise just like RMH, RSF, and RMA. Morgan Keegan underwrote its IPO, Kelsoe managed its portfolio, and MAM served as Investment Advisor co-managing with Morgan Keegan pursuant to a fourth AAS agreement. For their purported services at RHY, MAM received fees based on pre-determined net percentages of RHY's average daily total assets, described *infra*.

9.   In addition to the same money manager, Investment Advisor, and AAS provider, the four sibling Funds also shared a common Board of Directors (the "Board") that was initially selected by MAM. The Board served as appointed by MAM and without a shareholder election from its

inception until July 13, 2007. Further, each of the Funds was indistinguishably represented to be a "diversified high-yield bond fund" offering "attractive monthly income plus capital appreciation potential," and with a portfolio managed by Defendant Kelsoe, "one of America's leading high-yield fund managers."

10.   Defendant Kelsoe had a "love affair with mortgage debt" while he was at the helm of the Complex.[4]   Kelsoe's embrace of ABS[5]—especially those tied to subprime mortgages, *i.e.*, mortgages to less creditworthy borrowers[6]—paid off for the Funds, which outperformed most of their so-called "peers" between 2003 and 2006. Kelsoe was subsequently seen as a "genius" or a "rock star" and he "rode that wave and earned a reputation as a hotshot money manager."[7]

11.   Indeed, before the summer of 2007, "Kelsoe's funds had an impressive record, which attracted a lot of investors who didn't find out until [the] summer [of 2007] just how he did it."[8] As Kelsoe ultimately admitted to *Bloomberg News* in late 2007, however, over the years he became

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[4] Gretchen Morgenson, "The Debt Crisis, Where It's Least Expected," N.Y. TIMES, Dec. 30, 2007.
[55] "ABS" are defined as "securit[ies] created by pooling loans other than residential *prime* mortgage loans and commercial mortgage loans." (Emphasis in original.) *See* Frank J. Fabozzi, *Bond Markets, Analysis, and Strategies* (7th ed.), at 354. "ABS," as that term is used herein, includes subprime Residential Mortgage Backed Securities ("RMBS") and Commercial Mortgage Backed Securities ("CMBS"), Collateralized Debt Obligations ("CDOs"), Collateralized Mortgage Obligations ("CMOs"), and Collateralized Loan Obligations ("CLOs"). The term "Structured Finance" securities or products is also used herein synonymously with ABS.

[6] There is a presumption in the mortgage lending industry that a FICO score of 660 divides prime and subprime borrowers. The principal definition of "subprime" is found in the *Expanded Guidance for Subprime Lending Programs*, issued jointly on January 31, 2001 by the U.S. Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Office of Thrift Supervision.
[7] Gretchen Morgenson, "The Debt Crisis, Where It's Least Expected," N.Y. TIMES, Dec. 30, 2007.
[8] Charles Jaffe, "More Who Deserve Lumps of Coal For Blunders This Year," BALTIMORE SUN, Dec. 18, 2007.

dangerously "intoxicat[ed]"[9] playing high-stakes financial poker with ABS, and he glutted the

Funds' portfolios (and those of other funds in the Complex) with a huge amount of low-priority ABS

tied to subprime mortgages that he did not adequately examine at the time of purchase. *See also*

infra at ¶¶ 113-115. As late as June 2007, when so many investors were bailing out of the ABS

industry and subprime structured finance markets generally, Kelsoe refused to relinquish his

clandestine strategy. As later described in the *Memphis Flyer*, he continued to "juice investment

returns to Barry-Bonds-like proportions" before the Funds "crashed and burned."

B.   The Funds Deceived Investors

12.   To conceal the significant risks—including a lack of diversification—resulting from

the concentration of the Funds' portfolio securities in ABS (especially ABS tied to subprime

mortgages), Kelsoe and the other Officer Defendants named herein operated the RMK Closed-End

Funds with two faces: a public face, *i.e.*, what Defendants told investors; and a private face, *i.e.*,

what was known by them and certain others inside the Complex.

1.   The Funds Falsely Classified ABS as "Corporate Bonds" and "Preferred Stocks" to Conceal Concentrations of Investments in the "Same Industry" and to Appear More Diversified Than They Actually Were

13.   The Funds represented to investors that they were subject to a fundamental

investment limitation whereby they could not purchase securities if, as a result, *25%* or more of a

Fund's total assets would be invested in the *"same industry."*[10] The Funds violated this key

investment limitation however, without stockholder approval. As of March 31, 2007, for example,

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[9] John A. MacDonald, "Morgan Keegan Brokerage Soldiering On As Aggrieved Investors Circle," BIRMINGHAM NEWS, June 7, 2009.

[10] *See* RMH Form 497 dated June 26, 2006; RSF Form 497 dated Mar. 22, 2004; RMA Form 497 dated Nov. 10, 2004; and RHY Form 497 dated Jan. 23, 2006.

the Funds had actually invested between *65-70%* of their respective portfolio securities in ABS, a *single industry* as delineated by the SEC's Standard Industrial Classification Code List (No. 6189, "Asset-Backed Securities").

14.   The Funds also violated their stated policies by investing *more than 25%* of their portfolio securities in mortgage-related securities, another distinct "industry" as delineated by the SEC in the Standard Industrial Classification List (No. 6162, "Mortgage Bankers & Loan Correspondents," *i.e.*, the mortgage loan industry). Specifically, in 2007, RMH invested approximately 27% of its assets in subprime mortgage-related ABS, RSF invested approximately 31%, RMA invested approximately 31%, and RHY invested approximately 32%.

15.   Not only did Defendants fail to disclose these "same industry" violations, but they also *falsely classified more than $240 million* in portfolio securities collectively (involving more than two dozen different securities) as corporate bonds and preferred stocks in order to deliberately obscure those violations from investors. The remarkable dollar size of the false classifications—*18%* of the Funds' collective initial market capitalization of $1.08 billion—and the *basic* nature of the Funds' false asset classifications indicate that they were intentional or at least highly reckless. To falsely classify ABS as corporate bonds and preferred stocks repeatedly is tantamount to confusing an issuer of gold with an issuer of pork bellies many times over. It simply does not happen by accident. Rather, as alleged herein, the false asset classifications were the result of a systematic effort to hide the Funds' concentration in ABS, and especially those ABS tied to subprime mortgages.

16.   Further, these false asset classifications made the Funds appear more diversified than they actually were—by consistently understating ABS and overstating corporate bonds and preferred stocks—and masked the true risk characteristics of the Funds and their portfolio securities.

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Investors were consequently deprived of the ability to assess the riskiness of investments in the

Funds, especially given the critical role that diversification plays when investing in below-

investment grade debt securities. Indeed, "[m]uch of the specific risk of high-yield bonds [can] be

diversified away,"[11] and academics posit that investors are better off choosing a *diversified* portfolio

of high-yield bonds than sticking to investment-grade bonds.[12] However, Defendants affirmatively

hid the fact that there was insufficient diversification here.

2.   The Manipulation of "Fair Value" Accounting

17.   The Funds also represented to the public that when price quotations for securities

were not readily available or if the available quotations were not believed to be reflective of market

value, those securities would be valued at "fair value" as "determined in good faith by [MAM's]

Valuation Committee."

18.   MAM's Valuation Committee did not value the Funds' portfolio securities at all,

however. Rather, all AAS were delegated by contract to Morgan Keegan, which assigned

accounting-related tasks to its Fund Accounting Department in its Wealth Management Services

("WMS") division. But Morgan Keegan's Fund Accounting Department did not determine the value

of the Funds' portfolio securities either. Instead, Kelsoe himself assigned values to portfolio

securities.

19.   In so doing, Kelsoe manipulated quotations submitted by broker-dealers and

arbitrarily assigned higher values to numerous portfolio securities to inflate the Funds' NAVs.

Higher NAVs earned Defendant Kelsoe—as well as Defendant Carter E. Anthony ("Anthony"),

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[11] Murali Ramaswami, "Hedging the Equity Risk of High-Yield Bonds," 47 FIN. ANALYSTS J. 41, 42 (1991).

[12] *See, e.g.,* John Gapper, "The return of high-risk optimism," FINANCIAL TIMES, Apr. 30, 2008.

President of the Funds and President and Chief Investment Officer ("CIO") of MAM from 2003

until August 2006; Defendant Brian B. Sullivan ("Sullivan"), the Funds' President and Principal

Executive Officer and MAM's CIO from 2006 through July 2009; and Defendant Joseph Thompson

Weller ("Weller"), the Funds' Treasurer and Morgan Keegan's Controller and Head of the Fund

Accounting Department—higher annual bonus compensation and kept the Complex flying high.

20.   The SEC has alleged that between January and July 2007 alone, Kelsoe sent

approximately *262 unsubstantiated price adjustments* to Morgan Keegan's Fund Accounting

Department and MAM's Valuation Committee. The Fund Accounting Department and Valuation

Committee rubber-stamped those adjustments, and those false securities prices were reported to

investors.

21.   In order to conceal the inflated values ascribed to the Funds' portfolio securities,

Kelsoe also enlisted the help of Gary S. Stringer ("Stringer"), Director of Investments at Morgan

Keegan's WMS, who was supposed to be responsible for the Fund Accounting Department's pricing

of the Funds' portfolio securities. For example, in the late spring of 2007, Kelsoe refused to allow a

2007 year-end on-site due diligence review (the "2007 Diligence Review") by certain Morgan

Keegan employees. Morgan Keegan's Due Diligence Policy for mutual funds required annual on-

site diligence reviews beginning in July 2006. However, as detailed *infra*, when Kim Escue, a

Morgan Keegan Vice President and WMS Fixed Income Analyst, made repeated attempts to conduct

the 2007 Diligence Review in the spring and summer of 2007, Kelsoe rebuffed her efforts at every

turn. Subsequently, Ms. Escue tried to blow the whistle on Kelsoe and the Funds but Stringer

quashed her efforts.

3. The Funds Falsely Touted Their Professional Portfolio Management

22.   From their inception, the Funds touted their professional portfolio management and

hyped the "RMK" brand name backed by RFC. The Funds emphasized money management by

"***one of America's leading high-yield fund managers***," and "sophisticated" wealth management

services offered by Morgan Keegan as AAS provider and effective co-manager. Morgan Keegan, in

particular, represented publicly that it was well-known for "***diligence on traditional and alternative***

funds and managers," and held itself out as following a "proven discipline towards [the] successful

management" of mutual funds. *See* Morgan Keegan's Wealth Management Services Overview,

annexed hereto as Exhibit A.

23.   The purported qualifications of the Funds' professional portfolio managers attracted

many investors who followed the well-accepted philosophy that the "key element in any [mutual]

fund is its manager."[13]   In reality, however, the Funds' portfolio managers were collecting fees for

doing little or nothing. Portfolio securities frequently were purchased blindly without the exercise of

basic due diligence (*see infra* at ¶¶ 113-115), and the "sophisticated" diligence services promised by

Morgan Keegan were nonexistent. Although it was Morgan Keegan's job to price and value the

Funds' portfolio securities in accordance with stated professional criteria, it failed to do so.

4. The Funds Were Falsely Characterized as "High Yield Bond Funds" and Measured Returns Using an Inappropriate Benchmark Index

24.   Defendants also falsely characterized the Funds' portfolios as consisting of and

performing in the same manner as corporate bonds and preferred stocks. Defendants compounded

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[13] AdvisorOne Report, "And the Winners Are . . .", Feb. 1, 2004; *see also* Mainstay Capital
Management LLC Report, "Buy the Manager, Not the Fund," July 1, 2004; MarketWatch, "Buy the
manager: Investment newsletter editor recommends funds, ETFs," Aug, 4, 2005.

this falsity by stating that the Funds' results would be measured against their "benchmark index," the Lehman Brothers Ba U.S. High Yield Index ("High Yield Index" or "Benchmark Index").[14] As described by "A Guide to the Lehman Brothers Global Family of Indices" from March 2008, annexed hereto as Exhibit B and discussed in greater detail *infra*, the High Yield Index consisted *solely* of corporate bonds and preferred stocks. In contrast to the High Yield Index, however, the Funds' portfolio securities were ***concentrated chiefly (65%-70%)*** in low-priority ABS, not in corporate bonds or preferred stocks. Thus, there was a built-in mismatch of assets between the Funds and their Benchmark Index, further alleged *infra* at ¶ 171, making the High Yield Index an inappropriate benchmark for the Funds' investment returns.

25.   Stringer acknowledged in a May 15, 2007 e-mail, funds in the Complex "act[ed] differently than the [high yield bond fund] market" as a "result of the[ir] holdings," and there were "risk exposures" in the Funds "that [we]re just different than more traditional bond funds." He stated in the same e-mail that "***Mr & Mrs Jones don't expect that kind of risk from their bond funds***." *See* Exhibit C hereto.

26.   Likening the Funds' assets to corporate bonds and preferred stocks was misleading and wrong, as would be known to any reputable investment professional, because the risk characteristics of corporate bonds and preferred stocks—and, thus, mutual funds that invest in those instruments—are entirely dependent upon the underlying fundamentals of the issuing entities. On the other hand, the risk characteristics of the ABS in which the Funds invested are entirely

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[14] "The Lehman Brothers Ba U.S. High Yield Index covers the universe of fixed rate, non-investment grade debt. Pay-in-kind (PIK) bonds, Eurobonds, and debt issues from countries designated as emerging markets (*e.g.*, Argentina, Brazil, Venezuela, etc.) are excluded, but Canadian and global bonds (SEC registered) of issuers in non- emerging countries are included. Original issue zeroes, step-up coupon structures, and 144As are also included." *See*, *e.g.*, June 7, 2006 Form N-CSR, at 5.

dependent upon the credit risk of the underlying individual borrowers behind the packaged

commercial, residential, and/or consumer receivables as well as the value of collateral given for

those loans.

5.   The Truth About the Funds Is Revealed and a Storm of Regulatory Action and a Financial Restatement Follow

27.   Investors suffered substantial losses when the true risks presented by the Funds'

assets were finally revealed to the public through a series of corrective disclosures starting in July

2007. Indeed, the Funds lost approximately $1 billion in market value in 2007, and market analysts

noted that the Funds were "*more bloodied than almost all of [their] rivals.*"[15] This was because the

Funds were not high-yield bond funds at all; they were *"just different,"* as Stringer put it, because

they were heavily concentrated in highly risky ABS.

28.   In July 2009, MAM, Morgan Keegan, and Kelsoe received a *Wells* notice from the

SEC in connection with the Funds (and other funds in the Complex), advising that the SEC intended

to bring an enforcement action for violations of the federal securities laws. That same month,

Morgan Keegan received another *Wells* notice—this time from the enforcement staff of FINRA—

advising that FINRA had determined to recommend disciplinary action for violations of certain

NASD rules.

29.   In October 2009, the Alabama Securities Commission, the Kentucky Department of

Financial Institutions, the Mississippi Secretary of State's Office, and the Office of the South

Carolina Attorney General formed a State Task Force and indicated that they were considering

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[15] Andy Meek, "Some RMK Funds Feel Pain of Subprime Meltdown," MEMPHIS DAILY NEWS, Aug. 27, 2007. and indicated that they were considering charges against Morgan Keegan, its related entities, certain of their officers in connection with the misconduct alleged herein.

charges against Morgan Keegan, its related entities, and certain of their officers in connection with the misconduct alleged herein..

30.   On April 7, 2010, the SEC issued an Order Instituting Administrative and Cease-And-Desist Proceedings (the "Cease & Desist Order"), annexed hereto as Exhibit D, against MAM, Morgan Keegan, Kelsoe, and Weller in connection with multiple funds including the RMK Closed-End Funds. The Cease & Desist Order, like this action, alleges violations of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"). The SEC stated in its April 7, 2010 press release concerning the Cease & Desist Order:

> The [SEC] today announced administrative proceedings against Memphis, Tenn.-based firms Morgan Keegan [ ] and M[AM] and two employees accused of ***fraudulently overstating the value of securities backed by subprime mortgages***. The SEC's Division of Enforcement alleges that Morgan Keegan failed to employ reasonable procedures to internally price the portfolio securities in five funds managed by Morgan Asset, and consequently did not calculate accurate [NAVs] for the [F]unds. Morgan Keegan recklessly published these inaccurate daily NAVs, and sold shares to investors based on the inflated prices.
>
> "***This scheme had two architects—a portfolio manager responsible for lies to investors about the true value of the assets in his funds, and a head of fund accounting who turned a blind eye to the fund's bogus valuation process***," said Robert Khuzami, Director of the SEC's Division of Enforcement. William Hicks, Associate Director in the SEC's Atlanta Regional Office, said, "***This misconduct masked from investors the true impact of the subprime mortgage meltdown on these funds.***"

31.   In addition, on April 8, 2010, the SEC, FINRA, and the State Task Force (collectively, the "Task Force") announced that they were commencing separate administrative proceedings against, inter alia, MAM, Morgan Keegan, Kelsoe, Sullivan, and Stringer for violations of the federal securities laws based on the Funds' false statements to the public (the "Task Force

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Proceeding"). The Task Force Proceeding alleges that the Funds' NAVs were artificially inflated due to the improper valuation of the Funds' holdings, and that the Funds failed to disclose certain risks to investors in 2007.

32.   With respect to the Task Force Proceeding, RFC has already acknowledged that a loss is *"probable."* Morgan Keegan subsequently recorded a *$200 million charge* in connection with the Task Force Proceeding for the quarter ended June 30, 2010.

33.   On May 27, 2010, in light of the allegations and findings in the Cease & Desist Order and the Task Force Proceeding, PricewaterhouseCoopers LLP ("PwC"), the Funds' independent public accounting firm for fiscal years 2006, 2007, and 2008, informed the Funds that PwC's audit reports should no longer be relied upon.

34.   On June 10, 2010, the Funds announced that its previously issued financial statements for fiscal years 2006, 2007, and 2008 could no longer be relied upon pending resolution of the Task Force Proceeding.

35.   BBD, LLP ("BBD") replaced PwC as the Funds' independent public accounting firm for the six-month period ended September 30, 2008 and for fiscal year 2009. In view of PwC's correspondence, BBD subsequently informed the Funds that BBD's audit reports similarly should no longer be relied upon.

36.   The Funds will issue restated financial statements as needed for fiscal years 2006, 2007, and 2008 pending resolution of the Task Force Proceeding, and the Funds have already issued a $37.5 million financial restatement for fiscal year 2009.

37.   The announcements by PwC and BBD were, in effect, announcements by the Funds' auditors that the Funds' financial statements, filed with the SEC and provided to investors, were materially false and misleading.

38.   As alleged herein, Defendants violated the federal securities laws by issuing

materially false and misleading financial statements, materially and falsely inflating the value of the

Funds' assets and their NAVs, and by materially misrepresenting the risk profile, diversification and

assets of the Funds.

II.   JURISDICTION AND VENUE

39.   The claims asserted herein arise under Sections 11, 12(a)(2) and 15 of the Securities

Act of 1933 (the "Securities Act"), 15 U.S.C. §§ 77k, 77*l* and 77*o*, Sections 10(b) and 20(a) of the

Exchange Act, 15 U.S.C. §§ 78j(b) and 78t(a), and Rule 10b-5 promulgated thereunder by the SEC,

17 C.F.R. § 240.10b-5.

40.   This Court has jurisdiction over the subject matter of this action pursuant to Section

22 of the Securities Act, 15 U.S.C. § 77v, Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28

U.S.C. §§ 1331 and 1337(a).

41.   Venue is proper in this District pursuant to Section 22 of the Securities Act, Section

27 of the Exchange Act, and 28 U.S.C. § 1391(b), (c) and (d). Many of the acts and omissions

charged herein, including the preparation and dissemination to the public of materially false and

misleading information, occurred in substantial part in this District.

42.   In connection with the acts and conduct alleged herein, Defendants, directly or

indirectly, used the means and instrumentalities of interstate commerce, including but not limited to

the United States mails, interstate telephone communications, and the facilities of national securities

exchanges and markets.

III.   PARTIES

A.   Plaintiffs

43.   Plaintiff James and Barbara Rhea Warwick ("Plaintiffs") are residents of the State of Mississippi, purchased shares of RMK High Income, RMK Strategic, RMK Advantage, and RMK Multi-Sector as alleged herein, and were damaged thereby.

B.   Defendants

44.   Defendant RMK High Income Fund, Inc. ("RMK High Income" or "RMH") was organized as a Maryland corporation on April 16, 2003, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK High Income is registered under the Investment Company Act of 1940 ("ICA") as a diversified, closed-end management investment company. RMK High Income commenced investment operations on June 24, 2003. The RMK High Income's shares actively traded on the NYSE under the ticker symbol "RMH."

45.   Defendant RMK Strategic Income Fund, Inc. ("RMK Strategic" or "RSF") was organized as a Maryland corporation on March 18, 2004, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK Strategic is registered under the ICA as a diversified, closed-end management investment company. RMK Strategic commenced investment operations on March 18, 2004. RMK Strategic's shares actively traded on the NYSE under the ticker symbol "RSF."

46.   Defendant RMK Advantage Income Fund, Inc. ("RMK Advantage" or "RMA"), was organized as a Maryland corporation on September 7, 2004, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK

Advantage is registered under the ICA as a diversified, closed-end management investment company. RMK Advantage commenced investment operations on November 8, 2004. RMK Advantage's shares actively traded on the NYSE under the ticker symbol "RMA."

47.   Defendant RMK Multi-Sector High Income Fund, Inc. ("RMK Multi-Sector" or "RHY") was organized as a Maryland corporation on January 19, 2006, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK Multi-Sector is registered under the ICA as a diversified, closed-end management investment company. RMK Multi-Sector's shares actively traded on the NYSE under the ticker symbol "RHY."

48.   Defendant Regions Financial Corporation ("RFC"), a Delaware corporation, is a financial holding company that provides banking and other financial services through its subsidiaries. RFC is headquartered at 1900 Fifth Avenue North, Birmingham, Alabama 35203. RFC is the ultimate parent corporation of MAM and Morgan Keegan. As corporate parent, RFC controlled a tight cluster of overlapping and interwoven enterprises that operated as a unified complex and treated the revenue generated by MAM as its own. RFC aggressively used its name to facilitate the retail investment services offered under the "Regions Morgan Keegan" or "RMK" brand. For example, in public filings and statements, RFC stated:

> (a)   "R[FC] is also combining the investment management expertise of Morgan Keegan and Regions Trust into Morgan Asset Management. . . ."

> (b)   "[RFC's] investment and securities brokerage, trust and asset management division, Morgan Keegan, Inc., provides services from over 400 offices."

> (c)   "As a Regions Morgan Keegan Trust client, you enjoy: . . .

Investment Intellect: Your investments are professionally managed by [MAM], our

nationally-recognized investment manager."

> (d)   "[RFC] provides . . . brokerage and trust services in over 400
>
> offices of Morgan Keegan . . . Morgan Keegan's lines of business
>
> include . . . trust and asset management."
>
> (e)   "[RFC's] primary source of brokerage, investment banking, and
>
> trust revenue is its subsidiary, Morgan Keegan. Morgan Keegan's
>
> revenues are predominantly recorded in the brokerage and investment
>
> banking and trust department income lines. . . ."

49.   Defendant MK Holding, Inc. ("MK Holding") is a wholly owned subsidiary of RFC

and is the wholly owned parent of MAM.

50.   Defendant Morgan Asset Management, Inc. ("MAM"), a Tennessee corporation, is a

federally registered investment adviser with the SEC, and was the Funds' Investment Adviser.

MAM is a direct wholly owned subsidiary of MK Holding, and indirect wholly owned subsidiary of

RFC. MAM is headquartered at 1901 6th Avenue North, 4th Floor, Birmingham, Alabama 35203.

51.   Defendant James C. Kelsoe, Jr. ("Kelsoe"), a resident of Tennessee, was MAM's

Senior Portfolio Manager for the Funds. Defendant Kelsoe was responsible for selecting and

purchasing the holdings for the Funds and for managing the Funds' day-to-day operations. In 2007,

Defendant Kelsoe was also a Managing Director of Morgan Keegan. Defendant Kelsoe is named as

a respondent in the Cease & Desist Order filed by the SEC and in the Task Force Proceeding.

Defendant Kelsoe signed RMH's Form N-CSRS Certified Semi- Annual Reports dated December 9,

2004, September 30, 2005 and December 8, 2005; RMH's Form N-CSR Certified Annual Reports

dated March 31, 2005, June 6, 2005 and March 31, 2006; RSF's Form N-CSRS Certified Semi-

Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RSF's Form

N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7,

2006; RMA's Form N-CSRS Certified Semi- Annual Reports dated September 30, 2005 and

December 8, 2005; RMA's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6,

2005, March 31, 2006 and June 7, 2006; and RHY's Forms N-CSR Certified Annual Reports dated

March 31, 2006 and June 7, 2006.

52.   Defendant Carter E. Anthony ("Anthony"), a resident of Alabama, was President of

the Funds from 2003 until at least August 2006. From 2002 to 2006, he was President and Chief

Investment Officer of MAM. From 2000 to 2002, he served as Executive Vice President and

Director of the Capital Management Group at RFC. Anthony signed each of the Funds' Offering

Materials (as defined below); RMH's Form N-CSRS Certified Semi-Annual Reports dated

December 9, 2004, September 30, 2005 and December 8, 2005; RMH's Form N-CSR Certified

Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMH's

Form N-Q Quarterly Statements of Portfolio Holdings dated March 1, 2005, August 30, 2005,

February 28, 2006 and August 29, 2006; RSF's Form N-CSRS Certified Semi-Annual Reports dated

December 9, 2004, September 30, 2005 and December 8, 2005; RSF's Form N- CSR Certified

Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RSF's Form

N-Q Quarterly Statements of Portfolio Holdings dated March 1, 2005, August 30, 2005, February

28, 2006 and August 29, 2006; RMA's Form N-CSRS Certified Semi- Annual Reports dated

September 30, 2005 and December 8, 2005; RMA's Form N-CSR Certified Annual Reports dated

March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMA's Form N-Q Quarterly

Statements of Portfolio Holdings dated December 31, 2004, June 30, 2005, December 5, 2005 and

June 30, 2006; RHY's Forms N-CSR Certified Annual Reports dated March 31, 2006 and June 7,

2006; and RHY's Form N-Q Quarterly Statements of Portfolio Holdings dated August 29, 2006.

53.   Defendant Brian B. Sullivan ("Sullivan"), a resident of Alabama, was President and Principal Executive Officer ("PEO") of the Funds, and President and Chief Investment Officer of MAM. Defendant Sullivan was responsible for the overall management of MAM, including oversight of the Funds. Defendant Sullivan is named as a respondent in the Task Force Proceeding. Defendant Sullivan signed each of the Funds' Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; and Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008.

54.   Defendant Joseph Thompson Weller ("Weller"), a resident of Memphis, Tennessee, became the Funds' Treasurer on November 10, 2006. He was also Morgan Keegan's Controller and head of Morgan Keegan's Fund Accounting Department. Weller has also served as a Managing Director and Controller of Morgan Keegan since 2001. He was Senior Vice President and Controller of Morgan Keegan from 1998 to 2001, Controller and First Vice President from 1997 to 1998, Controller and Vice President from 1995 to 1997 and Assistant Controller from 1992 to 1995. Weller is named as a respondent in the Task Force Proceeding. Weller signed RMH's Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; RMH's Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; RMH's Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008; RSF's Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; RSF's Forms N- CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; RSF's Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008; RMA's Form N-CSRS Certified Semi-Annual Reports dated

-20-

September 30, 2007; RMA's Form N-CSR Certified Annual Reports dated September 30, 2006,

March 31, 2007 and March 31, 2008; RMA's Form N-Q Quarterly Statements of Portfolio Holdings

dated December 31, 2006, June 30, 2007, December 31, 2007 and June 30, 2008; RHY's Form N-2

Registration Statement dated November 15, 2005; RHY's Form N-CSRS Certified Semi-Annual

Reports dated December 7, 2006 and December 5, 2007; RHY's Form N-CSR Certified Annual

Reports dated June 6, 2007 and June 3, 2008; and Form N-Q Quarterly Statements of Portfolio

Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008.

55.   Defendants Kelsoe, Anthony, Sullivan, and Weller are collectively referred to herein

as the "Officer Defendants."

56.   Defendant Allen B. Morgan ("Morgan"), a resident of Tennessee and founder of

Morgan Keegan & Co. in 1969, was Chairman of the Funds' Boards of Directors. Morgan

contemporaneously served as Director and Vice-Chairman of RFC, a Director of MAM, and as

Chairman and Executive Managing Director of Morgan Keegan. Defendant Morgan signed the RHY

Offering Materials.

57.   Defendant J. Kenneth Alderman ("Alderman"), a resident of Alabama, was a member

of the Funds' Boards of Directors. Alderman also contemporaneously served as an Executive Vice

President of RFC and Vice-President and Chief Executive Officer of MAM. Defendant Alderman

signed the RHY Offering Materials.

58.   Defendants Morgan and Alderman are together referred to herein as the "Director

Defendants.

59.   Morgan Keegan & Company, Inc. ("Morgan Keegan"), a Tennessee corporation, is a

registered broker-dealer with the SEC, as well as a federally registered investment adviser with the

SEC. Morgan Keegan is a wholly owned subsidiary of RFC. Morgan Keegan was the lead

underwriter in connection with the public offerings of the Funds, including the RMK Multi-Sector IPO. Morgan Keegan was also responsible for the pricing of the Funds' securities, and effectively co- managed the Funds with MAM. Morgan Keegan is not a defendant in the action.

60. The graphic below illustrates the relationships between and among RFC, MK Holding, MAM, Morgan Keegan, the Officer Defendants, and the Director Defendants. As depicted, there were extensive interrelationships between and among these Defendants. RFC owned and controlled MAM and Morgan Keegan, MAM and Morgan Keegan managed and administered the Funds, and RFC had a cross-directorship and overlapping employees with the Funds, MAM, and Morgan Keegan.


Regions Financial Corporation
Parent
Allen B. Morgan
Director & Vice Chairman
J. Kenneth Alderman
Executive V.P.
Carter E. Anthony
Executive V.P. 2000-2002
Morgan Keegan & Co.
Accounting & Administrative Service Provider
Morgan Keegan Holding Inc.
Holding Shell
Gary S. Stringer
Director, WMS
Staffed Valuation Comm.
Joseph T. Weller
Controller,
Fund Accounting Head
James C. Kelsoe
Managing Director
Allen B. Morgan
Chairman,
Exec. Managing Director
Morgan Asset Management
Investment Adviser
James C. Kelsoe
Senior Portfolio Manager
Carter E. Anthony
President & CIO
2002-2006
Brian B. Sullivan
President & CIO
2006-2008
Allen B. Morgan
Director
J. Kenneth Alderman
Chief Executive Officer, VP
RMK Closed-End Funds
James C. Kelsoe
Money Manager
Allen B. Morgan
Board Chairman
Joseph T. Weller
Treasurer
J. Kenneth Alderman
Board Member
Carter E. Anthony
President & PEO
Brian B. Sullivan
President & PEO
2006-2008

IV. FACTUAL BACKGROUND AND SUBSTANTIVE ALLEGATIONS

A. Introduction to Closed-End Mutual Funds

61. Closed-end funds are a category of investment company established by Section 5(a) of the ICA, 15 U.S.C. § 80a-5(a). Closed-end funds are regulated by the ICA and the rules adopted

thereunder, and are also subject to SEC registration and regulation under the Securities Act and Exchange Act. Although closed-end funds are often compared to traditional open-end funds because both are types of mutual funds and share similar names, closed-end funds have distinguishing features and different mechanics.

62.   Closed-end funds are launched through an IPO that raises a fixed amount of money by issuing a fixed number of shares. A closed-end fund's manager then takes the IPO proceeds and invests them in assets according to a given investment policy or objective. A closed-end fund is thereafter configured into a stock listed on an exchange and traded in the secondary market. Accordingly, after an IPO, shares of a closed-end fund are bought and sold on the open market.

63.   Closed-end funds do not incur the ongoing costs associated with creating and redeeming shares, and also typically have lower expense ratios than open-end mutual funds. In a closed-end fund, although the NAV has a relationship to the fund's share price, the shares may trade at a discount or premium to NAV. In contrast, open-end funds incur the ongoing costs associated with creating and redeeming shares, and the share price of an open- end fund always trades at NAV.

B.   Introduction to the RMK Closed-End Funds

64.   The Funds are each registered under the ICA as *diversified*, closed-end management investment companies. Each of the Funds was authorized to issue one billion shares of common stock with a par value of $0.0001 per share. The Funds' common shares have no preemptive, conversion, exchange, or redemption rights. All common shares issued by the Funds have equal voting, dividend, distribution, and liquidation rights. RMH, RSF, RMA, and RHY issued 16.5 million, 21 million, 24 million, and 27 million shares, respectively, as alleged herein.

65.   Each of the Funds filed Registration Statements and amended Registration Statements

with the SEC on Forms N-2 and N-2/A. The Funds also filed Prospectuses with the SEC, which

incorporated by reference Statements of Additional Information ("SAIs") attached thereto and all

other exhibits (collectively, "Offering Materials"). The Funds' Offering Materials each enumerated

fundamental investment limitations, including the 25% "same industry" fundamental investment

limitation, discussed herein, and otherwise represented that the Funds would be sufficiently

diversified. Thereafter, the Funds each filed separate Quarterly Schedules of Portfolio Holdings

with the SEC on Form N-Q, but filed "combined" Certified Semi-Annual Reports on Form N-CSRS

and Certified Annual Reports on Form N-CSR.

66.   The Funds' financial statements were all reported using fiscal years ending on March

31 in purported compliance with Generally Accepted Accounting Principles ("GAAP"), and the

Funds employed PwC as their independent auditing firm until March 2008, when BBD assumed

PwC's responsibilities.

67.   Each of the Funds entered into an agreement with MAM for provision of investment

advisory services. Pursuant to the terms of the Funds' Investment Advisory Agreements, MAM

charged the Funds an annual advisory fee of 0.65% of each Fund's average daily total assets minus

the sum of accrued liabilities other than debt entered into for purposes of leverage. In light of this

compensation structure, therefore, MAM, Kelsoe, Anthony, Sullivan and Weller all had an incentive

to maximize the reported NAVs of the Funds. In fiscal years 2006 and 2007, MAM earned more

than two million dollars in fees from the Funds based on falsely reported NAVs, as alleged herein.

Further, as employees of MAM and the Funds' portfolio managers, Defendants Kelsoe, Anthony,

Sullivan and Weller each received a base salary and an annual cash bonus equal to as much as 50%

of their annual base salaries as determined by *investment management results compared to the*

Funds' Benchmark Index. Kelsoe, Anthony and Sullivan each earned 50% of their bonuses by meeting target returns and 75% by meeting maximum returns (the remaining 25% was determined by a Bonus Plan Committee), and thus had a further incentive to maximize the Funds' reported NAVs.

68.   Kelsoe made approximately $6 million per year compensation on the Funds by virtue of his April 8, 2004 employment agreement with Morgan Asset Management. This employment agreement provided Kelsoe with a 20% cut of all MAM management fees earned as advisor to the Funds. This enormous compensation package provided substantial motive for Kelsoe to maintain the NAV by any means to maximize his compensation.

69.   The Funds also entered into AAS agreements with Morgan Keegan. Pursuant to the terms of those agreements, Morgan Keegan was supposed to provide all record keeping and fund accounting services to the Funds, and was to ensure that the Funds' accounting records and portfolio securities reporting processes were in compliance with stated procedures. Specifically, Morgan Keegan's WMS division (primarily, the Fund Accounting Department) provided all portfolio accounting services—including the determination of fair values for portfolio securities, where necessary—and certain administrative personnel and services to the Funds for an annual fee of 0.15% based on a percentage of each Fund's average daily total assets minus the sum of accrued liabilities other than debt entered into for purposes of leverage.

70.   Morgan Keegan, too, thus had an incentive to maximize the Funds' reported NAVs. In fiscal years 2006 and 2007, Morgan Keegan earned more than half a million in fees from the Funds based on falsely inflated NAVs, as described *infra*.

71.   The Funds did not hold annual shareholder meetings for the purpose of electing directors until July 13, 2007. Rather, the members of the Funds' Board, including the Director Defendants, were handpicked by MAM. Notably, the founder of Morgan Keegan and Chairman of

the Funds' Board, Defendant Allen B. Morgan, Jr., also contemporaneously served as a Director and

Vice Chairman of RFC, a Director of MAM, and as Chairman and Executive Managing Director of

Morgan Keegan. Another Board member, Defendant J. Kenneth Alderman, also contemporaneously

served as an Executive Vice President of RFC and Vice President and Chief Executive Officer of

MAM.

72.   Initially, the Board was responsible for pricing the Funds' securities in accordance

with the Funds' valuation policies and procedures. But, as referenced, the Board delegated all

pricing responsibility to Morgan Keegan under the AAS agreements. In practice, Morgan Keegan's

Fund Accounting Department was tasked with pricing the Funds' portfolio securities and calculating

their daily NAVs. As a supposed check, albeit a circular one, Defendant Weller, Morgan Keegan

Controller and Head of the Fund Accounting Department, staffed a "Valuation Committee" at MAM

to oversee the Fund Accounting Department's processes.

73.   The Funds' Offering Materials and other SEC filings described the Funds' investment

strategies and objectives, and provided explicit limitations and restrictions on investments. The

Funds shared *identical* investment objectives and fundamental investment limitations.

74.   The Funds each had a primary and secondary investment objective. The Funds'

primary investment objective was to "seek a high level of current income." "Capital growth" was

the secondary investment objective when consistent with their primary investment objective. Each of

the Funds supposedly sought "to achieve its investment objectives by investing in a *diversified*

portfolio consisting primarily of debt securities that the [Investment] Adviser believes offer

attractive yield and capital appreciation potential," by focusing on investments in below investment

grade securities, sometimes called "junk bonds." To this end, the Funds were each permitted to

invest at least 50% of its total assets in securities rated Ba1 or lower by Moody's Investors Service,

Inc. ("Moody's"), BB+ or lower by Standard & Poor's Ratings Group, ("S&P"), or, if unrated,

securities determined by MAM to be of comparable quality, in order to achieve their objectives.

75.   The Funds also shared indistinguishable "fundamental investment limitations."

Specifically, the Funds could not: (1) issue senior securities, except as permitted by the ICA; (2)

borrow money in excess of 33 1/3% of its total assets (including the amount borrowed) minus

liabilities (other than the amount borrowed), except that the Funds may borrow up to an additional

5% of their total assets for emergency or temporary purposes; (3) lend any security or make any

other loan if, as a result, more than 33 1/3% of total assets would be lent to other parties, except this

limitation does not apply to purchases of debt securities or to repurchase agreements; (4) underwrite

securities issued by others, except to the extent that the Funds may be considered an underwriter

within the meaning of the [Securities Act], in the disposition of restricted securities; *(5) purchase

the securities of any issuer* (other than securities issued or guaranteed by the U.S. government or

any of its agencies or instrumentalities) *if, as a result, 25% or more of the Fund's total assets

would be invested in the securities of companies the principal business activities of which are in

the same industry*; (6) purchase or sell real estate unless acquired as a result of ownership of

securities or other instruments, except that the Fund may invest in securities or other instruments

backed by real estate or securities of companies engaged in the real estate business; (7) purchase or

sell physical commodities unless acquired as a result of ownership of securities or other

instruments, except that the Fund may purchase or sell options and futures contracts or invest in

securities or other instruments backed by physical commodities; and (8) with respect to 75% of the

Fund's total assets, purchase the securities of any issuer if, as a result, (i) more than 5% of the

Fund's total assets would be invested in the securities of that issuer or (ii) the Fund would hold more

than 10% of the outstanding voting securities of that issuer. *See* RMH Form 497 dated June 26,

2006; RSF Form 497 dated Mar. 22, 2004; RMA Form 497 dated Nov. 10, 2004; and RHY Form

497 dated Jan. 23, 2006.

76.   In addition to the extensive overlap of their management and investment objectives

and limitations as described above, the Funds were otherwise closely correlated. They purchased

substantially the same portfolio securities and, therefore, a security owned by one of the Funds was

frequently owned by another Fund, if not all of the Funds. As a result of their correlated portfolio

securities, the Funds' NAVs and public share prices were also nearly identical.[16]

77.   For example, Table 1 below sets forth the total percentage of securities held by at

least two of the Funds at the end of fiscal years 2005, 2006, and 2007. As seen below, in 2005, the

Funds' portfolios were comprised of approximately 80.79% of the same securities, in 2006 they

were comprised of approximately 91.42% of the same securities, and in 2007, they were comprised

of approximately 95.15% of the same securities.

TABLE 1 Percentage of Securities Held by RMH, RSF, RMA, and RHY And At Least One Other Fund			
Fund	FY'2005	FY'2006	FY'2007
RMH	88.54	98.55	96.34
RSF	85.18	87.65	94.35
RMA	81.75	93.99	94.96
RHY	67.37	87.49	95.25
Combined	80.79	91.42	95.15

78.   Table 2 represents the market value correlation of the Funds between January 23,

---

[16]This table was prepared using information in the Funds' Annual Reports for fiscal years 2005, 2006, and 2007. For each Fund, the percentage is calculated as the sum of the fair value of securities held by it and at least one other Fund, divided by sum of fair value. This table considers all asset classes, except for "Eurodollar Time Deposits" and "Repurchase Agreements."

2006 (the first day on which all four Funds traded on the NYSE), and July 29, 2008. "Correlation" is

a measure of the strength of the linear relationship between two variables. Correlations range from -

1 to +1, with -1 and +1 representing perfect linear relationships. For example, two variables with a

correlation of 1, implies that if the first variable changes by "x" amount, the second variable will

also change by "x" amount. Each cell in Table 2 represents the correlation between the market value

of at least two of the Funds.

TABLE 2 The Funds' Market Value Correlation 1/23/2006-7/29/2008				
	RMH	RMA	RHY	RSF
RMH	1			
RMA	0.99877202	1		
RHY	0.99383887	0.9965503	1	
RSF	0.99924738	0.99961194	0.99565883	1

79.   The chart below further illustrates the Funds' high correlations to one another and the

respective Funds' NAV:



80.   As depicted in the tables and chart above, even though the Funds were established as four distinct funds that were represented to be "*diversified*, closed-end management investment companies, *each with its own* investment objective," the Funds performed in substantially identical.

C.   Representations About the Funds' 25% "Same Industry" Fundamental Investment Limitation Were False and Misleading

81.   The SEC's Division of Corporation Finance currently classifies businesses into different industries using the Standard Industrial Classification ("SIC") system.

82.   According to the SEC's SIC List, "Asset-Backed Securities" is a single industry delineated by SIC No. 6189.[17]

83.   Further, the SIC List identifies "Mortgage Lenders and Loan Correspondents" as a single industry under SIC No. 6162.

---

[17]*See* http://www.sec.gov/info/edgar/siccodes.htm.

84.   In addition, the term "Structured Finance" is frequently used to refer to a single industry of various ABS types. Indeed, Structured Finance was considered a single industry by the Funds' auditor, PwC. For example, in one PwC article titled "Improving The Valuation Process For Structured Finance Products," PwC stated that "[f]or nearly three decades, *the structured finance industry* enjoyed growth and success driven by steady improvements and innovative developments."[18] On its website, PwC represents: "We provide technology based solutions to data and infrastructure problems *unique to the structured finance industry*." PwC even has a Structured Products Group that "prides [it]sel[f] on making a positive contribution to the development of the *structured finance market*, promoting a better understanding of the *industry*."

85.   The Funds' SEC filings stated that the Funds would remain fully *diversified* and would not concentrate in any particular industry, and that this policy could only be changed through a vote of a majority of the Funds' outstanding shares. This was reinforced by a stated fundamental investment limitation whereby they would not "purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, 25% or more of the Fund[s'] total assets would be invested in the securities of companies the principal business activities of which are in the *same industry*."

86.   These representations were materially false and misleading when made. As of March 31, 2007, for example, the Funds invested between *65-70%* of their portfolio securities in ABS, far in excess of the 25% fundamental investment limitation. Moreover, within that classification of ABS, the Funds invested in subprime mortgage-related securities in double violation of their 25%

---

[18] See David Lukach, Frank Serravalli & Chris Merchant, Global Banking & Financial Policy Review 2008/2009 (Oct. 2008), available at http://www.pwc.com/us/en/financial-instruments-and-credit/publications.

same industry investment limitation. Table 3 illustrates these ABS concentrations by Fund:

87.   These over-concentrations in ABS, or structured finance instruments, were in clear violation of the Funds' 25% same industry investment limitations.

> **D.   Defendants Falsely Classified Hundreds of Millions of Dollars'
> Worth of ABS as "Corporate Bonds" and "Preferred Stocks" in
> Order to Hide Same Industry Concentrations and to Make the
> Funds Appear More Diversified Than They Actually Were**

88.   As of March 31, 2007, the Funds falsely classified *approximately $217.8 million of ABS—or 16.4% of the Funds' combined initial gross market capitalization*—as relatively less risky corporate bonds and preferred stocks in SEC filings. Broken out by Fund, as of March 31, 2007, the false asset classifications equate to *18%, 14%, 17%, and 17%* of RMH, RSF, RMA, and RHY's respective initial gross market capitalizations.

89.   As of June 30, 2007, the Funds' falsely classified *approximately $240.4 million of ABS—or 18% of the Funds' combined initial gross market capitalization—*as corporate bonds and preferred stocks in SEC filings. Broken out by Fund, as of June 30, 2007, the false asset classifications equate to *20.5%, 16.3%, 18%, and 18%* of RMH, RSF, RMA, and RHY's respective initial gross market gross capitalizations.

90.   Tables 4-7 below enumerate the specific securities that were falsely classified by each Fund, the SEC filings in which they were falsely classified, and, to the extent the securities were not sold from the portfolio, the SEC filings in which they were correctly reclassified. As shown below, all of the Funds' false asset classifications were consistently in one direction—the Funds materially overstated corporate bonds and preferred stock holdings and materially understated ABS holdings.

			TABLE 4			
#	**RMH Asset Name**	**Falsely Stated Asset Class**	**SEC Filings Containing False Asset Classification**	**Correct Asset Class**	**SEC Filing in Which Assets Are Re-Classified**	
1	Antares Funding LP 13.413% 12/14/11	Corporate Bond	08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained	
2	Canal Pointe II LLC. 5.340% 6/25/14	Corporate Bond	12/05/2007 Form N-CSRS 06/06/2007 Form N-CSR	ABS	Not Retained	
3	Eirles Two Ltd. 262 10.860% 8/3/21	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR	
4	Eirles Two Ltd. 263 13.360% 8/3/21	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR	
5	InCaps Funding II Ltd. Zero Coupon Bond 1/15/34	Corporate Bond	06/06/2007 Form N-CSR	ABS	Not Retained	
6	Lincoln Park Referenced Link Notes 2001-1 8.780% 7/30/31	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR	
7	Preferred Term Securities II, Ltd. 10.000% 5/22/33	Corporate Bond	02/28/2007 Form N-Q 08/29/2007 Form N-Q 06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR	
8	Preferred Term Securities XVIII, Ltd. 10.000% 9/23/35	Corporate Bond	8/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained	
9	Preferred Term Securities XXI, Ltd. 10.000% 3/22/38	Corporate Bond	12/07/2006 Form N-CSRS 02/28/2007 Form N-Q 8/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR	
10	Preferred Term Securities XXII, Ltd. 15.000% 9/22/36	Corporate Bond	06/06/2007 Form N-CSR 8/29/2007 Form N-Q	ABS	03/31/2008 Form N-CSR	
11	Preferred Term Securities XXIII, Ltd. 15.000% 12/22/36	Corporate Bond	8/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR	
12	Preferred Term Securities XXIV, Ltd. 10.000% 3/22/37	Corporate Bond	02/28/2007 Form N-Q 08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained	

TABLE 4					
#	RMH Asset Name	Falsely Stated Asset Class	SEC Filings Containing False Asset Classification	Correct Asset Class	SEC Filing in Which Assets Are Re-Classified
13	Preferred Term Securities XXV, Ltd. 10.000% 6/22/37	Corporate Bond	08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained
14	Pyxis Master Trust 2006-7 10.320% 10/1/37	Corporate Bond	08/29/2007 Form N-Q 06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
15	Pyxis Master Trust 10.320% 10/1/2037	Corporate Bond	08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
16	Steers Delaware Business Trust 2007-A 7.599% 6/20/18	Corporate Bond	06/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
17	TPREF Funding III Ltd. 11.000% 1/15/33	Corporate Bond	06/06/2007 Form N-CSR 02/28/2007 Form N-Q	ABS	06/03/2008 Form N-CSR
18	Baker Street Funding	Preferred Stock	12/07/2006 Form N-CSRS 02/28/2007 Form N-Q 08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained
19	Baker Street Funding 2006-1	Preferred Stock	06/06/2007 Form N-CSR 8/29/2007 Form N-Q 02/28/2007 Form N-Q 12/07/2006 Form N-CSRS	ABS	Not Retained
20	Centurion VII	Preferred Stock	8/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained
21	Credit Genesis CLO 2005	Preferred Stock	12/07/2006 Form N-CSRS 02/28/2007 Form N-Q 8/29/2007 Form N-Q 12/05/2007 Form N-CSRS 06/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
22	Harborview 2006-8	Preferred Stock	02/28/2007 Form N-Q 8/29/2007 Form N-Q 12/05/2007 Form N-CSRS 06/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
23	Hewett Island II	Preferred Stock	02/28/2007 Form N-Q 12/05/2007 Form N-CSRS 06/06/2007 Form N-CSR	ABS	Not Retained
24	Indymac Indx Cl-1 Corp.	Preferred Stock	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 02/28/2007 Form N-Q	ABS	06/03/2008 Form N-CSR
25	Marquette Park CLO Ltd.	Preferred Stock	02/28/2007 Form N-Q 8/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained
26	Mountain View Funding	Preferred Stock	12/07/2006 Form N-CSRS 02/28/2007 Form N-Q 06/06/2007 Form N-CSR 8/29/2007 Form N-Q	ABS	Not Retained
27	WEBS CDO 2006-1 PS	Preferred Stock	06/06/2007 Form N-CSR 8/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR

-34-

	TABLE 5				
#	RSF Asset Name	Falsely Stated Asset Class	SEC Filings Containing False Asset Classification	Correct Asset Class	SEC Filing in Which Assets Are Re-Classified
1	Antares Funding LP 13.413% 12/14/11	Corporate Bond	08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained
2	Canal Pointe II LLC. 5.340% 6/25/14	Corporate Bond	06/06/2007 Form N-CSR 08/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	Not Retained
3	Eirles Two Ltd. 262 10.860% 8/3/21	Corporate Bond	12/05/2007 Form N-CSRS 06/06/2007 Form N-CSR 02/28/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
4	Eirles Two Ltd. 263 13.360% 8/3/21	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
5	Lincoln Park Referenced Link Notes 2001-1 8.780% 7/30/31	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
6	Preferred Term Securities II, Ltd. 10.000% 5/22/33	Corporate Bond	02/28/2007 Form N-Q 06/06/2007 Form N-CSR 08/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
7	Preferred Term Securities XVIII, Ltd. 10.000% 9/23/35	Corporate Bond	06/06/2007 Form N-CSR 08/29/2007 Form N-Q	ABS	Not Retained
8	Preferred Term Securities XXI, Ltd. 10.000% 3/22/38	Corporate Bond	06/06/2007 Form N-CSR 08/29/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
9	Preferred Term Securities XXII, Ltd. 15.000% 9/22/36	Corporate Bond	06/06/2007 Form N-CSR 08/29/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
10	Preferred Term Securities XXIII, Ltd. 15.000% 12/22/36	Corporate Bond	06/06/2007 Form N-CSR 08/29/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
11	Preferred Term Securities XXIV, Ltd. 10. 000% 3/22/37	Corporate Bond	06/06/2007 Form N-CSR 08/29/2007 Form N-Q	ABS	Not Retained
12	Preferred Term Securities XXV, Ltd. 10.000% 6/22/37	Corporate Bond	08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained
13	Pyxis Master Trust 2006-7 10.320% 10/1/37	Corporate Bond	08/29/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
14	Pyxis Master Trust 10.320% 10/1/2037	Corporate Bond	06/06/2007 Form N-CSR 08/29/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
15	Regional Diversified Funding 10.000% 1/25/36	Corporate Bond	08/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
16	Steers Delaware Business Trust 2007-A 7.599% 6/20/18	Corporate Bond	06/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
17	Baker Street Funding	Preferred Stock	12/07/2006 Form N-CSRS 02/28/2007 Form N-Q 06/06/2007 Form N-CSR 8/29/2007 Form N-Q	ABS	Not Retained

-35-

			TABLE 5		
#	RSF Asset Name	Falsely Stated Asset Class	SEC Filings Containing False Asset Classification	Correct Asset Class	SEC Filing in Which Assets Are Re-Classified
18	Baker Street Funding 2006-1	Preferred Stock	8/29/2007 Form N-Q 06/06/2007 Form N-CSR 02/28/2007 Form N-Q 12/07/2006 Form N-CSRS	ABS	Not Retained
19	Centurion VII	Preferred Stock	06/06/2007 Form N-CSR 8/29/2007 Form N-Q	ABS	Not Retained
20	Credit Genesis CLO 2005	Preferred Stock	12/07/2006 Form N-CSRS 02/28/2007 Form N-Q 06/06/2007 Form N-CSR 8/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
21	Harborview 2006-8	Preferred Stock	02/28/2007 Form N-Q 06/06/2007 Form N-CSR 08/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
22	Hewett Island II	Preferred Stock	02/28/2007 Form N-Q 06/06/2007 Form N-CSR 08/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	Not Retained
23	Indymac Indx CI-1 Corp.	Preferred Stock	02/28/2007 Form N-Q 06/06/2007 Form N-CSR 08/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	06/03/2008 Form N-CSR
24	Mountain View Funding	Preferred Stock	02/28/2007 Form N-Q 06/06/2007 Form N-CSR 8/29/2007 Form N-Q	ABS	Not Retained
25	WEBS CDO 2006-1 PS	Preferred Stock	02/28/2007 Form N-Q 06/06/2007 Form N-CSR 08/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR

TABLE 6					
#	RMA Asset Name	Falsely Stated Asset Class	SEC Filings Containing False Asset Classification	Correct Asset Class	SEC Filing in Which Assets Are Re-Classified
1	Antares Funding LP 13.413% 12/14/11	Corporate Bond	08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained
2	Canal Pointe II LLC. 5.340% 6/25/14	Corporate Bond	06/06/2007 Form N-CSR	ABS	Not Retained
3	Eirles Two Ltd. 262 10.860% 8/3/21	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 12/31/2006 Form N-Q	ABS	03/31/2008 Form N-CSR
4	Eirles Two Ltd. 263 13.360% 8/3/21	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
5	InCaps Funding II Ltd., Zero Coupon Bond 1/15/34	Corporate Bond	12/07/2006 Form N-CSRS 06/06/2007 Form N-CSR	ABS	Not Retained
6	Lincoln Park Referenced Link Notes 2001-1 8.780% 7/30/31	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
7	Preferred Term Securities II, Ltd. 10.000% 5/22/33	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 12/31/2006 Form N-Q 12/31/2007 Form N-Q 06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
8	Preferred Term Securities XVIII, Ltd. 10.000% 9/23/35	Corporate Bond	12/31/2007 Form N-Q 06/30/2007 Form N-Q	ABS	Not Retained
9	Preferred Term Securities XXI, Ltd. 10.000% 3/22/38	Corporate Bond	12/31/2006 Form N-Q 06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
10	Preferred Term Securities XXII, Ltd. 15.000% 9/22/36	Corporate Bond	06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
11	Preferred Term Securities XXIII, Ltd. 15.000% 12/22/36	Corporate Bond	06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
12	Preferred Term Securities XXIV, Ltd. 10.000% 3/22/37	Corporate Bond	06/30/2007 Form N-Q 12/31/2007 Form N-Q	ABS	Not Retained
13	Preferred Term Securities XXV, Ltd. 10.000% 6/22/37	Corporate Bond	06/30/2007 Form N-Q	ABS	Not Retained
14	Pyxis Master Trust 2006-7 10.320% 10/1/37	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
15	Pyxis Master Trust 10.320% 10/1/37	Corporate Bond	06/30/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
16	Regional Diversified Funding 10.000% 1/25/36	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
17	Steers Delaware Business Trust 2007-A 7.599% 6/20/18	Corporate Bond	June 6, 2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
18	Baker Street Funding	Preferred Stock	12/07/2006 Form N-CSRS 06/06/2007 Form N-CSR 12/31/2007 Form N-Q 06/30/2007 Form N-Q	ABS	Not Retained
19	Baker Street Funding 2006-1	Preferred Stock	06/30/2007 Form N-Q 12/07/2006 Form N-CSRS 06/06/2007 Form N-CSR 12/31/2006 Form N-Q	ABS	Not Retained
20	Centurion VII	Preferred Stock	06/06/2007 Form N-CSR 06/30/2007 Form N-Q	ABS	Not Retained

-37-

TABLE 6					
#	RMA Asset Name	Falsely Stated Asset Class	SEC Filings Containing False Asset Classification	Correct Asset Class	SEC Filing in Which Assets Are Re-Classified
21	Credit Genesis CLO 2005	Preferred Stock	12/07/2006 Form N-CSRS 06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 12/31/2006 Form N-Q 12/31/2007 Form N-Q 06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
22	Harborview 2006-8	Preferred Stock	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 12/31/2006 Form N-Q 12/31/2007 Form N-Q 06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
23	Hewett's Island II	Preferred Stock	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 12/31/2006 Form N-Q 06/30/2007 Form N-Q	ABS	Not Retained
24	Marquette Park CLO Ltd.	Preferred Stock	12/07/2006 Form N-CSRS 06/06/2007 Form N-CSR 06/30/2007 Form N-Q	ABS	Not Retained
25	Mountain View Funding	Preferred Stock	06/06/2007 Form N-CSR 12/31/2006 Form N-Q 06/30/2007 Form N-Q	ABS	Not Retained
26	WEBS CDO 2006-1 PS	Preferred Stock	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 12/31/2006 Form N-Q 12/31/2007 Form N-Q 06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
27	Indymac Indx CI-1 Corp.	Preferred Stock	12/07/2006 Form N-CSRS 06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 12/31/2006 Form N-Q 12/31/2007 Form N-Q 06/30/2007 Form N-Q	ABS	06/03/2008 Form N-CSR

			TABLE 7		
#	RHY Asset Name	Falsely Stated Asset Class	SEC Filings Containing False Asset Classification	Correct Asset Class	SEC Filing in Which Assets Are Re-Classified
1	Antares Funding LP 13.413% 12/14/11	Corporate Bond	08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained
2	Canal Pointe II LLC 5.340% 6/25/14	Corporate Bond	08/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	Not Retained
3	Eirles Two Ltd. 262 10.860% 8/3/21	Corporate Bond	12/05/2007 Form N-CSRS 08/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
4	Eirles Two Ltd. 263 13.360% 8/3/21	Corporate Bond	08/06/2007 Form N-CSR 12/07/2006 Form N-CSRS	ABS	03/31/2008 Form N-CSR
5	InCaps Funding II Ltd. Zero Coupon Bond 1/15/34	Corporate Bond	08/06/2007 Form N-CSR	ABS	Not Retained
6	Lincoln Park Referenced Link Notes 2001-1 8.780% 7/30/31	Corporate Bond	08/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
7	MM Community Funding II Ltd. Zero Coupon Bond 12/15/31	Corporate Bond	02/28/2007 Form N-Q 8/29/2007 Form N-Q 08/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	Not Retained
8	Preferred Term Securities XVIII, Ltd. 10.000% 9/23/35	Corporate Bond	08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	Not Retained
9	Preferred Term Securities XXI, Ltd. 10.000% 3/22/38	Corporate Bond	02/07/2006 Form N-CSRS 02/28/2007 Form N-Q 08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
10	Preferred Term Securities XXII, Ltd. 15.000% 9/22/36	Corporate Bond	08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
11	Preferred Term Securities XXIII, Ltd. 15.000% 12/22/36	Corporate Bond	08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
12	Preferred Term Securities XXIV, Ltd. 10.000% 3/22/37	Corporate Bond	08/06/2007 Form N-CSR 02/28/2007 Form N-Q 08/29/2007 Form N-Q	ABS	Not Retained
13	Preferred Term Securities XXV, Ltd. 10.000% 6/22/37	Corporate Bond	08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	Not Retained
14	Pyxis Master Trust 2006-7 10.320% 10/1/37	Corporate Bond	08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
15	Pyxis Master Trust, 10.320% 10/1/2037	Corporate Bond	08/06/2007 Form N-CSR 08/29/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
16	Steers Delaware Business Trust 2007-A 7.599% 6/20/18	Corporate Bond	08/29/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
17	Baker Street Funding	Preferred Stock	08/06/2007 Form N-CSR 8/29/2007 Form N-Q 02/28/2007 Form N-Q 02/07/2006 Form N-CSRS	ABS	Not Retained
18	Baker Street Funding 2006-1	Preferred Stock	02/07/2006 Form N-CSRS 02/28/2007 Form N-Q 08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	Not Retained
19	Centurion VII	Preferred Stock	8/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	Not Retained

-39-

TABLE 7					
#	RHY Asset Name	Falsely Stated Asset Class	SEC Filings Containing False Asset Classification	Correct Asset Class	SEC Filing in Which Assets Are Re-Classified
20	Credit Genesis CLO 2005	Preferred Stock	02/07/2006 Form N-CSRS 02/28/2007 Form N-Q 08/29/2007 Form N-Q 08/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
21	Harborview 2006-8	Preferred Stock	02/28/2007 Form N-Q 08/29/2007 Form N-Q 08/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
22	Indymac Indx Cl-1 Corp.	Preferred Stock	02/28/2007 Form N-Q 08/29/2007 Form N-Q 08/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 02/07/2006 Form N-CSRS	ABS	06/03/2008 Form N-CSR
23	Marquette Park CLO Ltd.	Preferred Stock	02/07/2006 Form N-CSRS 02/28/2007 Form N-Q 08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	Not Retained
24	Mountain View Funding	Preferred Stock	02/07/2006 Form N-CSRS 02/28/2007 Form N-Q 08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	Not Retained
25	WEBS CDO 2006-1 PS	Preferred Stock	02/28/2007 Form N-Q 08/29/2007 Form N-Q 08/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR

91.   The dollar amounts and percentages associated with the Funds' falsely classified assets are detailed by Fund below. Tables 8-11 below are derived from a spreadsheet used in the Task Force Proceeding. See http://www.asc.alabama.gov/Orders/2010/SC-2010-0016/MK%20Notice%20of%20Intent%20-%2009302010.pdf (Exhibit 26 therein).

TABLE 8 RMH As of March 31, 2007						
Asset Category	Reported	% of Holdings	Corrected	% of Holdings	$ Change	% Change
ABS	$217,523,259	71.73%	$262,367,844	86.52%	$44,844,585	20.62%

RMH As of June 30, 2007						
Asset Category	Reported	% of Holdings	Corrected	% of Holdings	$ Change	% Change
ABS	$210,994,873	71.99%	$261,809,569	89.33%	$50,814,696	24.08%

92.   As shown in Table 8, RMH understated its ABS investments as a percentage of holdings by 20.62% as of March 31, 2007, and understated its ABS as a percentage of holdings by 24.08% as of June 30, 2007. RMH subsequently acknowledged this false statement when it

reclassified the securities as ABS in SEC filings in 2008.

TABLE 9 RSF As of March 31, 2007						
Asset Category	Reported	% of Holdings	Corrected	% of Holdings	$Corrected - Reported	% Difference
ABS	$274,847,988	76.51%	$318,926,042	88.78%	$44,078,054	16.04%

As of June 30, 2007						
Asset Category	Reported	% of Holdings	Corrected	% of Holdings	$Corrected - Reported	% Difference
ABS	$256,517,686	75.66%	$307,728,775	90.77%	$51,211,089	19.96%

93.   As shown in Table 9, RSF understated its ABS investments as a percentage of holdings by 16.04% as of March 31, 2007, and understated its ABS as a percentage of holdings by 19.96% as of June 30, 2007. RSF subsequently acknowledged this false statement when it reclassified the securities listed as ABS in SEC filings in 2008.

TABLE 10 RMA As of March 31, 2007						
Asset Category	Reported	% of Holdings	Corrected	% of Holdings	$Corrected - Reported	% Difference
ABS	$306,132,730	73.41%	$366,486,619	87.89%	$60,353,889	16.47%

RMA As of June 30, 2007						
Asset Category	Reported	% of Holdings	Corrected	% of Holdings	$Corrected - Reported	% Difference
ABS	$292,543,604	72.77%	$357,193,609	88.86%	$64,650,005	18.10%

94.   As shown in Table 10, RMA understated its ABS investments as a percentage of holdings by 16.47% as of March 31, 2007, and understated its ABS as a percentage of holdings by 18.10% as of June 30, 2007. RMA subsequently acknowledged this false statement when it reclassified the securities listed as ABS in SEC filings in 2008.

| TABLE 11 RHY As of March 31, 2007 | | | | | | |
Asset Category	Reported	% of Holdings	Corrected	% of Holdings	$Corrected - Reported	% Difference
ABS	$364,472,540	77.73%	$433,095,558	92.37%	$68,623,018	15.84%

| RHY As of June 30, 2007 | | | | | | |
Asset Category	Reported	% of Holdings	Corrected	% of Holdings	$Corrected - Reported	% Difference
ABS	$343,624,081	75.75%	$417,349,091	92.00%	$73,725,010	17.67%

95.   As shown in Table 11, RHY understated its ABS investments as a percentage of

holdings by *15.84%* as of March 31, 2007, and understated its ABS as a percentage of holdings by

17.67% as of June 30, 2007. RHY subsequently acknowledged this false statement when it

reclassified the securities as ABS in SEC filings in 2008.

96.   In 2008, the Funds admitted the falsity of the asset classifications when they filed

reports with the SEC reclassifying, as ABS, their retained "corporate bonds" and "preferred stocks"

as detailed in ¶¶ 97-11, 172-180 and below. However, despite their official asset reclassification,

Defendants have still not explained how the false classifications came about or how they were not

the result of intentional conduct. The classification of securities involves basic financial concepts

that were (or should have been) well-within the portfolio managers' knowledge and expertise.

Corporate bonds and preferred stocks are issued to raise money in order to expand the issuer's

business. ABS, on the other hand, are securities whose values and income payments are derived

from collateralized loans of various types (residential and commercial mortgages, credit card debt,

automobile loans, equipment leases, etc.). These securities are like apples and oranges. They cannot

be confused.

97.   Defendants' false classification of the Funds' assets were the result of a deliberate

effort to cover up the Funds' concentration in ABS (particularly subprime mortgage-related ABS)

-42-

and to create the appearance of proper diversification. Diversification is important in all investment

portfolios and is *particularly important* when investing in below-investment grade securities as was

done here.

98.   The following three examples show the types of ABS falsely represented by the

Funds as corporate bonds and preferred stocks. The false classifications of these assets as corporate

bonds and preferred stocks instead of ABS greatly reduced the perceived risk to investors.

1.   The Funds' False Classification of the Webster CDO I, Ltd. as a "Preferred Stock"

99.   All four of the Funds invested in an ABS called the "Webster CDO."[19]   The Webster

CDO was a hybrid cash/synthetic arbitrage CDO managed by Vanderbilt Capital Advisors LLC.

The Webster CDO was backed by subprime mortgage-related ABS; specifically, RMBS with

weighted average FICO scores less than 600. The Webster CDO issued $1 billion in securities, in

the order of priority listed in Table 12.

---

[19] On or about April 18, 2007, Webster CDO I, Ltd. ("Webster CDO I"), a Cayman Islands corporation, and Webster CDO I (Delaware) Corp. ("Webster CDO Delaware," and together with Webster CDO I, the "Webster CDO"), a Delaware corporation, conducted an offering of securities as described herein.

TABLE 12 Webster CDO I - Capital Structure				
Tranche	Face Value	Interest Rate	Ratings	
			Moody's	S&P
A-1LA	$609,000,000	3M LIBOR + 0.34%	Aaa	AAA
A-1LB	$158,000,000	3M LIBOR + 0.45%	Aaa	AAA
A-2L	$70,000,000	3M LIBOR + 0.54%	Aa2	AA
A-3L	$59,000,000	3M LIBOR + 1.45%	A2	A
A-4L	$10,000,000	3M LIBOR + 2.75%	Baa1	BBB+
B-1L	$32,000,000	3M LIBOR + 3.40%	Baa2	BBB
B-2L	$10,000,000	3M LIBOR + 3.85%	Baa3	BBBB-
3L	$9,000,000	3M LIBOR + 6.50%	Ba1	BB+
P1 Comb (A3L & B3L)	$10,000,000	A2	N/A	
Preference Shares	$43,000,000		B2	N/A
	$1,000,000,000			

100.   The Funds purchased a total of $9.5 million face value of the so-called "equity tranche" or "*preference shares*" of the Webster CDO, as detailed in Table 13.

TABLE 13 The RMK Closed End Funds Holdings in the Webster CDO								
	RHY		RMH		RSF		RMA	
Date	Face Value	Reported Value	Face Value	Reported Value	Face Value	Reported Value	Face Value	Reported Value
12/31/06	3,500,000	$3,150,000	2,000,000	$1,800,000	2,000,000	$1,800,000	2,000,000	$1,800,000
03/31/07	3,500,000	$3,150,000	2,000,000	$1,800,000	2,000,000	$1,800,000	2,000,000	$1,800,000
06/30/07	3,500,000	$2,712,500	2,000,000	$1,550,000	2,000,000	$1,550,000	2,000,000	$1,550,000
09/30/07	3,500,000	$525,000	2,000,000	$300,000	2,000,000	$300,000	2,000,000	$300,000
12/31/07	3,500,000	$35	2,000,000	$20	2,000,000	$20	2,000,000	$20
03/31/08	3,500,000	$35	2,000,000	$20	2,000,000	$20	2,000,000	$20

101.   Significantly, "preference shares" of an ABS are not the same as "preferred stock." This is a basic concept in corporate finance generally, and in the context of Structured Finance products specifically. Preferred stock is an ownership interest in a corporation. An ABS is not a corporation but rather a securitization of individual loans. Thus, an interest in an ABS simply is not "preferred stock."

102.   Further, the preference shares purchased by the Funds here had no "preference" at all. Rather, they were the lowest-priority securities offered by the Webster CDO. Three features of the

Webster CDO's preference shares magnified the risk of an already risky investment. First, the preference shares were ranked *15th* of the 15 tiers in the Webster CDO's interest waterfall.[20] Second, the preference shares were not eligible to receive any interest payment if an event of default occurred. Third, the preference shares were to receive principal payments, if any, only on the final maturity date. As such, the Funds' $9.5 million worth of Webster CDO preference shares were effectively an investment in the Webster CDO's underlying subprime assets, as leveraged. The Funds' falsely represented the asset classification of the Webster CDO as "preferred stock" in SEC filings as detailed in Tables 4-7 above. The Funds reclassified the Webster CDO as ABS in a Form N-CSR dated March 31, 2008. The Webster CDO is representative of the types of ABS that were falsely classified as "preferred stock".

2.   The False Classification of the Preferred Term Securities XXIII, Ltd. as a "Corporate Bond"

103.   All four of the Funds invested $10 million face value in an ABS called the Preferred Term Securities XXIII, Ltd. ("PTS23"), the 23rd in a related series of cash flow trust preferred CDOs that were collateralized by a funded and static portfolio of assets. On September 22, 2006, PTS23 issued $1.56 billion in securities, as listed in the order of priority below.

---

[20] "Interest waterfall" refers to a type of payment scheme in which higher-tiered creditors receive interest and principal payments, while lower-tiered creditors receive only interest payments. When the higher-tiered creditors have received all interest and principal payments in full, the next tier of creditors begins to receive interest and principal payments. *See*, *e.g.*, Moorad Choudhry, *Capital Market Instruments: Analysis and Valuation*, at 276–81 (3d ed. 2010); Frank J. Fabozzi, *Introduction to Structured Finance*, at 107-08, 123 (2006).

TABLE 14					
Preferred Term Securities XXIII – Capital Structure					
Tranche	Face Value	Interest Rate	Ratings		
			Moody's	S&P	Fitch
A-X	$33,500,000		Aaa	AAA	AAA
A-FP	$321,000,000	3M LIBOR + 0.20%	Aaa	AAA	AAA
A-1	$544,000,000	3M LIBOR + 0.31%	Aaa	AAA	AAA
A-2	$141,000,000	3M LIBOR + 0.39%	Aaa	AAA	AAA
B-FP	$57,600,000	3M LIBOR + 0.38%	Aa2	N/A	AA
B-1	$67,400,000	3M LIBOR + 0.62%	Aa2	N/A	AA
B-2	$31,000,000	5.792% / 3M LIBOR+0.62%	Aa2	N/A	AA
C-FP	$52,800,000	3M LIBOR + 0.73%	A3	N/A	A-
C-1	$81,200,000	3M LIBOR + 1.15%	A3	N/A	A-
C2	$28,000,000	6.322% / 3M LIBOR+1.15%	A3	N/A	A-
D-FP	$35,050,000	3M LIBOR + 1.60%	N/A	N/A	BBB
D-1	$72,500,000	3M LIBOR + 2.10%	N/A	N/A	BBB
Subordinate	$95,500,000	N/A	NR	NR	NR
	$1,560,550,000				

104.   The Funds held $10 million face value in PTS23 securities as detailed in Table 15:

TABLE 15								
The Funds Held $14 Million of the Preferred Term Securities XXIII								
	RHY		RMH		RSF		RMA	
Date	Face Value	Reported Value	Face Value	Reported Value	Face Value	Reported Value	Face Value	Reported Value
09/30/06	3,000,000	$2,964,000	2,000,000	$1,976,000	2,000,000	$1,976,000	3,000,000	$2,964,000
12/31/06	3,000,000	$2,913,660	2,000,000	$1,942,440	2,000,000	$1,942,440	3,000,000	$2,913,660
03/31/07	4,800,000	$4,560,000	3,200,000	$3,040,000	3,200,000	$3,040,000	3,800,000	$3,610,000
06/30/07	3,800,000	$3,600,500	3,200,000	$3,032,000	3,200,000	$3,032,000	3,800,000	$3,600,500
09/30/07	3,800,000	$1,900,000	3,200,000	$1,600,000	3,200,000	$1,600,000	3,800,000	$1,900,000
12/31/07	3,800,000	$1,734,700	3,200,000	$1,564,000	3,200,000	$1,460,800	3,800,000	$1,734,700
03/31/08	3,800,000	$1,581,940	3,200,000	$1,332,160	3,200,000	$1,332,160	3,800,000	$1,581,940

105.   Significantly, the PTS23 securities were not classified by the Funds as "preferred stock," but rather as *corporate bonds*. Accordingly, this was not merely an instance of confusion over the meaning of the name "Preferred Term Securities XXIII, Ltd." It was, instead, an intentional effort to make the Funds' portfolios appear more diversified than they actually were.

106.   The PTS23 securities were reclassified as ABS in a Form N-CSR dated March 31, 2008. The PTS23 securities are representative of the types of ABS that were falsely classified as

corporate bonds by the Defendants.

3.   The False Classification of the Eirles Two Ltd. 263 as a "Corporate Bond"

107.   All four of the Funds purchased an ABS called the Eirles Two Ltd. 263 ("Eirles

CDO"). The Eirles CDO, incorporated with limited liability in Ireland, was a synthetic CDO

arranged by Deutsche Bank AG. A synthetic CDO is a complex derivative, meaning its value is

derived from events related to a defined set of reference securities that may or may not be owned by

the parties involved. Specifically, in the Eirles CDO, the returns to investors depended on a credit

default swap issued on a $1 billion notional value portfolio of loans and bonds, as depicted in Table

16.

TABLE 16	
Eirles Two Ltd. 263 Capital Structure	
Tranche	Face Value
A	$897,500,000
B	$17,500,000
C	$85,000,000
	$1,000,000,000

108.   The "B" line-item above speaks to a security called a "Series 263 Portfolio Credit

Linked Floating Rate Secured Notes due 2021," which the Funds purchased as illustrated in Table

17:

	TABLE 17							
	The Funds Held $12.8 million of The Eirles CDO							
	RHY		RMH		RSF		RMA	
Date	Face Value	Reported Value	Face Value	Reported Value	Face Value	Reported Value	Face Value	Reported Value
09/30/06	3,500,000	$3,500,000	2,300,000	$2,300,000	3,500,000	$3,500,000	3,500,000	$3,500,000
12/31/06	3,500,000	$3,500,000	2,300,000	$2,300,000	3,500,000	$3,500,000	3,500,000	$3,500,000
03/31/07	3,500,000	$3,500,000	2,300,000	$2,300,000	3,500,000	$3,500,000	3,500,000	$3,500,000
06/30/07	3,500,000	$3,473,750	2,300,000	$2,282,750	3,500,000	$3,473,750	3,500,000	$3,473,750
09/30/07	3,500,000	$3,325,000	2,300,000	$2,185,000	3,500,000	$3,325,000	3,500,000	$3,325,000
12/31/07	3,500,000	$2,380,000	2,300,000	$1,564,000	3,500,000	$2,380,000	3,500,000	$2,380,000
03/31/08	3,500,000	$1,955,000	2,300,000	$1,311,000	3,500,000	$1,955,000	3,500,000	$1,955,000

109.   The Funds each misrepresented this synthetic CDO as a "corporate bond" in SEC filings as detailed above in Tables 4-7. A basic principle of corporate finance is that a corporate bond is a debt of a corporation. A CDO is not a debt of a corporation. Defendants eventually acknowledged this when they reclassified the Eirles CDO as an ABS on March 31, 2008. The Eirles CDO is an example of the type of complex securities falsely classified as corporate bonds.

110.   These three examples are telling given the basic nature of corporate bonds and preferred stocks as compared to the complexities associated with transactions like the Webster CDO, PTS23, and the Eirles CDO.

E.   Defendants Falsely Represented That They Would Evaluate Portfolio Securities Prior to Purchasing Them and That Investors Would Benefit From Professional Portfolio Management Expertise

111.   Defendants falsely represented that the Funds' portfolios would be professionally managed by "one of America's leading high-yield fund managers." The truth was that there was no professional management of the Funds' portfolios. The Funds' management conducted no due diligence, exercised no professional judgment in deciding what investments to make, and paid little or no attention to the securities being purchased for the Funds' portfolios. As described below in detail, Defendants did not investigate or adequately evaluate many of the portfolio securities purchased for the Funds until *after* they had already been purchased. This lack of diligence deprived

investors of the supposed expertise of the Funds' "genius"[21] money manager and purported

experience of their professional portfolio management by MAM and Morgan Keegan. This

fundamental lack of due diligence as to prospective portfolio security purchases is demonstrated by a

series of *retroactive, external* requests made throughout 2007 from MAM to various broker-dealers

for the most basic information about the Funds' securities purchases.

112.   According to the SEC, Albert L. Landers, Jr. ("Landers"), a MAM Portfolio Analyst

who was known to be Kelsoe's confidant, made frequent external requests to various broker-dealers

about the nature of the portfolio securities long after they were purchased—sometimes *one year*

after the portfolio securities were purchased. Landers was within Kelsoe's inner circle and was

considered to be his right-hand man.

113.   On February 23, 2007, for example, Landers sent an e-mail to Evan Kestenberg

("Kestenberg"), a broker at United Capital Markets, Inc. ("UCM"), inquiring into an ABS purchased

by the Funds called NORMA:

> I think we bought NORMA 07-1A E from you guys . . . .
> [C]an you tell me what kind of CDO it is (CLO, RMBS,
> Trust Pfd, CRE, etc)? Also, if you have any docs and/or
> mktg materials for it please pass those along.

Exhibit J hereto.

114.   That same day, Landers sent an e-mail to Kim Pandick, a broker at Stifel, Nicolaus &

Co., inquiring into another ABS already purchased by the Funds called Silver Elms: "can you tell

me what kind of CDO Silver Elms is (RMBS, CLO, Trust Pfd, CRE, etc)?" Exhibit K hereto.

115.   On February 26, 2007, Landers sent another e-mail to Kestenberg at UCM asking

---

[21] John A. MacDonald, "Morgan Keegan brokerage soldiering on as aggrieved investors circle,"
BIRMINGHAM NEWS, Jun. 7, 2009.

about two previously purchased ABS: "Is GSAM2 2A backed mostly by corp hy *[sic]* bonds? It's

not a CLO is it? Also, what type of CDO is Ischus CDO III?" Exhibit L hereto.

116.   Landers engaged in another telling e-mail exchange on April 24, 2007:

> **[Landers:]** [A]m I correct in thinking that Centurion VII is a
> CLO? If not, please let me know what it is.
>
> **[Reply:]** IT'S A HYBRID CLO/CDO. MOSTLY US
> CREDITS, SOME EURO.
>
> **[Landers:]** When you say it's a hybrid, do you mean that
> it has exposure to other assets besides corp *[sic]* credits?
> If so, what other kind of assets and roughly how much is
> corp credits vs. other
> assets? If you have a mktg *[sic]* book for this I imagine
> that would cover those questions . . . .

Exhibit M hereto.

117.   On May 1, 2007, Landers sent an e-mail to Thomas G. Raque, Jr. of J.P. Morgan

Securities Inc., inquiring into the details of another ABS that had already been purchased by the

Funds:

> . . . . [D]o you have a marketing book or something along
> those lines for the Squared CDO (SQRD) we bought
> recently? If so, please pass it along to me. I want it
> mainly to determine what type of CDO it is so I can
> specifically classify it for our internal reporting. If you
> don't have a marketing book, please let me know what
> type of CDO it is, along with sending over any
> documentation you do have for it.

Exhibit N hereto.

118.   On May 29, 2007, Landers sent an e-mail to Michael W. Hubbe at Bear Stearns &

Co., Inc., inquiring into "MAC Capital," an ABS previously purchased by the Funds. Landers

wrote: "[C]an you send along any deal docs and/or marketing materials for MAC Capital, including

something that would tell me *what kind of deal it is?"* Exhibit O hereto.

119.   Landers continued to conduct belated, basic due diligence on the Funds' portfolio securities throughout the summer of 2007. On June 26, 2007, Landers sent the following e-mail to Kestenberg:

> It looks like we bought Broderick CDO from you guys back in March. Do you have a mktg book for that and/or any of the offering doc's. ***I'm trying to get a handle on how much subprime exposure we have in our CDO's (we're getting asked a lot of questions by shareholders, as you can probably imagine), so I'm hoping those docs might clue me in to how much is in this deal***.

Exhibit P hereto.

120.   That same day, Landers inquired into another ABS referred to as the "parcs trade." Landers wrote the following to Cary Williams at Merrill Lynch on June 26, 2007: "What general term would you use to describe the recent parcs trade? I know it's not a CDO or other typical cash bond. ***I'm just trying to classify it for reporting purposes.***" Exhibit Q hereto.

121.   On July 2, 2007, Landers sent an e-mail to Sunita Cenci at UCM, inquiring as follows: "We bought Aladdin 2006-3A . . . from you ***last July/August***. If you have any of the original deal docs on this such as Offering Circular/Memorandum, please send them along to me when you get a chance." Exhibit R hereto.

122.   These e-mails are evidence of a consistent endeavor, long after the fact, to gain a basic understanding of the investments previously purchased for the Funds' portfolios with approximately $1 billion of investors' money. If Landers had been able to gain an after-the-fact understanding of the Funds' portfolio securities without inquiring externally, he would have done so. In other words, if the Funds or MAM or Morgan Keegan themselves had access to the information being requested by Landers, he would have retrieved it internally. Landers' e-mails show that MAM did not know the type or category of the Funds' portfolio securities, their ratings, or the risks

associated with them until long after they were acquired.

123.   The basic lack of due diligence involved in the Funds' portfolio securities purchasing process described above deprived investors of the professional management and expertise that was supposed to be offered by Kelsoe, "one of America's leading high-yield fund managers." In short, representations that the Funds were professionally managed and investments were professionally selected were simply untrue.

F.   The Officer Defendants Manipulated the "Fair Value" of the Funds' Assets and Falsely Inflated the Funds' NAVs

1.   How the Valuation Process Was Supposed to Work

124.   Under Section 2(a)(41)(B) of the ICA, the Funds were required to: (1) use market values for portfolio securities with readily available market quotations; and (2) determine "*fair value" for portfolio assets where there was no readily available market quotation*.

125.   The fair value of securities for which market quotations are not readily available is the price that the Funds would reasonably expect to receive on a current sale of the security. *See* AICPA Audit and Accounting Guide – Investment Companies (Sect. 2.35-2.39), which incorporates Accounting Series Release No. 118 ("ASR 118").

126.   The SEC has provided interpretative guidance related to ASR 118 financial reporting, which is included in the Codification of Financial Reporting Policies. Specifically, the guidance offered in connection with ASR 118 sets forth the following factors to consider when making fair value determinations:

> (a) Fundamental analytical data; (b) the nature and
> duration of any restrictions on disposition; (c) and
> evaluation of the forces that influence the market in which
> the securities are purchased and sold; and (d) specific
> factors, including (among others) the type of security,
> financial statements, cost, size of holding, analysts'

reports, transactional information or offers, and public trading in similar securities of the issuer or comparable companies.

127.   The Funds were required to conform with ASR 118 under SEC rules and Generally Accepted Accounting Principles ("GAAP"). *See also* Articles 1-01(a) and 6.03 of Regulation S-X. The Funds purported to comply with these requirements. Specifically, the Funds' relevant SEC filings stated:

> The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements. ***These policies are in conformity with the accounting principles generally accepted in the United States of America.***
>
> *   *   *
>
> Investments in securities listed or traded on a securities exchange are valued at the last quoted sales price on the exchange where the security is primarily traded as of close of business on the New York Stock Exchange, usually 4:00 p.m. Eastern Time, on the valuation date. Equity securities traded on the Nasdaq Stock Market are valued at the Nasdaq Official Closing Price, usually 4:00 p.m. Eastern Time, on the valuation date. Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last quoted bid price.
>
> Long-term debt securities, including U. S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, ***are generally valued at the latest price furnished by an independent pricing service or primary market dealer***. Short- term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of sixty days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of [MAM] does

> not represent market value. . . . ***Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors***.

128.   The Funds represented further in certain SEC filings that they were permitted to use the fair value of a security to calculate NAV when, for example: (1) a security was not traded in a public market or the principal market in which the security trades is closed; (2) trading in a security was suspended and not resumed prior to the normal market close; (3) a security was not traded in significant volume for a substantial period; or (4) the Investment Adviser determined that the quotation or price for a security provided by a dealer or independent pricing services was inaccurate.

129.   The Funds' valuation procedures for fair-valued securities also provided a series of factors to consider, including: (1) ***type of security***; (2) ***financial statements of the issuer***; (3) cost at date of purchase (generally used for initial valuation); (4) size of the Fund's holding; (5) for restricted securities, the discount from market value of unrestricted securities of the same class at the time of purchase; (6) the existence of a shelf registration for restricted securities; (7) ***information as to any transactions or offers with respect to the security***; (8) special reports prepared by analysts; (9) the existence of merger proposals, tender offers or ***events affecting the security***; (10) the price and extent of public trading in similar securities of the issuer or comparable companies; (11) ***the fundamental analytical data relating to the investment***; (12) the nature and duration of restrictions on disposition of the securities; and (13) ***evaluation of the forces which influence the market in which these securities are purchased and sold***.

130.   Morgan Keegan's Fund Accounting Department was responsible for the calculation of the Funds' NAVs and for pricing portfolio securities. Supposedly, MAM's Valuation Committee,

which was staffed by Defendant Weller, oversaw the Fund Accounting Department's processes. Notwithstanding this circular arrangement, the Funds' procedures required the Valuation Committee to maintain a written report "***documenting the manner in which the fair value of a security was determined and the accuracy of the valuation made based on the next reliable public price quotation for that security.***" These procedures also required that prices assigned to securities be periodically validated through broker-dealer quotes. The procedures specified that prices obtained from a broker-dealer could only be overridden when there was "***a reasonable basis to believe that the price provided [did] not accurately reflect the fair value of the portfolio security.***" If ever a price was overridden, the procedures mandated the basis for overriding the price to be "***documented and provided to the Valuation Committee for its review.***" Cease & Desist Order, Ex. D hereto, ¶ 16.

131.   MAM also adopted procedures to help determine the fair value to assign to portfolio securities and to "validate" those values "periodically." Those procedures provided that "[q]uarterly reports listing all securities held by the Funds that were fair valued during the quarter under review, along with explanatory notes for the fair values assigned to the securities, shall be presented to the Board for its review." Cease & Desist Order, Ex. D hereto, ¶ 18.

132.   As part of these procedures, the Fund Accounting Department sometimes requested third party broker-dealer quotes as a means to validate the prices assigned to the Funds' portfolio securities. PwC used similar requests for third party broker-dealer quotes as part of the Funds' year-end audits. Periodically, Morgan Keegan's Fund Accounting Department or PwC would send such requests to broker-dealers asking them to provide quotations for various securities held by the Funds.

133.   As of March 31, 2007, the Funds held substantial concentrations—between ***65-***

70%—of their portfolio securities in ABS, especially ABS backed by subprime mortgages. The

Funds claimed that most of these lacked readily available market quotations. Pursuant to the Funds'

stated policies, prices for such illiquid securities were to be derived using the "fair value" methods

described above.[22]

2.   How the Valuation Process Actually Worked

134.   Defendants ignored these stated policies and procedures and falsely calculated and

reported the values of the Funds' portfolio securities. In fact, as set forth above, because the Funds

had little or no knowledge of the characteristics of at least certain of their portfolio investments until

long after those investments were made, it was impossible for them to comply with their

representations of valuation procedures. The valuation procedures described in ¶¶ 127-136 above

simply could not be followed unless the characteristics of portfolio securities were understood. The

valuation procedures Defendants said they would follow were no more than words on a piece of

paper. Defendants knew when they made those representations that they had insufficient

information to follow those procedures. Statements made by the Defendants that the Funds were

following stated procedures were, therefore, materially false and misleading.

135.   For instance, as alleged by the SEC, Kelsoe actively screened and manipulated dealer

quotes that the Fund Accounting Department and/or PwC obtained from at least one broker-dealer

(the "Submitting Dealer") regarding the Funds' portfolio securities. In addition, Kelsoe did not

advise the Fund Accounting Department or the Board when he received information from third

parties indicating that the Funds' prices for certain securities should be reduced. Kelsoe's actions

---

[22] On December 5, 2007, RMK High Income, RMK Strategic, RMK Advantage, and RMK Multi-Sector disclosed for the first time that as of September 30, 2007, *55.3%, 54.5%, 58.2% and 55.7%* of their respective portfolio securities were priced using fair value methods.

intended to and did forestall declines in the Funds' reported NAVs. Cease & Desist Order, Ex. D

hereto, ¶ 28.

136.   Specifically, between January and July 2007, Kelsoe sent approximately *262* phony

"price adjustments" to the Fund Accounting Department. These adjustments were sent in

approximately 40 e-mails by Kelsoe's assistant to a staff accountant at Morgan Keegan's WMS in

the Fund Accounting Department who was charged with calculating the Funds' NAVs. Upon

receipt by the Fund Accounting Department, Kelsoe's false price adjustments were routinely entered

without question into a spreadsheet used to calculate the Funds' NAVs. The Fund Accounting

Department did not request, and Kelsoe did not supply, supporting documentation for any price

adjustments. Kelsoe knew that his prices were being used to compute the Funds' NAVs because,

among other things, he received bi-weekly reports on the Funds' holdings and their prices which, by

comparison with previous reports, indicated that his price adjustments were being used and were

directly affecting the Funds' NAVs. Cease & Desist Order, Ex. D hereto, ¶ 21.

137.   As alleged by the SEC, Kelsoe's price adjustments did not reflect fair value. When

the Fund Accounting Department or PwC sent requests for dealer quotes to the Submitting Dealer,

Kelsoe would confer by e-mail or phone with his contact (the "Dealer Contact") regarding the

quotes, *with the aim of having quotes increased*. Kelsoe had such conversations with his Dealer

Contact concerning at least the month-end quotes for December 31, 2006, February 28, 2007, and

March 31, 2007, and they were successful from Kelsoe's point of view. Cease & Desist Order, Ex.

D hereto, ¶ 28.

138.   In some instances, even after causing the Submitting Dealer to increase quotes,

Kelsoe gilded the lily and provided price adjustments to the Fund Accounting Department that were

even higher than the Submitting Dealer's *increased quotes.* In addition, Kelsoe frequently pressured the Submitting Dealer to provide "interim quotes" (*see*, *e.g.*, the Long Beach CDO

discussed *infra*). "Interim quotes" were lower than the prices at which the Funds were valuing

certain bonds, but higher than the initial quotes that the Submitting Dealer had initially intended to

provide. Kelsoe procured these interim quotes to enable the Funds to avoid marking down securities

to their true fair value in one adjustment. These adjustments were inconsistent with the Funds'

procedures and were used to falsely report inflated securities values to the public. Cease & Desist

Order, Ex. D hereto, ¶ 29.

139.   For example, on April 25, 2007, as alleged by the SEC, Kelsoe telephoned his Dealer

Contact and spoke about dealer quotes that would be submitted in connection with the Funds' March

31, 2007 audit by PwC. The Dealer Contact told Kelsoe that his trading desk had *priced down* many

of the Funds' portfolio securities. In response, Kelsoe explicitly asked his Dealer Contact to refrain

from providing low dealer quotes that reflected actual bid prices. As a result of the conversation, on

April 30, 2007, the Submitting Dealer provided quotes to PwC reflecting *interim prices* for certain

securities that were *higher than the correct quotes* the Submitting Dealer originally intended to

supply, *but lower than the Funds' then-current values*. Cease & Desist Order, Ex. D hereto, ¶ 30.

140.   By way of further specific examples, as alleged by the SEC and detailed in Exhibit D

hereto, Kelsoe successfully manipulated the fair valuation and pricing of at least the following

securities held by the Funds: the Long Beach CDO, the Knollwood CDO, and the Terwin ABS.

(a)   The Long Beach CDO

141.   The Funds each owned an ABS called the "Long Beach CDO," and reported values

for the Long Beach CDO in their SEC filings. As alleged by the SEC, on April 30, 2007, the

Submitting Dealer had initially determined to provide PwC with information supporting a mark down of the Long Beach CDO from a prior confirmation price of *$81.00 to a new price of $50.00*.

However, under pressure from Kelsoe, the Submitting Dealer provided PwC with information

supporting a mark down of the Long Beach CDO from the prior confirmation price of *$81.00 to only*

$65.00 (instead of $50.00), as a so-called "interim" step. This "interim" reduction to $65.00 was

approximately *half of the mark down* to $50.00 that the Submitting Dealer's trading desk initially

sought to communicate to PwC. Cease & Desist Order, Ex. D hereto, ¶ 31.

142.   Subsequently, on April 26, 2007, Kelsoe sent a price adjustment to the Fund

Accounting Department marking down the price of the Long Beach CDO from *$78.00*, *i.e.*, the price

at which the Funds' were valuing the bond at that time, to *$72.00*. The Fund Accounting

Department promptly used the $72.00 price to calculate the Funds' NAV without verifying that

figure's accuracy per stated policies and procedures. Cease & Desist Order, Ex. D hereto, ¶ 31. Had

the Fund Accounting Department followed stated policies and procedures, it would have discovered

that the price Kelsoe provided was false.

(b)   The Knollwood CDO

143.   In July 2006, the Funds purchased an ABS called the "Knollwood CDO," and they

reported values for the Knollwood CDO in their SEC filings. The Funds purchased the Knollwood

CDO from the Submitting Dealer with a guarantee that the Submitting Dealer would make a "locked

market" and buy it back at the same price in six months, less two coupon payments that the Funds

were to receive in the interim. In January 2007, however, Kelsoe agreed with the Submitting Dealer

to continue holding the Knollwood CDO. Cease & Desist Order, Ex. D hereto, ¶ 34.

144.   Then, on March 30, 2007, in connection with a year-end audit, PwC requested quotes

from the Submitting Dealer on, *inter alia*, the Knollwood CDO. One month later, the Submitting

Dealer returned the requested quotes to both PwC and Kelsoe; it did not provide a quote for the

Knollwood CDO, however. As a result of this withholding, the price of the Knollwood CDO was maintained at $92.00—a price higher than its value—in the NAV of the Funds. Cease & Desist Order, Ex. D hereto, ¶ 34.

145.   On May 16, 2007, when the Funds were still valuing the Knollwood CDO at $92.00, Kelsoe and his Dealer Contact discussed the fact that the Fund Accounting Department would soon be requesting another quote for the Knollwood CDO from the Submitting Dealer. Kelsoe directed his Dealer Contact *not to provide a quote to the Fund Accounting Department unless it was $87.50 or higher.* Cease & Desist Order, Ex. D hereto, ¶ 35.

146.   On May 18, 2007, the Dealer Contact advised Kelsoe that he obtained a *$65.00* quote for the Knollwood CDO from his trading desk. Kelsoe subsequently communicated his unhappiness about the $65.00 quote on June 5, 2007. He threatened to stop doing business with the Submitting Dealer altogether unless the quote was increased. Two days later, on June 7, 2007, without having heard back from the Submitting Dealer, Kelsoe provided a price adjustment to the Fund Accounting Department for the Knollwood CDO at *$88.00.* This price was false and inconsistent with the Knollwood CDO's true value. Cease & Desist Order, Ex. D hereto, ¶ 35.

147.   On June 22, 2007, as a result of Kelsoe's threats, the Submitting Dealer finally provided a list of requested quotes to the Fund Accounting Department—but it left a blank space for the Knollwood CDO quote. As a result, the Funds continued to price the Knollwood CDO at Kelsoe's arbitrarily chosen $88.00 price, substantially higher than the *$65.00* price provided by the Submitting Dealer. These actions inflated the NAVs of the Funds and the price of the Funds' publicly traded stock. Cease & Desist Order, Ex. D hereto, ¶ 35.

(c)   **The Terwin ABS**

148.   As alleged by the SEC, Kelsoe, in addition to engaging in affirmative misconduct to inflate the Funds' NAVs, also failed to timely inform the Fund Accounting Department of material events affecting the prices of certain securities. For example, the Funds purchased seven "Terwin Mortgage Trust" ABS (collectively, the "Terwin ABS"), and they reported values for the Terwin ABS in SEC filings.

149.   On or about March 15, 2007, Kelsoe placed a call to the broker-dealer that was the issuer, distributor, and market maker for the Terwin ABS. While on the phone, Kelsoe learned that the values of the Terwin ABS had decreased substantially and that the Submitting Dealer would be lowering its dealer quotes in response to a request for prices as of March 31, 2007 that would shortly be sent out by the Fund Accounting Department in connection with the Funds' audit. Cease & Desist Order, Ex. D hereto, 37.

150.   Despite receiving this news in mid-March 2007, Kelsoe's first communication with the Fund Accounting Department concerning reducing the price of the Terwin ABS came in the form of a price adjustment submitted by his assistant via e-mail on March 29, 2007. The next day, Kelsoe informed the Fund Accounting Department of the news he had heard two weeks earlier. On April 2, 2007, before the market opened, the Fund Accounting Department immediately lowered the value of all seven of the Terwin ABS, effective as of March 31, 2007. As the result of Kelsoe's deliberate delay, the Terwin ABS were materially overvalued by the Funds during the last two weeks of March 2007, at least. Cease & Desist Order, Ex. D hereto, ¶¶ 38-39.

3.   SEC Report Documents Fraud Committed by Defendants in Fund NAV's

151.   An SEC Report providing documents that evidence fraud by Kelsoe, the Funds, and other Defendants. For example, the SEC Analyst Report makes the following observation of the

Kelsoe transcripts which Respondent had been hiding. Specifically, the following facts were adduced from Kelsoe sworn testimony transcripts:

152.   Kelsoe negotiated the level of the price quotes (whether justified or not) with Greenwich Capital before those quotes were reported to Fund Accounting for direct use in the calculation of the NAYs, but he did not disclose that negotiation to Fund Accounting. Kelsoe also knew, or should have known, that the Kelsoe Prices were used directly in calculating the NAV. Kelsoe did not tell Fund Accounting that he was influencing the quotes that Greenwich Capital supplied to Fund Accounting." (In his deposition, Kelsoe does not recall contacting Fund Accounting after they received marks from Greenwich Capital to tell them that he has previously discussed the marks with Greenwich. SEC Report Note 64. James Kelsoe Tr. June 11, 2009 400: 5-16.

153.   Kelsoe entered into an agreement with Greenwich Capital to write down the price of certain securities in a series of intermediate steps over time, rather than immediately mark the price at the acknowledged fair value. In a discussion with Derby at Greenwich Capital, Kelsoe proposed a "smoothing" scheme of marking a bond at a higher level than the quote provided by Greenwich Capital, but with the plan to reduce the price of that bond gradually down to the level of Greenwich Capital's initial quote. SEC Report Note 65. James Kelsoe Tr. June 11, 2009 504: 25 to 505: 11.

154.   Kelsoe and Derby agreed to smooth the write-down of bonds over a three-month period." SEC Report Note 66. James Kelsoe Tr. June 11, 2009 460: 1-7.

155.   Kelsoe testified that lowering marks immediately would have damaged the Funds' performance and reduced the NAV since it would likely also cause investors to request redemptions. SEC Report Note 67. James Kelsoe Tr. June 12, 2009 520: 24 to 521: 8.

156.   In a conversation regarding one of the Long Beach RMBS identified by CUSIP

54239WAB5 that had been marked at 50, Kelsoe asked Derby, "Is there any way you can do

anything with that one?" SEC Report Note 68 James Kelsoe Tr. June 11, 2009 421: 15-21.

Obviously, Kelsoe is requesting that Derby smooth the price.

157.   Derby agreed to mark the Long Beach bond at "65 or something, and then you'll

have it at 50 meaning do half of that at one time and go from there." SEC Report Note 69. James

Kelsoe Tr. June 11, 2009 425: 6-10.

158.   Derby would keep a spreadsheet of the price level provided by the Greenwich Capital

trader compared to the price level at which he would mark it as an interim step to keep track of

"what we've got to get to." SEC Report Note 70. James Kelsoe Tr. June 11, 2009 426: 16-21.

Obviously, Kelsoe and Derby are keeping "two sets of books" to perpetrate the fraud.

159.   Kelsoe testified that he did not know why he did not submit a price observation of 50

to Fund Accounting immediately. SEC Report Note 71. James Kelsoe Tr. June 11, 2009 511: 25 to

512: 2.

160.   The price observations that Kelsoe sent to Fund Accounting in April 2007 and May

2007 for the Long Beach bond were 72 and 71, respectively, which were both higher than the mark

of 65 agreed upon with Derby as an interim step. Without providing any documentary support or

market evidence from sources other than Greenwich Capital, Kelsoe stated that the higher prices he

reported to Fund Accounting were correct in his opinion. SEC Report Note 72. James Kelsoe Tr.

June 11, 2009 436:16-18.

161.   In yet another example of price smoothing, on April5, 2007, Stifel, Nicolaus & Co.

("Stifel") provided a broker quote of 10 to Fund Accounting for CUSIP 362341287. Kelsoe then

provided Fund Accounting with a price adjustment of 51 on April 10, 2007. As clearly illustrated

graphically in Figure 5.7, Kelsoe proceeded to override the Stifel price and gradually smoothed his price down over the span of more than two months. SEC Report Note 73. James Kelsoe Tr. June 10,

2009 283: 15 to 284: 14.

162.   The chart below from the SEC Report shows the pricing disparity between what

Stifel Nicolaus was agreeing to provide Kelsoe over time and the real market quote at the time. This

was pricing for GSAMP 2006-Sl, a near-bottom tranche of a Goldman Sachs Alternative Mortgage

Product structured sub-prime mortgage investment. This shows the market quote at $10 on April 5,

2007 but Kelsoe priced the holding at $59.50, then Kelsoe gradually reduced the "fair value" over an

extended period of time so as not to spook investors into a mass sell-off of the Funds.



Figure 5.6: Broker Quotes vs. Kelsoe Prices for CUSIP 3623412S7

Date	Stifel Price	Kelsoe Price	Fund Accounting Price
04/05/07	10.00		59.50
04/10/07		51.00	51.00
04/19/07		49.00	49.00
04/24/07		46.50	46.50
04/26/07		41.00	41.00
04/30/07		43.00	43.00
05/04/07		41.00	41.00
05/09/07		38.00	38.00
05/15/07		34.50	34.50
05/21/07		35.00	35.00
06/07/07		29.00	29.00
06/20/07		20.00	29.00

163.   On May 16, 2007, Kelsoe and Derby reached an agreement that Greenwich Capital would provide no quote for the Knoll wood bond if Greenwich Capital could not supply a quote of 87.5 or higher. SEC Report Note 77. James Kelsoe Tr. June 11, 2009 491: 7-19; Exhibit 67.

4.   Kelsoe Refused to Submit to the 2007 Diligence Review Because Doing So Would Have Revealed His Manipulations of the Funds' NAVs

164.   In July 2006, Morgan Keegan implemented a Due Diligence Policy approved for use in connection with the Funds. *See* Exhibit S hereto. Included in the Due Diligence Policy were nine or more annual "touches" by Morgan Keegan's WMS, which included an annual on- site visit to the Funds' money manager.

165.   In 2007, Kim Escue, a Morgan Keegan Vice President and WMS fixed income analyst, was responsible for the annual on-site visit to the Funds and certain of the other "touches" required by the Due Diligence Policy. As part of her responsibilities, Escue was required to observe Kelsoe ***in person while the market was open***. To this end, in May 2007, Escue scheduled a meeting with Kelsoe for June 6, 2007.

166.   Although Kelsoe initially agreed to meet with Escue, when Escue explained two days prior to their meeting (on June 4, 2007) that she wanted to meet in person—*i.e.*, to "sit with [Kelsoe] while he worked to get a better idea of what he was doing"—Kelsoe immediately backed out. *See* Exhibit T. Escue then made repeated attempts to meet with Kelsoe in person, but he stalled her, ignored her calls, and tried to persuade her that a telephonic meeting might suffice. Per the Due Diligence Policy, however, Escue needed an onsite visit and she was unyielding.

167.   After failing to hear from Kelsoe or his team for weeks, Escue called the Funds and advised a woman named Jennifer Brown that if she "could not get [her] onsite meeting [she] would need to go ahead and put out a report . . . and would have to indicate that [Kelsoe] would not see

[her]." Finally, Kelsoe agreed to meet with Escue in the late afternoon on July 3, 2007 after the

bond markets had closed. *See id.*

168.   When Escue finally did meet with Kelsoe—albeit not while the markets were open—

she left certain requests for information with him but *"never received any of [her] information*

requests back." *See id.* Escue was, in her own words, "stalled and put off [by Kelsoe] since the get

go." She ultimately determined that it was in Morgan Keegan's best interest to "drop coverage" of

the Funds because they could not "do [their] regular due diligence." *See id.* Escue shared her

findings with her superiors within WMS but they did nothing to stop the façade at the Funds about

which they already knew. *See* Exhibit U.

169.   Had Escue been given an opportunity to observe Kelsoe doing his job while the

market was open, she would have seen that he did not obtain information from which he could make

professional judgments as to which securities to buy and sell. She further would have seen that he

frequently ignored dealer quotes and made up his own prices in order to manipulate the Funds'

NAVs.

170.   Kelsoe's efforts to thwart Escue's on-site diligence review were successful as he

prevented from her from seeing him "in action." Kelsoe's deliberate avoidance of the 2007

Diligence Review and an in-person meeting with Escue while the market was open was more than

likely motivated by a legitimate fear that she would discover the truth about his lack of professional

management, as well as his manipulation of the Funds' NAV and portfolio securities' prices

**5.   Defendants Deceptively Compared the Funds to an Inappropriate
Benchmark Index and Falsely Styled Them as High Yield Bond
Funds**

171.   According to The Handbook of Fixed Income Securities:

First and foremost, an appropriate benchmark should

> match the desired or required strategic *allocation of portfolio assets* so that portfolio manager is able to "buy the benchmark" when and if he so decides. When comparing portfolio performance to the benchmark, it is critical to know that any difference is due to the manager's decision and not to any *in-built mismatches* over which the manager has no control. . . . The Lehman bond indexes, for example, comprise all debt outstanding that meets index rules, weighted by market value . . . but that does not necessarily make it an *appropriate benchmark*.[23]
>
> If a money manager invests frequently and primarily in assets that are not contained in a peer or benchmark index, then a different index should be used as a peer or benchmark in order to prevent an "in-built" asset "mismatch."

172.   The High Yield Index was an inappropriate peer or benchmark for comparison with the Funds because the holdings comprising the Lehman High Yield Index were not comparable to the Funds' holdings. The High Yield Index *only* contained corporate bonds and preferred stocks and no ABS. On the other hand, between *65%-70%* of the Funds' portfolios were comprised of ABS. The Funds' portfolios were inherently riskier than, and deviated greatly from, the portfolios within the High Yield Index.

173.   Defendants used the Benchmark Index to lure investors who understood what corporate bonds and preferred stock were, but not the intricacies of Structured Finance products.

174.   Indeed, as Stringer recognized in a May 2007 internal e-mail, annexed hereto as Exhibit C:

> What worries me about this bond fund [RMK Select Intermediate Bond Fund] is the tracking error and the potential risks associated with all that asset-backed exposure. *Mr & Mrs Jones don't expect that kind of risk from their bond funds. The bond exposure is not supposed to be where you take risks. I'd bet that most of*

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[23] Frank J. Fabozzi, Handbook of Fixed Income Securities (7th ed.), at 1018.

*the people who hold that fund have no idea what's it's
actually invested in [sic]. I'm just as sure that most of
our FAs have no idea what's in that fund either. They
think the return are great [sic] because the PM is so
smart. He definately [sic] is smart, but it's the same as
thinking your small cap manager is a hero because he
beat the S&P for the last 5 years*.

*If people are using RMK as their core, or only bond
fund, I think it's only a matter of time before we have
some very unhappy investors.*

*. . . Would we be doing our FAs and clients a
disservice for the sake of easy marketing? Also, are
we compromising our due diligence process for the
same reason?*

175.   Although Stringer was writing specifically about the RMK Select Intermediate Bond

Fund rather than the RMK Closed-End Funds, the point is the same. This is especially true given

the substantial overlap between the Funds' portfolios and the fact that the portfolio of the RMK

Select Intermediate Bond Fund was considerably less risky than the RMK Closed-End Funds.[24]

Moreover, because Stringer understood the Intermediate Bond Fund to present undisclosed risk, and

because he knew that the Funds were even more glutted with low-priority ABS than the Intermediate

Bond Fund, he therefore must have known that the Funds themselves were even less appropriate

investments for Mr. and Mrs. Jones.

176.   As such, Defendants falsely misrepresented the Funds as high yield bond funds when

in fact they were not. Stringer further acknowledged as much on May 15, 2007, observing in an

internal e-mail that the "*[Funds] act[] differently than the market, [and] the magnitude of that*

difference is comparitively [sic] large. Again, this is all a result of the holdings within the

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[24] A comparison of the Funds' and the RMK Select Intermediate Bond Fund's Annual Report filed
with the SEC for fiscal year 2007 reveal that the Funds and the Intermediate Fund had portfolios that
correlated by approximately 46.21% in fiscal year 2007.

[F]und[s] . . . there are some risk exposures [in the Funds] . . . that are just different than more traditional bond funds." *See* Exhibit C.

177.   Stringer's e-mails go to the heart of the allegations here. They show the inconsistency between public versus private disclosure at the Complex. Stringer enumerates the significant unique risks associated with the types of holdings within the Funds, the *inappropriateness* of them as core fixed income holdings, and the general lack of knowledge of investors about the risks of investing in the Complex. This was, in effect, an admission that the Funds' risk disclosures were woefully inadequate.

178.   Indeed, Stringer's private assessment was accurate. The chart below plots the cumulative average value of $100.00 invested on December 31, 2006 into 35 non-RMK closed- end, high-yield bond funds against RMH, RSA, RMA, and RSF. As illustrated, the Funds collapsed in late 2007 while the value of the 35 non-RMK closed-end funds held up through the summer of 2008.[25]

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[25] The 35 non-RMK closed-end funds used in this chart are: (1) BlackRock Corporate High Yield, Inc.; (2) BlackRock Corporate High Yield III, Inc.; (3) BlackRock Corporate High Yield V, Inc.; (4) BlackRock Corporate High Yield VI, Inc.; (5) BlackRock Debt Strategies, Inc.; (6) BlackRock High Yield, Inc.; (7) BlackRock High- Income, Inc.; (8) BlackRock Limited Duration Income, Inc.; (9) BlackRock Senior High Income, Inc.; (10) Credit Suisse High Yield Bond, Inc.; (11) Credit Suisse Income, Inc.; (12) Dreyfus High Yield Strategy, Inc.; (13) DWS High Income, Inc.; (14) Eaton Vance Credit Opportunity, Inc.; (15) Evergreen Income Advantage, Inc.; (16) First Trust Strategic High Income III, Inc.; (17) First Trust Strategic High Income II, Inc.; (18) First Trust Strategic High Income, Inc.; (19) High Yield Income, Inc.; (20) High Yield Plus, Inc.; (21) Lehman Bros F-T Income Opportunity, Inc.; (22) Managed High Yield Plus, Inc.; (23) MFS Intermediate High Income, Inc.; (24) MS High Yield, Inc.; (25) New American High-Income, Inc.; (26) Pacholder High Yield, Inc.; (27) PIMCO High Income, Inc.; (28) Pioneer Diversified High Income, Inc.; (29) Pioneer High Income, Inc.; (30) Van Kampen High Inc. II; (31) Western Asset High Income; (32) Western Asset High Income II, Inc.; (33) Western Asset High Income Opportunity, Inc.; (34) Western Asset Managed High Income, Inc.; and (35) Western Asset Zenix Income, Inc.



179.   As shown in the chart above, the Funds did not perform like real high-yield bond

funds. This is because the Funds' portfolios were uniquely comprised primarily of low-priority ABS

whereas real high-yield bond funds contained primarily corporate bonds and preferred stocks.

180.   Although Defendants used the High Yield Index as a benchmark, there were more

appropriate peer indexes to which the Funds' performance should have been pegged, namely the

ABX, which tracked the prices of subprime MBS tranches, or the TABX, which tracked the prices

of Mezzanine CDO tranches.

181.   In mid-2007, market participants and investment professionals recognized: (1)

subprime mortgage performance was deteriorating; (2) there was an oncoming wave of interest rate

resets; (3) there was a new inability to refinance mortgages; (4) housing price were declining; and

(5) a wave of rate-reset-sparked defaults would intensify mortgage performance deterioration and

housing price declines. Put together, these factors led market participants and investment

professionals to conclude that subprime mortgage pool losses would rise through the BBB MBS tranches and leap into Mezzanine CDOs. Market participants had concluded that the credit ratings

still born by these securities no longer matched evident credit realities, and that the value of these

securities was substantially impaired and even, imminently, worthless.

182.   The value and market prices for the Funds' ABS plunged during the first quarter of

2007, together with indices tracking the prices of those types of securities. During February and

March 2007, ABX indices for BBB and BBB- tranches had both suffered substantial declines, with

some BBB- indexes having dropped to approximately 60% of par. Likewise, the TABX index for

super senior Mezzanine CDO tranches, reflecting Mezzanine CDO's near-total dependence on BBB

MBS collateral, had fallen to approximately 85% of par. TABX declines for more junior Mezzanine

CDO tranches were far more severe: double-A tranches had fallen below 60%; single-A tranches

below 50%; and triple-B tranches below 40%. These indexes were much more closely related to the

Funds' portfolios and market performances and were known to be appropriate—unlike the High

Yield Index—as benchmarks for the Funds.

**G. The Director Defendants failed in providing adequate supervision
over fair valuation practices at the Funds.**

183.   From January 2007 and August 2007 ("Relevant Period"), significant portions of the

Funds' portfolios contained below-investment grade debt securities for which market quotations

were not readily available. Some of these securities were backed by subprime mortgages. Under the

Investment Company Act, those securities were required to be valued at fair value as determined in

good faith by the Director Defendants. In discussing fund directors' statutory fair valuation

obligations, the Commission has stated that directors must "determine the method of arriving at the

fair value of each such security. To the extent considered necessary, the board may appoint persons

to assist them in the determination of such value, and to make the actual calculations pursuant to the board's direction. The board must also, consistent with this responsibility, continuously review the appropriateness of the method used in valuing each issue of security in the company's portfolio."[26] The Director Defendants did not specify a fair valuation methodology pursuant to which the securities were to be fair valued. Nor did they continuously review how each issue of security in the Funds' portfolios were being valued. The Director Defendants delegated their responsibility to determine fair value to the Valuation Committee of the investment adviser to the Funds, but did not provide any meaningful substantive guidance on how those determinations should be made. In addition, they did not learn how fair values were actually being determined. They received only limited information on the factors considered in making fair value determinations and almost no information explaining why fair values were assigned to specific portfolio securities. These failures were particularly significant given that fair valued securities made up the majority—and in most cases upwards of 60%—of the Funds' net asset values ("NAVs") during the Relevant Period.

184.   As of March 31, 2007, the Funds held securities with a combined net asset value of approximately $3.85 billion. The Funds owned many of the same securities and almost all of the Funds invested the majority of their total assets in complex securities known as structured products that included collateralized debt obligations, collateralized mortgage obligations, collateralized loan obligations, home-equity loan-backed securities, various types of asset-backed securities, and certificate-backed obligations.

185.   The Funds' filings with the Commission disclosed that their assets would be concentrated in below-investment grade debt securities, which carried inherent risks such as more frequent and pronounced changes in the perceived creditworthiness of issuers, greater price

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[26] Accounting Series Release No. 118 ("ASR 118").

volatility, reduced liquidity, and the presence of fewer dealers in the market for such securities. Another, particularly relevant characteristic of the Funds' holdings was their significant concentrations in mortgage-backed securities.

186.   A significant number of the structured products held by the Funds were subordinated tranches of various securitizations, for which market quotations were not readily available during the Relevant Period. As a result, a large percentage of the Funds' portfolios had to be fair valued as determined in good faith by the Funds' boards, in accordance with the requirements of Section 2(a)(41)(B) of the Investment Company Act. As of March 31, 2007, more than 60% of the NAV of each of the four closed-end funds was required to be fair valued. As of June 30, 2007, more than 50% of the NAV of each of the two largest open-end series was fair valued.

1. Responsibilities of the Board.

187.   Funds are required to adopt and implement policies and procedures reasonably designed to prevent violations of the securities laws, including policies and procedures concerning a fund's determination of the fair value of portfolio securities.[27] It is a responsibility of a fund's board to ensure that the fund fulfills these obligations, particularly with respect to policies and procedures concerning the determination of fair value. The Director Defendants' explicit statutory responsibilities with regard to the determining of the fair value of securities for which market

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[27] 3 Rule 38a-1 under the Investment Company Act requires each investment company to "adopt and implement written policies and procedures reasonably designed to prevent violation of the Federal Securities Laws by the fund, including policies and procedures that provide for the oversight of compliance by each investment adviser, principal underwriter, administrator, and transfer agent of the fund…." In the adopting release for this rule, the Commission specifically said that the rule "requires funds to adopt policies and procedures that … provide a methodology or methodologies by which the fund determines the current fair value of the portfolio security…." Investment Company Act Release No. 26229 (Dec. 17, 2003).

quotations were not readily available are set forth in the definition of "value" in Section 2(a)(41)(B)

of the Investment Company Act, which states in pertinent part:

188.   "Value", with respect to assets of registered investment companies . . . means . . . (i)

with respect to securities for which market quotations are readily available, the market value of such

securities; and (ii) with respect to other securities and assets, *fair value as determined in good faith*

by the board of directors. [Emphasis added][28]

189.   In 1970, the SEC issued guidance on various questions relating to the accounting by

registered investment companies for investment securities, including the valuation of such securities.

The Commission emphasized that it is the responsibility of a fund's board of directors to determine

fair values and cautioned that, while a board may enlist the assistance of individuals who are not

board members, it remains the board's duty to establish the fair value methodology to be used and to

continuously review *both* the appropriateness of the methods used in valuing each issue of security

and the valuation findings resulting from such methods. Specifically, the SEC stated:

> [I]t is incumbent upon the Board of Directors to satisfy themselves that all
> appropriate factors relevant to the value of securities for which market quotations are
> not readily available have been considered and to determine the method of arriving at
> the fair value of each such security. To the extent considered necessary, the board
> may appoint persons to assist them in the determination of such value, and to make
> the actual calculations pursuant to the board's direction. The board must also,
> consistent with this responsibility, continuously review the appropriateness of the
> method used in valuing each issue of security in the company's portfolio. The
> directors must recognize their responsibilities in this matter and whenever technical
> assistance is requested from individuals who are not directors, the findings of such
> individuals must be carefully reviewed by the directors in order to satisfy themselves
> that the resulting valuations are fair.[29]

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[28] 15 U.S.C. §80a-2(a)(41)(B). See also Rule 2a-4 under the Investment Company Act, defining for
open-end funds the "Current Net Asset Value" for use in computing periodically the current price of
redeemable securities.

[29] ASR 118.

190.   The SEC repeated essentially the same guidance in a 1984 Report of Investigation

Pursuant to Section 21(a) of the Exchange Act[30] relating to Seaboard Associates ("*Seaboard*").

Finding fault with a registered fund's board of directors that had not properly fair valued oil and gas

royalty interests, the SEC wrote:

> While the Commission recognizes the difficulties inherent in the valuation of [such]
> interests, directors have an affirmative responsibility to keep informed of
> developments which materially affect those assets not having a readily ascertainable
> market value . . . . Consistent with this responsibility, the directors of a registered
> investment company must continuously review the appropriateness of the method
> used in valuing the asset not having a readily ascertainable market value.

191.   In ASR 118 and *Seaboard*, the SEC clearly stated that the ultimate responsibility for

determining fair value lies with a fund's directors, and that this responsibility cannot be delegated

away. And while directors may assign to a separate valuation committee the task of calculating fair

values pursuant to board-approved valuation methodologies, "each director retains responsibility to

be involved in the valuation process and may not passively rely on securities valuations provided by

such a committee."[31]

192.   In connection with determining fair values, the Directors did not calculate the

valuations themselves, and neither established clear and specific valuation methodologies nor

followed up their general guidance to review and approve the actual methodologies used and the

resulting valuations. Instead, they approved policies generally describing the factors to be

considered but failed to determine what was actually being done to implement those policies. As a

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[30] In the Matter of Seaboard Associates, Inc., Investment Company Act Release No. 13890 (Apr. 16, 1984).

[31] *In the Matter of Jon D. Hammes, et al.*, Investment Company Act Release No. 26290 (Dec. 11, 2003), settled order quoting *In the Matter of Hartl and Lipman et al*., Investment Company Act Release No. 19840 (Nov. 8, 1993).

result, Fund Accounting implemented deficient procedures, effectively allowing the Portfolio

Manager to determine valuations without a reasonable basis. In this regard, the Director Defendants

failed to exercise their responsibilities with regard to the adoption and implementation by the Funds

of procedures reasonably designed to prevent violations of the federal securities laws.

193.   These failures were particularly significant given that fair-valued securities made up a

substantial percentage of the portfolios of each of the Funds—specifically between 64% and 68% of

the value of all securities in the closed-end Funds and between 28% and 64% of the value of all

securities in the portfolios of the open-end series as of March 31, 2007.

2.   Director Defendants Delegate their Valuation Responsibilities with Minimal Guidance.

194.   In the Funds' Policy and Procedure Manual (the "Manual"), the Director Defendants

delegated to Morgan Asset "the responsibility for carrying out certain functions relating to the

valuation of portfolio securities . . . in connection with calculating the NAV per share of the Funds."

The Manual also stated that "portfolio securities for which market quotations are readily available

are valued at current market value [while] . . . . [a]ll other portfolio securities will be valued at 'fair

value' as determined in good faith by [Morgan Asset] in accordance with the Funds' Valuation

Procedures.

195.   The Funds' Valuation Procedures within the Manual stated more specifically that

"[w]hen price quotations for certain securities are not readily available from the sources noted above

[i.e., sources of market prices] or if the available quotations are not believed to be reflective of

market value, those securities shall be valued at "fair value" as determined in good faith by [Morgan

Asset's] Valuation Committee." [Emphasis added] The Valuation Procedures then listed various

general and specific factors, which the Valuation Committee was supposed to consider when making fair value determinations. The "General Factors" listed were (i) the fundamental analytical data relating to the investment; (ii) the nature and duration of restrictions on disposition of the securities; and (iii) an evaluation of the forces which influence the market in which these securities are purchased and sold." The "Specific Factors" listed were: (i) type of security; (ii) financial statements of the issuer; (iii) cost at date of purchase (generally used for initial valuation); (iv) size of the Fund's holding; for restricted securities, (v) any discount from market value of restricted securities of the same class at the time of purchase; (vi) the existence of a shelf registration for restricted securities; (vii) information as to any transactions or offers with respect to the security; (viii) special reports prepared by analysts; (ix) the existence of merger proposals, tender offers or similar events affecting the security; and (x) the price and extent of public trading in similar securities of the issuer or comparable companies."

196.   Other than listing these factors, which were copied nearly verbatim from ASR 118, the Valuation Procedures provided no meaningful methodology or other specific direction on how to make fair value determinations for specific portfolio assets or classes of assets. For example, there was no guidance in the Valuation Procedures on how the listed factors should be interpreted, on whether some of the factors should be weighed more heavily or less heavily than others, or on what specific information qualified as "fundamental analytical data relating to the investments" or "forces that influence the market in which these securities are bought and sold" for particular types of securities held by the Funds. Additionally, the Valuation Procedures did not specify what valuation methodology should be employed for each type of security or, in the absence of a specified methodology, how to evaluate whether a particular methodology was appropriate or inappropriate. Also, the Valuation Procedures did not include any mechanism for identifying and reviewing fair-valued securities whose prices remained unchanged for weeks, months and even entire quarters.

197.   The Director Defendants did not provide any other guidance—either written or oral—on how to determine fair value beyond what was stated in the Valuation Procedures.

198.   The "Written Reports of Fair Value Determinations" subsection of the Valuation Procedures contained the only procedures regarding information required to be provided to the Director Defendants. It stated that "[u]pon making a determination as to the fair value of a security, the Valuation Committee shall maintain a written report documenting the manner in which the fair value of a security was determined and the accuracy of the valuation made based on the next reliable public price quotation for that security," and further required that the Valuation Committee create and provide to the Director Defendants for review "[q]uarterly reports listing all securities held by the Fund that were fair valued during the quarter under review, along with explanatory notes for the fair values assigned to the securities."

3. The Funds' actual fair market value practices.

199.   In practice, the task of assigning fair values on a daily basis was performed by Fund Accounting, which consisted of Morgan Keegan employees.

200.   In determining fair value, Fund Accounting did not use any reasonable analytical method to arrive at fair value. For example, neither Fund Accounting nor the Valuation Committee used a pricing model or made any real effort to analyze future cash flows that a particular bond in the portfolio would likely generate.

201.   Under the actual fair valuation process, Fund Accounting typically set a security's initial fair value as its purchase price (its cost) and, thereafter, left that fair value unchanged unless a sale or a price confirmation indicated a more than 5% variance from the previously assigned fair value. In addition, Kelsoe occasionally contacted Fund Accounting, by email or other means, and specified prices for particular securities. Without any explanation of his basis for such prices, Fund

Accounting routinely accepted the prices provided by Kelsoe.

202.   Shortly after each month end, Fund Accounting randomly selected and sought price confirmations for as few as 10% of the Funds' securities that were required to be fair valued, except for March and June when, in connection with annual audits, confirmations were sought for 100% of the fair valued securities. The price confirmations were essentially opinions on price from broker-dealers, rather than bids or firm quotes. The price confirmations virtually always contained disclaimers explicitly making clear that the dealer providing the price confirmation was not offering to buy the security at the stated price. In addition, the price confirmations were generally sought for month-end prices, but were obtained several weeks after the respective month-ends. Accordingly, they could not have sufficed as the primary valuation method, given the open-end Fund series' obligation to timely price the securities.

203.   Although these monthly price confirmations could not suffice as the primary valuation method, Fund Accounting regularly relied on them when making daily fair value determinations. For example, if a month end price confirmation showed a price more than 5% different than the Funds' current price for that security, Fund Accounting would typically consult the portfolio manager on how to price that security.

204.   The Valuation Procedures contained a section entitled "Price Override Procedures," which provided that the Adviser could "override prices provided by a pricing service or broker-dealer only when it had a reasonable basis to believe that the price . . . does not accurately reflect the fair value of the portfolio security." The section further provided that "the basis for overriding the price shall be documented and provided to the Valuation Committee for its review." Because the Valuation Committee and Fund Accounting interpreted this provision as applying only to broker-dealer quotes (i.e., actual offers to buy or sell), the Valuation Committee did not receive notice or

explanation when Fund Accounting chose to ignore the price confirmations. The Director

Defendants knew or should have known that Fund Accounting relied heavily on price confirmations

when making fair valuation decisions, but that there was nothing requiring Fund Accounting to

identify or explain those instances where the price confirmations differed materially from the Funds'

price.

205.   In the event a price confirmation indicated a more than 5% variance from the

previously assigned fair value, Fund Accounting effectively allowed the portfolio manager to select

the fair value. The portfolio manager took advantage of the fact that Fund Accounting allowed him

to arbitrarily set values without a reasonable basis and did so in a way that postponed the degree of

decline in the NAVs of the Funds which should have occurred during the Relevant Period.

206.   The Valuation Committee, which consisted of Fund officers and Fund Accounting

employees, was responsible according to the Funds' procedures for overseeing the fair valuation

process. During most of the Relevant Period, the Valuation Committee met monthly, but received

insufficient information as to the basis of the fair values assigned to various securities. Specifically,

the Valuation Committee received Security Sales reports for the Funds (described in greater detail

below), brief explanations for greater-than-5% variances therein, and price confirmations obtained

from broker-dealers.

207.   The Valuation Committee reviewed pricing information provided by Fund

Accounting. The pricing test typically employed by the Valuation Committee was a comparison

included in the Security Sales reports of sales prices to previously assigned fair values. And while

the Valuation Committee did receive the price confirmations that Fund Accounting solicited from

independent broker-dealers, the Valuation Committee did not perform any additional tests to

validate the fair values of portfolio securities that had not been sold or confirmed from a broker-dealer. Less than 25% of the approximately 350 securities held by the Funds that were required to be fair valued were actually sold in the first six months of 2007 and price confirmations were sought for as few as 10% of the fair valued securities through broker-dealers on a monthly basis.

F.   The Director Defendants Breached their Duties Related to the Fair Valuation of Funds' holdings.

208.   Throughout the Relevant Period, the Director Defendants did not know and did not inquire what methodology was used by Fund Accounting and the Valuation Committee to fair value particular securities or types of securities. The information and reports provided to Director Defendants at their board meetings did not provide sufficient information for the Director Defendants to understand whatever methodology was being used by Fund Accounting to fair value securities. For example, at each quarterly board meeting the Director Defendants received a list of the Funds' portfolio securities that were required to be fair valued and the fair values assigned to each security. However, there was no way a Director could determine from the list the type of security, the basis for a particular assigned fair value, or whether that price had changed from prior quarters. Furthermore, while the Director Defendants did meet more frequently to discuss the Funds' holdings and did inquire about liquidity and valuation after being contacted by the SEC staff with valuation-related concerns in July 2007, the Director Defendants still never asked specific questions about how the Funds' assets were being valued and how those values were being tested.

209.   The Director Defendants received at each quarterly board meeting three other documents relating to fair value determinations. The three documents were: (i) a "Report from the Joint Valuation Committee [of the Funds];" (ii) a "Fair Valuation Form" for each of the Funds; and (iii) "Security Sales" reports for each of the Funds.

210.   The Report from the Joint Valuation Committee was a one-page, two-paragraph,

narrative that was largely uninformative. Typical language contained in this report for the quarterly

board meetings in November 2006, January 2007 and May 2007, said: "The Valuation Committee

met three times during the [preceding] calendar quarter[.] . . . The values of internally-priced

securities were randomly confirmed with third parties and no material exceptions were noted. The

Valuation Committee feels that all securities are being fairly priced and there are no material

misstatements." The report did not, however, state how fair values were determined, and gave no

details on how fair valued securities, which it referred to as "internally-priced securities," were

"randomly confirmed with third parties."

211.   Although price confirmations played a significant role in the Funds' fair valuation

process, the Director Defendants never established any guidelines regarding the use of price

confirmations, such as how frequently they should be requested for any particular type of security,

or the selection of broker-dealers used to provide such price confirmations. Nor did the Director

Defendants require any review to identify those securities for which no price confirmation had been

obtained for a particular length of time.

212.   The second document received quarterly by the Director Defendants for each of the

Funds was called a "Fair Valuation Form," which also contained boilerplate phraseology.

Specifically, next to the words "Basis/Source/Method For Determining Price Used" was the same

reoccurring phrase: "[i]nternal matrix based on actual dealer prices and/or Treasury spread

relationships provided by dealers." There was no explanation of the "internal matrix" and no

indication of what was meant by the terms "actual dealer prices" or "Treasury spread relationships

provided by dealers." The Director Defendants did not understand how the matrix operated.

213.   Meaningful "explanatory notes for the fair values assigned to the securities" were not

presented, quarterly or otherwise, to the Director Defendants, despite the fact that the Valuation

Procedures required that the Director Defendants receive them on a quarterly basis. Furthermore, the Director Defendants never followed up to request that such explanatory notes or any other specific information regarding the basis for the values assigned be provided to them.

214.   Contrary to the statements in the Fair Valuation Form, the internal matrix was only used to price approximately 12% of the securities held by the four closed-end Funds' that were required to be fair valued as of March 31, 2007.

215.   The "Security Sales" report for the Funds listed information about the securities sold in each Fund in the preceding quarter, including: (1) par value sold; (2) sales price; (3) the previous day's assigned price; (4) whether it was priced externally or internally, i.e., fair valued; (5) the resulting variance; and (6) the impact on the Fund.

216.   The utility of the Security Sales reports in the review of valuations was limited, because the reports included no information about securities that had not been sold—a very important category given the fact that securities that were required to be fair valued constituted a majority of Fund assets and less than 25% of the securities held by the Funds that were required to be fair valued were sold in the first six months of calendar 2007.

217.   As a result of the Director Defendants' causing the Funds to fail to adopt and implement reasonable procedures, the NAVs of the Funds were materially misstated at least from March 31, 2007 through August 9, 2007. Consequently, the prices at which the open-end Fund sold, redeemed, and repurchased its shares were also inaccurate. Additionally, at least one registration statement and other reports filed with the Commission by the Funds contained NAVs as of dates within the Relevant Period that were materially misstated.

G. The Director's violations related to failure to fairly value.

218.   As a result of the conduct described above, Director Defendants caused the Funds'

violations of Rule 30a-3(a) under the Investment Company Act. That rule requires that registered management investment companies maintain internal control over financial reporting. The term "internal control over financial reporting" is defined in paragraph (d) of the rule as a process designed by or under the supervision of the registered management investment company that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

219.   As a result of the conduct described above, Director Defendants caused the Funds' violations of Rule 38a-1 under the Investment Company Act. That rule requires that registered investment companies adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws by the fund, including policies and procedures that provide for the oversight of compliance by the fund's investment adviser. The Funds failed to adopt and implement meaningful fair-valuation methodologies and related procedures.

220.   As a result of the conduct described above, Director Defendants willfully caused to be made in the Funds' registration statements filed with the Commission under the Investment Company Act a statement which was at the time and in the light of the circumstances under which it was made false or misleading with respect to a material fact, or omitted to state in such registration statement a material fact which was required to be stated therein.

H.   Failure to disclose the material risks of Ratings Triggers in the Funds' holdings that could result in a collapse in value of the holding without it being in default.

221.   James Kelsoe explained to a private meeting of Morgan Keegan brokers in November 20, 2007 conference call that he was "most concerned" about a provision in ABS investments called a "Ratings Trigger" that, upon a downgrade in the credit rating of tranches of an ABS, under the

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terms of the ABS, it can shut off cash flows to lower tranches of the ABS, resulting in a collapse in value of lower tranches of structured ABS's (which the Funds invested more than 50% of total assets in) to zero—no cash flow equals no value.

222.   Thus, by operating to stop cash flow to lower tranches of an ABS, Ratings Triggers could, and did, collapse the value of holdings with the RMK Funds was a material risk that collapsed of the value of the Funds' holdings even when such holdings were not technically in default.

223.   Despite Ratings Triggers being the RMK Fund Manager's "greatest concern" in the fall of 2007, the Funds' failed to *ever* disclose the existence of Ratings Triggers within large amounts of the Funds' holdings, and failed to explain the enormous risks that such Ratings Triggers presented in the Funds' holdings, in any of the Funds' Prospectuses, Registration Statements, Annual Reports, Semi-Annual Reports, Quarterly Reports, the Offering Materials, and in all other materials provided to investors, including the Plaintiffs. This failure to disclose the enormous risks that Ratings Triggers presented to the Funds' holdings constituted a material misrepresentation of fact and omission of material fact.

224.   The Funds' failure to reveal the existence of Ratings Triggers, and failing to explain the material risk of Ratings Triggers in the Funds' holdings as set forth in the Prospectus, Registration Statement, Annual Reports, Semi-Annual Reports, Quarterly Reports, Offering Materials, other materials provided to Plaintiffs and other investors, was an omission of fact which directly and proximately caused damage to Plaintiffs and entitle Plaintiffs to recover for their losses.


I.   **James Kelsoe Misled Investors by Touting "Around a 2%
Portfolio Default Rate" When the Default Rate was Irrelevant to
the Collapse of Fund Holdings**


225.   The Multi-State Task Force describes a material risk of structured finance investments which comprised more than 60% of all the RMK Funds by 2007. Despite the enormous

risk of large holdings of structured finance products, Kelsoe misled Plaintiffs and others in July 13, 2007 shareholder update newsletter when he touted an extremely low and "normal and expected" default rate in the RMK Funds in an investor letter:

> **Have you experienced a higher than normal default rate on the securities in the funds' portfolios?**
> We have somewhere around a 2% default rate now in our portfolio – that is within a normal, expected range for a high yield portfolio. Today, Treasuries are yielding 5% while our funds are yielding 11-12%, so you should understand that we have to take some risks to create those levels of income.

226.   A default rate of mutual fund holdings is a material fact which significantly affects the value of a mutual fund. Plaintiffs relied upon Kelsoe's misrepresentation in deciding to purchase all their subsequent Fund purchases in all the RMK Funds.

227.   Obviously, common sense would lead an average investor to believe that a portfolio with a default rate of 2% is not in danger of collapse. If 98% of a portfolio is performing and not in default, wouldn't that be an obvious a reason to hold the mutual fund position? Mr. Kelsoe also assures investors that the default rate is "in the normal, expected range." This statement is materially misleading. At this moment in time more than 66% of the RMK Funds holdings had no buyers, were totally illiquid, and no buyer could be found at any price.[32]. In fact, many of the RMK Funds investments in lower tranches sustained "ratings triggers" that halted all payments to that particular tranche of a CDO when a higher tranche is downgraded by ratings agencies, even though the overall CDO was not in default! [33]

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[32] RMK Closed-End Funds Certified Shareholder Report, June 6, 2007, pp. 83-84.

[33] In September, 2008, the RMK Funds' new manager, Hyperion Brookfield Asset Management, confirmed the misleading nature of using default in regards to structured products in a shareholder conference call:

228.   James Kelsoe knew the July 13, 2007 Letter to RMK Closed-End Fund Investors Plaintiffs false and misleading because he was a member of the RMK Fund Pricing Committee and this committee had informed James Kelsoe on or before July 2, 2007, and again on July 11, 2007, that RMK Fund holdings were **collapsing in value (between 8% and 20% or more losses based on actual sales)** even **when the particular were not "in default" and "not due to asset performance" ABS's** (examples include sales of the ABS products entitled Washington Mutual 2006-AR8 and Countrywide 2007-SD1).   Furthermore, James Kelsoe confirmed his understanding he well understood that ABS holdings in the RMK Funds collapsed in value even when not in default when on November 20, 2007 he told Morgan Keegan brokers on a conference call that this commonly occurs. This was after the RMK Funds had all collapsed approximately 90%. Failing to explain to investors that the RMK Funds could collapse nearly 90% with very few defaults was a material omission of fact in the shareholder updates, the Offering Materials and the Annual and Quarterly Reports provided by the Defendants to generally investors and the Plaintiffs in particular. Thus, Kelsoe clearly lied to RMK Fund investors about the materiality of the 1-2% default rate and

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The problem with using default rates in this way is that they can meaningfully understate the risk in the portfolio. It can be misleading in terms of assessing the future earnings power of the funds. This is because the definition of default is somewhat ambiguous for many of the types of securities in the funds. Let's take an example. A junior tranche security in a CDO might still be paying interest, and there may not have been an actual event of default in the underlying structure. However, that security may only be expected to continue to pay interest for a very short time, frequently, less than a year, and when it does finally stop paying interest, there will be no recovery of the original principal. Now, technically, this security isn't in default, but it presents substantial risks to the funds' future earnings power.

Dana Erikson ,Managing Director of High-Yield Bond and Loan, Hyperion Brookfield, Transcript of Shareholder Call on September 4, 2008, p. 4.

did so understanding full well that the RMK Fund investors would be misled into holding or buying

the RMK Funds that were collapsing in value even when not technically in default.

229.   Plaintiffs read and relied upon the July 13, 2007 James Kelsoe Letter to RMK

Closed-End Fund Investors and relied on its accuracy in deciding to hold and purchase more shares

of the RMK Fund. This reliance was reasonable given the fact that James Kelsoe was the RMK

Funds Manager. Ultimately investors learned of the misrepresentation only later, on or about March

31, 2008 as the RMK Funds all collapsed in value with virtually no defaults.   RHY Collapses Even

When Not in Default ($172M to $27M/Only 3 Defaults)(See RHY, RMA, RMH, RSF Certified

Shareholder Reports dated March 31, 2008, each fund collapsed 80% in value with less than 10%

total of overall holdings reported to be in default.)

V.   SIGNIFICANT EVENTS

230.   In July 2009, MAM, Morgan Keegan, and certain of their employees (including

Kelsoe) received a *Wells* notice from the SEC stating that the SEC intended to bring an enforcement

action for violations of the federal securities laws in connection with the Funds. That same month,

Morgan Keegan received another *Wells* notice from FINRA advising that it would be recommending

disciplinary action against Morgan Keegan for violations of various NASD rules relating to sales of

the Funds. Between August and October 2009, the State Task Force (defined above) also announced

that it was considering charges against Morgan Keegan, its related entities, and certain of their

related officers in connection with the sales of the Funds. As discussed below, all three regulators

have since initiated enforcement actions in connection with the Funds.

A.   The SEC's Cease & Desist Order

231.   On April 7, 2010, the SEC issued the Cease & Desist Order in connection with the

RMK Closed-End Funds. *See* Administrative Proceeding File No. 3-13847, Exhibit D hereto. The

Cease & Desist Order names MAM, Morgan Keegan, Kelsoe and Weller as Respondents and was

brought pursuant to Section 8A of the Securities Act, Sections 4C, 15(b) and 21C of the Exchange

Act, Sections 9(b) and 9(f) of the ICA, Sections 203(e), 203(f) and 203(k) of the Investment

Advisers Act of 1940, and Rule 102(e)(1)(iii) of the SEC's Rules of Practice.

232.   The Cease & Desist Order charges, among other things, that Morgan Keegan, MAM,

Kelsoe, and Weller "*willfully violated . . . Section 10(b) of the Exchange Act and Rule 10b-5,*

thereunder. . . ." It alleges that between at least January 2007 and July 2007, the daily NAV of each

of the Funds was materially inflated as a result of the fraudulent conduct alleged herein. In

particular, the Cease & Desist Order alleges that Kelsoe "actively screened and manipulated" dealer

quotes and "failed to advise Fund Accounting or the Funds' Boards of Directors . . . that the prices

for certain securities should be reduced." Cease & Desist Order, Ex. D hereto, ¶ 13. "Kelsoe's

actions fraudulently forestalled declines in the NAVs of the Funds that would have occurred as a

result of the deteriorating market, absent his intervention." Cease & Desist Order, Ex. D hereto, ¶

14. The Cease & Desist Order further alleges non-compliance with the Funds' policies and

procedures and that *Weller "knew, or was highly reckless in not knowing, of the deficiencies in the*

implementation of valuation procedures . . . , and did nothing to remedy them or otherwise to

make sure fair-valued securities were accurately priced and the Funds' NAVs were accurately

calculated." Cease & Desist Order, Ex. D hereto, 26. Indeed, the Cease & Desist Order states that

the only pricing test regularly applied by the Valuation Committee was the "look back" test, which

compared the sales price of any security sold by the Funds to the valuation of that security used in

the NAV calculation for the five business days preceding the sale. The test only covered securities

after they were sold. Cease & Desist Order, Ex. D hereto, ¶ 26. Thus, at any given time, the

Valuation Committee never knew how many securities' prices it could ultimately validate.

B.   The SEC's Findings of Fact

233.   On June 22, 2011, the SEC made findings of facts related to violations of federal laws by the Defendants. *In re Morgan Asset Management*, et al., SEC Release No. 64720, June 22, 2011. See Exhibit E.

234.   The specific facts set forth in the SEC's findings of fact are incorporated herein by reference thereto. *Id.*

235.   Investment advisers owe their clients, including investment company clients, a fiduciary duty. Misstatements or omissions of fact by an investment adviser, such as those made to the Funds' boards, violate an adviser's fiduciary duty and constitute fraud when they are material. *Id.* at p. 8.

236.   Similarly, the SEC found that the failure to disclose to the Funds' boards that Morgan Asset and Morgan Keegan were not complying with stated valuation procedures constitutes fraud. *Id.*

237.   In addition, the knowing or reckless failure to value securities, for which market quotations are not readily available, consistent with fair value requirements under the Investment Company Act and that materially affects a fund's NAV constitutes fraud. See, *In re Piper Capital Management, Inc.,* Exch. Act. Rel.48409 (August 26, 2003). *Id.*

238.   Section 206(1) of the Advisers Act makes it unlawful for an investment adviser to employ any device, scheme or artifice to defraud any client or prospective client. Section 206(2) makes it unlawful for an investment adviser to engage in any transaction, practice or course of business that operates as a fraud or deceit upon any client or prospective client. *Id.* at p. 9.

239.   As a result of the conduct described in its findings of fact (Exhibit E), the SEC found

that MAM willfully violated, and Kelsoe willfully aided and abetted and caused violations of, Sections 206(1) and 206(2) of the Advisers Act. The failure to disclose to the Funds' boards that MAM and Morgan Keegan were not complying with stated valuation procedures constitutes fraud. *Id*.

240.   Section 206(4) of the Advisers Act prohibits fraudulent, deceptive or manipulative practices or courses of business by an investment adviser. Rule 206(4)-7 requires investment advisers to "[a]dopt and implement written policies and procedures reasonably designed to prevent violation" of the Advisers Act and the rules thereunder by their supervised persons. An adviser's failure "to have adequate compliance policies and procedures in place will constitute a violation of our rules independent of any other securities law violation." *Compliance Programs of Investment Companies and Investment Advisers*, Advisers Act Release No. 2204, 68 F.R. 74714, 74715 (Dec. 24, 2003) ("Compliance Programs Release"). *Id*.

241.   As a result of the conduct described in its findings of fact (Exhibit E), the SEC found that MAM willfully violated, and Kelsoe willfully aided and abetted and caused violations of, Section 206(4) of the Advisers Act and Rule 206(4)-7 thereunder. 29. *Id*.

242.   Section 34(b) of the Investment Company Act prohibits untrue statements of material fact or omissions to state facts necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, in any registration statement, report or other document filed pursuant to the Investment Company Act or the keeping of which is required pursuant to Section 31(a) of the Investment Company Act. Any person who makes a material misrepresentation concerning a Fund's performance in the Fund's annual and semi-annual reports filed with the Commission, or in the records required to be maintained by the Fund, or submits inflated prices to be included in the Fund's NAV calculations and the records forming the basis for

the Fund's financial statements, violates Section 34(b). *Id.*

243. As a result of the conduct described in its findings of fact (Exhibit E), the SEC found that Respondents Morgan Asset and Kelsoe willfully violated, and Respondent Morgan Keegan willfully aided, abetted, and caused violations of, Section 34(b) of the Investment Company Act.

244. Rule 22c-1 under the Investment Company Act prohibits the sale or redemption of shares in a registered investment company "except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security." For an NAV to be deemed current, Section 2(a)(41) of the Investment Company Act and Rule 2a-4 thereunder require portfolio securities for which market quotations are not readily available to be valued at fair value. *Id.*

245. As a result of the conduct described in its findings of fact (Exhibit E), the SEC found that Respondent Morgan Keegan willfully violated, and Respondents Morgan Asset, Kelsoe and Weller willfully aided and abetted and caused violations of, Rule 22c-1 promulgated under the Investment Company Act. *Id.*

246. Rule 38a-1 under the Investment Company Act requires that a registered investment company adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws by the fund and to provide for oversight of compliance by the fund's investment adviser. Failure of a fund to have adequate compliance policies and procedures in place and/or to implement them will constitute a violation of Rule 38a-1 independent of any other securities law violations. *Compliance Programs Release*. *Id.*

247. The SEC found that Morgan Keegan and Morgan Asset knowingly and substantially assisted the Funds' failure to implement fair valuation procedures, which resulted in prices that did not reflect current NAVs. Morgan Keegan, Morgan Asset, Kelsoe and Weller thereby willfully aided

and abetted and caused the Funds' violations of Rule 38a-1.   *Id*. at p. 10.

C.   The Multi-State Task Force Proceeding

248.   On April 8, 2010, the Task Force filed a Joint Notice Of Intent To Revoke

Registration And Impose Administrative Penalty Against, among others, MAM, MK Holding,

Morgan Keegan, RFC, Kelsoe, Sullivan and Stringer ("Respondents"), for violating provisions of

the Alabama Securities Act, the Kentucky Securities Act, the Mississippi Securities Act, and the

South Carolina Securities Act.   *See* Joint Administrative Proceeding File Nos. Alabama: SC-0016;

Kentucky: 2010-AH-021; Mississippi: S-08-0050; and South Carolina: 08011; annexed hereto as

Exhibit V.

249.   Generally, the Task Force Proceeding alleges that the Respondents misled investors

by: (1) failing to disclose the risks associated with the Funds; (2) misrepresenting the nature of the

Funds; (3) falsely classifying the securities held within the Funds; (4) comparing the performance of

the Funds to inappropriate peer groups (benchmarks); and (5) failing to accurately represent the

amount of structured debt securities held in the Funds.[34]

D.   The FINRA Complaint

250.   On April 8, 2010, FINRA filed a complaint against Morgan Keegan.   *See*

Disciplinary Proceeding No. 2007011164501 ("FINRA Complaint"). The FINRA Complaint names

Morgan Keegan as a Defendant and asserts, in connection with the RMK Closed-End Funds,

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[34] The Task Force also alleges that the Respondents engaged in unethical sales practices by
inappropriately targeting customers who owned low-risk certificates of deposit and customers who
were retired or nearing retirement. According to the Task Force, the Funds were sold in a manner
which caused a lack of diversification in these customers' portfolios. Essentially, as alleged by the
Task Force, Respondents concentrated too large a percentage of many of their customers' assets in
the Funds, and failed to adequately acknowledge the associated risks.

violations of NASD Conduct Rules 2110 and 2210 (Misleading Omissions of Material Information - Advertising Slicks and Profiles); and NASD Conduct Rules 3010(a), 3010(b), and 2110 (Failure to Establish, Maintain, and Enforce an Adequate Supervisory System, Including Written Supervisory Procedures, Reasonably Designed to Achieve Compliance with NASD Rules). According to the FINRA Complaint, during the period from January 1, 2006 through December 31, 2007, Morgan Keegan made false and misleading statements to investors in the Funds' marketing materials.

E. The SEC Enforcement Action against the Director Defendants.

251.   On December 12, 2010, the SEC initiated an enforcement action against the Director Defendants for violations of Section 9(b) of the Investment Company Act.

252.   On June 13, 2013, the SEC made findings of fact the Director Defendants failed in their duties to supervise valuations of the Funds' holdings. See Exhibit W.

253.   Specifically, the SEC found that the Director Defendants did not specify a fair valuation methodology pursuant to which the securities were to be fair valued. Nor did they continuously review how each issue of security in the Funds' portfolios were being valued. The Director Defendants delegated their responsibility to determine fair value to the Valuation Committee of the investment adviser to the Funds, but did not provide any meaningful substantive guidance on how those determinations should be made. In addition, they did not learn how fair values were actually being determined. They received only limited information on the factors considered in making fair value determinations and almost no information explaining why fair values were assigned to specific portfolio securities. These failures were particularly significant given that fair valued securities made up the majority—and in most cases upwards of 60%—of the Funds' net asset values ("NAVs") during the Relevant Period.

E. The Funds' Unreliable and Restated Financial Statements

254.   On June 10, 2010, the Funds issued a Form 8-K announcing that the Funds'

independent auditors had informed them that the previously issued financial statements could not be

relied upon:

> *By correspondence dated May 27, 2010, [PwC] . . . informed the Funds that PwC's audit reports dated May 29, 2008, May 21, 2007 and May 22, 2006, on the Funds' financial statements should no longer be relied upon.* In addition, by correspondence dated May 28, 2010, [BBD] . . . informed the Funds that BBD's audit reports dated November 26, 2008 and May 28, 2009, on the Funds' financial statements should no longer be relied upon in view of PwC's May 27, 2010 correspondence regarding non- reliance on its previously issued audit reports because BBD relied upon PwC's audit report on the March 31, 2008 financial statements.

255.   The Funds sought to downplay this statement by preceding it with the following

paragraph:

> *If certain allegations in the [SEC] Order against the Respondents are found to be true at the conclusion of the Administrative Proceeding or otherwise, the financial statements and financial highlights for each Fund's four fiscal years ended March 31, 2009, March 31, 2008, March 31, 2007 and March 31, 2006 may be impacted.* The Funds are currently undertaking an investigation of the underlying allegations in the Order. It is unclear at this time, however, whether each Fund's financial statements and financial highlights covering these fiscal periods are impacted and, if so, whether the impact is material.

256.   They then added the following paragraph as another tactic:

> *Based upon the actions of PwC and BBD, the financial statements and financial highlights covering these fiscal periods should not be relied upon until such time that the Funds' investigation of the underlying allegations in the Order has been completed and the issues surrounding the audit reports have been resolved.*

257.   PwC's statements that the Funds' financial statements should not be relied upon were

not dependent upon the outcome of Cease & Desist Order or Task Force Proceeding, however. PwC

said in essence that it had ***already found*** that the financial statements issued by the Funds were

materially false and misleading and should not be relied upon.

258.   On August 25, 2010, the Funds issued a financial restatement for fiscal 2009 in the

aggregate amount of $37.5 million. Under GAAP, financial restatements are only issued where

there is a material misstatement. Financial restatements as needed for fiscal 2006, 2007, and 2008

are due, if any, pending resolution of the Task Force Proceeding.

VI.   FALSE AND MISLEADING STATEMENTS

A.   The Funds' Combined Annual Reports

1.   The 2005 Annual Report

259.   On June 6, 2005, RMH, RSF, and RMA filed a combined Certified Shareholder

Report on Form N-CSR with the SEC (the "2005 Annual Report"), signed by Defendants Kelsoe,

Anthony, and Weller.

260.   The 2005 Annual Report provided the following reassurance to investors: "We

continue to believe that a significant advantage of the [Funds] is [their] diversity among many

different asset sectors that provide stability and income beyond the performance of a single sector."

261.   In the Notes to Financial Statements, RMH, RSF, and RMA stated that their "primary

investment objective is to seek a high level of income by investing in a diversified portfolio of

securities that offers attractive yield and capital appreciation potential and consists primarily of debt

securities and secondarily of equity securities."

262.   Further, the Funds compared their returns to the High Yield Index.

263.   The foregoing statements related to "diversity among many different asset sectors,"

and "a diversified portfolio of securities" were false and misleading because RMH, RSF, and RMA

had significant concentrations in ABS, in violation of their 25% "same industry" fundamental

investment limitations which had been represented to Plaintiffs, and were not at all diversified.

264.   In addition, the foregoing statements were false and misleading because the Funds

were compared to a Benchmark Index that was not appropriate—and there was no disclosure about

the in-built asset mismatch between the Benchmark Index and the Funds' portfolios which made

comparisons (*i.e.*, outperformance or underperformance) meaningless.

2.   The 2006 Annual Report

265.   On June 7, 2006, the Funds filed a combined Certified Shareholder Report on Form

N-CSR with the SEC (the "2006 Annual Report"), signed by Defendants Kelsoe, Anthony, and

Weller. The 2006 Annual Report included the following statements:

> For the six months and the year ended March 31, 2006,
> [RMA] had total returns of 7.35% and 23.28%,
> respectively, based on market price and reinvested
> dividends. For the six months and the year ended March
> 31, 2006, [RMA] had total returns of 5.80% and
> 11.05%, respectively, based on net asset value and
> reinvested dividends. For the six months and the year
> ended March 31, 2006, *the Lehman Brothers Ba U.S.*
> *High Yield Index* had total returns of 2.44% and 6.83%,
> respectively. [RMA's] strong performance was *primarily*
> *due to* [RMA's] relative yield advantage as evidenced by
> the monthly dividend distributions and the relative net
> asset value stability produced by the *[RMA's] allocation*
> *to a wide variety of asset types.*
>
> *   *   *
>
> For the six months and the year ended March 31, 2006,
> [RMH] had total returns of 8.08% and 24.15%,
> respectively, based on market price and reinvested
> dividends. For the six months and the year ended March
> 31, 2006, [RMH] had total returns of 3.90% and 7.80%,
> respectively, based on net asset value and reinvested

-97-

dividends. For the six months and the year ended March 31, 2006, *the Lehman Brothers Ba U.S. High Yield Index* had total returns of 2.44% and 6.83%, respectively. [RMH's] strong performance was *primarily due to* [RMH's] relative yield advantage as evidenced by the monthly dividend distributions and the relative net asset value stability produced by *[RMH's] allocation to a wide variety of asset types.*

*   *   *

[RHY] had a total return of 2.27% for the period ended March 31, 2006, based on net asset value and reinvested dividends. From January 19, 2006 until March 31, 2006, *the Lehman Brothers Ba U.S. High Yield Index* had a total return of 0.97%.

*   *   *

For the six months and the year ended March 31, 2006, [RSF] had total returns of 7.11% and 22.60%, respectively, based on market price and reinvested dividends. For the six months and the year ended March 31, 2006, [RSF] had total returns of 4.26% and 9.95%, respectively, based on net asset value and reinvested dividends. For the six months and the year ended March 31, 2006, *the Lehman Brothers Ba U.S. High Yield Index* had total returns of 2.44% and 6.83%, respectively. [RSF]'s strong performance was *primarily due to* the [RSF]'s relative yield advantage as evidenced by the monthly dividend distributions and the relative net asset value stability produced by the *[RSF's] allocation to a wide variety of asset types.*

*   *   *

In spite of a modest level of industry-wide outflows from *corporate high yield funds, the high yield corporate market* feels pretty good so far this year. With little change to underlying asset value, index performance has remained at coupon clipping levels (i.e. prices have held up). Importantly, economic conditions continue to remain strong causing the Fed to nudge interest rates ever higher. A strong economy is very good for corporate earnings, cash flows, balance sheets, equity valuations, and, in turn, high yield corporate bonds. Such conditions

> create more opportunities for corporate bond issuers to
> refinance or otherwise payoff their bonds, effectively
> placing an underlying bid for the bonds. In other words,
> steady bond prices. Unfortunately, strong bids create a
> scarcity of attractive investment opportunities and that is
> the challenge we face today. Opportunities exist in every
> market environment, they just may not be readily
> apparent.

266.   The foregoing statements in the 2006 Annual Report related to "*very broad diversification*" and strong returns attributable to "*a wide variety of asset types*" were materially false and misleading in light of each of the Funds' significant concentrations in a single industry—*i.e.*, ABS (particularly subprime mortgage-related ABS) or subprime structured finance products—as set forth in Section IV.C above.

267.   Furthermore, the 2006 Annual Report failed to disclose the material fact of the Funds' violations of their stated fundamental investment limitations regarding investments in the "same industry" in excess of 25% of a Fund's total assets.

268.   In addition, the foregoing statements were materially false and misleading because the Funds were compared to a Benchmark Index that was not appropriate—and there was no disclosure about the in-built asset mismatch between the Benchmark Index and the Funds' portfolios which made comparisons (*i.e.*, outperformance or underperformance) meaningless.

269.   In another section of the 2006 Annual Report entitled "Performance Information," the Funds listed a table of their portfolio securities by asset category with their corresponding values. Therein, the following securities were falsely classified as *corporate bonds* when, in fact, they were *ABS*: Antares Funding LP 13.413% 12/14/11; Canal Pointe II LLC 5.340%   6/25/14; Eirles Two Ltd. 262 10.860% 8/3/21; Eirles Two Ltd. 263 13.360% 8/3/21; InCaps Funding II Ltd. Zero Coupon Bond 1/15/34; Lincoln Park Referenced Link Notes 2001-1 8.780% 7/30/31; Preferred

Term Securities II, Ltd. 10.000% 5/22/33; Preferred Term Securities XVIII, Ltd. 10.000% 9/23/35;

Preferred Term Securities XXI, Ltd. 10.000% 3/22/38; Preferred Term Securities XXII, Ltd.

15.000% 9/22/36; Preferred Term Securities XXIII, Ltd. 15.000% 12/22/36; Preferred Term

Securities XXIV, Ltd. 10.000% 3/22/37; Preferred Term Securities XXV, Ltd. 10.000% 6/22/37;

Pyxis Master Trust 2006-7 10.320% 10/1/37; Pyxis Master Trust 10.320% 10/1/2037; Steers

Delaware Business Trust 2007-A 7.599% 6/20/18; and TPRef Funding III Ltd. 11.000% 1/15/33.

270.   In addition, the following securities were falsely classified in the 2006 Annual Report

as *preferred stocks* when, in fact, they were *ABS*: Baker Street Funding; Baker Street Funding 2006-

1; Centurion VII; Credit Genesis CLO 2005 Harborview 2006-8; Hewett Island II; Indymac Indx

CI-1 Corp.; Marquette Park CLO Ltd.; Mountain View Funding; and Webster CDO 2006-1 PS.

271.   In the section of the 2006 Annual Report entitled "Board Approval of the Investment

Advisory Agreement for [RHY]," the Funds stated:

> . . . In evaluating the investment advisory agreement, the
> Board reviewed information furnished by the Adviser,
> including information regarding its affiliates and its
> personnel and operations. The Board also specifically
> considered the following as relevant to its determination
> to approve the investment advisory agreement: (1) the
> history, reputation, qualification and background of the
> Adviser and the portfolio manager and his team; (2) the
> breadth of the securities from which the Adviser would
> select investments for the Fund and the analysis related to
> those securities; (3) *the nature, extent and quality of*
> *services provided by the Adviser to other closed-end*
> *funds it advises and the nature, extent and quality of the*
> *services to be provided by the Adviser under the*
> *investment advisory agreement . . . (9) the Adviser's*
> *compliance systems and capabilities. . . .*
>
> The Board, in examining the nature, extent and quality of
> the services to be provided by the Adviser considered the
> Adviser's experience in serving as an investment adviser
> for funds comparable to the Fund. The Board noted the

> responsibilities and success that the Adviser has as investment adviser for these other funds. . . . ***The Board also reviewed information regarding the Adviser's investment process and the qualifications and experience of the persons who will serve as portfolio managers of the Fund***.

272.   The foregoing statements in the 2006 Annual Report were materially false and misleading when made because, as discussed in detail herein, the Funds' management conducted no due diligence, exercised no professional judgment in deciding what investments to make, and paid little or no attention to the securities being purchased for the Funds' portfolios. MAM did not investigate or adequately evaluate the portfolio securities purchased for the Funds until after they had already been purchased, and this lack of diligence deprived investors of the supposed expertise of the Funds' purported professional portfolio management.

3.   The 2007 Annual Report

273.   On June 6, 2007, the Funds filed a combined Certified Shareholder Report on Form N-CSR with the SEC (the "2007 Annual Report"), signed by Defendants Kelsoe, Sullivan, and Weller. The Funds acknowledged that their performance had been negatively impacted by the then-recent turmoil in the mortgage market, but Kelsoe attempted to downplay the impact, stating in relevant part:

> Since our last report, the Fund[s'] market price share performance has been negatively impacted by the reduction of the monthly distribution rate from $0.15 per share to $0.14 per share. The Fund[s'] performance has also been negatively impacted by the recent turmoil in the mortgage market. During the months leading up to the reduction of the Fund[s'] distribution rate, portfolio earnings were increasingly under pressure due to consistently rising costs associated with the leverage (borrowed money) employed by the Fund[s] and by a prolonged period of contracting

credit spreads. The combination of these two market forces resulted in lower net earnings to the Fund[s] and required a reduction in the distribution rate beginning in December 2006.

Since December, the U.S. mortgage-backed securities market has undergone serious turmoil, most notably in the sub-prime home equity arena. ***While this downward volatility in the mortgage- backed arena has had a negative impact on the net asset value of the Fund[s], it has also provided an opportunity to buy assets at considerably higher yields than have been available for more than two years. Strategically redeploying assets during this market upheaval may be difficult from a net asset value perspective for a period of time, but this is also the best opportunity we have seen in years to secure better portfolio earnings for quarters to come.***

274.   The 2007 Annual Report also stated the following with respect to the Funds'

performance:

For the six months and the fiscal year ended March 31, 2007, [RMA] had a total return of (8.52)% and 1.53%, respectively, based on market price and reinvested dividends and other distributions. For the six months and the fiscal year ended March 31, 2007, [RMA] had a total return of 3.24% and 6.21%, respectively, based on net asset value and reinvested dividends and other distributions. For the six months and the twelve months ended March 31, 2007, ***the Lehman Brothers Ba U.S. High Yield Index*** had a total return of 5.37% and 9.71%, respectively.

*   *   *

For the six months and the fiscal year ended March 31, 2007, [RMH] had a total return of (12.71)% and (3.26)%, respectively, based on market price and reinvested dividends and other distributions. For the six months and the twelve months ended March 31, 2007, [RMH] had a total return of 2.56% and 6.05%, respectively, based on net asset value and reinvested dividends and other distributions. For the six months and the twelve months ended March 31, 2007, ***the Lehman Brothers Ba U.S. High Yield Index*** had a total return of 5.37% and 9.71%,

-102-

respectively.

* * *

For the six months and the fiscal year ended March 31, 2007, [RHY] had a total return of (3.84)% and 10.96%, respectively, based on market price and reinvested dividends and other distributions. For the six months and the fiscal year ended March 31, 2007, [RHY] had a total return of 3.09% and 9.45%, respectively, based on net asset value and reinvested dividends and other distributions. For the six months and the twelve months ended March 31, 2007, *the Lehman Brothers Ba U.S. High Yield Index* had a total return of 5.37% and 9.71%, respectively.

* * *

For the six months and the fiscal year ended March 31, 2007, [RSF] had a total return of (11.06)% and (1.09)%, respectively, based on market price and reinvested dividends and other distributions. For the six months and the fiscal year ended March 31, 2007, [RSF] had a total return of 3.52% and 6.18%, respectively, based on net asset value and reinvested dividends and other distributions. For the six months and the twelve months ended March 31, 2007, *the Lehman Brothers Ba U.S. High Yield Index* had a total return of 5.37% and 9.71%, respectively.

275.   The foregoing statements in the 2007 Annual Report were materially false and misleading when made because the Funds were compared to a Benchmark Index that was not appropriate—and there was no disclosure about the in-built asset mismatch between the Benchmark Index and the Funds' portfolios which made comparisons (*i.e.*, outperformance or underperformance) meaningless. The foregoing statements in the 2007 Annual Report also failed to disclose the material fact of the Funds' unauthorized violations of their fundamental investment limitations regarding investments in the "same industry" in excess of 25% of a Fund's total assets, discussed herein.

276.   In the 2007 Annual Report, under the subheading "Significant Accounting Policies," the Funds stated that "[i]nvestments for which market quotations are not readily available . . . are valued at fair value *as determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors.*"

277.   Further, in the section of the 2007 Annual Report entitled "NAV & MARKET PRICE HISTORY," the Funds used graphs to illustrate their NAVs and market price histories.

278.   These statements in the 2007 Annual Report were materially false and misleading when made. As set forth in greater detail above in Section IV.F.2, the Funds' reported portfolio securities values, NAVs, and returns were false and misleading because fair value assessments were manipulated and inflated by Defendant Kelsoe. As such, the assigned securities values were not "determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors."

279.   In a section of the 2007 Annual Report entitled "Performance Information," the Funds listed a table of their portfolio securities by asset category with their corresponding values. Therein, the following securities were falsely classified as *corporate bonds* when, in fact, they were *ABS*: Antares Funding LP 13.413% 12/14/11; Canal Pointe II LLC 5.340% 6/25/14; Eirles Two Ltd. 262 10.860% 8/3/21; Eirles Two Ltd. 263 13.360% 8/3/21; InCaps Funding II Ltd. Zero Coupon Bond 1/15/34; Lincoln Park Referenced Link Notes 2001-1 8.780% 7/30/31; Preferred Term Securities II, Ltd. 10.000% 5/22/33; Preferred Term Securities XVIII, Ltd. 10.000% 9/23/35; Preferred Term Securities XXI, Ltd. 10.000% 3/22/38; Preferred Term Securities XXII, Ltd. 15.000% 9/22/36; Preferred Term Securities XXIII, Ltd. 15.000% 12/22/36; Preferred Term Securities XXIV, Ltd. 10.000% 3/22/37; Preferred Term Securities XXV, Ltd. 10.000% 6/22/37; Pyxis Master Trust 2006-7 10.320% 10/1/37; Pyxis Master Trust 10.320% 10/1/2037; Steers

Delaware Business Trust 2007-A 7.599% 6/20/18; and TPRef Funding III Ltd. 11.000% 1/15/33.

280.   In addition, the following securities were falsely classified in the 2007 Annual Report as *preferred stocks* when, in fact, they were *ABS*: Baker Street Funding; Baker Street Funding 2006-1; Centurion VII; Credit Genesis CLO 2005 Harborview 2006-8; Hewett Island II; Indymac Indx CI-1 Corp.; Marquette Park CLO Ltd.; Mountain View Funding; and Webster CDO 2006-1 PS.

B.   The Funds' Combined Semi-Annual Reports

1.   The 2005 Semi-Annual Report

281.   In a Form N-CSRS dated December 9, 2004 (the "2005 Semi-Annual Report"), which was signed by Defendants Kelsoe and Anthony, RMH and RSF stated: "*We continue to believe that a significant advantage of the [Funds] is its diversity among many different asset sectors that provide stability and income beyond the performance of a single sector.*" In the Notes to Financial Statements, RMH and RSF stated that their "primary investment objective is to seek a high level of income by investing in a *diversified portfolio of securities* that offers attractive yield and capital appreciation potential and consists primarily of debt securities and secondarily of equity securities." Further, the Funds compared their returns to the High Yield Index.

282.   The foregoing statements related to "diversity among many different asset sectors," and "a diversified portfolio of securities" were false and misleading because RMH and RMA had significant concentrations in ABS, an unauthorized violation of their 25% "same industry" fundamental investment limitations, which had been represented to Plaintiffs, and were not at all diversified.

283.   In addition, the foregoing statements were false and misleading because the Funds were compared to a Benchmark Index that was not appropriate—and there was no disclosure about the in-built asset mismatch between the Benchmark Index and the Funds' portfolios which made

comparisons (*i.e.*, outperformance or underperformance) meaningless.

2.   The 2006 Semi-Annual Report

284.   In the Form N-CSRS dated December 8, 2005 (the "2006 Semi-Annual Report"), filed on behalf of RMH, RSF, and RMA and signed by Defendants Kelsoe and Anthony, each of those Funds stated: "***We continue to believe that a significant advantage of the [Funds] is its diversity among many different asset sectors that provide stability and income beyond the performance of a single sector.***" In the Notes to Financial Statements, RMH, RSF, and RMA stated that their "primary investment objective is to seek a high level of income by investing in a diversified portfolio of securities that offers attractive yield and capital appreciation potential and consists primarily of debt securities and secondarily of equity securities." Further, the Funds compared their returns to the High Yield Index.

285.   The foregoing statements related to "diversity among many different asset sectors," and "a diversified portfolio of securities" were materially false and misleading when made because RMH and RMA had significant concentrations in ABS, in violation of their 25% "same industry" fundamental investment limitations, and were not at all diversified.

286.   In addition, the foregoing statements were materially false and misleading when made because the Funds were compared to a Benchmark Index that was not appropriate—and there was no disclosure about the in-built asset mismatch between the Benchmark Index and the Funds' portfolios which made comparisons (*i.e.*, outperformance or underperformance) meaningless.

3.   The 2007 Semi-Annual Report

287.   In the Funds' Form N-CSRS dated December 7, 2006 (the "2007 Semi-Annual Report"), signed by Defendants Kelsoe and Sullivan, the Funds stated:

During the first half of RMK Advantage Income Fund, Inc.'s fiscal year 2007, which ended September 30, 2006, the Fund had a total return of 11.19%, based on market price and reinvested dividends.

For the six months ended September 30, 2006, the Fund had a total return of 3.06%, based on net asset value and reinvested dividends. For the six months ended September 30, 2006, *the Lehman Brothers Ba U.S. High Yield Index* had a total return of 4.12%. *The Fund's strong market performance is a reflection of* investor's desire for cash distributions as well as *the stability of the Fund's net asset value offered by a very diverse portfolio.*

<p align="center">*   *   *</p>

During the first half of RMK High Income Fund, Inc.'s fiscal year 2007, which ended September 30, 2006, the Fund had a total return of 10.91%, based on market price and reinvested dividends. For the six months ended September 30, 2006, the Fund had a total return of 3.49%, based on net asset value and reinvested dividends. For the six months ended September 30, 2006, *the Lehman Brothers Ba U.S. High Yield Index* had a total return of 4.12%. *The Fund's strong market performance is a reflection of* investor's desire for cash distributions as well as *the stability of the Fund's net asset value offered by a very diverse portfolio.*

<p align="center">*   *   *</p>

During the first half of RMK Multi-Sector High Income Fund, Inc.'s fiscal year 2007, which ended September 30, 2006, the Fund had a total return of 15.39%, based on market price and reinvested dividends. For the six months ended September 30, 2006, the Fund had a total return of 6.16%, based on net asset value and reinvested dividends. For the six months ended September 30, 2006, the *Lehman Brothers Ba U.S. High Yield Index* had a total return of 4.12%. *The Fund's strong market performance is a reflection of . . . the Fund's net asset value offered by a very diverse portfolio.*

<p align="center">*   *   *</p>

> During the first half of RMK Strategic Income Fund, Inc.'s fiscal year 2007, which ended September 30, 2006, the Fund had a total return of 11.40%, based on market price and reinvested dividends. For the six months ended September 30, 2006, the Fund had a total return of 2.74%, based on net asset value and reinvested dividends. For the six months ended September 30, 2006, *the Lehman Brothers Ba U.S. High Yield Index* had a total return of 4.12%. *The Fund's strong market performance is a reflection of* investor's desire for cash distributions as well as *the stability of the Fund's net asset value offered by a very diverse portfolio.*

*   *   *

> *[RMH, RSF, RMA, and RHY] invest[] in a diversified portfolio of securities* that offers attractive yield and capital appreciation potential and consists primarily of debt securities and secondarily of equity securities.

288.   The foregoing statements in the 2007 Semi-Annual Report related to "a diversified portfolio" were materially false and misleading when made in light of each of the Funds' significant concentrations (65%-70%) at March 31, 2007 in a single industry—*i.e.*, ABS (particularly subprime mortgage-related ABS) or structured finance products—as set forth in Section IV.C above.

289.   Furthermore, each of the Funds failed to disclose the material fact of their violations of their fundamental investment limitations regarding investments in the "same industry" in excess of 25% of a Fund's total assets.

290.   In addition, the foregoing statements were materially false and misleading when made because the Funds were compared to a Benchmark Index that was not appropriate—and there was no disclosure about the in-built asset mismatch between the Benchmark Index and the Funds' portfolios which made comparisons (*i.e.*, outperformance or underperformance) meaningless.

291.   In a section of the 2007 Semi-Annual Report entitled "Performance Information," the Funds' listed a table of their portfolio securities by asset category with their corresponding values.

Therein, the following securities were falsely classified as *corporate bonds* when, in fact, they were *ABS*: Antares Funding LP 13.413% 12/14/11; Canal Pointe II LLC 5.340% 6/25/14; Eirles Two Ltd. 262 10.860% 8/3/21; Eirles Two Ltd. 263 13.360% 8/3/21; InCaps Funding II Ltd. Zero Coupon Bond 1/15/34; Lincoln Park Referenced Link Notes 2001-1 8.780% 7/30/31; Preferred Term Securities II, Ltd. 10.000% 5/22/33; Preferred Term Securities   XVIII, Ltd. 10.000% 9/23/35; Preferred Term Securities XXI, Ltd. 10.000% 3/22/38; Preferred Term Securities XXII, Ltd.15.000% 9/22/36; Preferred Term Securities XXIII, Ltd. 15.000% 12/22/36; Preferred Term Securities XXIV, Ltd. 10.000% 3/22/37; Preferred Term Securities XXV, Ltd. 10.000% 6/22/37; Pyxis Master Trust 2006-7 10.320% 10/1/37; Pyxis Master Trust 10.320% 10/1/2037; Steers Delaware Business Trust 2007-A 7.599% 6/20/18; and TPRef Funding III Ltd. 11.000% 1/15/33.

292.   In addition, the following securities were falsely classified in the 2006 Annual Report as *preferred stocks* when, in fact, they were *ABS*: Baker Street Funding; Baker Street Funding 2006-1; Centurion VII; Credit Genesis CLO 2005 Harborview 2006-8; Hewett Island II; Indymac Indx CI-1 Corp.; Marquette Park CLO Ltd.; Mountain View Funding; and Webster CDO 2006-1 PS.

293.   In the 2007 Semi-Annual Report under the subheading "Significant Accounting Policies," the Funds stated that "[i]nvestments for which market quotations are not readily available . . . are valued at fair value *as determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors.*" Further, in the section of the 2007 Semi-Annual Report entitled "NAV & MARKET PRICE HISTORY," the Funds used graphs to illustrate their NAVs and market price histories from the commencement of their respective investment operations to September 30, 2007.

294.   These statements in the 2007 Semi-Annual Report were materially false and misleading when made. As set forth in greater detail above in Section IV.F.2, the Funds' reported

portfolio securities values and NAV and returns were materially false and misleading when made

because fair value assessments were manipulated and inflated by Defendant Kelsoe. As such, the

assigned securities values were not "determined in good faith by the Valuation Committee using

procedures established by and under the direction of the Board of Directors."

295.   In the 2007 Semi-Annual Report entitled "Board Approval of the Investment

Advisory Agreements," the Funds stated:

> . . . In evaluating the investment advisory agreements, the
> Boards reviewed information furnished by MAM,
> including certain information regarding its affiliates and
> its personnel and operations. . . . Each Board considered
> factors it deemed relevant, including: (1) the nature, scope
> and quality of the services provided by MAM under the
> investment advisory agreement; (2) *the investment
> process, personnel and operations of MAM*; (3) MAM's
> financial condition; (4) the level of the fee and the overall
> expenses of the Fund and how those compared to other
> similar funds; (5) the Fund's performance record as
> compared to its peer group and benchmark index. . . .
>
> The Board reviewed information regarding the investment
> performance of its Fund on an absolute basis, compared to
> its peer group, and against its benchmark index. In this
> connection, the Board noted that the performance of its
> Fund on a market basis exceeded the performance of its
> benchmark and compared well to the performance of its
> peer group funds for all periods measured and that the
> Fund continued to trade at a premium to its NAV. . . .
>
> *The Board also reviewed information regarding
> MAM's investment process and the qualifications and
> experience of the persons who serve as portfolio
> managers of its Fund.*

296.   The foregoing statements in the 2007 Semi-Annual Report were materially false and

misleading when made because, as discussed in detail herein, the Funds' management conducted no

due diligence, exercised no professional judgment in deciding what investments to make, and paid

little or no attention to the securities being purchased for the Funds' portfolios. The Funds'

Investment Advisor did not investigate or adequately evaluate the portfolio securities purchased for

the Funds until after they had already been purchased, and this lack of diligence deprived investors

of the supposed expertise of the Funds' purported professional portfolio management. Had the

Board actually reviewed MAM's "investment process," it would have uncovered the Funds'

uninformed, blind purchases and bogus valuation process.

4.   The 2008 Semi-Annual Report

297.   In the Funds' Form N-CSRS dated December 5, 2007 ("2008 Semi-Annual Report"),

signed by Defendants Kelsoe and Sullivan, the Funds changed the description of their "Investment

Risks" in the "Objective and Strategy" section. In previous semi-annual reports, the Funds stated

that "[b]ond funds tend to experience smaller fluctuations in value than stock funds." This was

removed in the 2008 Semi-Annual Report. In addition, for the first time, the Funds added the

following:

> The Fund's investments in mortgage-backed or asset-
> backed securities that are "subordinated" to other
> interests in the same pool may increase credit risk to
> the extent that the Fund as a holder of those securities
> may only receive payments after the pool's
> obligations to other investors have been satisfied.
> Below investment grade bonds are also subject to
> greater price volatility and are less liquid, especially
> during periods of economic uncertainty or change,
> than higher-rated debt securities.

298.   Notwithstanding these discrete changes and certain partial curative disclosures

discussed in Section VII below, in the 2008 Semi-Annual Report, the Funds stated:

> During the six months ended September 30, 2007, RMK
> Advantage Income Fund, Inc. (the "Fund") had a total
> return of (38.79)%, based on market price and reinvested
> dividends, and the Fund had a total return of (37.96)%,
> based on net asset value and reinvested dividends. During
> the same period, *the Lehman Brothers Ba U.S. High*

Yield Index had a total return of 0.74%. The Fund paid total distributions from net investment income of $0.82 per share during the six-month period.

*   *   *

During the six months ended September 30, 2007, RMK High Income Fund, Inc. (the "Fund") had a total return of (37.29)%, based on market price and reinvested dividends, and the Fund had a total return of (37.70)%, based on net asset value and reinvested dividends. During the same period, *the Lehman Brothers Ba U.S. High Yield Index* had a total return of 0.74%. The Fund paid total distributions from net investment income of $0.82 per share during the six-month period.

*   *   *

During the six months ended September 30, 2007, RMK Multi- Sector High Income Fund, Inc. (the "Fund") had a total return of (36.83)%, based on market price and reinvested dividends, and the Fund had a total return of (41.82)%, based on net asset value and reinvested dividends. During the same period, *the Lehman Brothers Ba U.S. High Yield Index* had a total return of 0.74%. The Fund paid total distributions from net investment income of $0.84 per share during the six-month period.

*   *   *

During the six months ended September 30, 2007, RMK Strategic Income Fund, Inc. (the "Fund") had a total return of (39.25)%, based on market price and reinvested dividends and other distributions, and the Fund had a total return of (37.55)%, based on net asset value and reinvested dividends and other distributions. During the same period, *the Lehman Brothers Ba U.S. High Yield Index* had a total return of 0.74%. The Fund paid total distributions of $0.82 per share during the six-month period, of which $0.81 per share is derived from net investment income and the remainder of the distribution, or $0.01 per share, is deemed a return of capital.

*   *   *

The Fund[s] invest[] in a diversified portfolio consisting

> primarily of debt securities that offer attractive yield and capital appreciation potential.

299.   The foregoing statements in the 2008 Semi-Annual Report were materially false and misleading when made because each of the Funds failed to disclose violations of their fundamental investment limitations regarding investments in the "same industry" in excess of 25% of a Fund's total assets.

300.   In addition, the foregoing statements in the 2008 Semi-Annual Report were materially false and misleading when made because the Funds were compared to a Benchmark Index that was not appropriate—and there was no disclosure about the in-built asset mismatch between the Benchmark Index and the Funds' portfolios which made comparisons (*i.e.*, outperformance or underperformance) meaningless.

301.   The 2008 Semi-Annual Report also listed the Funds' portfolio securities by asset category with their corresponding values. Therein, the following securities were falsely classified as *corporate bonds* when, in fact, they were *ABS*: Antares Funding LP 13.413% 12/14/11; Canal Pointe II LLC 5.340% 6/25/14; Eirles Two Ltd. 262 10.860% 8/3/21; Eirles Two Ltd. 263 13.360% 8/3/21; InCaps Funding II Ltd. Zero Coupon Bond 1/15/34; Lincoln Park Referenced Link Notes 2001-1 8.780% 7/30/31; Preferred Term Securities II, Ltd. 10.000% 5/22/33; Preferred Term Securities XVIII, Ltd. 10.000% 9/23/35; Preferred Term Securities XXI, Ltd. 10.000% 3/22/38; Preferred Term Securities XXII, Ltd. 15.000% 9/22/36; Preferred Term Securities XXIII, Ltd. 15.000% 12/22/36; Preferred Term Securities XXIV, Ltd. 10.000% 3/22/37; Preferred Term Securities XXV, Ltd. 10.000% 6/22/37; Pyxis Master Trust 2006-7 10.320% 10/1/37; Pyxis Master Trust 10.320% 10/1/2037; Steers Delaware Business Trust 2007- A 7.599% 6/20/18; and TPRef Funding III Ltd. 11.000% 1/15/33.

302.   In addition, the following securities were falsely classified in the 2006 Annual Report

as *preferred stocks* when, in fact, they were *ABS*: Baker Street Funding; Baker Street Funding 2006-

1; Centurion VII; Credit Genesis CLO 2005 Harborview 2006-8; Hewett Island II; Indymac Indx

CI-1 Corp.; Marquette Park CLO Ltd.; Mountain View Funding; and WEBS CDO 2006-1 PS.

303.   In the section of the 2008 Semi-Annual Report entitled "NAV & MARKET PRICE

HISTORY," the Funds used graphs to illustrate the NAV and market price history of each Fund

from the commencement of its investment operations to September 30, 2007. Further, in the section

of the 2008 Semi-Annual Report entitled "Notes to the Financial Statements," under the subheading

"Significant Accounting Policies," the Funds stated: "When price quotations for certain securities

are not readily available . . . those securities will be valued at "fair value" *as determined in good

faith by the Adviser's Valuation Committee* using procedures established by and under the

supervision of each Fund's Board of Directors.

304.   These statements in the 2008 Semi-Annual Report were materially false and

misleading when made. As set forth in greater detail in Section IV.F.2 above, the Funds' reported

portfolio securities values and NAV and returns were materially false and misleading because fair

value assessments were manipulated and inflated by Defendant Kelsoe. As such, the assigned

securities values were not "determined in good faith by the Valuation Committee using procedures

established by and under the direction of the Board of Directors."

C.   RMH's Form N-Q Quarterly Reports of Portfolio Holdings

305.   RMH's Form N-Qs dated February 28, 2007, August 29, 2007, and February 28,

2008 were materially false and misleading because Defendants failed to disclose that the Funds'

securities were not properly priced, that the Funds' NAVs were inflated, and that the Funds' NAVs

were not timely written down, as discussed herein. As such, the reported "values" for certain of the securities in the Funds' portfolios were materially false and misleading.

306.   RMH's Form N-Q dated February 28, 2007 also falsely represented that that the following securities were *corporate bonds* when, in fact, they were *ABS*: Preferred Term Securities II, Ltd., 10.000% 5/22/33; Preferred Term Securities XXI, Ltd., 10.000% 3/22/38; Preferred Term Securities XXIV, Ltd., 10.000% 3/22/37; and TPRef Funding III Ltd. 11.000% 1/15/33.

307.   RMH's Form N-Q dated February 28, 2007 also falsely represented that that the following securities were *preferred stocks* when, in fact, they were *ABS*: Baker Street Funding; Baker Street Funding 2006-1; Credit Genesis CLO 2005; Harborview 2006-8; Hewett Island II; Indymac Indx CI-1 Corp.; Marquette Park CLO Ltd.; and Mountain View Funding.

308.   RMH's Form N-Q dated August 29, 2007 also falsely represented that that the following securities were *corporate bonds* when, in fact, they were *ABS*: Antares Funding LP, 13.413% 12/14/11; Preferred Term Securities II, Ltd., 10.000% 5/22/33; Preferred Term Securities XVIII, Ltd., 10.000% 9/23/35; Preferred Term Securities XXI, Ltd., 10.000% 3/22/38; Preferred Term Securities XXII, Ltd., 15.000% 9/22/36; Preferred Term Securities XXIV, Ltd., 10.000% 3/22/37; Preferred Term Securities XXV, Ltd., 10.000% 6/22/37; Pyxis Master Trust 2006-7, 10.320% 10/1/37; and Pyxis Master Trust, 10.320% 10/1/2037.

309.   RMH's Form N-Q dated August 29, 2007 also falsely represented that the following securities were *preferred stock* when, in fact, they were *ABS*: Baker Street Funding; Baker Street Funding 2006-1; Centurion VII; Credit Genesis CLO 2005; Harborview 2006-8; Marquette Park CLO Ltd.; Mountain View Funding; and Webster CDO 2006-1 PS.

D.   RSF's Form N-Q Quarterly Reports of Portfolio Holdings

310.   RSF's Form N-Q dated February 28, 2007 was materially false and misleading because it represented that that the following securities were *corporate bonds* when, in fact, they

were **ABS**: Antares Funding LP, 13.413% 12/14/11; Eirles Two Ltd. 262, 10.860% 8/3/21; and Preferred Term Securities II, Ltd., 10.000% 5/22/33.

311.   RSF's Form N-Q dated February 28, 2007 also falsely represented that the following securities were **preferred stocks** when, in fact, they were **ABS**: Baker Street Funding; Baker Street Funding 2006-1; Credit Genesis CLO 2005; Harborview 2006-8; Hewett Island II; Indymac Indx CI-1 Corp.; Mountain View Funding; and Webster CDO 2006-1 PS.

312.   RSF's Form N-Q dated August 29, 2007 was materially false and misleading because it represented that that the following securities were **corporate bonds** when, in fact, they were **ABS**: Antares Funding LP 13.413% 12/14/11; Canal Pointe II LLC 5.340% 6/25/14; Preferred Term Securities II, Ltd. 10.000% 5/22/33; Preferred Term Securities XVIII, Ltd., 10.000% 9/23/35; Preferred Term Securities XXI, Ltd., 10.000% 3/22/38; Preferred Term Securities XXII, Ltd., 15.000% 9/22/36; Preferred Term Securities XXIII, Ltd., 15.000% 12/22/36; Preferred Term Securities XXIV, Ltd., 10.000% 3/22/37; Preferred Term Securities XXV, Ltd., 10.000% 6/22/37; Pyxis Master Trust 2006-7, 10.320% 10/1/37; Pyxis Master Trust, 10.320% 10/1/2037; and Regional Diversified Funding, 10.000% 1/25/36.

E.   RMA's Form N-Q Quarterly Reports of Portfolio Holdings

313.   RMA's Form N-Q dated December 31, 2006 was materially false and misleading because it reported inflated NAVs as described herein.

314.   Further, RMA's Form N-Q dated December 31, 2006 falsely represented that that the following securities were **corporate bonds** when, in fact, they were **ABS**: Eirles Two Ltd. 262, 10.860% 8/3/21; Preferred Term Securities II, Ltd., 10.000% 5/22/33; Preferred Term Securities XXI, Ltd., 10.000% 3/22/38; and Preferred Term Securities XXIV, Ltd., 10.000% 3/22/37.

315.   RMA's Form N-Q dated December 31, 2006 also falsely represented that that the

following securities were *preferred stocks* when, in fact, they were *ABS*: Baker Street Funding; Credit Genesis CLO 2005; Harborview 2006-8; Hewett's Island II; Mountain View Funding; Webster CDO 2006-1 PS; and Indymac Indx CI-1 Corp.

316. RMA's Form N-Q dated June 30, 2007 was materially false and misleading because it represented that that the following securities were *corporate bonds* when, in fact, they were *ABS*: Antares Funding LP, 13.413% 12/14/11; Preferred Term Securities II, Ltd., 10.000% 5/22/33; Preferred Term Securities XVIII, Ltd., 10.000% 9/23/35; Preferred Term Securities XXI, Ltd., 10.000% 3/22/38; Preferred Term Securities XXII, Ltd., 15.000% 9/22/36; Preferred Term Securities XXIII, Ltd., 15.000% 12/22/36; Preferred Term Securities XXIV, Ltd., 10.000%

317. 3/22/37; Pyxis Master Trust 2006-7, 10.320% 10/1/37; and Regional Diversified Funding, 10.000% 1/25/36.

318. RMA's Form N-Q dated June 30, 2007 also falsely represented that that the following securities were *preferred stocks* when, in fact, they were *ABS*: Baker Street Funding; Baker Street Funding 2006-1; Centurion VII; Credit Genesis CLO 2005; Harborview 2006-8; Hewett's Island II; Marquette Park CLO Ltd.; Mountain View Funding; Webster CDO 2006-1 PS; and Indymac Indx CI-1 Corp.

319. RMA's Form N-Q dated December 31, 2007 was materially false and misleading because it represented that the following securities were *corporate bonds* when, in fact, they were *ABS*: Preferred Term Securities II, Ltd., 10.000% 5/22/33; and Preferred Term Securities XVIII, Ltd., 10.000% 9/23/35.

320. RMA's Form N-Q dated December 31, 2007 also falsely represented that the following securities were *preferred stocks* when, in fact, they were *ABS*: Credit Genesis CLO 2005, Harborview 2006-8; Webster CDO 2006-1 PS; and Indymac Indx CI-1 Corp.

F.   RHY's Form N-Q Quarterly Reports of Portfolio Holdings

321.   RHY's Form N-Qs dated August 29, 2006, February 28, 2007, and August 29, 2007

were materially false and misleading because they inflated the Funds' NAVs as described herein.

RHY's Form N-Q dated February 28, 2007 was materially false and misleading because it

represented that that the following securities were *corporate bonds* when, in fact, they were *ABS*:

MM Community Funding II Ltd., Zero Coupon Bond 12/15/31; Preferred Term   Securities XXI,

Ltd., 10.000% 3/22/38; and Preferred Term Securities XXIV, Ltd. 10.000% 3/22/37.

322.   RHY's Form N-Q dated February 28, 2007 also falsely represented that the following

securities were *preferred stocks* when, in fact, they were *ABS*: Baker Street Funding; Baker Street

Funding 2006-1; Centurion VII; Credit Genesis CLO 2005; Harborview 2006-8; Indymac Indx CI-1

Corp.; Marquette Park CLO Ltd.; Mountain View Funding; and Webster CDO 2006-1 PS.

323.   RHY's Form N-Q dated August 29, 2007 was materially false and misleading

because it represented that that the following securities were *corporate bonds* when, in fact, they

were *ABS*: Antares Funding LP, 13.413% 12/14/11; MM Community Funding II Ltd., Zero Coupon

Bond 12/15/31; Preferred Term Securities XVIII, Ltd., 10.000% 9/23/35; Preferred Term Securities

XXI, Ltd., 10.000% 3/22/38; Preferred Term Securities XXII, Ltd., 15.000% 9/22/36; Preferred

Term Securities XXIII, Ltd.,15.000% 12/22/36; Preferred Term Securities XXIV, Ltd., 10.000%

3/22/37; Preferred Term Securities XXV, Ltd., 10.000% 6/22/37; Pyxis Master Trust 2006-7,

10.320% 10/1/37; Pyxis Master Trust, 10.320% 10/1/2037; and Steers Delaware Business Trust

2007-A, 7.599% 6/20/18.

324.   RHY's Form N-Q dated August 29, 2007 also represented that the following

securities were *preferred stocks* when, in fact, they were *ABS*: Baker Street Funding; Baker Street

Funding 2006-1; Centurion VII; Credit Genesis CLO 2005; Harborview 2006-8; Indymac Indx CI-1

Corp.; Marquette Park CLO Ltd.; Mountain View Funding; and Webster CDO 2006-1PS.

G.   RHY's Offering Materials

325.   RMK Multi-Sector filed with the SEC a Registration Statement on Form N-2 dated

November 15, 2005; a related Form 8-A12B dated January 9, 2006; a Pre-Effective Amendment No.

1 to the Registration Statement on Form N-2/A dated January 9, 2006; a Pre- Effective Amendment

No. 2 to the Registration Statement on Form N-2/A dated January 18, 2009; and a Prospectus and

SAI on Form 497 dated January 19, 2006 (collectively, the "RHY Offering Materials").

326.   The RHY Offering Materials stated: Investment Philosophy and Process

> The [Investment] Adviser's "bottom-up" strategy focuses on
> identifying special or unusual opportunities where the Adviser
> decides that the market perception of, or demand for, a credit
> or structure has created an undervalued situation. ***The
> analytical process concentrates on credit research, debt
> instrument structure and covenant protection.*** Generally,
> when investing in below investment grade debt securities, the
> Adviser will seek to identify issuers and industries that it
> believes are likely to experience stable or improving
> conditions. Specific factors considered in the research process
> may include general industry trends, ***cash flow generation
> capacity, asset valuation, other debt maturities, capital
> availability, collateral value and priority of payments.***

327.   The RHY Offering Materials also represented that RHY would be subject to the

following fundamental investment limitations. RHY could not:

> (1) issue senior securities, except as permitted by the ICA; (2)
> borrow money in excess of 33 1/3% of its total assets
> (including the amount borrowed) minus liabilities (other than
> the amount borrowed), except that the Funds may borrow up
> to an additional
> 5% of their total assets for emergency or temporary purposes; (3)
> lend any security or make any other loan if, as a result, more than
> 33 1/3% of total assets would be lent to other parties, except
> this limitation does not apply to purchases of debt securities or

to repurchase agreements; (4) underwrite securities issued by others, except to the extent that the Funds may be considered an underwriter within the meaning of the [Securities Act], in the disposition of restricted securities; *(5) purchase the securities of any issuer* (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) *if, as a result, 25% or more of the Fund's total assets would be invested in the securities of companies the principal business activities of which are in the same industry*; (6) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments, except that the Fund may invest in securities or other instruments backed by real estate or securities of companies engaged in the real estate business; (7) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments, except that the Fund may purchase or sell options and futures contracts or invest in securities or other instruments backed by physical commodities; and (8) with respect to 75% of the Fund's total assets, purchase the securities of any issuer if, as a result, (i) more than 5% of the Fund's total assets would be invested in the securities of that issuer or (ii) the Fund would hold more than 10% of the outstanding voting securities of that issuer.

328.   Most of the securities purchased by RMK Multi-Sector were complex ABS that require sophisticated modeling to understand and value. If MAM had performed the rigorous analysis described in the "Investment Philosophy and Process" above (and in each of the Funds' Offering Materials), the highly concentrated credit risk collected in the Funds' portfolios would not have been concealed from investors. To wit, even though the Prospectus portion of the RHY Offering Materials contains 26 categories of risk descriptions, it does not at all mention the highly concentrated credit risk RHY was taking on through its purchase of low-priority tranches in ABS. Although the RMK Multi-Sector SAI does explicitly mention tranching in one paragraph—and alludes to it in a second—neither reference to tranching adequately informs investors that RMK Multi-Sector would be concentrated in the lowest priority, highly leveraged tranches of ABS backed by subprime assets with significant credit risk, and that, as a result, investors would be exposed to

extraordinary credit risk.

329.   Instead, the RHY Offering Materials described very generally the risks of investing in ABS, as if investors were exposed to the average interest rate risk, prepayment risk, and credit risk of the underlying assets. However, many of the investments selected by RHY exposed investors to the credit risk equivalent to an investment in the underlying portfolio of assets *leveraged ten to one*. While the RHY Offering Materials' discussion of "Leverage Risk" reflects a limit of 1.33-to-1 on portfolio leverage, RMK Multi-Sector's use of low-priority tranches in ABS exposed it to dramatically greater leverage risk than was permitted.

330.   In sum, the RHY Offering Materials contained untrue statements of material fact, including the financial statements of RMK Multi-Sector, because they: (1) touted the *diversification* of RMK Multi-Sector's portfolio; (2) failed to disclose that the Benchmark Index was not an appropriate comparator for RMK Multi-Sector rendering comparisons meaningless; (3) failed to disclose that the Defendants intended to ignore the 25% "same industry" fundamental investment limitation; (4) failed to disclose the extent to which RMK Multi-Sector would invest in low-priority ABS and the likelihood and magnitude of the risks associated therewith; and (5) failed to disclose the extent to which the RMK Multi-Sector intended to use fraudulent fair value accounting to price portfolio securities.

331.   If Plaintiffs were made properly aware of the material risk of Ratings Triggers in the Funds' Offering Materials they would have never purchased shares in the RMK Funds.

RMK MULTI-SECTOR
HIGH INCOME FUND, INC.

PORTFOLIO OF INVESTMENTS

MARCH 31, 2008

Principal Amount/ Notional Amount/ Shares	Description	Value ‡
	Asset-Backed Securities–Below Investment Grade or Unrated* (continued)	
	Collateralized Debt Obligations ("CDO") (continued)	
3,000,000	Aardvark Asset-Backed Securities CDO 2007-1A, 7/6/47 in default #~	$ 300
4,000,000	Acacia CDO, Ltd. 10A, 4.570% 9/7/46 (Acquired 8/3/06, Cost $1,914,575) †#	160,000
6,000,000	Aladdin CDO I Ltd. 2006-3A, 7.542% 10/31/13 (Acquired 8/7/06–7/2/07, Cost $3,470,236) †#	615,000
365,000	Attentus CDO Ltd. 2006-2A E2, 10/9/41 #~	5,475
2,000,000	Attentus CDO Ltd. 2006-2A F1, 10/9/41 (Acquired 10/12/06, Cost $1,952,100) †#~	15,000
910,000	Attentus CDO Ltd. 2006-2A F2, 10/9/41 #~	6,825
4,000,000	Attentus CDO Ltd. 2007-3A F2, 10/11/42 (Acquired 11/8/07, Cost $3,846,202) †#~	10,000
3,115,979	Broderick CDO Ltd. 2007-3A D, 6.808% 12/6/50 (Acquired 3/8/07, Cost $3,057,906) †#	312
1,000,000	Cairn Mezzanine Asset-Backed CDO PLC 2007-3A, 3.688% 8/13/47 #	100
5,000,000	Dillon Read CDO Ltd. 2006-1A, 13.000% 12/5/46 (Acquired 11/2/06, Cost $4,392,828) †#	1,287,500
2,500,000	Duane Park, 11.000% 6/27/16 (Acquired 12/20/07, Cost $1,001,350) †#	468,750
2,000,000	Gulf Stream Atlantic CDO Ltd. 2007-1A, 7/13/47 (Acquired 2/28/07, Cost $1,688,637) †#~	200
2,897,636	IMAC CDO Ltd. 2007-2A E, 10/20/50 (Acquired 5/4/07, Cost $2,772,069) †#~	290
3,000,000	Preferred Term Securities II, Ltd., 10.000% 5/22/33 (Acquired 8/22/07, Cost $1,978,762) †#	952,500
1,000	Ischus CDO III, 7/3/46 (Acquired 6/22/07, Cost $610,000) †#	9,000
2,000,000	IXIS ABS 1 Ltd., 12/12/46 (Acquired 11/15/06, Cost $1,575,120) †#~	40,000
15,000,000	Kenmore Street Synthetic CDO 2006-1A, 7.542% 4/30/14 (Acquired 8/25/06–12/29/06, Cost $8,524,153) †#	1,762,500
2,000,774	Knollwood CDO Ltd. 2006-2A E, 10.377% 7/13/46 (Acquired 8/24/06, Cost $2,000,774) †#	200
3,000,000	Knollwood CDO Ltd. 2006-2A SN, 7/13/46 #~	300
6,000,000	Kodiak CDO 2006-1A, 8/7/37 (Acquired 9/29/06, Cost $5,429,282) †#~	15,000
3,133,608	Kodiak CDO 2006-1A G, 6.662% 8/7/37 (Acquired 12/12/06–2/8/07, Cost $3,051,911) †#	7,834
3,933,458	Lancer Funding Ltd. 2007-2A A3, 7/15/47 in default (Acquired 5/24/07, Cost $3,593,214) †#~	393

I.   Multiple 2010 and 2011 Law Enforcement Agency Findings of Facts that Defendants Committed Fraud Involving the Funds Sold to Plaintiffs

332.   State and federal law enforcement agencies have rendered multiple findings of fact related to fraud and other misconduct committed by Morgan Keegan in its marketing and sales of the Funds sold to the Plaintiffs. The first of several Findings of Fact was rendered on April 7, 2010 by the Multi-State Task Force which Morgan Keegan appealed but then dismissed its appeal on June 21, 2011. Federal courts hold that dismissal of an appeal leaves an earlier finding of fact intact. *Microsoft Corp. v. Bristol Technology Inc.,* 250 F.3d 152 (2nd Cir., 2000)(mere settlement is not sufficient to justify rescission of a judgment).

333.   Subsequent administrative findings of fact that Morgan Keegan committed misconduct have been rendered separately by the SEC, FINRA, and law enforcement agencies in

Tennessee, Kentucky, South Carolina, and Mississippi.[35]

334.   Federal courts hold that these investigative findings of fact are admissible. *Option Resource Group v. Chambers Development Co.*, 967 F. Supp. 846 (W.D. Pa., 1996)(SEC findings of fact in a consent order is admissible evidence). Not only are the agency factual findings admissible, but they are entitled to "considerable deference" on the issues to which they relate. *D'Olive Bay Rest. v. U.S. Army Corps of Eng.*, 513 F.Supp.2d 1261 (S.D. Ala., 2007)

335.   In multiple consent orders with law enforcement, Morgan Keegan agreed "not to make or permit to be made any public statement denying, directly or indirectly, any finding in this Consent Order or creating the impression that this Consent Order is without factual basis.[36]

336.   On April 7, 2010 a Multi-State Task Force consisting of securities regulators in thirteen states, including Kentucky, Mississippi, Alabama and South Carolina, issued a Finding of Fact as a part of a Joint Notice to Revoke Registration and Impose Administrative Penalty which found that Respondent committed fraudulent and improper sales practices related to the Funds sold to Plaintiffs. The action sought to put Morgan Keegan out of business and effectively bar key Morgan Keegan employees from the securities business for life.

337.   Based on complaints regarding the huge RMK fund losses, thirteen (13) state securities regulators formed a task force to investigate the management, sales practices, and supervisory/compliance procedures related to the Funds. The task force coordinated and conducted investigations into Respondents' management, marketing, sales, and supervision of the Funds. The state regulators conducted nine (9) on-site branch exams in seven (7) states, interviewed

---

[35] *SEC v. Morgan Keegan*, June 21, 2011; *FINRA v. Morgan Keegan*, June 21, 2011; *Tennessee v. Morgan Keegan*, June 21, 2011; *South Carolina v. Morgan Keegan*, June 21, 2011; *Mississippi v. Morgan Keegan*, June 21, 2011; *Kentucky v. Morgan Keegan*, June 21, 2011.

[36] *Alabama v. Morgan Keegan Consent Order*, June 21, 2011, p. 39.

approximately eighty (80) present and former sales representatives, managers, and officers,

interviewed customers, and reviewed thousands of e-mail communications, reports, and other

records provided by Respondents. (NOTE: A PDF copy of the Complaint along with hyperlinks to

all Exhibits is available at the Alabama Securities Commission web site

http://www.asc.state.al.us/Orders/2010/SC-2010-0016/MK%20Notice%20of%20Intent.pdf).

Plaintiffs allege and incorporate each and every allegation, finding of fact, and exhibit referenced in

the Multi-State Task Force Joint Notice to Revoke Registration and Impose Administrative Penalty

as if set forth herein.[37]

     338.   The Multi-State Task Force finding of fact and exhibits provides evidence of

---

[37] Rule 803(8)(C) provides that factual findings of a government agency's duly-authorized investigation. are admissible evidence:

Records, reports, statements, or data compilations, in any form, of public offices or agencies, setting forth ... factual findings resulting from an investigation made pursuant to authority granted by law, unless the sources of information or other circumstances indicate lack of trustworthiness.

Fed.R.Evid. 803(8)(C). Opinions and conclusions of the agency on matters of fact that flow from the investigative findings may also be admissible. Beech Aircraft Corp. v. Rainey, 488 U.S. 153, 170, 109 S.Ct. 439, 102 L.Ed.2d 445 (1988); Complaint of Nautilus Motor Tanker Co., Ltd., 85 F.3d 105, 112-13 (3rd Cir.1996) (admitting conclusions and recommendations in a Coast Guard Report, under 803(8)(C)). Conclusions of law are likely inadmissible. See Hines v. Brandon Steel Decks, Inc., 886 F.2d 299, 302 (11th Cir.1989). If the circumstances indicate that the government agency has functioned within its authorization and in a trustworthy and reliable manner, the law " assumes admissibility ... but with ample provision for escape if sufficient negative factors are present." Fed.R.Evid. 803(8) advisory committee's note; Bridgeway Corp. v. Citibank, 201 F.3d 134, 142 (2d Cir.2000) (describing Rule's underlying " ' assumption that public officers will perform their duties, that they lack motive to falsify, and that public inspection to which many such records are subject will disclose inaccuracies' " (quoting 31 Michael H. Graham, Federal Practice and Procedure § 6759 at 663-64 (Interim ed.1992))). Arbitration panel considering securities fraud claims against clearing securities broker, accused of having aided and abetted fraud of introducing broker to detriment of its customers, could consider as evidence Order Instituting Proceedings (OIP) issued by Securities and Exchange Commission (SEC) in connection with its investigation into matter; panel had carefully explained that admission was for purpose of considering findings of fact, as part of general evidence, and that no claim or issue preclusive value was being given to OIP. Fed. Rules Evid. Rule 803(8)(C), 28 U.S.C.A. McDaniel v. Bear Stearns & Co., Inc., 196 F.2d 343 (S.D.N.Y. 2002)(Respondent not prejudiced as it was given opportunity to rebut allegations in SEC Order).

Defendants' wrongful conduct which is alleged herein and proximately resulted in damage to

Plaintiffs.

339.   The Multi-State Task Force finding of fact and exhibits provides evidence of the

Defendants' wrongful conduct which is alleged herein and proximately resulted in damage to

Plaintiffs.

340.   Specifically, the Multi-State Task Force made the following Findings of Fact as to

Morgan Asset Management's fraudulent actions:

> 1. The Alabama Securities Commission, Kentucky Department of Financial
> Institutions, Mississippi Secretary of State's Office, and the South Carolina
> Office of the Attorney General find that Respondent Morgan Asset
> Management, Inc. **engaged in fraudulent, dishonest, or unethical business
> practices** in the securities business under <u>Code of Alabama 1975</u>, § 8-6-17,
> KRS 292.320, Mississippi Securities Act §75-71-501, and S.C. Code Ann.
> §35-1-501, and that the conduct constitutes grounds to revoke the their
> registration under <u>Code of Alabama 1975</u>, § 8-6-3(j)(7), KRS 292.330(13)(a),
> **Mississippi Securities Act §75-71-321**, and S.C. Code Ann. §35-1-
> 412(d)(13). Such conduct is evidenced by:
>
> a. Making material omissions and misrepresentations in regulatory filings;
>
> b. Making material omissions and misrepresentations in marketing materials;
>
> c. Withholding information from and misrepresenting information concerning
> the Funds to the MKC sales force; and
>
> d. Obstructing the due diligence process.
>
> 2. The Alabama Securities Commission, Kentucky Department of Financial
> Institutions, Mississippi Secretary of State's Office, and the South Carolina
> Office of the Attorney General find that Respondent Morgan Asset
> Management, Inc. **failed to establish and implement
> supervisory/compliance procedures** necessary to prevent and detect
> violations of the states' securities acts, and that the conduct constitutes
> grounds to revoke the their registration under <u>Code of Alabama 1975</u>, § 8-6-
> 3(j)(10), KRS 292.330(13)(a), **Mississippi Securities Act §75-71-321**, and
> S.C. Code Ann. §35-1-412(d)(9). Such conduct is evidenced by:

a. Abdicating supervisory responsibility of Kelsoe;

b. Failing to adequately review correspondence;

c. Failing to adequately review marketing materials; and

d. Failing to perform adequate due diligence.

3. The Alabama Securities Commission, Kentucky Department of Financial Institutions, Mississippi Secretary of State's Office, and the South Carolina Office of the Attorney General find that the actions and conduct of Respondent Morgan Asset Management, Inc. named in this action **constituted a practice or course of business which operated as a fraud or deceit upon investors** in violation of Code of Alabama 1975, § 8-6-17, KRS 292.320(1), **Mississippi Securities Act §75-71-501**, and S.C. Code Ann. §35-1-501.

341.   Specifically, the Multi-State Task Force made the following Findings of Fact as to

James Kelsoe's fraudulent actions:

1. The Alabama Securities Commission, Kentucky Department of Financial Institutions, and the South Carolina Office of the Attorney General further find that Respondents Kelsoe … **engaged in fraudulent, dishonest, or unethical business practices** in the securities business under Code of Alabama 1975, § 8-6-17, KRS 292.320, and S.C. Code Ann. §35-1-501 and that the conduct constitutes grounds to bar said individuals from the securities industry in the states of Alabama, Kentucky, and South Carolina under Code of Alabama 1975, § 8-6-3(j)(7), KRS 292.330(13)(a), and S.C. Code Ann. §35-1-412(d)(13).

a. James C. Kelsoe, Jr.

(1). Made or caused to be made material omissions and misrepresentations in regulatory filings and marketing materials;

(2). Made or caused to be made misrepresentations regarding the condition of the Funds during their collapse; and

(3). Obstructed the due diligence process.

J. SEC Makes Findings of Fact that Defendants Committed Fraud and other Securities Law Violations Arising from the RMK Funds Sold to Plaintiffs

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342.   On June 21, 2011, the Securities and Exchange Commission made findings of fact

that the Defendants engaged in a fraudulent scheme, and were committing fraud, material

misrepresentations and omissions, falsification of reports, and other securities law violations arising

from marketing and sale of the exact funds which were sold to the Plaintiffs.

> 27. … Similarly, the failure to disclose to the Funds' boards that Morgan Asset and Morgan Keegan were not complying with stated valuation procedures constitutes fraud."
>
> Respondents Morgan Asset and Kelsoe willfully violated, and Respondent Morgan Keegan willfully aided, abetted, and caused violations of, Section 34(b) of the Investment Company Act [making false statements of material fact to investors.]"
>
> In each of the Funds' annual and semi-annual reports filed with the Commission on Forms N-CSR during the relevant period (including, among others, the Annual Report for the Morgan Keegan Select Fund, Inc. for the year-ended June 30, 2007 filed with the Commission on October 4, 2007), Kelsoe included a signed letter to investors reporting on the Funds' performance "based on net asset value."
>
> In fact, the performance reported was materially misstated. Untrue statements of material fact concerning the Funds' performance were made in the Funds' annual and semi-annual reports filed with the Commission on Forms N-CSR.
>
> In addition, the prospectuses incorrectly described Morgan Asset as responsible for fair valuation of the Funds' portfolios [which was actually a duty of Morgan Keegan]."

SEC Consent Order, para. 26.

VII.   INVESTORS BEGIN TO LEARN THE TRUTH ABOUT THE FUNDS, CAUSING THEIR SHARES TO PLUMMET IN VALUE

343.   Investors in mutual funds like the RMK Closed-End Funds are appropriately

concerned about the expertise, professionalism, trust, and integrity of the fund's portfolio managers

and advisors. On February 4, 2004, before the Funds were formed but after other mutual funds in

the Complex had been offered, AdvisorOne published a report called "*And the Winners Are. . .*," in

which there was a chapter called "**Buy the Manager**." There, Jim Lowell, editor of the *Fidelity*

Investor and *ETF Trader* newsletters, espoused that investors would do better "*if they buy the manager and not the fund.*"

344.   On July 1, 2004, three weeks after RMH's IPO, Mainstay Capital Management LLC, published a similar report called "Buy the Manager, Not the Fund." The report noted what Lowell had recommended months earlier, *i.e.*, that the key element of any fund is its manager, not its historical performance. The report concluded in relevant part:

> Countless financial publications offer rankings of mutual funds, almost always based on historical performance. ***The problem is that these rankings focus on the performance of the fund rather than the portfolio manager running it. . . . The person running the fund is a particularly important factor . . . where fund managers are given a great deal of flexibility in picking stocks for their funds***.

345.   On August 3, 2005, *MarketWatch* published an article called "Buy the manager: Investment newsletter editor recommends funds, ETFs," in which Jim Lowell further noted "that the key element in any fund is its manager." Lowell was quoted as saying that investors considering actively managed mutual funds (like the funds in the Complex) should "***buy the manager, not the fund***." In this way, Lowell said "investors are less likely to be caught up with past performance and instead can put their money with someone they think can beat a benchmark index."

346.   Simply put, when Plaintiffs invested in the Funds, they did so based on representations as to the expertise, professionalism, trust and integrity of the Funds' managers and advisors in general, and Kelsoe in particular. An investment in the Funds was an investment in Kelsoe and the RMK brand name because of this "buy the manager" philosophy.

347.   Accordingly, the Funds' share prices were driven by information about the Funds' managers as well as information concerning their portfolio of investments. Moreover, because the managers and investment objectives of the all funds in the Complex were identical, and because

there was a high correlation of investments in all funds in the Complex, news and other public

information that ostensibly related to only one fund in the Complex also affected the share prices of

other funds in the Complex. Negative disclosures about Kelsoe or any fund in the Complex,

therefore, had a negative impact on the share prices of the Funds at issue here.

348.   Specifically, information disclosed for the first time in the following news articles

and corrective disclosures caused the Plaintiffs to suffer huge losses—losses that were larger than

any losses Plaintiffs would have sustained as a result of ordinary market forces.

349.   On July 20, 2007, *The International Herald Tribune* and *Fund Marketplace by*

Bloomberg published an article entitled "Loan Defaults Hit Kelsoe Hard." The article disclosed the

following in relevant part:

> ***Jim Kelsoe***, *a top-ranked junk bond fund manager since*
> *2000, dropped to last place this year because of losses tied to*
> *mortgages for people with poor credit*.
>
> The $1.1 billion Regions Morgan Keegan Select High Income
> Fund run by Kelsoe fell 4.2 percent from the beginning of
> 2007 as defaults on subprime home loans reached a five-year
> high. The mutual fund had 15 percent of its assets in the
> subprime market and at least the same amount in other
> mortgage debt in May.
>
> The fund got a lift from the holdings for seven years and now
> "it's very easy to be critical" of the investment decision,
> Kelsoe said in an interview from his office at Morgan Asset
> Management in Memphis, Tennessee. The fund had *as much*
> *as 25 percent of assets in subprime-related securities in 2005*.
>
> *Kelsoe's fund ranks last of 93 high-yield rivals and it was*
> *the eighth-worst performer this year of more than 550*
> *U.S.-based bond funds tracked by Bloomberg . . . .*
>
> *The $1 billion Regions Morgan Keegan Select Intermediate*
> *Bond Fund, which Kelsoe manages, also is the worst in its*
> *class, down 2.1 percent this year including reinvested*
> *dividends.*

> *"A lot of mutual funds didn't own much of this stuff,"*
> *said Lawrence Jones, an industry analyst at the research*
> *firm Morningstar, referring to the subprime market. The*
> *Morgan Keegan fund "is the one real big exception."*
>
> Kelsoe said that, *like fund managers drawn in by Internet*
> *stocks at the start of the decade, an "intoxication" with high-*
> *yield subprime investments kept him from pulling out*
> *completely. . . .*
>
> *Morningstar cut its rating on Kelsoe's high income fund*
> *this month to three stars from four stars, citing above-*
> *average risk and underperformance. The highest grade is*
> *five. The fund has a one-year Sharpe ratio of minus 0.9,*
> *compared with 1.86 for its peers. A higher ratio means*
> *better risk-adjusted returns.*
>
> *The average high-yield fund has gained 2.9 percent this*
> *year, according to Morningstar. The top-performing $4.1*
> *billion Pioneer High Yield Fund, run by Andrew Feltus of*
> *Pioneer Investment Management of Boston, has gained 9*
> *percent.*
>
> *Kelsoe, who has worked at Morgan Keegan for the past 16*
> *years, favors bonds backed by assets like aircraft leases and*
> *mortgage loans, as well as collateralized debt obligations, or*
> *CDOs, instead of corporate bonds, which made up only 21*
> *percent of the fund in March. The $9.5 billion Vanguard*
> *High-Yield Corporate Fund, by contrast, had 92 percent of its*
> *assets in corporate bonds last month.*

350.   This July 20, 2007 article disclosed to investors that Kelsoe's funds were not like

other high yield bond funds—they were a "big exception" and "worst in [their] class." The prices of

the Funds' shares declined during the next two trading days as a result of this disclosure.

Specifically, RMH declined by approximately 3.8%, from a close of $61.10 on (Friday) July 20,

2007 to $59.10 on (Tuesday) July 24, 2007. RSF declined by approximately 3.8%, from $59.35 to

$57.10. RMA declined by approximately 3.5%, from $60.90 to $58.75. RHY declined by

approximately 4.86%, from $63.59 to $60.50. These losses, which were caused by the foregoing

partial corrective disclosures, were dramatically larger than any losses Plaintiffs would have sustained as a result of ordinary market forces.

351.   On Saturday, August 11, 2007, an article appeared in *The Commercial Appeal* written

by David Flaum called "Mortgage woes trickle down—Mutual fund, heavily invested in subprimes,

takes a beating," in which the following was disclosed in relevant part:

> Live by the subprime mortgage and you just might die by it.
>
> That's what managers of and investors in Regions Morgan Keegan [funds] are discovering.
>
> . . . . "It's an ***absolutely horrendous [performance] as high-yields go***," said Lawrence Jones, analyst with Morningstar Inc., a Chicago based investment research firm focusing on mutual funds.
>
> . . . . In the mortgage market, the securities are divided up in pieces called tranches. If you own a top ranked piece, your payments are nearly assured, Healy said. ***If your tranche has low priority, you may not get paid, and that may be the situation the Morgan Keegan fund faces in some cases, he said.***
>
> . . . . *** 'Jim Kelsoe runs the fund[s] in a manner that is very, very different than his high-yield bond fund peers,' *** Jones said.
>
> ***Most such funds are big owners of corporate debt, but . . . Kelsoe invested in securities backed by assets, such as mortgages*** . . . .

352.   Then, on August 14, 2007, the Funds issued Form 8-K reports disclosing that they

needed to retain an independent valuation consultant in order to properly value their portfolio

securities:

> ***An independent valuation consultant has been retained to assist in determining the fair value of certain portfolio securities of [the Funds].*** Recent instability in the markets for fixed income securities, particularly mortgage-backed and asset backed securities, has made it more difficult to obtain realistic values for some of the Fund[s'] portfolio securities. In the absence of reliable market quotations, portfolio securities are valued by the

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Fund[s'] investment adviser at their "fair value" under procedures established and monitored by the Fund[s'] Board of Directors. The "fair value" of securities may be difficult to determine and thus judgment plays a greater role in this valuation process. Fair valuation procedures have been used to value a substantial portion of the assets of the Fund[s] with input from the valuation consultant and these valuations are reflected in the daily net asset value of the Fund[s'] shares.

353.   This August 14, 2007 disclosure informed investors that the Funds' internal accounting and valuation processes were inadequate. The prices of the Funds' shares declined significantly as a result of this disclosure. Specifically, RMH declined by approximately 14.07% on August 14, 2007, from $40.50 to $34.80. RSF declined by approximately 16.97%, from $38.90 to $32.30. RMA declined by approximately 15.34%, from $40.75 to $34.50. RHY declined by approximately 17.56%, from $42.15 to $34.75. These losses, which were caused by the August 11 and 14, 2007 partial corrective disclosures, were dramatically larger than any losses Plaintiffs would have sustained as a result of ordinary market forces.

354.   On August 16, 2007, *The Commercial Appeal* published an article called "Funds Reeling From Subprime Fallout—As Prices Take Hit, Firms Study Value Of Mutuals," which disclosed the following in relevant part:

> **Shares of four Regions Morgan Keegan closed-end mutual funds have tumbled in price in recent days victimized by the same type of investments that hurt their open end cousins— subprime mortgages.**
>
> **The Memphis-based group's three-year-old Multi-Sector High Income, Strategic Income, Advantage Income and High Income funds share prices dropped from 53 to 57 percent since June 7,** . .. . The fund portfolios are heavy with investments in securities backed by subprime mortgages - loans made to people with less than the best credit records - and bonds used to finance corporate buyouts. . . .
>
> **They've hired an independent valuation consultant to help figure out the fair value, particularly of mortgage-backed and**

-132-

> *asset- backed securities, filing for each of the four funds said.*
>
> *While the value of the investments has fallen, that's not the only factor that affected share prices.*
>
> *"Those funds, at their high points before all this credit crisis started happening, were trading at a premium (more than the net asset value), which is a very unusual situation for a closed-end fund," Ridley said.*
>
> *Not only has the premium disappeared, but also the funds now trade at less than the net asset value.*

355.   That same day, on August 16, 2007, *The Birmingham News* published an article

called "Three managed funds down sharply after turmoil in markets," in which the following was

reported in relevant part:

> *Shares of three mutual funds operated by Regions Financial Corp.'s brokerage unit have fallen sharply this year after a breakdown in the market for hard-to-value debt-backed securities.*
>
> The funds operated by Morgan Keegan Asset Management have slumped by as much as 55 percent, and declined early in the week as financial institutions worldwide faced credit concerns.
>
> Funds with debt-backed securities such as collateralized mortgage obligations have had trouble finding buyers for assets they want to sell, and have even had difficulty determining the value of their holdings.
>
> That's because the appetite for such instruments has dried up as investors worry about the creditworthiness of the underlying assets. Many of those securities are backed by mortgages sold to
> people with poor credit, who are now defaulting on their payments and imperiling cash flows linked to them.
>
> Morgan Keegan said in a Securities and Exchange Commission filing this week that "recent instability" in credit securities such as collateralized debt obligations motivated the company to hire a consultant and re-value fund assets.

> *The funds fell sharply early this week. . . .*
>
> Wednesday, Reuters cited an industry analyst who said one of the income funds earlier this year had 15 percent of its assets in subprime mortgage securities. Income funds are preferred by many retirees and other risk averse investors because they are supposed to generate steady cash flow from bond coupon payments or preferred shares, as opposed to seeking capital gains from growth stocks. . . .
>
> *Wednesday, The Wall Street Journal's Heard on The Street column reported one Morgan Keegan fund paid $13.5 million in*
> *2005 to invest in a mortgage trust. That investment was written down to $5.9 million this year, the newspaper said, citing a fund report to regulators.*
>
> The three funds are managed by Morgan Keegan's Jim Kelsoe, who oversees $3 billion of assets for the Memphis-based investment firm.

356.   On August 17, 2007, *The Commercial Appeal* published a letter entitled "Portfolio

Manager Should Face The Fire." The letter observed, in part, as follows:

> [I]t is bad enough that the open-end and closed-end Regions Morgan Keegan high yield mutual funds managed by *James Kelsoe have seemingly permanent losses from the concentration, perhaps over-concentration if one reads the prospectuses, in investments related to subprime mortgages.* This negative performance was characterized by Morningstar Inc. as "absolutely horrendous as high yields go."
>
> *More horrendous is the fact that the well-compensated portfolio manager is hiding under his desk, or more aptly, behind the skirts of a spokeswoman, refusing to comment. While his strategy may have been temporarily effective, it has turned out to be short-sighted and devastating for his stockholders.*

357.   On October 6, 2007, *The Commercial Appeal* published an article entitled "Morgan

Keegan finally files annual report" in which the following was reported: Regions Morgan Keegan

Select High Yield Fund,

> *beset by problems with its subprime mortgage investments*,
> has filed its delayed annual report, along with two other
> bond funds in its group.
>
> *The report was delayed about a month because of problems
> setting values for some investments, managers said in
> August. Morgan Asset Management, which manages the
> fund, hired an independent appraiser to evaluate hard-to-
> trade securities.*
>
> The annual report filed with the Securities and Exchange
> Commission lays out some of the problems that led to a drop in
> the share price from $10.14 a share on Jan. 1 [2007] to $5.86 on
> Thursday in the high yield fund.

358.   On Saturday, October 13, 2007, *Seeking Alpha* published an article entitled "A Bond

Fund That's Redefining Pain," in which the author noted: ". . . [C]onsider the case of the Regions

Morgan Keegan Select Intermediate Bond Fund. Ostensibly this is intended to be a "normal" . . .

bond fund. And yet it somehow lost over 21% so far in 2007. And you thought the Global Alpha

fund was having a bad year! *At least investing in a hedge fund you knew you were taking risk.*"

359.   On October 15, 2007, *Money Management Executive* published a Week in Review

report called "Funds With Structured Products Turn to Fair Value." The report noted: The just-

released annual report of the Regions Morgan Keegan

> Select High Income Fund and the Regions Morgan Keegan
> Select Intermediate Bond Fund indicate that funds with
> *subprime mortgage-backed securities and other structured
> products* have turned overwhelmingly to fair value to price
> their holdings, The Wall Street Journal reports. The first fund
> used fair value for 60% of its holdings, and the second, 50%.
> In so doing, the funds assessed the types of securities, the cost
> at the date of purchase and changes in interest rates since then,
> as well as collateral quality.
>
> In addition, the funds' investment advisor has bought a
> substantial amount of shares to provide liquidity. It purchased
> $55.2 million
> of the High Income Fund and $30 million of the Intermediate Bond
> Fund in July and August.

> The fund has been hit with serious redemptions, according to Morningstar, and this has forced the fund to sell positions at much lower prices and could prevent it from recovering from the current challenges.
>
> ***The High Income Fund, the worst-performing junk bond fund for the one-, three- and five-year performance periods, is down 35% year to date.***
>
> "What was an ocean of liquidity has quickly become a desert," according to the funds' portfolio manager, Jim Kelsoe. "Basic credit measures have eroded to varying degrees."

360.   This October 15, 2007 article disclosed to investors that RMH was "the worst-performing junk bond fund" among its so-called peers, and of the extent to which the Funds used fair value accounting to price their securities. The Funds' shares declined as a result of the October 13 and 15, 2007 disclosures. Specifically, RMH declined by approximately 2.45% on October 15, 2007, from $38.75 to $37.80. RSF declined by approximately 4.3%, from $38.45 to $36.80. RMA declined by approximately 4.0%, from $38.35 to $36.50. RHY declined by approximately 4.7%, from $39.35 to $37.50. These losses, which were caused by the foregoing partial corrective disclosures, were dramatically larger than any losses Plaintiffs would have sustained as a result of ordinary market forces.

361.   On October 17, 2007, *The Wall Street Journal* published an article called "Behind Subprime Woes, A Cascade of Bad Debts," disclosing the extent to which the Funds managed by Defendant Kelsoe had invested heavily in, and were "sensitive" to, ABS tied to subprime mortgages. This article follows the journey of a loan made to Roger Rodriguez (a Colorado truck driver) that was ultimately securitized and sold off by Royal Bank of Scotland PLC ("RBS"). The article stated in relevant part:

RBS was making an aggressive bet on the mortgage business, sharply boosting its capacity to buy and package loans. By 2005, it had risen to third place among investment banks by volume of U.S. residential mortgage-backed securitizations, according to Thomson Financial. That was up from sixth place in 2000.

. . . . Profits from the securities are usually determined by a complex set of factors, including cash flow -- which is affected by timely payments from borrowers like Mr. Rodriguez.

In February 2005, RBS packaged Mr. Rodriguez's loan -- along with 4,853 others -- into a trust called Soundview 2005-1. The trust slices the cash flows from the loans into notes with different levels of risk and return. Within five days, RBS's sales team had sold $778 million in Soundview 2005-1 notes to investors around the world.

One buyer was Mr. Kelsoe, a senior portfolio manager at the asset-management unit of Morgan Keegan & Co., a Memphis, Tenn., investment firm and unit of Regions Financial Corp. At the time, Mr. Kelsoe was riding the housing boom by investing heavily in mortgage-backed securities. . . . His success brought him a bit of celebrity. He appeared on CNBC, was quoted in The Wall Street Journal and gave investing lectures at universities.

"He talked about the importance of identifying and assessing risk," says Wilburn Lane, head of the business school at Lambuth University in Jackson, Tenn. Mr. Kelsoe spoke there in October 2006 to some 300 local businesspeople over a chicken- and-vegetables lunch. Mr. Lane, who says he was impressed with the 44-year-old's track record, later invested in one of the seven funds managed by Mr. Kelsoe.

Mr. Kelsoe's big returns, though, depended heavily on the good fortune of borrowers such as Mr. Rodriguez.

Through various of his funds, Mr. Kelsoe invested nearly $8 million in one of the Soundview 2005-1 trust's riskiest pieces. The B-3 tranche, as it was called, offered a return of at least 3.25 percentage points above the London interbank offered rate -- a key short-term rate at which banks lend to each other. But if borrowers like Mr. Rodriguez began to default on their loans, any losses exceeding 1.25% of the entire loan pool could eat

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into the value of the B-3 tranche.

In February 2006, at least one borrower in the Soundview 2005-1 trust had a big piece of bad luck. After pulling into a Waste Management repair facility in the Denver suburb of Commerce City, Mr. Rodriguez detached the trailer from his 18-wheel rig but forgot to set the brake on the tractor. The tractor rolled across a street and hit a parked pickup truck, causing about $2,000 in damage. Soon afterward, says Mr. Rodriguez, Waste Management fired him. "They considered that a critical rollaway," he said.

. . . . To make matters worse, the monthly note on his mortgage reset to more than $700 in November. He fell behind on the higher payments. . . . .

Because Mr. Kelsoe's investment in the B-3 tranche was so sensitive to losses, its market price plunged. In fact, as trading in subprime-backed securities dried up amid a broader panic, Mr. Kelsoe, like other investors with subprime holdings, had difficulty figuring out what the investments were worth. . . .

362.   The October 17, 2007 article disclosed to investors the extent to which the Funds' portfolio securities were dependent on people like Mr. Rodriguez, not corporations. The Funds' shares declined as a result of this disclosure, which shed additional light on the extent to which Kelsoe flooded the Funds' portfolios with low-priority ABS. Specifically, during the next two trading days, RMH declined by approximately 6.3% on October 18, 2007, from $37.25 to $34.90. RSF declined by approximately 5.7%, from $36.00 to $33.95. RMA declined by approximately 4.9%, from $36.90 to $35.10. RHY declined by approximately 5.8%, from $37.35 to $35.20. These losses, which were caused by the October 17, 2007 partial corrective disclosures, were dramatically larger than any losses Plaintiffs would have sustained as a result of ordinary market forces.

363.   On November 7, 2007, by letter to the Funds' shareholders, Kelsoe stated in relevant part:

[O]ur portfolios have been pressured across the board. Many

of our holdings are in the form of structured finance created with real estate related securities as collateral; other areas of structured finance categories include corporate bonds and loans, equipment leases and commercial real estate. Even the asset classes that are performing well have been severely devalued due to the CDO packaging. We have no crystal ball of what the future holds *but continue to diligently manage* the portfolios in the difficult environment. In an effort to publish information beneficial to our shareholders in this uncertain time below we have provided information to general questions related to the funds:

What exactly do you invest in?

Our investment objectives are clearly stated in the prospectus of each fund, *but in general, we have always invested a large portion of our portfolios in "structured finance" fixed income securities. Without going into great detail explaining structured finance, it is a fair assumption to say the weakness in the portfolios relates to this area of investment. A large portion of structured finance securities are created with mortgage-related securities as the underlying collateral*. . . .

364.   Kelsoe's November 7, 2007 letter told investors for the first time "what exactly" they were invested in—subprime complex structured finance products. The Funds' shares declined as a result of this disclosure. Specifically, RMH declined by approximately 6.72% on November 7, 2007, from $26.80 to $25.00. RSF declined by approximately 3.75%, from $25.30 to $24.35. RMA declined by approximately 2.75%, from $25.45 to $24.75. RHY declined by approximately 5.17%, from $27.10 to $25.70. These losses, which were caused by the November 7, 2007 partial corrective disclosures, were dramatically larger than any losses Plaintiffs would have sustained as a result of ordinary market forces.

365.   On December 5, 2007, on Forms N-CSRS filed with the SEC, the Funds disclosed the massive losses in the Funds' ABS investments and a significant drop in the Funds' NAVs. Specifically, Kelsoe reported:

[RMA] had a total return of (38.79)%, based on market price

and reinvested dividends and had a total return of (37.96)%, based on net asset value and reinvested dividends. The fund paid total distributions from net investment income of $0.82 per share during the six-month period.

*   *   *

[RMH] had a total return of (37.29)%, based on market price and reinvested dividends and had a total return of (37.70)%, based on net asset value and reinvested dividends. The fund paid total distributions from net investment income of $0.82 per share during the six-month period.

*   *   *

[RHY] had a total return of (36.83)%, based on market price and reinvested dividends and had a total return of (41.82)%, based on net asset value and reinvested dividends. The fund paid total distributions from net investment income of $0.84 per share during the six-month period.

*   *   *

[RSF] had a total return of (39.25)%, based on market price and reinvested dividends and other distributions and had a total return of (37.55)%, based on net asset value and reinvested dividends and other distributions. The fund paid total distributions of $0.82 per share during the six-month period, of which $0.81 per share is derived from net investment income and the remainder of the distribution, or $0.01 per share, is deemed a return of capital. Comparatively, the Lehman Brothers Ba U.S. High Yield Index had a total return of 0.74%.

The December 5, 2007 Forms N-CSRS further stated:

> ***Although below investment grade corporate debt has held up reasonably well, any asset related to residential real estate has been materially devalued. This is especially true for mortgage- backed securities and collateralized debt obligations.***
>
> The market's appetite for credit sensitive assets has totally reversed course from the prevailing environment of 2006. A massive unwind of leverage has literally evaporated market liquidity in all structured finance assets and put selling pressure on virtually all credit-sensitive assets. Although this has been a

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> sector of the fixed income markets that has provided very
> satisfying results in past periods, 2007 has proven to be much
> more difficult than we could have anticipated.
>
> At any available opportunity, ***we are attempting to reposition
> the Fund[s'] portfolio with a preference for safer, more
> liquid assets in order to create some stability in the Fund[s']
> net asset value and to provide as much income as possible***.

366.   This December 5, 2007 disclosure informed investors that the Funds needed to

"reposition" their portfolios to effectively survive. The Funds' shares declined over the next two

trading days as a result of this disclosure. Specifically, RMH declined by approximately 3.9% on

December 7, from $28.36 to $27.25. RSF declined by approximately 0.5%, from $27.70 to $26.30.

RMA declined by approximately 3.4%, from $28.05 to $27.10. RHY declined by approximately

6.3%, from $29.36 to $27.50. These losses, which were caused by the foregoing partial corrective

disclosures, were dramatically larger than any losses Plaintiffs would have sustained as a result of

ordinary market forces.

367.   On Sunday, December 16, 2007, *The Boston Herald* published an article by Charles

Jaffe, entitled "More Who Deserve Lumps of Coal For Blunders This Year," which stated in part:

> At most holiday feasts, the second helping is more filling than
> the first. That should be the case in my annual buffet of fund
> buffoonery, the 12th Annual Lump of Coal Awards,
> recognizing managers, executives, firms, watchdogs and other
> fund-industry types for action, attitude, behavior or
> performance that is misguided, bumbling, offensive,
> disingenuous, reprehensible or just plain stupid.
>
> Last week, I highlighted 10 cases of award winners deserving
> nothing more than coal in their holiday stocking this year.
> Today, it's the rest of the "winners."
>
> The final Lumps of Coal for 2007 go to: Jim Kelsoe . . .
>
> Category: ***The Lump of Coal (Mis)Manager of the Year.***
>
> Kelsoe's funds had an impressive record, which attracted a lot

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of investors *who didn't find out until this past summer just how he did it.* Specifically, Kelsoe had a huge slug of money in subprime paper; look at a long-term performance chart on either fund and

you will see a roller-coaster ride sure to make a bond-fund investor vomit . . . steadily up and then almost straight down.

368.   The article was also published in the *Fort Worth Star-Telegram* that same day under the title "Enough Coal To Go Around," and then again then next day, on December 18, 2007, in *The Baltimore Sun*. This article further disclosed the extent to which the Funds had invested a "huge slug of money in subprime paper" and reinforces the fact that investors did not find out until the summer of 2007 how Kelsoe ran the Funds.

369.   The Funds' shares declined as a result of this disclosure over the course of the next two trading days. Specifically, RMH declined by approximately 4.2% on December 18, 2007, from $24.75 to $23.70. RSF declined by approximately 4.2%, from $23.75 to $22.75. RMA declined by approximately 4.9%, from $24.30 to $23.10. RHY declined by approximately 3.8%, from $25.00 to $24.05. These losses, which were caused by the foregoing partial corrective disclosures, were dramatically larger than any losses Plaintiffs would have sustained as a result of ordinary market forces.

370.   On December 20, 2007, the *Memphis Flyer* published an article about Kelsoe and the Complex entitled "Worst In Its Class." The article disclosed the following in relevant part:

> Morgan Keegan funds could be test case for sub-prime mortgage lawsuits.
>
> There are two stories about "juicing" in the national news this month. One is about major league baseball players who allegedly used steroids and human growth hormone to juice their statistics.
>
> The other one got less attention, but, unfortunately, Memphis and Regions Morgan Keegan are at the center of it. It's about a mutual-fund manager named James Kelsoe Jr., who juiced

investment returns to Barry-Bonds-like proportions before the funds "crashed and burned," as a columnist for Kiplinger.com put it this week.

A few days earlier, Morgan Keegan's mutual funds were the subject of The Wall Street Journal's "Money & Investing" column headlined "Morgan Keegan Sued Over Mutual-Fund Woes." The funds and Kelsoe were also written up in a Wall Street Journal page-one story on October 17th.

The lawsuit filed in U.S. District Court in Memphis on December 6th by Richard Atkinson and his wife Patricia seeks class-action status and names as defendants Morgan Keegan, Regions Financial Corporation, funds manager Kelsoe, and 13 directors of the funds, including Morgan Keegan co-founder Allen Morgan Jr.

Why are a southeastern regional brokerage firm and a couple of its mutual funds getting so much attention? Because the funds are *"worst in class" at a time when the phrases "credit crisis" and "subprime lending" have become household words and moved from the financial news to mainstream news. In 2007, the funds lost 50 percent or more of their value, while other funds in their peer group either had positive returns or losses of 8 percent or less.*

*   *   *

Morgan Keegan does not comment on pending litigation, a spokeswoman said.

Silence only whets the appetite of investors and reporters. The danger for Kelsoe and Regions Morgan Keegan is that they will become the symbol - a la Bernie Ebbers and WorldCom and the telecom crash, Mississippi lawyer Dickie Scruggs and class-action lawsuits against tobacco and insurance companies, and former Arkansas governor Mike Huckabee and evangelical Christians - for a regional story that becomes a national story. Fat chance, you scoff; this is just a one-day story. *Well, three "one-day stories" in national publications in two months are pretty unusual for a regional financial firm*. As the Wall Street Journal wrote last week, "Fund managers and others on Wall Street will be closely watching this case." That's journalese for "test case."

371.   On December 31, 2007, *The New York Times* published an article entitled "After

subprime lesson, kids' charity gets a gift," in which it reported the following with respect to Kelsoe

and the Complex:

> The Indiana Children's Wish Fund, which grants wishes to children and teenagers with life-threatening illnesses, got an early Christmas gift nine days ago. ***Morgan Keegan, a brokerage firm in Memphis, made an undisclosed payment to the charity to settle*** an arbitration claim; the Wish Fund said it had lost $48,000 in *a mutual fund from Morgan Keegan that had invested heavily in shaky mortgage securities. Coming less than two months after the charity filed its claim*, and as a reporter was inquiring about its status, the settlement was rare consolation for an investor amid all the pain still being generated by the turmoil in the once-bustling mortgage securities market.

> *   *   *

> Still, the Wish Fund's experience is instructive because so little has emerged about the losses that investors have incurred in these securities, perhaps because few holders have wanted to disclose them. Some investors may still not know how much they have
> been hurt by the crisis.

> As this debacle unfolds, accounts of investor losses in mortgage securities will come to light. And Wall Street's role as the great enabler - providing capital to aggressive lenders and then selling the questionable securities to investors - will be front and center.

> *   *   *

> The Wish Fund's foray into mortgage securities began in June, when Terry Ceaser-Hudson, the executive director, consulted her local banker, Steve Perius, about certificates of deposit coming due in the charity's account.

> She said that the banker, with whom she had done business for 20 years, suggested that she invest the money in a bond fund offered by Morgan Keegan. The firm is an affiliate of her banker's employer, Regions Bank.

> "I thought I was making a lateral move from the CDs into this fund," Ceaser-Hudson said. "The broker said he'd put some

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thought into this and he had something perfect for the Wish Fund that was extremely safe."

That broker was Christopher Herrmann, and when Ceaser-Hudson met him at her banker's office, she quizzed him about the risks in the Regions Morgan Keegan Select Intermediate Bond fund, which he recommended.

"The first thing I said to him when I sat down was, 'I want to make sure that I understand this: You're telling me that this is as safe as a money market or CD, because we cannot afford to lose one single penny,'" she recalled. "He said, 'This has been good for years,' so I thought, 'OK.'"

On June 26, the Wish Fund put almost $223,000 into the Morgan Keegan fund. The charity's timing could not have been worse. That same week, two Bear Stearns hedge funds, with heavy exposure to mortgages, were collapsing. Turmoil in the mortgage market, which had been percolating since late winter, was about to explode.

At the helm of the Morgan Keegan funds was James Kelsoe Jr., a money manager at the brokerage firm's asset management unit, based in Birmingham, Alabama. A longtime bull on mortgage securities, Kelsoe rode that wave and earned a reputation as a hotshot money manager. As of June 30, he also oversaw six other Morgan Keegan bond funds, which included about $4.5 billion in assets.

One of Kelsoe's major suppliers of mortgage securities was John Devaney, 37, a flashy mortgage trader and founder of United Capital Markets, a brokerage firm in Key Biscayne, Florida. During the mortgage boom, Devaney built up a net worth of $250 million, he told the New York Times in an interview early this year.

However much both men initially prospered from doing business together, some investors who wound up holding Morgan Keegan's mortgage securities were less fortunate - the Wish Fund, for example.

*   *   *

The Morgan Keegan fund, which had assets of about $1 billion in March, is down almost 50 percent this year. It was weighted with risky and illiquid mortgage-related securities.

> For example, at the end of September, the intermediate fund in which Ceaser-Hudson invested had almost 17 percent of its assets in mortgage-related securities—including collateralized mortgage obligations, home equity loans and pools of mortgages that were again combined into collateralized debt obligations. . . .

> For several years, Kelsoe's embrace of mortgage securities paid off for his clients. His fund was started in March 1999 and generated positive returns each year until 2007. Through the end of 2006, it had an average annual return of about 4.5 percent, after taxes.

> Kelsoe's love affair with mortgage debt paralleled that of Devaney, one of those colorful and cocky Wall Street figures who appear during market booms only to sink from sight in the ensuing busts. . . .

372.   On January 3, 2008, just three days into the new year, RFC issued a press release entitled "Regions Increases Fourth Quarter 2007 Loan Loss Provision," which was also filed with the SEC on a Form 8-K. Therein, RFC pre-announced a quarterly loss, increased loan loss provisions, as well as *a $38 million charge* in connection with the funds in the Complex:

> BIRMINGHAM, Ala. – (BUSINESS WIRE) – January 3, 2008 – Regions Financial Corporation (NYSE:RFC) today announced it plans to increase its loan loss provision to approximately $360 million in the fourth quarter of 2007, an increase of approximately $270 million from the third quarter of 2007.

> *   *   *

> ***Regions also expects to record approximately $131 millon of additional pre-tax charges in the fourth quarter of 2007, excluding merger-related expenses. These charges include: $38 million in projected losses from investments in Morgan Keegan funds . . . .***

373.   The prices of the Funds' shares declined as a result of this disclosure. Specifically, RMH declined by approximately 4.6%, from an intraday high on January 4, 2008 of $25.20 to

$24.05. RSF declined by approximately 4%, from $23.45 to $22.50. RMA declined by approximately 3%, from $24.70 to $23.95. RHY declined by approximately 2.2%, from an intraday high of $24.95 to $24.40. These losses, which were caused by the foregoing partial corrective disclosures, were dramatically larger than any losses Plaintiffs would have sustained as a result of ordinary market forces.

374.   The news continued to trickle out to investors in early 2008, revealing the extent of the consequences of the Defendants' fraudulent scheme. For example, on January 21, 2008, *Money Management Executive* published an article entitled, "Morgan Keegan, Manager Named In $2 million FINRA Claims Case." The article reported that FINRA was asked to adjudicate two arbitration complaints against Morgan Keegan, MAM, and Kelsoe for two high net worth clients, and explained that the "statements of claim allege fraud, misrepresentations and omissions related to the failure of the firm and Kelsoe to fully disclose risks associated with the Morgan Keegan mutual fund investments in subprime related sectors." The funds owned by the complaining investors included RHY, RMH, RSF, and RMA. Numerous other news articles also continued to detail the mounting litigation against the Defendants named herein relating to the Funds' false statements.

375.   On April 23, 2008, The Commercial Appeal published an article by Lawrence Jones, a Morningstar Analyst, who was quoted as saying: **"RMK ultimately showed it didn't have the risk controls needed to protect investments [sic] from securities that could hurt them."**

376.   Three of the Funds' shares further declined as a result of this disclosure. Specifically, RMH declined by approximately 3.4%, from an intraday high on April 23, 2008 of $19.05 to $18.40. RSF declined by approximately 3.6%, from an intraday high of $16.90 to $16.30. RHY declined by approximately 3.5%, from $18.20 to $17.55, and continued to decline on April 24, 2008 to 16.65, for a two-day decline of approximately 8.5%.

377.   As referenced above, on July 9, 2009, the SEC served RFC with a *Wells* Notice,

notifying RFC that the SEC would commence an enforcement action. On July 15, 2009, RFC made

the following statement on a Form 8-K filed with the SEC:

> On July 9, 2009, Morgan Keegan & Company, Inc. ("Morgan
> Keegan") (a wholly-owned subsidiary of Regions Financial
> Corporation), Morgan Asset Management, Inc. and three
> employees, each received a "Wells" notice from the Staff of the
> Atlanta Regional Office of the [SEC] stating that the [SEC]
> Staff intends to recommend that the Commission bring
> enforcement actions for possible violations of the federal
> securities laws. The potential actions relate to the Staff's
> investigation of certain mutual funds formerly managed by
> Morgan Asset Management, Inc.

378.   The prices of the Funds' shares declined as a result of this final corrective disclosure.

Specifically, RMH declined by approximately 3.3%, from an intraday high on July 16, 2009 of

$4.15 to $4. RSF declined by approximately 3.7%, from an intraday high of $5.45 to $5.25. RMA

declined by approximately 3.3%, from an intraday high of $6 to $5.80. RHY declined by

approximately 3.6%, from an intraday high of $4.15 to $4.

379.   The following chart demonstrates that the collapse of the Funds was a result of the

large positions of concealed mortgage-backed structured products in the Funds and not the result of

any general "market meltdown" or "flight to quality." This chart clearly shows that the overall

market of high-yield bond funds recovered beginning in 2008 but the Funds value remained

collapsed and never recovered with the overall market. The charts below shows the Funds

compared to various benchmarks. All the Funds collapsed in 99% correlation to one another.

RMK Multi Sector High Income Losses Not From "Flight to Quality"
January 24, 2006 to December 31, 2011


$160
$140
$120
$100
$80
$60
$40
$20
$0
Multi-Sector Income Fund (RHY)
Vanguard High Yield
January-06
April-06
July-06
October-06
January-07
April-07
July-07
October-07
January-08
April-08
July-08
October-08
January-09
April-09
July-09
October-09
January-10
April-10
July-10
October-10
January-11
April-11
July-11
October-11

$100 was invested on January 24, 2006 with reinvested dividends.

RMK Strategic Income Losses Not From "Flight to Quality"
March 29, 2005 to December 31, 2011


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Strategic Income Fund (RSF)
Vanguard High Yield
March-05
July-05
November-05
March-06
July-06
November-06
March-07
July-07
November-07
March-08
July-08
November-08
March-09
July-09
November-09
March-10
July-10
November-10
March-11
July-11
November-11

$100 was invested on March 29, 2005 with reinvested dividends.



$100 was invested on November 12, 2004 with reinvested dividends.



$100 was invested on March 1, 2007 with reinvested dividends.

Source: Dr. Craig McCann, PhD, Securities Litigation Consulting Group (www.sclg.com).

380.   In another example, the following chart show the Vanguard High Yield Fund shown

under symbol "VWEHX" and the Funds (shown under new trading symbols once the Funds were

purchased and renamed by Hyperion Brookfield, the new symbols being "RHY" became "HMH,"

RMA" became "HAV," "RSF" became "HSA"). The Vanguard Long Treasury Fund is shown under

symbol "VUSUX" representing the price of a fund of "risk free" U.S. Treasury Bonds.



%

381.   The chart above clearly shows that the Funds had collapsed some 90% before the

overall market sustained any significant pressure related to the "credit crisis" of 2008. In fact, no

other indices suffered a significant downturn until Lehman Brother failed on September 15, 2008.

By that time, the Funds had already collapsed 90% nearly a year earlier.

VII.   ADDITIONAL EVIDENCE OF SCIENTER

382.   Defendant Kelsoe was the Funds' money manager, the MAM Senior Portfolio

Manager responsible for selecting and purchasing the holdings for the Funds and for managing the

Funds' day-to-day operations, and was also a Managing Director of Morgan Keegan.

383.   Defendant Anthony was President of the Funds from 2003 until at least August 2006, and President and Chief Investment Officer of MAM from 2002 to 2006.

384.   Defendant Anthony served as Executive Vice President and Director of the Capital Management Group at RFC from 2000 to 2002.

385.   Defendant Sullivan was President and Principal Executive Officer of the Funds, and President and Chief Investment Officer of MAM.

386.   Defendant Weller was the Funds' Treasurer as of November 10, 2006 and was Morgan Keegan's Controller and head of Morgan Keegan's Fund Accounting Department. Weller also held numerous positions with Morgan Keegan, including as Managing Director and Controller since 2001. Weller holds Series 7, 27, and 66 licenses and is a CPA who was previously licensed in the State of Tennessee. Weller was a member of the "Valuation Committee" that purportedly oversaw the Funds' accounting processes and evaluated the prices assigned to securities.

387.   As part of their duties in fulfilling these roles, which included overall management of MAM and oversight of the Funds, Kelsoe, Sullivan, Anthony, and Weller knew, or should have known: (a) what securities were owned by the Funds; (b) that the Funds' securities holdings had been purchased without the exercise of basic due diligence; (c) that the Funds' securities holdings were not diversified; (d) that the Funds did not constitute "high-yield bond" funds; and (e) that the Funds were using an inappropriate benchmark index. Sullivan, Anthony, and Weller also knew, or should have known, that there were deficiencies in the implementation of valuation procedures for the Funds' portfolio securities and calculation of NAV; and that Kelsoe was supplying fair value price adjustments for securities held by the Funds without supporting documentation for those values.

388.   Notwithstanding these facts, Defendant Kelsoe signed RMH's Form N-CSRS

Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RMH's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005 and March 31, 2006; RSF's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RSF's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMA's Form N-CSRS Certified Semi-Annual Reports dated September 30, 2005 and December 8, 2005; RMA's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; and RHY's Forms N-CSR Certified Annual Reports dated March 31, 2006 and June 7, 2006—all of which made false representations or failed to disclose material information.

389.   Defendant Anthony signed each of the Funds' Offering Materials; RMH's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RMH's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMH's Form N-Q Quarterly Statements of Portfolio Holdings dated March 1, 2005, August 30, 2005, February 28, 2006 and August 29, 2006; RSF's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RSF's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RSF's Form N-Q Quarterly Statements of Portfolio Holdings dated March 1, 2005, August 30, 2005, February 28, 2006 and August 29, 2006; RMA's Form N-CSRS Certified Semi-Annual Reports dated September 30, 2005 and December 8, 2005; RMA's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMA's Form N-Q Quarterly Statements of Portfolio Holdings dated December 31, 2004, June 30, 2005, December 5, 2005 and June 30, 2006; RHY's Forms N-CSR Certified Annual Reports dated March 31, 2006 and June 7, 2006; and RHY's Form N-Q Quarterly Statements of Portfolio

Holdings dated August 29, 2006—all of which made false representations or failed to disclose material information.

390.   Defendant Sullivan signed the Funds' Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; and Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008—all of which made false representations or failed to disclose material information.

391.   Defendant Weller signed RMH's Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; RMH's Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; RMH's Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008; RSF's Form N- CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; RSF's Forms N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; RSF's Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008; RMA's Form N-CSRS Certified Semi-Annual Reports dated September 30, 2007; RMA's Form N-CSR Certified Annual Reports dated September 30, 2006, March 31, 2007 and March 31, 2008; RMA's Form N-Q Quarterly Statements of Portfolio Holdings dated December 31, 2006, June 30, 2007, December 31, 2007 and June 30, 2008; RHY's Form N-2 Registration Statement dated November 15, 2005; RHY's Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; RHY's Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; and Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008—all of which made false representations or failed to disclose material information.

392.   Owing to their positions with the Funds, MAM and Morgan Keegan, Kelsoe, Sullivan, Anthony, and Weller knew or should have known about the failure to conduct due diligence, the inappropriate and inaccurate NAV calculations, the deficiencies in risk management, and the failure to follow pricing and risk assessment policies.

393.   The Funds, Morgan Keegan, and MAM, as employers of Kelsoe, Sullivan, Anthony, and Weller, were directly responsible for their acts, as described above.

394.   Kelsoe and the Funds did a substantial amount of business (many millions of dollars worth) with Dan Derby of Greenwich Capital Markets, Inc., a buyer of and seller of ABS products to and from the Funds.

395.   On or about April 25, 2007, Kelsoe and Derby agreed to "smooth" of specific holdings in the Funds-- which meant they would provide false pricing at times, and not use the current market values or NAVs in the Funds. This fraud was perpetrated by Kelsoe and Derby knowingly and for the purpose of propping up the NAV of the Funds to make it appear the Funds were not collapsing in value but rather just a gentle decline resulting from "market liquidity issues" that Kelsoe was flogging to investors as a reason the Funds were declining in value. Of course, the reality was that the Fund holdings were collapsing in value, never to recover, that had nothing to do with short term market liquidity issues. Kelsoe and Dan Derby of Greenwich Capital Markets, Inc., a buyer of and seller of ABS products to and from the Funds, agree to create a separate set of books to record gradual smoothing of prices of RMK Fund holdings.

396.   As evidence of scienter and awareness of what they were doing was fraudulent and illegal, Kelsoe and Dan Derby agreed at that time to create a "separate set of books" which would segregate the true, concealed NAVs from the publicly reported false NAVs, to facilitate the smoothing of prices of RMK Fund holdings.

397. As evidence of scienter and awareness of what they were doing was fraudulent and illegal, **Kelsoe asked Derby only to deal with him by fax** so as not to leave an audit trail of emails to conceal of their fraudulent scheme that would be picked up by email storage system at Morgan Keegan, MAM, and the Funds.

398. On or about November 14, 2005, the Defendants' "Commitment Committee" met and approved the RHY Fund for sale to investors. Present at the meeting were: Defendant Allen Morgan, Defendant Joe Weller, and other Morgan Asset Management or Fund employees Jim Parrish, Chip Grayson, John Carson, Susie Brown, Lee Powell, Elkan Scheidt, Bob Glenn (via telephone), Brad Barber, and MAM and Fund General Counsel James Ritt, The Defendants there acknowledged and agreed that "the RHY Fund be managed in a similar manner as three existing closed end funds." On that day, all of the other RMK Closed-End Funds were in violation of single industry concentration limits as alleged previously and contained large amounts of ultra-risky structured products and ABS products as alleged herein. Therefore, prior to the RHY's IPO on January 16, 2006, Defendants knew that the Offering Materials were materially misleading and omitted material facts from RHY Fund investors.

VIII. PRESUMPTION OF RELIANCE

399. Plaintiffs are entitled to a presumption of reliance under *Affiliated Ute Citizens of Utah v. United States*, 406 U.S. 128 (1972), because the claims asserted herein against Defendants are predicated in part upon omissions of material fact which there was a duty to disclose. In the alternative, Plaintiffs are entitled to a presumption of reliance on Defendants' material misrepresentations and omissions pursuant to the fraud-on-the-market doctrine because:

(a) The Funds' shares were actively traded in an efficient market on the NYSE;

(b)   The Funds' shares traded at high weekly volumes ;

(c)   As a regulated issuer, the Funds' filed periodic public reports with the SEC;

(d)   The Funds regularly communicated with public investors by means of established market communication mechanisms, including through regular dissemination of press releases on the major news wire services and through other wide-ranging public disclosures, such as communications with the financial press, securities analysts and other similar reporting services;

(e)   The market reacted promptly to public information disseminated by the Funds;

(f)   The material misrepresentations and omissions alleged herein would tend to induce a reasonable investor to misjudge the value of the Funds' shares; and

(g)   Without knowledge of the misrepresented or omitted material facts alleged herein, Plaintiffs purchased the Funds securities between the time Defendants misrepresented or failed to disclose material facts and the time the true facts were disclosed.

400.   In addition to the foregoing, Plaintiffs are entitled to a presumption of reliance because, as more fully alleged above, Defendants failed to disclose material information regarding the Funds' business, financial results and business prospects. Plaintiffs relied on the Funds' prices as an accurate reflection of their value, and Defendants' misrepresentations materially affected the Funds' prices.

IX.   INAPPLICABILITY OF STATUTORY SAFE HARBOR

401.   The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the materially false and misleading statements alleged in this Complaint. The statements alleged to be false and misleading all relate to historical facts or existing conditions and were not identified as forward-looking statements. To the extent any of the false statements alleged herein may be characterized as forward-looking, they were not adequately identified as "forward-looking" statements when made, and were not accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly "forward-looking" statements. Alternatively, to the extent that the statutory safe harbor would otherwise apply to any statement pleaded herein, Defendants are liable for those materially false forward-looking statements because, at the time each of those forward-looking statements was made, the speaker knew the statement was false or the statement was authorized or approved by an executive officer of the Funds who knew that those statements were false.

X.   PLAINTIFFS EXERCISED REASONABLE DILIGENCE

402.   The Plaintiffs exercised due diligence to uncover Defendants misrepresentations and omissions as described in this Complaint through the following actions.

403.   On or about the date of the IPO for each of the Funds that Plaintiffs purchased, Plaintiffs read the Prospectus and Registration Statement for the respective Fund, the RSF Fund on or about March 18, 2004, the RMA Fund on or about November 8, 2004, and the RHY Fund on or about January 16, 2006.

404.   On or about March 18, 2004 through December 31, 2007, Plaintiffs read the quarterly marketing brochures for the respective Funds they owned that were produced and distributed by

Morgan Keegan and contained material misrepresentations by the Funds, MAM and Kelsoe. See

Exhibits F, G, H, and I. The contents of the brochures are incorporated herein by reference thereto.

405.   These brochures provide specific evidence of (1) the Funds' violation of industry

concentration rules as previously set forth in this Complaint (2) misrepresentation of holdings within

the Funds as being corporate bonds rather than ultra-risky structured products as set forth in this

Complaint.

406.   On or about December 31, 2004, March 31, 2005, July 1, 2005, October 1, 2005,

December 31, 2005, March 31, 2006, July 1, 2006, October 1, 2006, December 31, 2006, March 31,

2007, July 1, 2007, October 1, 2007, December 31, 2007, Plaintiffs read the quarterly and annual

financial statements for the Funds.

407.   When the Funds began to drop slowly in value starting started to drop around March

15, 2007, Plaintiffs contacted their Morgan Keegan & Co. broker Mr. Logan Phillips and asked him

what was going on and if they should sell the Funds.

408.   On or about March 15, 2007, and continuing in nearly identical fashion on or about

April 15, 2007, June 15, 2007, July 15, 2007, August 15, 2007, September 15, 2007, October 15,

2007, December 15, 2007, and January 15, 2007, Mr. Phillips told them the decline of the Funds was

"just a correction," "don't worry, " and "don't sell."

409.   Plaintiffs placed reasonable reliance on the information they were getting from

Morgan Keegan & Co. because it was the lead underwriter for all the Funds, and the Funds'

manager, James Kelsoe, was an employee and registered broker with Morgan Keegan, and Morgan

Keegan's affiliate, MAM, was the Funds' advisor.

410.   Furthermore, Mr. Phillips told Plaintiffs he was talking with Kelsoe "very regularly"

and had all the "best information" on the Funds and that the Funds were "fine." Based on this information, the Offering Materials, and information being distributed by Defendants as alleged herein, the Plaintiffs decided to hold their positions or purchase more of the Funds. Plaintiffs received this same information at least throughout the rest of the 2007, from Mr. Phillips— everything is fine, the decline is just a correction, the Funds will recover so "hold your position in the Funds."

411.   On or about June 15, 2007, just to double check the information they were getting from Mr. Phillips, Plaintiffs contacted another Morgan Keegan & Co. broker, one Berton Milner. Mr. Miller told the Plaintiffs that had good, current information on the Funds directly from James Kelsoe who he was in constant contact with and "all is fine" and that the Funds are just in a temporary correction with the rest of the market and the Funds will recover so "hold your position in the Funds."

XI.   TOLLING OF PLAINTIFFS' CLAIMS

412.   Plaintiffs would have been unable to discover, nor would any investor exercising reasonable diligence in their positions, to discovery the facts underlying Plaintiffs claims at least until after December 21, 2007 filing of *Willis v. Morgan Keegan* , the first of the actions that became *In re Regions Morgan Keegan Closed-End Fund Litigation*, Case No. 2:09-2009 SMH V (W.D. Tenn.) ("Consolidated Class Actions") related to the Securities Act Section 11, 12 and 15 claims, was filed.

413.   The first class action complaint asserting Section 10(b) and 20(a) claims on behalf of RMH, RSF, and RMA investors was *DeJoseph v, Morgan Keegan et al.*, No. 08-cv-2212, filed on April 4, 2008. *DeJoseph* remained pending for nearly two years until it was voluntarily dismissed on February 18, 2010. See Dkt. No. 83 in No. 08-cv-2212 (entered Feb. 18, 2010). On April 8, 2010, *Jones v. Morgan Keegan et al.*, No. 10-cv-2248, was filed asserting Exchange Act claims on behalf

of investors in the same three Funds. See also MK Mem. at viii (chart of consolidated actions).

Plaintiffs' claims were tolled during the pendency of the Consolidated Class Actions from the date of

filing on December 21, 2007 until settlement and dismissed on August 6, 2013.[38]

414.   Plaintiffs would have been unable to discover, nor would any investor exercising

reasonable diligence in their positions, to discovery the facts underlying Plaintiffs claims at least

until after April 4, 2008 related to the Section 10(b)5 and state securities act and state law claims

which were included in the *Daniels v. Morgan Keegan* action which became part of the

Consolidated Class Actions.

415.   Plaintiffs would have been unable to discover, nor would any investor exercising

reasonable diligence in their positions, to discovery the facts underlying Plaintiffs claims contained

in the Multi-State Notice of Intent and the SEC v. Morgan Keegan enforcement actions (and exhibits

and allegations contained therein) published on April 7, 2010.

A.   PLAINTIFFS' CLAIMS UNDER THE SECURITIES EXCHANGE ACT OF 1934 ARE TIMELY ASSERTED

[38] Under the doctrine established in *American Pipe & Construction Co. v. Utah*, 414 U.S. 538, 554 (1974), and *Crown, Cork & Seal Co., Inc. v. Parker*, 462 U.S. 345, 351-54 (1983), the *DeJoseph* action tolled the two-year limitations period from April 4, 2008 through February 18, 2010. See, e.g., *Sawyer v. Atlas Heating & Sheet Metal Works, Inc*., 731 F. Supp. 2d 850, 852-53 (E.D. Wis. 2010) (tolling limitations period for a subsequent class action during pendency of prior class action that was voluntarily dismissed).. Taking into account the seven-week gap between the date *DeJoseph* was voluntarily dismissed and the date *Jones* was filed, the relevant date for accrual of these claims is May 23, 2006, which is two years less seven weeks before *DeJoseph* was filed. Because a reasonably diligent plaintiff would not have discovered the facts constituting the Exchange Act violations before May 23, 2006, the Exchange Act claims asserted in the Complaint were timely filed with respect to all Class members who purchased RMH, RSF, and RMA. See, e.g., *Joseph v. Wiles*, 223 F.3d 1155, 1168 (10th Cir. 2000); *In re Merck & Co., Inc. Sec., Derivative & Erisa Litig*., MDL 1658 SRC, 2012 WL 6840532 at *2-5 (D.N.J. Dec. 20, 2012) (reviewing cases), *contra Police & Fire Retirement System of City of Detroit v. IndyMac MBS, Inc*., — F.3d —-, 2013 WL 3214588 (2d Cir. June 27, 2013).

1.   Plaintiffs' Exchange Act Claims Are Timely With Respect to Purchasers of RMH, RSF, and RMA

416.   Plaintiffs' Exchange Act claims are timely filed. Claims under Sections 10(b) and 20(a) are subject to a two- year limitations period. *See Merck & Co. v. Reynolds*, 130 S. Ct. 1784, 1798 (2010) ("[T]he [two-year] limitations period in § 1658(b)(1) begins to run once the plaintiff did discover or a reasonably diligent plaintiff would have 'discover[ed] the facts constituting the violation'— whichever comes first.").

417.   The first class action complaint asserting Section 10(b) and 20(a) claims on behalf of RMH, RSF, and RMA investors was *DeJoseph*, No. 08-cv-2212, filed on April 4, 2008. *DeJoseph* remained pending for nearly two years until it was voluntarily dismissed on February18, 2010. *See* Dkt. No. 83 in No. 08-cv-2212 (entered Feb. 18, 2010). On April 8, 2010, the *Jones* complaint, No. 10-cv-2248, was filed asserting Exchange Act claims on behalf of investors in the same three Funds.

418.   A chart of respective consolidated actions in *In re Regions Morgan Keegan Closed-End Fund Litigation*, Civil No. 07-cv-02830-SHM ("Consolidated Class Action"), show the filing dates, claims asserted, the class period, and a notation whether Plaintiffs purchases of the Funds were within the class period.   "Pending" actions were dismissed on August 6, 2013.

In re Regions Morgan Keegan Closed-End Fund Litigation,, 2:08-cv-02830-SHM-dkv **Pending Actions**					
Action	**Date Filed**	**Closed-End Funds**	**Claims**	**Status**	**Class Period**
Willis v. Morgan Keegan, No. 07-cv-02830	Dec. 21, 2007	RHY	§§ 11, 12(a)(2), 15	Pending	Unstated
Hartman v. Morgan Keegan, No. 08-cv-02071	Feb. 4, 2008	RHY	§§ 11, 12(a)(2), 15	Pending	Dec. 6, 2004 Nov. 7, 2007 YES *
Gregory v. Morgan Keegan, No. 08-cv--2078	Feb. 6, 2008	RSF RMH RMA	§ 11, 12(a)(2), 15	*Voluntarily Dismissed* Dec. 3, 2008	Dec. 6, 2004 Feb. 6, 2008 YES
Massey v. Morgan Keegan, No. 08-cv-02127	Feb. 26, 2008	RSF RMH RMA	§ 11, 12(a)(2), 15	*Voluntarily Dismissed* May 9, 2008	Dec. 6, 2004 Feb. 6, 2008 YES
DeJoseph v. Morgan Keegan, No. 08-cv-2212	Apr. 4, 2008	RSF RMH RMA	§§10(b), 20(a)	*Voluntarily Dismissed* Feb. 18, 2010	Dec. 8, 2006 Dec. 5, 2007 YES
Daniels v. Morgan Keegan, No. 08-cv-02452 ("*Daniels* RMH")	July 11, 2008	RMH	§§ 11, 12(a)(2) §§ 10(b), 20(a) § 34(b) of the ICA	Pending	Dec. 6, 2004 Feb. 6, 2008 YES
Daniels v. Morgan Keegan, No. 08-cv-2453 ("*Daniels* RMA")	July 11, 2008	RMA	§§ 11, 12(a)(2) §§ 10(b), 20(a) § 34(b) of the ICA	Pending	Dec. 6, 2004 Feb. 6, 2008 YES
Daniels v. Morgan Keegan, No. 08-cv-2455 ("*Daniels* RSF")	July 11, 2008	RSF	§§ 11, 12(a)(2) §§ 10(b), 20(a) § 34(b) of the ICA	Pending	Dec. 6, 2004 Feb. 6, 2008 YES
Daniels v. Morgan Keegan, No. 08-cv-2456 ("*Daniels* RHY")	July 11, 2008	RHY	§§ 11, 12(a)(2) §§ 10(b), 20(a) § 34(b) of the ICA	Pending	Dec. 6, 2004 Feb. 6, 2008 YES
Jones v. Morgan Keegan, No. 10-cv-02248	Apr. 8, 2010	RSF RMH RMA RHY	**All Funds:** §§ 10(b), 20(a) **RHY:** §§ 11, 12(a)(2), 15	Pending	Dec. 6, 2004 Feb. 6, 2008 YES
Palmour v. Morgan Keegan, No. 10-cv-02380	May 19, 2010	RSF RMH RMA RHY	**All Funds:** §§ 10(b), 20(a)	Pending	June 6, 2005 July 14, 2009 YES
Consolidated Class Action Compl.	Feb. 22, 2010	RSF RMH RMA RHY	**All Funds:** §§ 10(b), 20(a) **RHY:** §§ 11, 12(a)(2), 15	Pending	Various Periods

*"YES" -- Purchases of the Respective Fund are within the Class Period.

2.   **The Consolidated Class Action was certified and dismissed on or**

> **about August 6, 2013 and Plaintiffs timely opted out of this settlement.**

419.   The Consolidated Class Action was certified and dismissed on or about August 6, 2013 and Plaintiffs timely opted out of this class action.

420.   Under the doctrine established in American Pipe & Constr*uction Co. v. Utah*, 414 U.S. 538, 554 (1974), and *Crown, Cork & Seal Co., Inc. v. Parker*, 462 U.S. 345, 351-54 (1983), the filing of *DeJoseph* tolled the two-year limitations period from April 4, 2008 through February 18, 2010. *See*, *e.g.*, *Sawyer v. Atlas Heating & Sheet Metal Works, Inc.*, 731 F. Supp. 2d 850, 852-53 (E.D. Wis. 2010) (tolling limitations period for a subsequent class action during pendency of prior class action that was voluntarily dismissed). Taking into account the seven-week gap between the date *DeJoseph* was voluntarily dismissed and the date *Jones* was filed, the relevant date for accrual of these claims is May 23, 2006, which is two years less seven weeks before *DeJoseph* was filed.

421.   Because, as discussed below, a reasonably diligent plaintiff would not have discovered the facts constituting the Exchange Act violations before May 23, 2006, the Exchange Act claims asserted in the Complaint were timely filed with respect to all Class members who purchased RMH, RSF, and RMA.

422.   The running of the statute of limitations was tolled by the filing of the *DeJoseph* complaint until February 18, 2010, and was again tolled from April 8, 2010, when the *Jones* complaint was filed.

423.   Plaintiffs' Complaint asserts Exchange Act claims on purchases of RMH, RSF, and RMA as tolled by *DeJoseph*, which was timely filed, and to which *Jones* and *Palmour* clearly relate back.

424.   There Is an Identity of Claims and Parties Between the Claims Asserted in *DeJoseph*

and the Plaintiffs' Complaint.

3.   There is an identity of parties and claims between the Consolidated Class Action and the present Complaint as they relate to RMH, RSF, and RMA.

425.   *DeJoseph* names RMH, RSF, RMA, RFC, MAM, Morgan Keegan, Kelsoe, Morgan, Alderman, Sullivan, and Weller as Defendants. So does the present Complaint. Thus, with the limited exceptions of RHY, MK Holding and Anthony, all of the Defendants named herein are named in *DeJoseph*. *DeJoseph* alleges claims under Section 10(b) and 20(a) of the Exchange Act. So does the present Complaint. Thus, at least with regard to RMH, RSF, and RMA, there is a requisite identity of claims between *DeJoseph* and the Complaint here.

4.   Plaintiffs' Exchange Act Claims Are Timely With Respect to RHY Fund

426.   The Complaint asserts timely Exchange Act claims on the RHY purchases. The first class action complaint asserting Exchange Act claims on behalf of RHY plaintiffs was timely filed on July 11, 2008: *Daniels v. Morgan Keegan*, No. 08-cv-2456, which has been consolidated the Consolidated Actions on Defendants' motion. *See Daniels v. Morgan Keegan & Co.*, No. 08-cv-2456, 2009 WL 2749963, at *4 (W.D. Tenn. Aug. 26, 2009) (Mays, J.).

427.   Nothing in the marketplace as of then, however, put Plaintiffs (or any reasonable plaintiff) on notice of the facts constituting the violations alleged herein until on or after July 11, 2008 Daniels action which was made a part of the Consolidated Class Action.

428.   In *Merck*, Supreme Court adopted an actual notice standard, holding that "a cause of action accrues (1) when the plaintiff did in fact discover, or (2) when a reasonably diligent plaintiff would have discovered, 'the facts constituting the violation'—whichever comes first." *Merck*, 130 S. Ct. at 1789-90. Significantly, the Court made clear that scienter is among the "facts constituting

the violation," reasoning that "[i]t would. . . frustrate the very purpose of the discovery rule in this provision . . . if the limitations period began to run regardless of whether a plaintiff had discovered any facts suggesting scienter." *Id.* at 1796. The Court observed that facts tending to show a materially misleading statement are ordinarily insufficient alone to show scienter. *Id.* at 1797.

429.   As discussed above, none of the Funds' generic, boilerplate risk disclosures put investors on notice of their Exchange Act claims. Similarly, a list of assets or an asset allocation chart alone (even if they had disclosed the risks associated with the assets) did not suggest to Plaintiffs or anyone else that Defendants were engaged in fraud. Rather, the Complaint alleges that investors first learned of Kelsoe's strategy during the summer of 2007, and pleads a first partial corrective disclosure on July 20, 2007, less than one year before the *Daniels* cases were filed. And even as of March 2008, Defendants continued to falsely classify assets to hide RHY's (and the other Funds') overconcentration of investments in ABS and MBS.

430.   Investors first learned on August 14, 2007, however, that RHY (and the other Funds) were unable to properly assign values to portfolio securities when the Funds each filed a Form 8-K, disclosing that they needed to retain an independent valuation consultant in order to properly value portfolio securities.

431.   When the Funds disclosed this information, their share prices plummeted.

432.   Indeed, as the Complaint alleges, "Kelsoe's funds had an impressive record, which attracted a lot of investors who didn't find out until th[e] summer [of 2007] just how he did it. . . ." Even if Plaintiffs knew that judgment played a role in the process of valuing illiquid portfolio securities, Plaintiffs did not know that Kelsoe was arbitrarily "adjusting" the prices of such securities in derogation of the Funds' valuation procedures.

433.   RHY's offering documents failed to explain that all benchmark "comparisons" were

rendered meaningless by the built-in mismatch of assets. In sum, Plaintiffs could not have discovered the facts constituting their Exchange Act claims as of until after the filing of class actions consolidated into the Consolidated Class Action.

B. PLAINTIFFS' CLAIMS UNDER THE SECURITIES ACT OF 1933 ARE TIMELY ASSERTED

434.   The Complaint asserts timely Securities Act claims on behalf of purchasers of RHY in both the Class and TAL Subclass. Claims under the Securities Act have a one-year statute of limitations and a three-year statute of repose. *See* 15 U.S.C. § 77m. The first complaint asserting Securities Act claims on behalf of RHY purchasers was the *Willis* complaint, No. 07- cv-2830, which was filed on December 21, 2007 and was in fact the first-filed complaint in this consolidated Closed-End Funds action. That date was less than one year after a reasonably diligent plaintiff would have discovered the facts underlying the violations.

1. The Statute of Repose Is Subject to *American Pipe* Tolling

435.   Defendants contend that even if *Willis* tolls the one-year statute of limitations for the present Complaint, the Securities Act claims are time-barred because *American Pipe* does not toll the three-year statute of repose, such that without tolling, the period of repose expired on January 19, 2009, before the *Jones* complaint was filed. With respect to the Securities Act claims asserted by Plaintiffs, even assuming *arguendo* that *Willis* did not toll the statute of repose, such claims are timely asserted nonetheless because the *Daniels* RHY action, No. 08-cv-2456, was filed on July 11, 2008, less than three years after RHY's initial offering.

2.   The *Willis* Action Timely Asserted Securities Act Claims

436.   As set forth above, although RHY disclosed that its portfolio securities were permitted to be invested in so-called "junk bonds," RHY's disclosures were insufficient to warn

investors of the risks of investing in that Fund. The true risks associated with investing in RHY did not begin to come to light until the summer of 2007 at the earliest.

437.   Moreover, in June 2007, when other market participants and investment professionals had recognized that "subprime mortgage pool losses would rise through the BBB MBS tranches and leap into Mezzanine CDOs," meaning that the "value of these securities was substantially impaired and even, imminently, worthless", Kelsoe reassured investors that "[a]lthough this downward volatility in the mortgage backed arena has had a negative impact on the net asset value of [RHY], . . . [it] has also provided an opportunity to buy assets at considerably higher yields than have been available for more than two years . . . . This is also the best opportunity we have seen in years to secure better portfolio earnings for quarters to come."[39] Nor can Defendants show that a reasonable investor should have known before December 21, 2006 that RHY's reported NAVs were false.[40] Accordingly, with respect to the Securities Act claims asserted on behalf of purchasers of RHY,

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[39] See *Betz v. Trainer Wortham & Co.*, 519 F.3d 863, 878 (9th Cir. 2008) ("[W]e cannot say that, as a matter of law, a reasonable investor in Betz's position should have discovered the facts giving rise to her claim before July 11, 2001, especially in light of the express assurances made by Defendants that they would remedy the problems with the account, which may have lulled a reasonable investor into inaction."). Considering that "the investing public justifiably places heavy reliance on the statements and opinions of corporate insiders," *Apple Computer*, 886 F.2d at 1116, the factfinder could readily conclude that Kelsoe's assurances had such a lulling effect. *See LC Capital Partners, LP v. Frontier Ins. Grp., Inc.*, 318 F.3d 148, 155 (2d Cir. 2003) (investors are not placed on inquiry notice when "the warning signs are accompanied by reliable words of comfort from management"); *Phillips v. Kidder Peabody & Co.*, 782 F. Supp. 854, 864 (S.D.N.Y. 1991) (articles did not trigger duty of inquiry where Defendants were also disseminating positive information).

[40] After *Merck*, courts have declined to apply "inquiry notice" in favor of the "discovery rule" to determine whether Securities Act claims are timely. *See In re Wachovia Equity Sec. Litig.*, 753 F. Supp. 2d 326, 371 n.39 (S.D.N.Y. 2011); *Public Employees' Ret. Sys. of Miss. v. Merrill Lynch & Co.*, 714 F. Supp. 2d 475, 479-80 (S.D.N.Y. 2010).

these claims were first filed less than three years after RHY's shares were *bona fide* offered to the public (January 19, 2006) and within one year of discovery of the facts constituting the claim. Plaintiffs' Securities Act claims are tolled and during the pendency of the Consolidated Class Action and timely asserted.

438.   Plaintiffs exercised reasonable diligence to discovery potential claims against Defendants. Plaintiffs read all financial reports released by the Funds and all materials provided by Plaintiffs' broker, Morgan Keegan & Company. None of this information would have reasonably put Plaintiffs on notice of Plaintiffs' claims because the information did not disclose any of the material information that Plaintiffs allege were concealed from them or the omissions made by Defendants alleged herein.

439.   The Plaintiffs could not have discovered facts constituting the elements of Plaintiffs' claims, including scienter, nor would any reasonably diligent plaintiff discovery, herein until after the first of the Consolidated Class Action was filed on December 21, 2007.

440.   Certainly none of the facts related to the scienter element of Plaintiffs' claims as set forth herein were not discoverable by Plaintiffs using reasonable diligence because the facts related to scienter of Defendants was not made public until the date of the release of the Multi-State Notice of Intent or the SEC Administrative Action against the Defendants filed on or about April 7, 2010, and the very earliest.

XII.   DAMAGES

441.   Plaintiffs have sustained damages as a direct and proximate result of the wrongful conduct of Defendants as alleged herein in excess of $2,700,000. A summary dates and amounts of Plaintiffs purchases of the Funds are shown below. The purchase summary below also shows that the deceptive Offering Materials, deceptive marketing brochures, and deceptive financial statements,

all as alleged herein, were being distributed to Plaintiffs at the time of their purchases of the Funds.[41]

Security	Date	Transaction	Marked	Price	Quantity	Amount	Prospectus Enclosed or Distributed via Web? (Ex. 2A, 14P-T)	Brochure Distributed at Time? (Ex. Folder 6-9)	Auditor Opinion (Ex. 28A, 28A1)
RMK Strategic Income (RSF) (RSF)	3/23/2004	Purchase	Solicited/IPO	15.00	50,000.00	(750,000.00)	Enclosed	Yes	
RMK Advantage Income (RMA)	11/12/2004	Purchase	Solicited/IPO	15.00	40,000.00	(600,000.00)	Enclosed	Yes	
RMK Advantage Income (RMA)	12/29/2004	Purchase	Unsolicited	15.94	31,000.00	(496,142.90)	Distributed	Yes	
RMK Strategic Income (RSF)	10/8/2005	Purchase	Solicited	16.30	4,500.00	(74,111.37)	Distributed	Yes	
RMK Multi Sector High Income (RHY)	1/24/2006	Purchase	Solicited/IPO	15.00	33,000.00	(495,000.00)	Enclosed	Yes	
RMK Multi Sector High Income (RHY)	6/27/2007	Purchase		14.58	1,300.00	(19,236.46)	Distributed	Yes	Unreliable
RMK Multi Sector High Income (RHY)	6/27/2007	Purchase		14.52	1,500.00	(22,103.67)	Distributed	Yes	Unreliable
RMK Multi Sector High Income (RHY)	6/27/2007	Purchase		14.49	2,000.00	(29,416.75)	Distributed	Yes	Unreliable
RMK Advantage Income (RMA)	7/18/2007	Purchase		12.65	8,200.00	(104,550.00)	Distributed	Yes	Unreliable
RMK Advantage Income (RMA)	7/18/2007	Purchase		12.64	1,000.00	(12,736.75)	Distributed	Yes	Unreliable
RMK Advantage Income (RMA)	7/19/2007	Purchase		12.61	5,800.00	(74,298.00)	Distributed	Yes	Unreliable
RMK Advantage Income (RMA)	7/19/2007	Purchase		12.60	6,500.00	(83,205.25)	Distributed	Yes	Unreliable
RMK Advantage Income (RMA)	7/24/2007	Purchase		11.88	6,200.00	(75,185.54)	Distributed	Yes	Unreliable
RMK Multi Sector High Income (RHY)	8/17/2007	Sale		6.86	(4,800.00)	32,282.18	Distributed	Yes	Unreliable
RMK Strategic Income (RSF)	8/17/2007	Sale		6.40	(10,097.00)	64,148.28	Distributed	Yes	Unreliable
RMK Strategic Income (RSF)	8/17/2007	Sale		6.37	(50,000.00)	316,079.17	Distributed	Yes	Unreliable
RMK Multi Sector High Income (RHY)	8/23/2007	Purchase		9.65	2,000.00	(19,581.96)	Distributed	Yes	Unreliable
RMK Multi Sector High Income (RHY)	8/23/2007	Purchase		9.30	1,000.00	(9,440.98)	Distributed	Yes	Unreliable
RMK Multi Sector High Income (RHY)	8/23/2007	Purchase		9.27	2,000.00	(18,821.96)	Distributed	Yes	Unreliable
RMK Multi Sector High Income (RHY)	8/23/2007	Purchase		9.26	2,000.00	(18,801.96)	Distributed	Yes	Unreliable
RMK Multi Sector High Income (RHY)	8/23/2007	Purchase		9.25	2,000.00	(18,781.96)	Distributed	Yes	Unreliable
RMK Strategic Income (RSF)	11/14/2007	Purchase		4.98	4,900.00	(24,970.87)	Distributed	Yes	Unreliable

XIII.   CLAIMS FOR RELIEF

COUNT I
For Violations of Section 11 of the Securities Act Against RMK Multi-Sector and the Director Defendants

442.   Plaintiffs repeat and re-allege each and every allegation above as if fully set forth herein.

443.   This Count is brought pursuant to Section 11 of the Securities Act against Defendants RMK Multi-Sector, Morgan, and Alderman.

---

[41] The purchase summary references whether the Prospectus was enclosed with Plaintiffs' original purchase, whether the Morgan Keegan marketing brochures were enclosed or distributed, and whether the auditor opinion ultimately determined the financial statements were unreliable at the time of purchases. Exhibit references do not refer to exhibits attached to Complaint.

444.   The Plaintiffs purchased or otherwise acquired shares of RMK Multi-Sector issued pursuant or traceable to the RHY Offering Materials.

445.   RMK Multi-Sector was the registrant for the RHY Registration Statement and issued shares pursuant to the RHY Offering Materials.

446.   Morgan Keegan was the underwriter for the shares issued pursuant to the RHY Offering Materials.

447.   Defendants Morgan and Alderman each signed the RHY Offering Materials.

448.   At the time the RHY Offering Materials were filed and became effective, Defendants Morgan and Alderman were each directors of RMK Multi-Sector.

449.   As set forth above, the RHY Offering Materials contained untrue statements of material fact. In addition, the RHY Offering Materials omitted to state other facts required to be stated therein or necessary to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing the RHY Offering Materials.

450.   RMK Multi-Sector, as issuer, is strictly liable for the material misstatements and omissions contained in the RHY Offering Materials.

451.   The other Defendants named in this Count owed to the Plaintiffs the duty to make a reasonable and diligent investigation of the statements contained in the RHY Offering Materials, to ensure that the statements contained or incorporated by reference therein were true and that there was no omission to state a material fact required to be stated therein in order to make the statements contained therein not misleading.

452.   These Defendants did not make a reasonable and diligent investigation of the statements contained or incorporated by reference in the RHY Offering Materials, and did not possess reasonable grounds for believing that the RHY Offering Materials did not contain an untrue

statement or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

453.   Similarly, the Director Defendants named in this Count were reckless and negligent in failing to conduct a reasonable investigation of the statements contained in the RHY Offering Materials regarding RMK Multi-Sector's financial performance, internal controls, diversification, compliance with fundamental investment objectives, and pricing practices and did not possess reasonable grounds for believing that the statements contained therein were true and not materially misstated.

454.   Plaintiffs purchased RMK Multi-Sector's shares issued pursuant or traceable to the RHY Offering Materials and were damaged thereby.

455.   Plaintiffs did not know, nor in the exercise of reasonable diligence could have known, of the untrue statements of material fact or omissions of material facts in the RHY Offering Materials when they purchased or acquired their securities. Less than one year has elapsed – including tolling of the statute of limitations during pendency of class actions -- between the time they discovered or reasonably could have discovered the facts upon which this Count is based and the time this claim was brought. Less than three years have elapsed – including tolling of the statute of limitations during pendency of class actions -- between the time that the securities upon which this Count is brought were *bona fide* offered to the public and the time this action was commenced.

456.   By reason of the foregoing, the Defendants named in this Count are liable to the Plaintiffs for violations of Section 11 of the Securities Act.

COUNT II
For Violations of Section 12(a)(2) of the Securities Act
Against RMK Multi-Sector

457.   Plaintiffs repeat and re-allege each and every allegation above as if fully set forth

herein. For purposes of this Count, Plaintiffs assert only strict liability and negligence claims and expressly disclaim any claim of fraud or intentional misconduct.

458.   This Count is brought pursuant to Section 12(a)(2) of the Securities Act against Defendant RMK Multi-Sector as seller of the shares of RMK Multi-Sector in the RMK Multi-Sector IPO.

459.   Morgan Keegan was the underwriter for the shares issued pursuant to the RMK Multi-Sector IPO.

460.   This claim is brought by Plaintiffs who purchased or otherwise acquired RMK Multi-Sector shares issued pursuant to the RHY Offering Materials.

461.   RMK Multi-Sector solicited the purchase of its shares by the use of means or instruments of transportation or communication in interstate commerce or of the mails and by means of the RHY Offering Materials.

462.   As alleged herein, the RHY Offering Materials contained untrue statements of material fact. In addition, the RHY Offering Materials omitted to state material facts required to be stated therein or necessary to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing the RHY Offering Materials.

463.   RMK Multi-Sector owed to the Plaintiffs the duty to make a reasonable and diligent investigation of the statements contained in the RHY Offering Materials, to ensure that the statements contained or incorporated by reference therein were true and that there was no omission to state a material fact required to be stated therein in order to make the statements contained therein not misleading.

464.   RMK Multi-Sector did not make a reasonable and diligent investigation of the statements contained or incorporated by reference in the RHY Offering Materials and did not

possess reasonable grounds for believing that the RHY Offering Materials did not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

465.   Plaintiffs purchased RMK Multi-Sector's shares pursuant to the RHY Offering Materials and were damaged thereby.

466.   Plaintiffs did not know, nor in the exercise of reasonable diligence could have known, of the untrue statements of material fact or omissions of material facts in the RHY Offering Materials when they purchased or acquired the securities. Less than one year has elapsed between the time they discovered or reasonably could have discovered the facts upon which this Count is based and the time this claim was brought. Less than three years have elapsed between the time that the securities upon which this Count is brought were *bona fide* offered to the public and the time this action was commenced.

467.   By reason of the foregoing, the Defendants named in this Count are liable to the Plaintiffs for violations of Section 12(a)(2) of the Securities Act. The Plaintiffs and Plaintiffs hereby tender their securities to their respective sellers and seek rescission of their purchases to the extent that they continue to own such securities.

COUNT III
For Violations of Section 15 of the Securities Act
Against the Director Defendants

468.   Plaintiffs repeat and re-allege each and every allegation above as if fully set forth herein.

469.   This Count is brought pursuant to Section 15 of the Securities Act against the Director Defendants, on behalf of Plaintiffs who purchased or acquired RMK Multi-Sector's shares

pursuant to the RHY Offering Materials.

470. RMK Multi-Sector violated Section 11 of the Securities Act by issuing the RHY Offering Materials which contained untrue statements of material fact and omitted to state material facts required to be stated therein or necessary in order to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing the RHY Offering Materials.

471. RMK Multi-Sector violated Section 12(a)(2) of the Securities Act by soliciting the purchase of RMK Multi-Sector's shares by means of the RHY Offering Materials which contained untrue statements of material fact and omitted to state material facts required to be stated therein or necessary in order to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing the RHY Offering Materials.

472. The Director Defendants were controlling persons of RMK Multi-Sector when the RHY Offering Materials were filed and became effective, because of their senior executive positions with the Funds; their direct involvement in RMK Multi-Sector's' day-to-day operations; and their signatures on and participation in the preparation and dissemination of the RHY Offering Materials.

473. By virtue of the foregoing, the Director Defendants each had the power to influence and control, and did influence and control, directly or indirectly, the decision-making of RMK Multi-Sector, including the content of its financial statements and the RHY Offering Materials.

474. The Director Defendants acted negligently and without reasonable care regarding the accuracy of the information contained and incorporated by reference in this Registration Statement and Prospectus and lacked reasonable grounds to believe that such information was accurate and complete in all material respects.

475. The Plaintiffs purchased RMK Multi- Sector shares pursuant or traceable to the RHY

Offering Materials, and were damaged thereby.

476. The Plaintiffs did not know, nor in the exercise of reasonable diligence could have known, of the untrue statements of material fact or omissions of material facts in the RMK Multi-Sector Offering Materials when they purchased or acquired the securities.

477. By reason of the foregoing, the Defendants are liable to the Plaintiffs for violations of Section 15 of the Securities Act.

COUNT IV
**For Violations of Section 10(b) of the Exchange Act and SEC Rule 10b-5 Against
RMH, RSF, RMA, RHY, and the Officer Defendants**

478. Plaintiffs repeat and re-allege each and every allegation set forth above as if fully set forth herein.

479. This Count is asserted pursuant to Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder by the SEC, on behalf of Plaintiffs against the RMK Closed End Funds and the Officer Defendants.

480. As alleged herein, these Defendants, individually and in concert, directly and indirectly, by the use of the means or instrumentalities of interstate commerce, the mails and/or the facilities of national securities exchanges, made untrue statements of material fact and/or omitted to state material facts necessary to make their statements not misleading and carried out a plan, scheme and course of conduct, in violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. These Defendants intended to and did, as alleged herein, (i) deceive the investing public, including Plaintiffs; (ii) artificially inflate and maintain the prices of the Funds' publicly traded securities as alleged herein; and (iii) cause Plaintiffs to purchase the Funds securities at artificially inflated prices.

481.   The Officer Defendants were individually and collectively responsible for making the false and misleading statements and omissions alleged herein and having engaged in a plan, scheme and course of conduct designed to deceive Plaintiffs, by virtue of having prepared, approved, signed and/or disseminated documents (other than the RMK Multi-Sector Offering Materials complained of herein, which are not subjects of this Count) which contained untrue statements of material fact and/or omitted facts necessary to make the statements therein not misleading.

482.   As set forth above, Defendants made their false and misleading statements and omissions and engaged in the fraudulent activity described herein knowingly and intentionally, or in such a deliberately reckless manner as to constitute willful deceit and fraud upon Plaintiffs who purchased the Funds' securities.

483.   In ignorance of the false and misleading nature of these Defendants' statements and omissions, and relying directly or indirectly on those statements or upon the integrity of the market prices for the Funds' publicly traded securities, Plaintiffs purchased the Funds' securities at artificially inflated prices. But for the fraud, Plaintiffs would not have purchased the Funds' securities at artificially inflated prices. As set forth herein, when the true facts were subsequently disclosed, the prices of the Funds' publicly traded securities declined precipitously and Plaintiffs were harmed and damaged as a direct and proximate result of their purchases of the Funds' securities at artificially inflated prices and the subsequent decline in the prices of those securities when the truth began to be disclosed.

484.   By virtue of the foregoing, Defendant RMH, RSF, RMA, and RHY, and the Officer Defendants are liable to Plaintiffs for violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

COUNT V
For Violations of Section 20(a) of the Exchange Act, Against the Officer Defendants, the Director Defendants, MAM, MK Holding, and RFC

485.   Plaintiffs repeat and re-allege each of the allegations set forth above as if fully set forth herein.

486.   This Count is asserted pursuant to Section 20(a) of the Exchange Act against the Officer Defendants, the Director Defendants, MAM, MK Holding, and RFC on behalf of Plaintiffs.

487.   Specifically, this Count is asserted against RFC, as the controlling person of MK Holding, MAM, and Morgan Keegan; MK Holding, as the controlling person of MAM; MAM, as a controlling person of the Funds; and the Officer Defendants and Director Defendants as officers and directors of RFC, MAM, and/or Morgan Keegan.

488.   Each of the Defendants named in this Count, by virtue of its position as the manager of, and investment advisor to, the Funds, as the administrator of the Funds, or as the wholly owning parent of a Defendant, were controlling persons of the Funds. The Defendants named in this Count abused their control and domination of the Funds. Defendant Allen B. Morgan, Jr. directed Defendant Carter Anthony, President of MAM from 2001 through 2006, to "leave Kelsoe alone" and to give Kelsoe whatever he wanted or needed. The Defendants named in this Count managed the Funds and directly or indirectly controlled the Funds, or were officers or directors of the Funds, and materially participated in the conduct giving rise to the liability asserted herein.

489.   The Defendants named in this Count had knowledge of, and participated in the Funds' transaction of business, and otherwise by exercising control over the Funds. Accordingly, the Defendants named in this Count had the power to control the general business affairs of the Funds, and the power to directly or indirectly control or influence the specific corporate policy (*e.g.*, the content of the Funds' financial statements and other public statements), which resulted in primary

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liability.

490.   MAM directly or indirectly controlled the Funds through the performance of their

obligations under the Advisory Agreements and AAS Agreements, pursuant to which all of the

business, administrative, managerial, clerical and/or other functions attendant to the operation of the

Funds' business was performed by MAM and Morgan Keegan, including providing officers and

employees to the Funds. MAM and Morgan Keegan, which were effectively alter egos, functioned

as the officers and directors of the Funds, or occupied a similar status or performed similar

functions, and were controlling persons of the Funds.

491.   The Defendants named in this Count are persons who controlled the Funds, which are

liable under Section 10(b) of the Exchange Action and SEC Rule 10b-5 thereunder to the extent that

their wrongful conduct is attributable to the Funds, and shall also be liable jointly and severally with

and to the same extent as the Funds to Plaintiffs to whom such controlled persons are liable.

492.   By reason of the foregoing, Defendants named in this Count are liable to Plaintiffs for

violations of Section 20(a) of the Exchange Act.

COUNT VI
For Violations of the Tennessee Consumer Protection Act

493.   Plaintiffs repeat and re-allege each and every allegation above as if fully set forth

herein.

494.   Defendants engaged in trade, commerce, and/or consumer transactions, as defined in

T.C.A. § 47-18- 103(1), in connection with the management, marketing, and sale of the Funds, a

violation of the Tennessee Consumer Protection Act ("TCPA").

495.   Defendants engaged in unfair and/or deceptive acts and practices affecting the

conduct of trade and commerce in violation of § 47-18-104 in connection with Plaintiffs' investments, thereby directly and proximately causing damage to Plaintiffs.

496.   Plaintiffs are entitled, pursuant to § 47-18-109, to recover from these Defendants

their actual damages, plus treble damages, pre-judgment interest, and attorney's fees pursuant to §

47-18-109.

497.   Defendants' offering of financial products and services to consumers, as alleged

herein, constitutes the offering of or providing of "goods" and/or "services" and constitutes "trade,"

"commerce" and/or a "consumer transaction" as defined in Tenn. Code Ann. §§ 47-18-103 (5), (10)

and (11).

498.   All of the acts and practices engaged in and employed by Defendants, as alleged

herein, are "unfair or deceptive acts or practices affecting the conduct of any trade or commerce" in

Tennessee, which are declared unlawful by Tenn. Code Ann. § 47-18-104(a).

499.   Defendants have caused likelihood of confusion or of misunderstanding as to the

affiliation, connection or association with, or certification by, another, in violation of Tenn.20 Code

Ann. § 47-18-104(b)(3).

500.   Defendants have misrepresented that his services have approval, characteristics, uses

or benefits that Defendants do not have, in violation of Tenn. Code Ann. § 47-18-104(b)(5).

501.   Defendants have misrepresented that his services are of a particular standard, quality,

or grade, in violation of Tenn. Code Ann. § 47-18-104(b)(7).

502.   Defendants have used statements or illustrations in advertisements which create a

false impression of the quality, value, or origin of the goods or services offered, in violation of Tenn.

Code Ann. § 47-18-104(b)(21).

503.   The acts and practices engaged in and employed by Defendants to promote and

market the Funds sold to Plaintiffs as alleged herein are deceptive to the consumer in violation of

Tenn. Code Ann. § 47-18-104(b)(27).

504.   Plaintiffs would not have purchased the Funds if the Defendants had complied with

and not violated the TCPA.

505.   Plaintiffs exercised reasonable diligence to discovery Defendant's violation of the

TCPA. However, because of the Defendants' concealment, misrepresentations, and omissions set

forth in this Complaint, Plaintiffs were not able to discover, or had reason to discover, Defendants'

violation of the TCPA related to the Funds until after the date of filing what became the

Consolidated Class Action. Plaintiffs neither actually discovered -- nor any reasonably diligent

plaintiff would have discovered-- all of the facts constituting the violation, including scienter, which

constituted Plaintiffs' claims until after the filing of the respective actions containing such claims

and comprising the Consolidated Class Action the claims that Plaintiffs. Therefore, Plaintiffs'

TCPA claims were and are tolled by the Consolidated Class Action and, as a result, Plaintiffs'

TCPA claims are timely asserted.

506.   Plaintiffs' TCPA claims against MAM and Kelsoe because of MAM and Kelsoe's

concealment, misrepresentations, and omissions set forth in this Complaint, Plaintiffs were not able

to discover, or had reason to discover, Defendants' violation of the TCPA related to the Funds until

after the date of filing of the Multi-State Notice of Intent and the SEC Administrative Complaint

filed against Defendants on or about April 7, 2010. Plaintiffs neither discovered -- nor any

reasonably diligent plaintiff would have discovered-- all of the facts constituting the violation,

including scienter, which constituted Plaintiffs' claims maintainable until disclosure of the facts set

forth in the Multi-State Notice of Intent and the SEC Administrative Action on or about April 7,

2010. Therefore, Plaintiffs' TCPA claims were and are tolled by the Consolidated Class Action

maintaining Section 10(b) and SEC Rule 10(b)5 claims against Defendants on those same facts filed on or about July 11, 2008 and, as a result, Plaintiffs' TCPA claims based on those facts are timely

asserted.

COUNT VII
For Violations of the Tennessee Securities Act

507.   Plaintiffs repeat and re-allege each and every allegation above as if fully set forth

herein.

508.   Defendants promoted and assisted in the marketing of the Funds and the sale of its

shares to investors, including Plaintiffs. Defendants engaged in these acts to create revenue for

themselves.

509.   Defendants received a portion of the money invested by the Plaintiffs in the Funds.

510.   In connection with the sale of shares in the Funds to plaintiffs, Defendants failed to

disclose facts necessary to make the facts given plaintiffs not misleading and engaged in acts,

practices, and a course of conduct that constituted a fraud or deceit on plaintiffs, all in violation of

T.C.A. § 48-2-121 et seq. ("TSA").

511.   Defendants Funds, RFC, MK Holding, and MAM were controlling persons of the

Funds, Officer Defendants, Director Defendants, and Kelsoe pursuant to T.C.A. § 48-2-122(g) et

seq.

512.   The Defendants violated T.C.A. § 48-2- 121 because they failed to disclose facts

necessary to make the facts given Plaintiffs not misleading and engaged in acts, practices, and a

course of conduct that constituted a fraud or deceit on Plaintiffs.

513.   Plaintiffs are therefore entitled to recover from Defendants all remedies afforded by

T.C.A. § 48-2-122, including rescissionary damages, interest, and attorney's fees.

514.   However, because of the Defendants' concealment, misrepresentations, and

omissions set forth in this Complaint, Plaintiffs were not able to discover, or had reason to discover, Defendants' violation of the TSA related to the Funds until after the date of filing what became the Consolidated Class Action. Plaintiffs neither discovered -- nor any reasonably diligent plaintiff would have discovered-- all of the facts constituting the violation, including scienter, which constituted Plaintiffs' claims until after the filing of the respective actions containing such claims and comprising the Consolidated Class Action the claims that Plaintiffs. Therefore, Plaintiffs' TSA claims were and are tolled by the Consolidated Class Action and, as a result, Plaintiffs' TSA claims are timely asserted.

515.   Plaintiffs' TCPA claims against MAM and Kelsoe because of MAM and Kelsoe's concealment, misrepresentations, and omissions set forth in this Complaint, Plaintiffs were not able to discover, or had reason to discover, Defendants' violation of the TSA related to the Funds until after the date of filing of the Multi-State Notice of Intent and the SEC Administrative Complaint filed against Defendants on or about April 7, 2010. Plaintiffs neither discovered -- nor any reasonably diligent plaintiff would have discovered-- all of the facts constituting the violation, including scienter, which constituted Plaintiffs' TSA claims until disclosure of the facts set forth in the Multi-State Notice of Intent and the SEC Administrative Action on or about April 7, 2010. Therefore, Plaintiffs' TSA claims were and are tolled by the Consolidated Class Action maintaining Section 10(b) and SEC Rule 10(b)5 claims against Defendants on those same facts filed on or about July 11, 2008 and, as a result, Plaintiffs' TSA claims based on those facts are timely asserted.

COUNT VIII
For Violations of the Mississippi Securities Act

516.   Plaintiffs repeat and re-allege each and every allegation above as if fully set forth herein.

517.   By reason of the matters above described, Plaintiffs are entitled to legal and equitable relief, including rescission, and to recover all their damages, based on Defendants' violations of the Mississippi Securities Act.   Miss. Code Ann. §§ 75-71-101 et seq. ("MSA").

518.   Defendants' violations of the provisions of the MSA were the direct and proximate cause of damages to Plaintiff.

519.   Plaintiffs are entitled to recover under the provisions under MSA, including, without limitation, rescission, consequential damages, plus interest at the legal rate, plus recovery of profits earned from the transactions by Defendants, expenses of litigation, including reasonably attorney's fees and costs.

520.   Defendants Funds, RFC, MK Holding, and MAM were controlling persons of the Funds, Officer Defendants, Director Defendants, and Kelsoe pursuant to the MSA.

521.   Because of the Defendants' concealment, misrepresentations, and omissions set forth in this Complaint, Plaintiffs were not able to discover, or had reason to discover, Defendants' violation of the MSA related to the Funds until after the date of filing what became the Consolidated Class Action. Plaintiffs neither discovered -- nor any reasonably diligent plaintiff would have discovered-- all of the facts constituting the violation, including scienter, which constituted Plaintiffs' MSA claims until after the filing of the respective actions containing such claims and facts comprising the Consolidated Class Action the claims that Plaintiffs. Therefore, Plaintiffs' MSA claims were and are tolled by the Consolidated Class Action and, as a result, Plaintiffs' MSA claims are timely asserted.

522.   Plaintiffs bring their MSA claims against Defendant Funds, RFC, MAM, and Kelsoe because of MAM and Kelsoe's concealment, misrepresentations, and omissions set forth in this Complaint.

523. Plaintiffs were not able to discover, or had reason to discover, Defendants' violation of the MSA related to the Funds at least until after the date of filing of the Multi-State Notice of Intent and the SEC Administrative Complaint filed against Defendants on or about April 7, 2010 or the other facts alleged herein. Plaintiffs neither discovered -- nor any reasonably diligent plaintiff would have discovered-- all of the facts constituting the violation, including scienter, which constituted Plaintiffs' MSA claims until disclosure of the facts set forth in the Multi-State Notice of Intent and the SEC Administrative Action on or about April 7, 2010, at the earliest. Therefore, Plaintiffs' MSA claims were and are tolled by the Consolidated Class Action maintaining Section 10(b) and SEC Rule 10(b)5 claims against Defendants on those same facts filed on or about July 11, 2008, and, as a result, Plaintiffs' MSA claims based on those facts are timely asserted.

XII. PRAYER FOR RELIEF

WHEREFORE, Plaintiffs respectfully pray for judgment as follows:

A. Declaring and determining that Defendants violated the Securities Act and Exchange Act by reason of the acts and omissions alleged herein;

B. Declaring and determining that Defendants violated the Mississippi Securities Act and by reason of the acts and omissions alleged herein;

C. Declaring and determining that Defendants violated the Tennessee Securities Act and by reason of the acts and omissions alleged herein;

D. Restitution of investors' monies of which they were defrauded;

E. Awarding Plaintiffs compensatory damages against all Defendants, jointly and severally, in an amount to be proven at trial together with prejudgment interest thereon;

F. Awarding Plaintiffs the right to rescind the Funds' securities to the extent they continue to hold such securities;

G.   Awarding Plaintiffs their reasonable costs and expenses incurred in this action, including but not limited to attorney's fees and fees and costs incurred by consulting and testifying expert witnesses;

H.   That this Court adjudge and decree that Defendants have each engaged in the aforementioned acts or practices which violate the Tennessee Consumer Protection Act;

I.   Order the disgorgement by defendants of all fees earned with respect to the investments improperly sold to plaintiffs;

J.   Award to plaintiffs punitive damages or treble damages.

K.   Granting such other and further relief as the Court deems just and proper.

XIV.   DEMAND FOR JURY TRIAL

Plaintiffs demand a trial by jury of all issues so triable.

Dated: August 22, 2013

HARRIS SHELTON HANOVER WALSH, PLLC

By: */s/ Christopher S. Campbell*
Christopher S. Campbell (TN BPR No. 18061)
Laura S. Martin (TN BPR No. 26457)
One Commerce Square Building
40 S. Main Street, Suite 2700
Memphis, TN 38103
Telephone: (901) 525-1455
Facsimile: (901) 526-4086
ccampbell@harrisshelton.com
lmartin@harrisshelton.com

JAMES A. DUNLAP JR. & ASSOCIATES LLC

By: */s/James A. Dunlap Jr.*
James A. Dunlap Jr. (Georgia Bar No. 003280)
310 Windsor Gate Cove NE

-186-

Atlanta, Georgia 30342
Telephone: (404) 354-2363
Facsimile: (404)745-0195
jim@jamesdunlaplaw.com

Counsel for Plaintiffs

CERTIFICATE OF SERVICE

I hereby certify that on August 22, 2013, I electronically filed the foregoing document with the Clerk of the Court using the CM/ECF system, which will send notification of such filing to the following participating CM/ECF participants:

Furthermore, I hereby certify that I have mailed the document via the U.S. Postal Service to the following non-CM/ECF participants:

By: */s/ James A. Dunlap Jr.*
        James A. Dunlap Jr., Esq.

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE

W. Thomas Small, Jr.,	)	
	)	
Plaintiff,	)	
	)	
v.	)	**Case No. _____**
	)	
	)	
RMK High Income Fund, Inc., RMK Strategic	)	Action for Violations of the
Income Fund, Inc., RMK Advantage Income	)	Securities Act of 1933, Securities and
Fund, Inc., and RMK Multi- Sector High	)	Exchange Act of 1934, Section 10(b) of
Income Fund, Inc., Morgan Keegan &	)	the Securities and Exchange Act and
Company, Inc., Regions Financial Corporation,	)	SEC Rule 10(b)5, the Tennessee
MK Holding, Inc., Morgan Asset Management,	)	Securities Act, the Mississippi
Inc., James C. Kelsoe, Jr., Carter E. Anthony,	)	Securities Act, and the Tennessee
Brian B. Sullivan, Joseph Thompson Weller,		Consumer Protection Act
Allen B. Morgan, and J. Kenneth Alderman.		

Defendants.

_____

COMPLAINT

Plaintiff W. Thomas Small Jr. ("Plaintiff") file this his Complaint for Violations

of the Federal Securities Laws (the "Complaint") asserting claims against (i) RMK High

Income Fund, Inc. ("RMK High Income" or "RMH"); (ii) RMK Strategic Income Fund, Inc.

("RMK Strategic" or "RSF"); (iii) RMK Advantage Income Fund, Inc. ("RMK Advantage" or

"RMA"); and (iv) RMK Multi- Sector High Income Fund, Inc. ("RMK Multi-Sector" or

"RHY") (collectively, the "RMK Closed-End Funds" or the "Funds")[1] and the other

---

[1] On July 29, 2008, the Funds were acquired by Hyperion Brookfield Asset Management, Inc. and rebranded as "Helios" funds. RMK High Income is now the Helios High Income Fund, Inc. (NYSE: HIH). RMK Strategic is now the Helios Strategic Income Fund, Inc. (NYSE: HSA). RMK Advantage is now the Helios Advantage Income Fund, Inc. (NYSE: HAV). And RMK Multi-Sector is now the Helios Multi-Sector High Income Fund, Inc. (NYSE: HMH). named herein; (iii) review and analysis of research reports issued by financial analysts concerning the RMK Closed-End Funds' securities and securities held in the Funds' portfolios;

Defendants named herein, allege the following upon personal knowledge as to themselves and

their own acts, and upon information and belief as to all other matters.

Plaintiff's information and belief as to allegations concerning matters other

than themselves and their own acts is based upon, among other things: (i) review and analysis

of documents filed publicly by the RMK Closed-End Funds with the Securities and Exchange

Commission (the "SEC"); (ii) review and analysis of press releases, news articles, reports and

findings of fact by state and federal law enforcement agencies, and other public statements

issued by or concerning the RMK Closed-End Funds and the other Defendants.

(iv) other publicly available information and data concerning the Funds, including information
concerning investigations of the Funds being pursued by the SEC, the Alabama Securities
Commission, the Kentucky Department of Financial Institutions, the Mississippi Secretary of
State's Office, the South Carolina Office of the Attorney General, and the Financial Industry
Regulatory Authority ("FINRA"); (vi) an investigation conducted by and through Plaintiff's
attorneys, which included interviews of numerous former employees of the Defendants herein;
(vii) review and analysis of news articles, media reports, and other publications; and (viii)
review and analysis of pleadings filed in other pending litigations naming certain of the
Defendants herein as defendants or nominal defendants.

Table of Contents

I.   NATURE AND SUMMARY OF THE ACTION

1.   This is a case about four closed-end mutual funds that were issued, underwritten,

sold, and managed by two wholly owned and controlled subsidiaries of Defendant Regions Financial

Corporation ("RFC"). The Funds were originally offered under the "Regions Morgan Keegan" or

"RMK" brand, as part of a $6 billion "fund complex" operating within the Regions family of

companies (the "Complex").

2.   Plaintiff bring this federal securities action on the publicly traded securities of: (1)

RMH (2) RSF; (3) RMA; and (4) RHY, or pursuant or traceable to the Registration Statement,

Prospectus, and Statement of Additional Information (the "RHY Offering Materials") filed by RHY

on or about January 19, 2006 with the SEC, and was damaged thereby.

3.   As alleged in greater detail below, the Funds were at the center of a "scheme [that]

had two architects—a portfolio manager responsible for lies to investors about the true value of the

assets in his funds, and a head of fund accounting who turned a blind eye to the [Funds'] bogus

valuation process." SEC Apr. 7, 2010 Press Release, Statement of Robert Khuzami, Director of the

SEC's Division of Enforcement.

4.   By way of summary, Plaintiff allege herein that:

- The Funds ***concentrated between 65%-70%*** of their portfolio securities in ***Asset-Backed Securities ("ABS"),***[2] a ***single industry*** defined in the SEC's Standard Industrial Classification Code List, in violation of a stated "fundamental investment

_____

[2] "ABS" are defined as "securit[ies] created by pooling loans other than residential prime mortgage loans and commercial mortgage loans." (Emphasis in original.) See Frank J. Fabozzi, Bond Markets, Analysis, and Strategies (7th ed.), at 354. "ABS," as that term is used herein, includes subprime Residential Mortgage Backed Securities ("RMBS") and Commercial Mortgage Backed Securities ("CMBS"), Collateralized Debt Obligations ("CDOs"), Collateralized Mortgage Obligations ("CMOs"), and Collateralized Loan Obligations ("CLOs"). The term "Structured Finance" securities or products is also used herein synonymously with ABS.

limitation" pursuant to which the Funds could not purchase securities if 25% or more of their total assets would be invested in the same industry. The Funds further violated this stated policy by investing between *27%-32% of their portfolio securities in subprime mortgage-related ABS*, another distinct industry defined by the SEC (*see infra* at ¶¶ 15-16, 83-88);

- The Funds *falsely classified more than $240 million of ABS —18%* of the Funds' gross initial market capitalization—as "corporate bonds" and "preferred stocks" to hide their same industry violations and to appear more diversified than they actually were (*see infra* at ¶¶ 15-16, 81-87);

- The Funds *fraudulently overstated* the values of portfolio securities, manipulated price quotations provided by at least one third-party broker- dealer, and subsequently reported false Net Asset Values ("NAVs"). On June 10, 2010, the Funds announced that their previously issued financial statements for fiscal years 2006, 2007, and 2008 could not be relied upon; and issued a $37.5 million financial restatement for fiscal year 2009 (*see infra* at ¶¶ 34-38, 230-234);

- The Funds were *falsely characterized as "high yield bond funds"[3]* and likened to investments in corporate bonds and preferred stocks—false statements that were compounded by the use of an inappropriate benchmark index (*see infra* at ¶¶ 11, 24-26, 171-182); and

- The Funds falsely touted their professional portfolio management by "one of America's leading high-yield fund managers" when, in fact, portfolio securities *frequently were purchased blindly* without the exercise of basic due diligence (*see infra* at ¶¶ 9-11, 113-15).

- The Funds falsely touted their performance, including a relatively low default rate (1-2%) when, in fact, Funds' portfolios were collapsing in value even when not in default (*see infra* at ¶¶ 25-25, 111-123)

A.   The Formation of the Funds

5.   The first of the Funds at issue here, Defendant RMH, was registered with the SEC as

a closed-end investment company as defined under the Investment Company Act of 1940 (the

"ICA") on April 16, 2003. Approximately two months later, on June 24, 2003, RMH conducted an

---

[3] Throughout this Complaint, emphasis is added unless otherwise stated.

initial public offering ("IPO") that was underwritten by Morgan Keegan, Inc. ("Morgan Keegan"), one of RFC's wholly owned and controlled subsidiaries. In its IPO, RMH issued 16.5 million shares at $15.00 per share and raised approximately $247.5 million. The proceeds from this offering (after the deduction of fees and expenses amounting to $825,000) were invested in a portfolio of securities that was managed by Defendant James C. Kelsoe, Jr. ("Kelsoe"), a Senior Portfolio Manager at Defendant Morgan Asset Management, Inc. ("MAM"), another wholly owned and controlled subsidiary of RFC. MAM was selected to serve as RMH's Investment Advisor, purportedly to utilize its investment expertise to select the portfolio securities in which RMH would invest. MAM, subsequently, entered into an agreement with Morgan Keegan whereby Morgan Keegan provided all Accounting and Administrative Services ("AAS") to RMH, purportedly to use its expertise in connection with wealth management services. In fact, as alleged in detail *infra*, neither MAM nor Morgan Keegan utilized any investment or wealth management expertise to select or account for securities in RMH's portfolio—portfolio securities frequently were purchased blindly without the exercise of any judgment or basic due diligence whatsoever. In any event, Morgan Keegan and MAM effectively co-managed RMH and, for their purported services, each received substantial fees based on pre-determined net percentages of RMH's average daily total assets, described *infra*.

6. Less than one year after RMH's IPO, the Complex rolled out the second mutual fund at issue here: Defendant RSF. RSF conducted an IPO on March 18, 2004 in which it issued 21 million shares at $15.00 per share and raised approximately $315 million. The proceeds of this offering (after the deduction of fees and expenses amounting to approximately $1.05 million) were invested in a portfolio of securities. As with RMH, RSF's offering was underwritten by Morgan Keegan, its portfolio was managed by Kelsoe, and MAM served as Investment Advisor and entered into a second AAS agreement with Morgan Keegan whereby they effectively co-managed RSF.

MAM received fees for their purported services based on pre-determined net percentages of RSF's average daily total assets, described *infra*.

7.   Approximately six months later, on September 7, 2004, the Complex formed the third mutual fund at issue here, Defendant RMA, which issued 24 million shares at $15.00 per share and raised approximately $360 million. The proceeds of this offering (after the deduction of fees and expenses amounting to approximately $1.2 million) were invested in a portfolio of securities. As with RMH and RSF, RMA's offering was underwritten by Morgan Keegan, its portfolio was managed by Kelsoe, and MAM served as Investment Advisor and entered into a third AAS agreement with Morgan Keegan whereby they effectively co-managed RMA. MAM received a third set of fees for their purported services at RMA based on pre-determined net percentages of RMA's average daily total assets, described *infra*.

8.   Approximately sixteen months after RMA's IPO, on January 23, 2006, the Complex offered the fourth of the Funds at issue here: Defendant RHY. RHY conducted an IPO in which it issued 27 million shares at $15.00 per share raising approximately $405 million. The proceeds of this offering (after the deduction of fees and expenses amounting to approximately $1.35 million) were invested in a portfolio of securities. RHY was otherwise just like RMH, RSF, and RMA. Morgan Keegan underwrote its IPO, Kelsoe managed its portfolio, and MAM served as Investment Advisor co-managing with Morgan Keegan pursuant to a fourth AAS agreement. For their purported services at RHY, MAM received fees based on pre-determined net percentages of RHY's average daily total assets, described *infra*.

9.   In addition to the same money manager, Investment Advisor, and AAS provider, the four sibling Funds also shared a common Board of Directors (the "Board") that was initially selected by MAM. The Board served as appointed by MAM and without a shareholder election from its

inception until July 13, 2007. Further, each of the Funds was indistinguishably represented to be a

"diversified high-yield bond fund" offering "attractive monthly income plus capital appreciation

potential," and with a portfolio managed by Defendant Kelsoe, "one of America's leading high-yield

fund managers."

10.   Defendant Kelsoe had a "love affair with mortgage debt" while he was at the helm of

the Complex.[4]   Kelsoe's embrace of ABS[5]—especially those tied to subprime mortgages, *i.e.*,

mortgages to less creditworthy borrowers[6]—paid off for the Funds, which outperformed most of

their so-called "peers" between 2003 and 2006. Kelsoe was subsequently seen as a "genius" or a

"rock star" and he "rode that wave and earned a reputation as a hotshot money manager."[7]

11.   Indeed, before the summer of 2007, "Kelsoe's funds had an impressive record, which

attracted a lot of investors who didn't find out until [the] summer [of 2007] just how he did it."[8] As

Kelsoe ultimately admitted to *Bloomberg News* in late 2007, however, over the years he became

---

[4] Gretchen Morgenson, "The Debt Crisis, Where It's Least Expected," N.Y. TIMES, Dec. 30, 2007.
[55] "ABS" are defined as "securit[ies] created by pooling loans other than residential **prime** mortgage loans and commercial mortgage loans." (Emphasis in original.) *See* Frank J. Fabozzi, *Bond Markets, Analysis, and Strategies* (7th ed.), at 354. "ABS," as that term is used herein, includes subprime Residential Mortgage Backed Securities ("RMBS") and Commercial Mortgage Backed Securities ("CMBS"), Collateralized Debt Obligations ("CDOs"), Collateralized Mortgage Obligations ("CMOs"), and Collateralized Loan Obligations ("CLOs"). The term "Structured Finance" securities or products is also used herein synonymously with ABS.

[6] There is a presumption in the mortgage lending industry that a FICO score of 660 divides prime and subprime borrowers. The principal definition of "subprime" is found in the *Expanded Guidance for Subprime Lending Programs*, issued jointly on January 31, 2001 by the U.S. Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Office of Thrift Supervision.
[7] Gretchen Morgenson, "The Debt Crisis, Where It's Least Expected," N.Y. TIMES, Dec. 30, 2007.
[8] Charles Jaffe, "More Who Deserve Lumps of Coal For Blunders This Year," BALTIMORE SUN, Dec. 18, 2007.

dangerously "intoxicat[ed]"[9] playing high-stakes financial poker with ABS, and he glutted the

Funds' portfolios (and those of other funds in the Complex) with a huge amount of low-priority ABS

tied to subprime mortgages that he did not adequately examine at the time of purchase. *See also*

infra at ¶¶ 113-115. As late as June 2007, when so many investors were bailing out of the ABS

industry and subprime structured finance markets generally, Kelsoe refused to relinquish his

clandestine strategy. As later described in the *Memphis Flyer*, he continued to "juice investment

returns to Barry-Bonds-like proportions" before the Funds "crashed and burned."

B.   The Funds Deceived Investors

12.   To conceal the significant risks—including a lack of diversification—resulting from

the concentration of the Funds' portfolio securities in ABS (especially ABS tied to subprime

mortgages), Kelsoe and the other Officer Defendants named herein operated the RMK Closed-End

Funds with two faces: a public face, *i.e.*, what Defendants told investors; and a private face, *i.e.*,

what was known by them and certain others inside the Complex.

1.   The Funds Falsely Classified ABS as "Corporate Bonds" and "Preferred Stocks" to Conceal Concentrations of Investments in the "Same Industry" and to Appear More Diversified Than They Actually Were

13.   The Funds represented to investors that they were subject to a fundamental

investment limitation whereby they could not purchase securities if, as a result, *25%* or more of a

Fund's total assets would be invested in the *"same industry."*[10] The Funds violated this key

investment limitation however, without stockholder approval. As of March 31, 2007, for example,

---

[9] John A. MacDonald, "Morgan Keegan Brokerage Soldiering On As Aggrieved Investors Circle," BIRMINGHAM NEWS, June 7, 2009.

[10] *See* RMH Form 497 dated June 26, 2006; RSF Form 497 dated Mar. 22, 2004; RMA Form 497 dated Nov. 10, 2004; and RHY Form 497 dated Jan. 23, 2006.

the Funds had actually invested between **65-70%** of their respective portfolio securities in ABS, a

single industry as delineated by the SEC's Standard Industrial Classification Code List (No. 6189,

"Asset-Backed Securities").

14.   The Funds also violated their stated policies by investing ***more than 25%*** of their

portfolio securities in mortgage-related securities, another distinct "industry" as delineated by the

SEC in the Standard Industrial Classification List (No. 6162, "Mortgage Bankers & Loan

Correspondents," *i.e.*, the mortgage loan industry). Specifically, in 2007, RMH invested

approximately 27% of its assets in subprime mortgage-related ABS, RSF invested approximately

31%, RMA invested approximately 31%, and RHY invested approximately 32%.

15.   Not only did Defendants fail to disclose these "same industry" violations, but they

also ***falsely classified more than $240 million*** in portfolio securities collectively (involving more

than two dozen different securities) as corporate bonds and preferred stocks in order to deliberately

obscure those violations from investors. The remarkable dollar size of the false classifications—

18% of the Funds' collective initial market capitalization of $1.08 billion—and the ***basic*** nature of

the Funds' false asset classifications indicate that they were intentional or at least highly reckless.

To falsely classify ABS as corporate bonds and preferred stocks repeatedly is tantamount to

confusing an issuer of gold with an issuer of pork bellies many times over. It simply does not

happen by accident. Rather, as alleged herein, the false asset classifications were the result of a

systematic effort to hide the Funds' concentration in ABS, and especially those ABS tied to

subprime mortgages.

16.   Further, these false asset classifications made the Funds appear more diversified than

they actually were—by consistently understating ABS and overstating corporate bonds and preferred

stocks—and masked the true risk characteristics of the Funds and their portfolio securities.

Investors were consequently deprived of the ability to assess the riskiness of investments in the

Funds, especially given the critical role that diversification plays when investing in below-

investment grade debt securities. Indeed, "[m]uch of the specific risk of high-yield bonds [can] be

diversified away,"[11] and academics posit that investors are better off choosing a *diversified* portfolio

of high-yield bonds than sticking to investment-grade bonds.[12] However, Defendants affirmatively

hid the fact that there was insufficient diversification here.

2.   The Manipulation of "Fair Value" Accounting

17.   The Funds also represented to the public that when price quotations for securities

were not readily available or if the available quotations were not believed to be reflective of market

value, those securities would be valued at "fair value" as "determined in good faith by [MAM's]

Valuation Committee."

18.   MAM's Valuation Committee did not value the Funds' portfolio securities at all,

however. Rather, all AAS were delegated by contract to Morgan Keegan, which assigned

accounting-related tasks to its Fund Accounting Department in its Wealth Management Services

("WMS") division. But Morgan Keegan's Fund Accounting Department did not determine the value

of the Funds' portfolio securities either. Instead, Kelsoe himself assigned values to portfolio

securities.

19.   In so doing, Kelsoe manipulated quotations submitted by broker-dealers and

arbitrarily assigned higher values to numerous portfolio securities to inflate the Funds' NAVs.

Higher NAVs earned Defendant Kelsoe—as well as Defendant Carter E. Anthony ("Anthony"),

---

[11] Murali Ramaswami, "Hedging the Equity Risk of High-Yield Bonds," 47 FIN. ANALYSTS J. 41, 42 (1991).

[12] *See, e.g.,* John Gapper, "The return of high-risk optimism," FINANCIAL TIMES, Apr. 30, 2008.

President of the Funds and President and Chief Investment Officer ("CIO") of MAM from 2003 until August 2006; Defendant Brian B. Sullivan ("Sullivan"), the Funds' President and Principal Executive Officer and MAM's CIO from 2006 through July 2009; and Defendant Joseph Thompson Weller ("Weller"), the Funds' Treasurer and Morgan Keegan's Controller and Head of the Fund Accounting Department—higher annual bonus compensation and kept the Complex flying high.

20.   The SEC has alleged that between January and July 2007 alone, Kelsoe sent approximately **262 unsubstantiated price adjustments** to Morgan Keegan's Fund Accounting Department and MAM's Valuation Committee. The Fund Accounting Department and Valuation Committee rubber-stamped those adjustments, and those false securities prices were reported to investors.

21.   In order to conceal the inflated values ascribed to the Funds' portfolio securities, Kelsoe also enlisted the help of Gary S. Stringer ("Stringer"), Director of Investments at Morgan Keegan's WMS, who was supposed to be responsible for the Fund Accounting Department's pricing of the Funds' portfolio securities. For example, in the late spring of 2007, Kelsoe refused to allow a 2007 year-end on-site due diligence review (the "2007 Diligence Review") by certain Morgan Keegan employees. Morgan Keegan's Due Diligence Policy for mutual funds required annual on-site diligence reviews beginning in July 2006. However, as detailed *infra*, when Kim Escue, a Morgan Keegan Vice President and WMS Fixed Income Analyst, made repeated attempts to conduct the 2007 Diligence Review in the spring and summer of 2007, Kelsoe rebuffed her efforts at every turn. Subsequently, Ms. Escue tried to blow the whistle on Kelsoe and the Funds but Stringer quashed her efforts.

3.   The Funds Falsely Touted Their Professional Portfolio Management

22.   From their inception, the Funds touted their professional portfolio management and

hyped the "RMK" brand name backed by RFC. The Funds emphasized money management by

"*one of America's leading high-yield fund managers*," and "sophisticated" wealth management

services offered by Morgan Keegan as AAS provider and effective co-manager. Morgan Keegan, in

particular, represented publicly that it was well-known for "*diligence on traditional and alternative*

funds and managers," and held itself out as following a "proven discipline towards [the] successful

management" of mutual funds. *See* Morgan Keegan's Wealth Management Services Overview,

annexed hereto as Exhibit A.

23.   The purported qualifications of the Funds' professional portfolio managers attracted

many investors who followed the well-accepted philosophy that the "key element in any [mutual]

fund is its manager."[13]   In reality, however, the Funds' portfolio managers were collecting fees for

doing little or nothing. Portfolio securities frequently were purchased blindly without the exercise of

basic due diligence (*see infra* at ¶¶ 113-115), and the "sophisticated" diligence services promised by

Morgan Keegan were nonexistent. Although it was Morgan Keegan's job to price and value the

Funds' portfolio securities in accordance with stated professional criteria, it failed to do so.

4.   The Funds Were Falsely Characterized as "High Yield Bond Funds" and Measured Returns Using an Inappropriate Benchmark Index

24.   Defendants also falsely characterized the Funds' portfolios as consisting of and

performing in the same manner as corporate bonds and preferred stocks. Defendants compounded

---

[13] AdvisorOne Report, "And the Winners Are . . .", Feb. 1, 2004; *see also* Mainstay Capital
Management LLC Report, "Buy the Manager, Not the Fund," July 1, 2004; MarketWatch, "Buy the
manager: Investment newsletter editor recommends funds, ETFs," Aug, 4, 2005.

this falsity by stating that the Funds' results would be measured against their "benchmark index," the Lehman Brothers Ba U.S. High Yield Index ("High Yield Index" or "Benchmark Index").[14] As described by "A Guide to the Lehman Brothers Global Family of Indices" from March 2008, annexed hereto as Exhibit B and discussed in greater detail *infra*, the High Yield Index consisted *solely* of corporate bonds and preferred stocks. In contrast to the High Yield Index, however, the Funds' portfolio securities were ***concentrated chiefly (65%-70%)*** in low-priority ABS, not in corporate bonds or preferred stocks. Thus, there was a built-in mismatch of assets between the Funds and their Benchmark Index, further alleged *infra* at ¶ 171, making the High Yield Index an inappropriate benchmark for the Funds' investment returns.

25.   Stringer acknowledged in a May 15, 2007 e-mail, funds in the Complex "act[ed] differently than the [high yield bond fund] market" as a "result of the[ir] holdings," and there were "risk exposures" in the Funds "that [we]re just different than more traditional bond funds." He stated in the same e-mail that "***Mr & Mrs Jones don't expect that kind of risk from their bond funds***." *See* Exhibit C hereto.

26.   Likening the Funds' assets to corporate bonds and preferred stocks was misleading and wrong, as would be known to any reputable investment professional, because the risk characteristics of corporate bonds and preferred stocks—and, thus, mutual funds that invest in those instruments—are entirely dependent upon the underlying fundamentals of the issuing entities. On the other hand, the risk characteristics of the ABS in which the Funds invested are entirely

---

[14] "The Lehman Brothers Ba U.S. High Yield Index covers the universe of fixed rate, non-investment grade debt. Pay-in-kind (PIK) bonds, Eurobonds, and debt issues from countries designated as emerging markets (*e.g.*, Argentina, Brazil, Venezuela, etc.) are excluded, but Canadian and global bonds (SEC registered) of issuers in non- emerging countries are included. Original issue zeroes, step-up coupon structures, and 144As are also included." *See*, *e.g.*, June 7, 2006 Form N-CSR, at 5.

dependent upon the credit risk of the underlying individual borrowers behind the packaged

commercial, residential, and/or consumer receivables as well as the value of collateral given for

those loans.

5.   The Truth About the Funds Is Revealed and a Storm of Regulatory Action and a Financial Restatement Follow

27.   Investors suffered substantial losses when the true risks presented by the Funds'

assets were finally revealed to the public through a series of corrective disclosures starting in July

2007. Indeed, the Funds lost approximately $1 billion in market value in 2007, and market analysts

noted that the Funds were "***more bloodied than almost all of [their] rivals.***"[15] This was because the

Funds were not high-yield bond funds at all; they were ***"just different,"*** as Stringer put it, because

they were heavily concentrated in highly risky ABS.

28.   In July 2009, MAM, Morgan Keegan, and Kelsoe received a *Wells* notice from the

SEC in connection with the Funds (and other funds in the Complex), advising that the SEC intended

to bring an enforcement action for violations of the federal securities laws. That same month,

Morgan Keegan received another *Wells* notice—this time from the enforcement staff of FINRA—

advising that FINRA had determined to recommend disciplinary action for violations of certain

NASD rules.

29.   In October 2009, the Alabama Securities Commission, the Kentucky Department of

Financial Institutions, the Mississippi Secretary of State's Office, and the Office of the South

Carolina Attorney General formed a State Task Force and indicated that they were considering

---

[15] Andy Meek, "Some RMK Funds Feel Pain of Subprime Meltdown," MEMPHIS DAILY NEWS, Aug. 27, 2007. and indicated that they were considering charges against Morgan Keegan, its related entities, certain of their officers in connection with the misconduct alleged herein.

charges against Morgan Keegan, its related entities, and certain of their officers in connection with

the misconduct alleged herein..

30.   On April 7, 2010, the SEC issued an Order Instituting Administrative and Cease-

And-Desist Proceedings (the "Cease & Desist Order"), annexed hereto as Exhibit D, against MAM,

Morgan Keegan, Kelsoe, and Weller in connection with multiple funds including the RMK Closed-

End Funds. The Cease & Desist Order, like this action, alleges violations of Section 10(b) of the

Securities Exchange Act of 1934 (the "Exchange Act"). The SEC stated in its April 7, 2010 press

release concerning the Cease & Desist Order:

> The [SEC] today announced administrative proceedings
> against Memphis, Tenn.-based firms Morgan Keegan [ ]
> and M[AM] and two employees accused of ***fraudulently
> overstating the value of securities backed by subprime
> mortgages***. The SEC's Division of Enforcement alleges
> that Morgan Keegan failed to employ reasonable
> procedures to internally price the portfolio securities in
> five funds managed by Morgan Asset, and consequently
> did not calculate accurate [NAVs] for the [F]unds.
> Morgan Keegan recklessly published these inaccurate
> daily NAVs, and sold shares to investors based on the
> inflated prices.
>
> "***This scheme had two architects—a portfolio manager
> responsible for lies to investors about the true value of
> the assets in his funds, and a head of fund accounting
> who turned a blind eye to the fund's bogus valuation
> process***," said Robert Khuzami, Director of the SEC's
> Division of Enforcement. William Hicks, Associate
> Director in the SEC's Atlanta Regional Office, said, "***This
> misconduct masked from investors the true impact of the
> subprime mortgage meltdown on these funds.***"

31.   In addition, on April 8, 2010, the SEC, FINRA, and the State Task Force

(collectively, the "Task Force") announced that they were commencing separate administrative

proceedings against, inter alia, MAM, Morgan Keegan, Kelsoe, Sullivan, and Stringer for violations

of the federal securities laws based on the Funds' false statements to the public (the "Task Force

-13-

Proceeding"). The Task Force Proceeding alleges that the Funds' NAVs were artificially inflated due to the improper valuation of the Funds' holdings, and that the Funds failed to disclose certain risks to investors in 2007.

32.   With respect to the Task Force Proceeding, RFC has already acknowledged that a loss is *"probable."* Morgan Keegan subsequently recorded a ***$200 million charge*** in connection with the Task Force Proceeding for the quarter ended June 30, 2010.

33.   On May 27, 2010, in light of the allegations and findings in the Cease & Desist Order and the Task Force Proceeding, PricewaterhouseCoopers LLP ("PwC"), the Funds' independent public accounting firm for fiscal years 2006, 2007, and 2008, informed the Funds that PwC's audit reports should no longer be relied upon.

34.   On June 10, 2010, the Funds announced that its previously issued financial statements for fiscal years 2006, 2007, and 2008 could no longer be relied upon pending resolution of the Task Force Proceeding.

35.   BBD, LLP ("BBD") replaced PwC as the Funds' independent public accounting firm for the six-month period ended September 30, 2008 and for fiscal year 2009. In view of PwC's correspondence, BBD subsequently informed the Funds that BBD's audit reports similarly should no longer be relied upon.

36.   The Funds will issue restated financial statements as needed for fiscal years 2006, 2007, and 2008 pending resolution of the Task Force Proceeding, and the Funds have already issued a $37.5 million financial restatement for fiscal year 2009.

37.   The announcements by PwC and BBD were, in effect, announcements by the Funds' auditors that the Funds' financial statements, filed with the SEC and provided to investors, were materially false and misleading.

38.   As alleged herein, Defendants violated the federal securities laws by issuing

materially false and misleading financial statements, materially and falsely inflating the value of the

Funds' assets and their NAVs, and by materially misrepresenting the risk profile, diversification and

assets of the Funds.

II.   JURISDICTION AND VENUE

39.   The claims asserted herein arise under Sections 11, 12(a)(2) and 15 of the Securities

Act of 1933 (the "Securities Act"), 15 U.S.C. §§ 77k, 77*l* and 77*o*, Sections 10(b) and 20(a) of the

Exchange Act, 15 U.S.C. §§ 78j(b) and 78t(a), and Rule 10b-5 promulgated thereunder by the SEC,

17 C.F.R. § 240.10b-5.

40.   This Court has jurisdiction over the subject matter of this action pursuant to Section

22 of the Securities Act, 15 U.S.C. § 77v, Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28

U.S.C. §§ 1331 and 1337(a).

41.   Venue is proper in this District pursuant to Section 22 of the Securities Act, Section

27 of the Exchange Act, and 28 U.S.C. § 1391(b), (c) and (d). Many of the acts and omissions

charged herein, including the preparation and dissemination to the public of materially false and

misleading information, occurred in substantial part in this District.

42.   In connection with the acts and conduct alleged herein, Defendants, directly or

indirectly, used the means and instrumentalities of interstate commerce, including but not limited to

the United States mails, interstate telephone communications, and the facilities of national securities

exchanges and markets.

III.   PARTIES

A.   Plaintiff

43.   Plaintiff W. Thomas Small, Jr. ("Plaintiff") is a United States citizen presently residing in the United Kingdom, purchased shares of RMK High Income, RMK Strategic, RMK Advantage, and RMK Multi-Sector as alleged herein, and was damaged thereby.

B.   Defendants

44.   Defendant RMK High Income Fund, Inc. ("RMK High Income" or "RMH") was organized as a Maryland corporation on April 16, 2003, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK High Income is registered under the Investment Company Act of 1940 ("ICA") as a diversified, closed-end management investment company. RMK High Income commenced investment operations on June 24, 2003. The RMK High Income's shares actively traded on the NYSE under the ticker symbol "RMH."

45.   Defendant RMK Strategic Income Fund, Inc. ("RMK Strategic" or "RSF") was organized as a Maryland corporation on March 18, 2004, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK Strategic is registered under the ICA as a diversified, closed-end management investment company. RMK Strategic commenced investment operations on March 18, 2004. RMK Strategic's shares actively traded on the NYSE under the ticker symbol "RSF."

46.   Defendant RMK Advantage Income Fund, Inc. ("RMK Advantage" or "RMA"), was organized as a Maryland corporation on September 7, 2004, with its principal executive offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103. RMK Advantage is registered under the ICA as a diversified, closed-end management investment

company. RMK Advantage commenced investment operations on November 8, 2004. RMK

Advantage's shares actively traded on the NYSE under the ticker symbol "RMA."

47.   Defendant RMK Multi-Sector High Income Fund, Inc. ("RMK Multi-Sector" or

"RHY") was organized as a Maryland corporation on January 19, 2006, with its principal executive

offices located at Morgan Keegan Tower, Fifty North Front Street, Memphis, Tennessee 38103.

RMK Multi-Sector is registered under the ICA as a diversified, closed-end management investment

company. RMK Multi-Sector's shares actively traded on the NYSE under the ticker symbol

"RHY."

48.   Defendant Regions Financial Corporation ("RFC"), a Delaware corporation, is a

financial holding company that provides banking and other financial services through its

subsidiaries. RFC is headquartered at 1900 Fifth Avenue North, Birmingham, Alabama 35203. RFC

is the ultimate parent corporation of MAM and Morgan Keegan. As corporate parent, RFC

controlled a tight cluster of overlapping and interwoven enterprises that operated as a unified

complex and treated the revenue generated by MAM as its own. RFC aggressively used its name to

facilitate the retail investment services offered under the "Regions Morgan Keegan" or "RMK"

brand. For example, in public filings and statements, RFC stated:

> (a)   "R[FC] is also combining the investment management expertise
>
> of Morgan Keegan and Regions Trust into Morgan Asset Management.
>
> . . ."

> (b)   "[RFC's] investment and securities brokerage, trust and asset
>
> management division, Morgan Keegan, Inc., provides services from over 400 offices."

> (c)   "As a Regions Morgan Keegan Trust client, you enjoy: . . .
>
> Investment Intellect: Your investments are professionally managed by [MAM], our

nationally-recognized investment manager."

> (d)   "[RFC] provides . . . brokerage and trust services in over 400
>
> offices of Morgan Keegan . . . Morgan Keegan's lines of business
>
> include . . . trust and asset management."
>
> (e)   "[RFC's] primary source of brokerage, investment banking, and
>
> trust revenue is its subsidiary, Morgan Keegan. Morgan Keegan's
>
> revenues are predominantly recorded in the brokerage and investment
>
> banking and trust department income lines. . . ."

49.   Defendant MK Holding, Inc. ("MK Holding") is a wholly owned subsidiary of RFC and is the wholly owned parent of MAM.

50.   Defendant Morgan Keegan & Company, Inc. ("Morgan Keegan"), a Tennessee corporation, is a registered broker-dealer with the SEC, as well as a federally registered investment adviser with the SEC. Morgan Keegan is a wholly owned subsidiary of RFC. Morgan Keegan was the lead underwriter in connection with the public offerings of the Funds, including the RMK Multi-Sector IPO. Morgan Keegan was also responsible for the pricing of the Funds' securities, and effectively co- managed the Funds with MAM.

51.   Defendant Morgan Asset Management, Inc. ("MAM"), a Tennessee corporation, is a federally registered investment adviser with the SEC, and was the Funds' Investment Adviser. MAM is a direct wholly owned subsidiary of MK Holding, and indirect wholly owned subsidiary of RFC. MAM is headquartered at 1901 6th Avenue North, 4th Floor, Birmingham, Alabama 35203.

52.   Defendant James C. Kelsoe, Jr. ("Kelsoe"), a resident of Tennessee, was MAM's Senior Portfolio Manager for the Funds. Defendant Kelsoe was responsible for selecting and purchasing the holdings for the Funds and for managing the Funds' day-to-day operations. In 2007,

Defendant Kelsoe was also a Managing Director of Morgan Keegan. Defendant Kelsoe is named as a respondent in the Cease & Desist Order filed by the SEC and in the Task Force Proceeding. Defendant Kelsoe signed RMH's Form N-CSRS Certified Semi- Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RMH's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005 and March 31, 2006; RSF's Form N-CSRS Certified Semi- Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RSF's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMA's Form N-CSRS Certified Semi- Annual Reports dated September 30, 2005 and December 8, 2005; RMA's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; and RHY's Forms N-CSR Certified Annual Reports dated March 31, 2006 and June 7, 2006.

53.   Defendant Carter E. Anthony ("Anthony"), a resident of Alabama, was President of the Funds from 2003 until at least August 2006. From 2002 to 2006, he was President and Chief Investment Officer of MAM. From 2000 to 2002, he served as Executive Vice President and Director of the Capital Management Group at RFC. Anthony signed each of the Funds' Offering Materials (as defined below); RMH's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RMH's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMH's Form N-Q Quarterly Statements of Portfolio Holdings dated March 1, 2005, August 30, 2005, February 28, 2006 and August 29, 2006; RSF's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RSF's Form N- CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RSF's Form N-Q Quarterly Statements of Portfolio Holdings dated March 1, 2005, August 30, 2005, February

28, 2006 and August 29, 2006; RMA's Form N-CSRS Certified Semi- Annual Reports dated September 30, 2005 and December 8, 2005; RMA's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMA's Form N-Q Quarterly Statements of Portfolio Holdings dated December 31, 2004, June 30, 2005, December 5, 2005 and June 30, 2006; RHY's Forms N-CSR Certified Annual Reports dated March 31, 2006 and June 7, 2006; and RHY's Form N-Q Quarterly Statements of Portfolio Holdings dated August 29, 2006.

54.   Defendant Brian B. Sullivan ("Sullivan"), a resident of Alabama, was President and Principal Executive Officer ("PEO") of the Funds, and President and Chief Investment Officer of MAM. Defendant Sullivan was responsible for the overall management of MAM, including oversight of the Funds. Defendant Sullivan is named as a respondent in the Task Force Proceeding. Defendant Sullivan signed each of the Funds' Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; and Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008.

55.   Defendant Joseph Thompson Weller ("Weller"), a resident of Memphis, Tennessee, became the Funds' Treasurer on November 10, 2006. He was also Morgan Keegan's Controller and head of Morgan Keegan's Fund Accounting Department. Weller has also served as a Managing Director and Controller of Morgan Keegan since 2001. He was Senior Vice President and Controller of Morgan Keegan from 1998 to 2001, Controller and First Vice President from 1997 to 1998, Controller and Vice President from 1995 to 1997 and Assistant Controller from 1992 to 1995. Weller is named as a respondent in the Task Force Proceeding. Weller signed RMH's Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; RMH's Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; RMH's Form N-Q

Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February

28, 2008; RSF's Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and

December 5, 2007; RSF's Forms N- CSR Certified Annual Reports dated June 6, 2007 and June 3,

2008; RSF's Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August

29, 2007 and February 28, 2008; RMA's Form N-CSRS Certified Semi-Annual Reports dated

September 30, 2007; RMA's Form N-CSR Certified Annual Reports dated September 30, 2006,

March 31, 2007 and March 31, 2008; RMA's Form N-Q Quarterly Statements of Portfolio Holdings

dated December 31, 2006, June 30, 2007, December 31, 2007 and June 30, 2008; RHY's Form N-2

Registration Statement dated November 15, 2005; RHY's Form N-CSRS Certified Semi-Annual

Reports dated December 7, 2006 and December 5, 2007; RHY's Form N-CSR Certified Annual

Reports dated June 6, 2007 and June 3, 2008; and Form N-Q Quarterly Statements of Portfolio

Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008.

56.   Defendants Kelsoe, Anthony, Sullivan, and Weller are collectively referred to herein

as the "Officer Defendants."

57.   Defendant Allen B. Morgan ("Morgan"), a resident of Tennessee and founder of

Morgan Keegan & Co. in 1969, was Chairman of the Funds' Boards of Directors. Morgan

contemporaneously served as Director and Vice-Chairman of RFC, a Director of MAM, and as

Chairman and Executive Managing Director of Morgan Keegan. Defendant Morgan signed the RHY

Offering Materials.

58.   Defendant J. Kenneth Alderman ("Alderman"), a resident of Alabama, was a member

of the Funds' Boards of Directors. Alderman also contemporaneously served as an Executive Vice

President of RFC and Vice-President and Chief Executive Officer of MAM. Defendant Alderman

signed the RHY Offering Materials.

59. Defendants Morgan and Alderman are together referred to herein as the "Director Defendants.

60. The graphic below illustrates the relationships between and among RFC, MK Holding, MAM, Morgan Keegan, the Officer Defendants, and the Director Defendants. As depicted, there were extensive interrelationships between and among these Defendants. RFC owned and controlled MAM and Morgan Keegan, MAM and Morgan Keegan managed and administered the Funds, and RFC had a cross-directorship and overlapping employees with the Funds, MAM, and Morgan Keegan.


Regions Financial Corporation
Parent
Allen B. Morgan
Director & Vice Chairman
J. Kenneth Alderman
Executive V.P.
Carter E. Anthony
Executive V.P. 2000 2002
Morgan Keegan & Co.
Accounting & Administrative Service Provider
Gary S. Stringer
Director, WMS
Staffed Valuation Comm.
Joseph T. Weller
Controller,
Fund Accounting Head
James C. Kelsoe
Managing Director
Allen B. Morgan
Chairman,
Exec. Managing Director
Morgan Keegan Holding Inc.
Holding Shell
Morgan Asset Management
Investment Adviser
James C. Kelsoe
Senior Portfolio Manager
Carter E. Anthony
President & CIO
2002-2006
Brian B. Sullivan
President & CIO
2006-2008
Allen B. Morgan
Director
J. Kenneth Alderman
Chief Executive Officer, VP
RMK Closed-End Funds
James C. Kelsoe
Money Manager
Allen B. Morgan
Board Chairman
Joseph T. Weller
Treasurer
J. Kenneth Alderman
Board Member
Carter E. Anthony
President & PEO
Brian B. Sullivan
President & PEO
2006-2008

IV. FACTUAL BACKGROUND AND SUBSTANTIVE ALLEGATIONS

A. Introduction to Closed-End Mutual Funds

61. Closed-end funds are a category of investment company established by Section 5(a) of the ICA, 15 U.S.C. § 80a-5(a). Closed-end funds are regulated by the ICA and the rules adopted thereunder, and are also subject to SEC registration and regulation under the Securities Act and

Exchange Act. Although closed-end funds are often compared to traditional open-end funds

because both are types of mutual funds and share similar names, closed-end funds have

distinguishing features and different mechanics.

62.   Closed-end funds are launched through an IPO that raises a fixed amount of money

by issuing a fixed number of shares. A closed-end fund's manager then takes the IPO proceeds and

invests them in assets according to a given investment policy or objective. A closed-end fund is

thereafter configured into a stock listed on an exchange and traded in the secondary market.

Accordingly, after an IPO, shares of a closed-end fund are bought and sold on the open market.

63.   Closed-end funds do not incur the ongoing costs associated with creating and

redeeming shares, and also typically have lower expense ratios than open-end mutual funds. In a

closed-end fund, although the NAV has a relationship to the fund's share price, the shares may trade

at a discount or premium to NAV. In contrast, open-end funds incur the ongoing costs associated

with creating and redeeming shares, and the share price of an open- end fund always trades at NAV.

B.   Introduction to the RMK Closed-End Funds

64.   The Funds are each registered under the ICA as *diversified*, closed-end management

investment companies. Each of the Funds was authorized to issue one billion shares of common

stock with a par value of $0.0001 per share. The Funds' common shares have no preemptive,

conversion, exchange, or redemption rights. All common shares issued by the Funds have equal

voting, dividend, distribution, and liquidation rights. RMH, RSF, RMA, and RHY issued 16.5

million, 21 million, 24 million, and 27 million shares, respectively, as alleged herein.

65.   Each of the Funds filed Registration Statements and amended Registration Statements

with the SEC on Forms N-2 and N-2/A. The Funds also filed Prospectuses with the SEC, which incorporated by reference Statements of Additional Information ("SAIs") attached thereto and all

other exhibits (collectively, "Offering Materials"). The Funds' Offering Materials each enumerated

fundamental investment limitations, including the 25% "same industry" fundamental investment

limitation, discussed herein, and otherwise represented that the Funds would be sufficiently

diversified. Thereafter, the Funds each filed separate Quarterly Schedules of Portfolio Holdings

with the SEC on Form N-Q, but filed "combined" Certified Semi-Annual Reports on Form N-CSRS

and Certified Annual Reports on Form N-CSR.

66.   The Funds' financial statements were all reported using fiscal years ending on March

31 in purported compliance with Generally Accepted Accounting Principles ("GAAP"), and the

Funds employed PwC as their independent auditing firm until March 2008, when BBD assumed

PwC's responsibilities.

67.   Each of the Funds entered into an agreement with MAM for provision of investment

advisory services. Pursuant to the terms of the Funds' Investment Advisory Agreements, MAM

charged the Funds an annual advisory fee of 0.65% of each Fund's average daily total assets minus

the sum of accrued liabilities other than debt entered into for purposes of leverage. In light of this

compensation structure, therefore, MAM, Kelsoe, Anthony, Sullivan and Weller all had an incentive

to maximize the reported NAVs of the Funds. In fiscal years 2006 and 2007, MAM earned more

than two million dollars in fees from the Funds based on falsely reported NAVs, as alleged herein.

Further, as employees of MAM and the Funds' portfolio managers, Defendants Kelsoe, Anthony,

Sullivan and Weller each received a base salary and an annual cash bonus equal to as much as 50%

of their annual base salaries as determined by ***investment management results compared to the***

Funds' Benchmark Index. Kelsoe, Anthony and Sullivan each earned 50% of their bonuses by

meeting target returns and 75% by meeting maximum returns (the remaining 25% was determined

-24-

by a Bonus Plan Committee), and thus had a further incentive to maximize the Funds' reported

NAVs.

68.   Kelsoe made approximately $6 million per year compensation on the Funds by virtue

of his April 8, 2004 employment agreement with Morgan Asset Management. This employment

agreement provided Kelsoe with a 20% cut of all MAM management fees earned as advisor to the

Funds. This enormous compensation package provided substantial motive for Kelsoe to maintain

the NAV by any means to maximize his compensation.

69.   The Funds also entered into AAS agreements with Morgan Keegan. Pursuant to the

terms of those agreements, Morgan Keegan was supposed to provide all record keeping and fund

accounting services to the Funds, and was to ensure that the Funds' accounting records and portfolio

securities reporting processes were in compliance with stated procedures. Specifically, Morgan

Keegan's WMS division (primarily, the Fund Accounting Department) provided all portfolio

accounting services—including the determination of fair values for portfolio securities, where

necessary—and certain administrative personnel and services to the Funds for an annual fee of

0.15% based on a percentage of each Fund's average daily total assets minus the sum of accrued

liabilities other than debt entered into for purposes of leverage.

70.   Morgan Keegan, too, thus had an incentive to maximize the Funds' reported NAVs.

In fiscal years 2006 and 2007, Morgan Keegan earned more than half a million in fees from the

Funds based on falsely inflated NAVs, as described *infra*.

71.   The Funds did not hold annual shareholder meetings for the purpose of electing

directors until July 13, 2007. Rather, the members of the Funds' Board, including the Director

Defendants, were handpicked by MAM. Notably, the founder of Morgan Keegan and Chairman of

the Funds' Board, Defendant Allen B. Morgan, Jr., also contemporaneously served as a Director and

Vice Chairman of RFC, a Director of MAM, and as Chairman and Executive Managing Director of Morgan Keegan. Another Board member, Defendant J. Kenneth Alderman, also contemporaneously served as an Executive Vice President of RFC and Vice President and Chief Executive Officer of MAM.

72. Initially, the Board was responsible for pricing the Funds' securities in accordance with the Funds' valuation policies and procedures. But, as referenced, the Board delegated all pricing responsibility to Morgan Keegan under the AAS agreements. In practice, Morgan Keegan's Fund Accounting Department was tasked with pricing the Funds' portfolio securities and calculating their daily NAVs. As a supposed check, albeit a circular one, Defendant Weller, Morgan Keegan Controller and Head of the Fund Accounting Department, staffed a "Valuation Committee" at MAM to oversee the Fund Accounting Department's processes.

73. The Funds' Offering Materials and other SEC filings described the Funds' investment strategies and objectives, and provided explicit limitations and restrictions on investments. The Funds shared *identical* investment objectives and fundamental investment limitations.

74. The Funds each had a primary and secondary investment objective. The Funds' primary investment objective was to "seek a high level of current income." "Capital growth" was the secondary investment objective when consistent with their primary investment objective. Each of the Funds supposedly sought "to achieve its investment objectives by investing in a *diversified* portfolio consisting primarily of debt securities that the [Investment] Adviser believes offer attractive yield and capital appreciation potential," by focusing on investments in below investment grade securities, sometimes called "junk bonds." To this end, the Funds were each permitted to invest at least 50% of its total assets in securities rated Ba1 or lower by Moody's Investors Service, Inc. ("Moody's"), BB+ or lower by Standard & Poor's Ratings Group, ("S&P"), or, if unrated,

securities determined by MAM to be of comparable quality, in order to achieve their objectives.

75.   The Funds also shared indistinguishable "fundamental investment limitations." Specifically, the Funds could not: (1) issue senior securities, except as permitted by the ICA; (2) borrow money in excess of 33 1/3% of its total assets (including the amount borrowed) minus liabilities (other than the amount borrowed), except that the Funds may borrow up to an additional 5% of their total assets for emergency or temporary purposes; (3) lend any security or make any other loan if, as a result, more than 33 1/3% of total assets would be lent to other parties, except this limitation does not apply to purchases of debt securities or to repurchase agreements; (4) underwrite securities issued by others, except to the extent that the Funds may be considered an underwriter within the meaning of the [Securities Act], in the disposition of restricted securities; *(5) purchase the securities of any issuer* (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) *if, as a result, 25% or more of the Fund's total assets would be invested in the securities of companies the principal business activities of which are in the same industry*; (6) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments, except that the Fund may invest in securities or other instruments backed by real estate or securities of companies engaged in the real estate business; (7) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments, except that the Fund may purchase or sell options and futures contracts or invest in securities or other instruments backed by physical commodities; and (8) with respect to 75% of the Fund's total assets, purchase the securities of any issuer if, as a result, (i) more than 5% of the Fund's total assets would be invested in the securities of that issuer or (ii) the Fund would hold more than 10% of the outstanding voting securities of that issuer. *See* RMH Form 497 dated June 26, 2006; RSF Form 497 dated Mar. 22, 2004; RMA Form 497 dated Nov. 10, 2004; and RHY Form

497 dated Jan. 23, 2006.

76.   In addition to the extensive overlap of their management and investment objectives and limitations as described above, the Funds were otherwise closely correlated. They purchased substantially the same portfolio securities and, therefore, a security owned by one of the Funds was frequently owned by another Fund, if not all of the Funds. As a result of their correlated portfolio securities, the Funds' NAVs and public share prices were also nearly identical.[16]

77.   For example, Table 1 below sets forth the total percentage of securities held by at least two of the Funds at the end of fiscal years 2005, 2006, and 2007. As seen below, in 2005, the Funds' portfolios were comprised of approximately 80.79% of the same securities, in 2006 they were comprised of approximately 91.42% of the same securities, and in 2007, they were comprised of approximately 95.15% of the same securities.

TABLE 1 Percentage of Securities Held by RMH, RSF, RMA, and RHY And At Least One Other Fund			
Fund	FY'2005	FY'2006	FY'2007
RMH	88.54	98.55	96.34
RSF	85.18	87.65	94.35
RMA	81.75	93.99	94.96
RHY	67.37	87.49	95.25
Combined	80.79	91.42	95.15

78.   Table 2 represents the market value correlation of the Funds between January 23, 2006 (the first day on which all four Funds traded on the NYSE), and July 29, 2008. "Correlation" is

---

[16]This table was prepared using information in the Funds' Annual Reports for fiscal years 2005, 2006, and 2007. For each Fund, the percentage is calculated as the sum of the fair value of securities held by it and at least one other Fund, divided by sum of fair value. This table considers all asset classes, except for "Eurodollar Time Deposits" and "Repurchase Agreements."

a measure of the strength of the linear relationship between two variables. Correlations range from -1 to +1, with -1 and +1 representing perfect linear relationships. For example, two variables with a correlation of 1, implies that if the first variable changes by "x" amount, the second variable will also change by "x" amount. Each cell in Table 2 represents the correlation between the market value of at least two of the Funds.

TABLE 2 The Funds' Market Value Correlation 1/23/2006-7/29/2008				
	RMH	RMA	RHY	RSF
RMH	1			
RMA	0.99877202	1		
RHY	0.99383887	0.9965503	1	
RSF	0.99924738	0.99961194	0.99565883	1

79.   The chart below further illustrates the Funds' high correlations to one another and the respective Funds' NAV:



80.   As depicted in the tables and chart above, even though the Funds were established as four distinct funds that were represented to be "*diversified*, closed-end management investment companies, *each with its own* investment objective," the Funds performed in substantially identical.

C.   Representations About the Funds' 25% "Same Industry" Fundamental Investment Limitation Were False and Misleading

81.   The SEC's Division of Corporation Finance currently classifies businesses into different industries using the Standard Industrial Classification ("SIC") system.

82.   According to the SEC's SIC List, "Asset-Backed Securities" is a single industry delineated by SIC No. 6189.[17]

83.   Further, the SIC List identifies "Mortgage Lenders and Loan Correspondents" as a single industry under SIC No. 6162.

84.   In addition, the term "Structured Finance" is frequently used to refer to a single industry of various ABS types. Indeed, Structured Finance was considered a single industry by the Funds' auditor, PwC. For example, in one PwC article titled "Improving The Valuation Process For Structured Finance Products," PwC stated that "[f]or nearly three decades, *the structured finance industry* enjoyed growth and success driven by steady improvements and innovative developments."[18] On its website, PwC represents: "We provide technology based solutions to data and infrastructure problems *unique to the structured finance industry*." PwC even has a Structured Products Group that "prides [it]sel[f] on making a positive contribution to the development of the

---

[17]*See* http://www.sec.gov/info/edgar/siccodes.htm.

[18] See David Lukach, Frank Serravalli & Chris Merchant, Global Banking & Financial Policy Review 2008/2009 (Oct. 2008), available at http://www.pwc.com/us/en/financial-instruments-and-credit/publications.

structured finance market, promoting a better understanding of the *industry*."

85.   The Funds' SEC filings stated that the Funds would remain fully *diversified* and would not concentrate in any particular industry, and that this policy could only be changed through a vote of a majority of the Funds' outstanding shares. This was reinforced by a stated fundamental investment limitation whereby they would not "purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, 25% or more of the Fund[s'] total assets would be invested in the securities of companies the principal business activities of which are in the *same industry*."

86.   These representations were materially false and misleading when made. As of March 31, 2007, for example, the Funds invested between *65-70%* of their portfolio securities in ABS, far in excess of the 25% fundamental investment limitation. Moreover, within that classification of ABS, the Funds invested in subprime mortgage-related securities in double violation of their 25% same industry investment limitation. Table 3 illustrates these ABS concentrations by Fund:

87.   These over-concentrations in ABS, or structured finance instruments, were in clear violation of the Funds' 25% same industry investment limitations.

> **D.   Defendants Falsely Classified Hundreds of Millions of Dollars' Worth of ABS as "Corporate Bonds" and "Preferred Stocks" in Order to Hide Same Industry Concentrations and to Make the Funds Appear More Diversified Than They Actually Were**

88.   As of March 31, 2007, the Funds falsely classified *approximately $217.8 million of ABS—or 16.4% of the Funds' combined initial gross market capitalization*—as relatively less risky corporate bonds and preferred stocks in SEC filings. Broken out by Fund, as of March 31, 2007, the false asset classifications equate to *18%, 14%, 17%, and 17%* of RMH, RSF, RMA, and RHY's respective initial gross market capitalizations.

89.   As of June 30, 2007, the Funds' falsely classified *approximately $240.4 million of ABS—or 18% of the Funds' combined initial gross market capitalization*—as corporate bonds and preferred stocks in SEC filings. Broken out by Fund, as of June 30, 2007, the false asset classifications equate to *20.5%, 16.3%, 18%, and 18%* of RMH, RSF, RMA, and RHY's respective initial gross market gross capitalizations.

90.   Tables 4-7 below enumerate the specific securities that were falsely classified by each Fund, the SEC filings in which they were falsely classified, and, to the extent the securities were not sold from the portfolio, the SEC filings in which they were correctly reclassified. As shown below, all of the Funds' false asset classifications were consistently in one direction—the Funds materially overstated corporate bonds and preferred stock holdings and materially understated ABS holdings.

			TABLE 4			
#	RMH Asset Name	Falsely Stated Asset Class	SEC Filings Containing False Asset Classification	Correct Asset Class	SEC Filing in Which Assets Are Re-Classified	
1	Antares Funding LP 13.413% 12/14/11	Corporate Bond	08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained	
2	Canal Pointe II LLC. 5.340% 6/25/14	Corporate Bond	12/05/2007 Form N-CSRS 06/06/2007 Form N-CSR	ABS	Not Retained	
3	Eirles Two Ltd. 262 10.860% 8/3/21	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR	
4	Eirles Two Ltd. 263 13.360% 8/3/21	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR	
5	InCaps Funding II Ltd. Zero Coupon Bond 1/15/34	Corporate Bond	06/06/2007 Form N-CSR	ABS	Not Retained	
6	Lincoln Park Referenced Link Notes 2001-1 8.780% 7/30/31	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR	
7	Preferred Term Securities II, Ltd. 10.000% 5/22/33	Corporate Bond	02/28/2007 Form N-Q 08/29/2007 Form N-Q 06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR	
8	Preferred Term Securities XVIII, Ltd. 10.000% 9/23/35	Corporate Bond	8/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained	
9	Preferred Term Securities XXI, Ltd. 10.000% 3/22/38	Corporate Bond	12/07/2006 Form N-CSRS 02/28/2007 Form N-Q 8/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR	
10	Preferred Term Securities XXII, Ltd. 15.000% 9/22/36	Corporate Bond	06/06/2007 Form N-CSR 8/29/2007 Form N-Q	ABS	03/31/2008 Form N-CSR	
11	Preferred Term Securities XXIII, Ltd. 15.000% 12/22/36	Corporate Bond	8/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR	
12	Preferred Term Securities XXIV, Ltd. 10.000% 3/22/37	Corporate Bond	02/28/2007 Form N-Q 08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained	

	TABLE 4				
#	RMH Asset Name	Falsely Stated Asset Class	SEC Filings Containing False Asset Classification	Correct Asset Class	SEC Filing in Which Assets Are Re-Classified
13	Preferred Term Securities XXV, Ltd. 10.000% 6/22/37	Corporate Bond	08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained
14	Pyxis Master Trust 2006-7 10.320% 10/1/37	Corporate Bond	08/29/2007 Form N-Q 06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
15	Pyxis Master Trust 10.320% 10/1/2037	Corporate Bond	08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
16	Steers Delaware Business Trust 2007-A 7.599% 6/20/18	Corporate Bond	06/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
17	TPREF Funding III Ltd. 11.000% 1/15/33	Corporate Bond	06/06/2007 Form N-CSR 02/28/2007 Form N-Q	ABS	06/03/2008 Form N-CSR
18	Baker Street Funding	Preferred Stock	12/07/2006 Form N-CSRS 02/28/2007 Form N-Q 08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained
19	Baker Street Funding 2006-1	Preferred Stock	06/06/2007 Form N-CSR 8/29/2007 Form N-Q 02/28/2007 Form N-Q 12/07/2006 Form N-CSRS	ABS	Not Retained
20	Centurion VII	Preferred Stock	8/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained
21	Credit Genesis CLO 2005	Preferred Stock	12/07/2006 Form N-CSRS 02/28/2007 Form N-Q 8/29/2007 Form N-Q 12/05/2007 Form N-CSRS 06/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
22	Harborview 2006-8	Preferred Stock	02/28/2007 Form N-Q 8/29/2007 Form N-Q 12/05/2007 Form N-CSRS 06/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
23	Hewett Island II	Preferred Stock	02/28/2007 Form N-Q 12/05/2007 Form N-CSRS 06/06/2007 Form N-CSR	ABS	Not Retained
24	Indymac Indx CI-1 Corp.	Preferred Stock	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 02/28/2007 Form N-Q	ABS	06/03/2008 Form N-CSR
25	Marquette Park CLO Ltd.	Preferred Stock	02/28/2007 Form N-Q 8/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained
26	Mountain View Funding	Preferred Stock	12/07/2006 Form N-CSRS 02/28/2007 Form N-Q 06/06/2007 Form N-CSR 8/29/2007 Form N-Q	ABS	Not Retained
27	WEBS CDO 2006-1 PS	Preferred Stock	06/06/2007 Form N-CSR 8/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR

	TABLE 5				
#	RSF Asset Name	Falsely Stated Asset Class	SEC Filings Containing False Asset Classification	Correct Asset Class	SEC Filing in Which Assets Are Re-Classified
1	Antares Funding LP 13.413% 12/14/11	Corporate Bond	08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained
2	Canal Pointe II LLC. 5.340% 6/25/14	Corporate Bond	06/06/2007 Form N-CSR 08/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	Not Retained
3	Eirles Two Ltd. 262 10.860% 8/3/21	Corporate Bond	12/05/2007 Form N-CSRS 06/06/2007 Form N-CSR 02/28/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
4	Eirles Two Ltd. 263 13.360% 8/3/21	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
5	Lincoln Park Referenced Link Notes 2001-1 8.780% 7/30/31	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
6	Preferred Term Securities II, Ltd. 10.000% 5/22/33	Corporate Bond	02/28/2007 Form N-Q 06/06/2007 Form N-CSR 08/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
7	Preferred Term Securities XVIII, Ltd. 10.000% 9/23/35	Corporate Bond	06/06/2007 Form N-CSR 08/29/2007 Form N-Q	ABS	Not Retained
8	Preferred Term Securities XXI, Ltd. 10.000% 3/22/38	Corporate Bond	06/06/2007 Form N-CSR 08/29/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
9	Preferred Term Securities XXII, Ltd. 15.000% 9/22/36	Corporate Bond	06/06/2007 Form N-CSR 08/29/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
10	Preferred Term Securities XXIII, Ltd. 15.000% 12/22/36	Corporate Bond	06/06/2007 Form N-CSR 08/29/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
11	Preferred Term Securities XXIV, Ltd. 10. 000% 3/22/37	Corporate Bond	06/06/2007 Form N-CSR 08/29/2007 Form N-Q	ABS	Not Retained
12	Preferred Term Securities XXV, Ltd. 10.000% 6/22/37	Corporate Bond	08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained
13	Pyxis Master Trust 2006-7 10.320% 10/1/37	Corporate Bond	08/29/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
14	Pyxis Master Trust 10.320% 10/1/2037	Corporate Bond	06/06/2007 Form N-CSR 08/29/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
15	Regional Diversified Funding 10.000% 1/25/36	Corporate Bond	08/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
16	Steers Delaware Business Trust 2007-A 7.599% 6/20/18	Corporate Bond	06/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
17	Baker Street Funding	Preferred Stock	12/07/2006 Form N-CSRS 02/28/2007 Form N-Q 06/06/2007 Form N-CSR 8/29/2007 Form N-Q	ABS	Not Retained

-35-

TABLE 5					
#	RSF Asset Name	Falsely Stated Asset Class	SEC Filings Containing False Asset Classification	Correct Asset Class	SEC Filing in Which Assets Are Re-Classified
18	Baker Street Funding 2006-1	Preferred Stock	8/29/2007 Form N-Q 06/06/2007 Form N-CSR 02/28/2007 Form N-Q 12/07/2006 Form N-CSRS	ABS	Not Retained
19	Centurion VII	Preferred Stock	06/06/2007 Form N-CSR 8/29/2007 Form N-Q	ABS	Not Retained
20	Credit Genesis CLO 2005	Preferred Stock	12/07/2006 Form N-CSRS 02/28/2007 Form N-Q 06/06/2007 Form N-CSR 8/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
21	Harborview 2006-8	Preferred Stock	02/28/2007 Form N-Q 06/06/2007 Form N-CSR 08/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
22	Hewett Island II	Preferred Stock	02/28/2007 Form N-Q 06/06/2007 Form N-CSR 08/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	Not Retained
23	Indymac Indx CI-1 Corp.	Preferred Stock	02/28/2007 Form N-Q 06/06/2007 Form N-CSR 08/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	06/03/2008 Form N-CSR
24	Mountain View Funding	Preferred Stock	02/28/2007 Form N-Q 06/06/2007 Form N-CSR 8/29/2007 Form N-Q	ABS	Not Retained
25	WEBS CDO 2006-1 PS	Preferred Stock	02/28/2007 Form N-Q 06/06/2007 Form N-CSR 08/29/2007 Form N-Q 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR

-36-

	TABLE 6				
#	RMA Asset Name	Falsely Stated Asset Class	SEC Filings Containing False Asset Classification	Correct Asset Class	SEC Filing in Which Assets Are Re-Classified
1	Antares Funding LP 13.413% 12/14/11	Corporate Bond	08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained
2	Canal Pointe II LLC. 5.340% 6/25/14	Corporate Bond	06/06/2007 Form N-CSR	ABS	Not Retained
3	Eirles Two Ltd. 262 10.860% 8/3/21	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 12/31/2006 Form N-Q	ABS	03/31/2008 Form N-CSR
4	Eirles Two Ltd. 263 13.360% 8/3/21	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
5	InCaps Funding II Ltd., Zero Coupon Bond 1/15/34	Corporate Bond	12/07/2006 Form N-CSRS 06/06/2007 Form N-CSR	ABS	Not Retained
6	Lincoln Park Referenced Link Notes 2001-1 8.780% 7/30/31	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
7	Preferred Term Securities II, Ltd. 10.000% 5/22/33	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 12/31/2006 Form N-Q 12/31/2007 Form N-Q 06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
8	Preferred Term Securities XVIII, Ltd. 10.000% 9/23/35	Corporate Bond	12/31/2007 Form N-Q 06/30/2007 Form N-Q	ABS	Not Retained
9	Preferred Term Securities XXI, Ltd. 10.000% 3/22/38	Corporate Bond	12/31/2006 Form N-Q 06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
10	Preferred Term Securities XXII, Ltd. 15.000% 9/22/36	Corporate Bond	06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
11	Preferred Term Securities XXIII, Ltd. 15.000% 12/22/36	Corporate Bond	06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
12	Preferred Term Securities XXIV, Ltd. 10.000% 3/22/37	Corporate Bond	06/30/2007 Form N-Q 12/31/2007 Form N-Q	ABS	Not Retained
13	Preferred Term Securities XXV, Ltd. 10.000% 6/22/37	Corporate Bond	06/30/2007 Form N-Q	ABS	Not Retained
14	Pyxis Master Trust 2006-7 10.320% 10/1/37	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
15	Pyxis Master Trust 10.320% 10/1/37	Corporate Bond	06/30/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
16	Regional Diversified Funding 10.000% 1/25/36	Corporate Bond	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
17	Steers Delaware Business Trust 2007-A 7.599% 6/20/18	Corporate Bond	June 6, 2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
18	Baker Street Funding	Preferred Stock	12/07/2006 Form N-CSRS 06/06/2007 Form N-CSR 12/31/2007 Form N-Q 06/30/2007 Form N-Q	ABS	Not Retained
19	Baker Street Funding 2006-1	Preferred Stock	06/30/2007 Form N-Q 12/07/2006 Form N-CSRS 06/06/2007 Form N-CSR 12/31/2006 Form N-Q	ABS	Not Retained
20	Centurion VII	Preferred Stock	06/06/2007 Form N-CSR 06/30/2007 Form N-Q	ABS	Not Retained

TABLE 6					
#	RMA Asset Name	Falsely Stated Asset Class	SEC Filings Containing False Asset Classification	Correct Asset Class	SEC Filing in Which Assets Are Re-Classified
21	Credit Genesis CLO 2005	Preferred Stock	12/07/2006 Form N-CSRS 06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 12/31/2006 Form N-Q 12/31/2007 Form N-Q 06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
22	Harborview 2006-8	Preferred Stock	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 12/31/2006 Form N-Q 12/31/2007 Form N-Q 06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
23	Hewett's Island II	Preferred Stock	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 12/31/2006 Form N-Q 06/30/2007 Form N-Q	ABS	Not Retained
24	Marquette Park CLO Ltd.	Preferred Stock	12/07/2006 Form N-CSRS 06/06/2007 Form N-CSR 06/30/2007 Form N-Q	ABS	Not Retained
25	Mountain View Funding	Preferred Stock	06/06/2007 Form N-CSR 12/31/2006 Form N-Q 06/30/2007 Form N-Q	ABS	Not Retained
26	WEBS CDO 2006-1 PS	Preferred Stock	06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 12/31/2006 Form N-Q 12/31/2007 Form N-Q 06/30/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
27	Indymac Indx CI-1 Corp.	Preferred Stock	12/07/2006 Form N-CSRS 06/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 12/31/2006 Form N-Q 12/31/2007 Form N-Q 06/30/2007 Form N-Q	ABS	06/03/2008 Form N-CSR

			TABLE 7		
#	RHY Asset Name	Falsely Stated Asset Class	SEC Filings Containing False Asset Classification	Correct Asset Class	SEC Filing in Which Assets Are Re-Classified
1	Antares Funding LP 13.413% 12/14/11	Corporate Bond	08/29/2007 Form N-Q 06/06/2007 Form N-CSR	ABS	Not Retained
2	Canal Pointe II LLC 5.340% 6/25/14	Corporate Bond	08/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	Not Retained
3	Eirles Two Ltd. 262 10.860% 8/3/21	Corporate Bond	12/05/2007 Form N-CSRS 08/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
4	Eirles Two Ltd. 263 13.360% 8/3/21	Corporate Bond	08/06/2007 Form N-CSR 12/07/2006 Form N-CSRS	ABS	03/31/2008 Form N-CSR
5	InCaps Funding II Ltd. Zero Coupon Bond 1/15/34	Corporate Bond	08/06/2007 Form N-CSR	ABS	Not Retained
6	Lincoln Park Referenced Link Notes 2001-1 8.780% 7/30/31	Corporate Bond	08/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
7	MM Community Funding II Ltd. Zero Coupon Bond 12/15/31	Corporate Bond	02/28/2007 Form N-Q 8/29/2007 Form N-Q 08/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	Not Retained
8	Preferred Term Securities XVIII, Ltd. 10.000% 9/23/35	Corporate Bond	08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	Not Retained
9	Preferred Term Securities XXI, Ltd. 10.000% 3/22/38	Corporate Bond	02/07/2006 Form N-CSRS 02/28/2007 Form N-Q 08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
10	Preferred Term Securities XXII, Ltd. 15.000% 9/22/36	Corporate Bond	08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
11	Preferred Term Securities XXIII, Ltd. 15.000% 12/22/36	Corporate Bond	08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
12	Preferred Term Securities XXIV, Ltd. 10.000% 3/22/37	Corporate Bond	08/06/2007 Form N-CSR 02/28/2007 Form N-Q 08/29/2007 Form N-Q	ABS	Not Retained
13	Preferred Term Securities XXV, Ltd. 10.000% 6/22/37	Corporate Bond	08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	Not Retained
14	Pyxis Master Trust 2006-7 10.320% 10/1/37	Corporate Bond	08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	03/31/2008 Form N-CSR
15	Pyxis Master Trust, 10.320% 10/1/2037	Corporate Bond	08/06/2007 Form N-CSR 08/29/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
16	Steers Delaware Business Trust 2007-A 7.599% 6/20/18	Corporate Bond	08/29/2007 Form N-Q	ABS	03/31/2008 Form N-CSR
17	Baker Street Funding	Preferred Stock	08/06/2007 Form N-CSR 8/29/2007 Form N-Q 02/28/2007 Form N-Q 02/07/2006 Form N-CSRS	ABS	Not Retained
18	Baker Street Funding 2006-1	Preferred Stock	02/07/2006 Form N-CSRS 02/28/2007 Form N-Q 08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	Not Retained
19	Centurion VII	Preferred Stock	8/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	Not Retained

	TABLE 7				
#	**RHY Asset Name**	**Falsely Stated Asset Class**	**SEC Filings Containing False Asset Classification**	**Correct Asset Class**	**SEC Filing in Which Assets Are Re-Classified**
20	Credit Genesis CLO 2005	Preferred Stock	02/07/2006 Form N-CSRS 02/28/2007 Form N-Q 08/29/2007 Form N-Q 08/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
21	Harborview 2006-8	Preferred Stock	02/28/2007 Form N-Q 08/29/2007 Form N-Q 08/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR
22	Indymac Indx CI-1 Corp.	Preferred Stock	02/28/2007 Form N-Q 08/29/2007 Form N-Q 08/06/2007 Form N-CSR 12/05/2007 Form N-CSRS 02/07/2006 Form N-CSRS	ABS	06/03/2008 Form N-CSR
23	Marquette Park CLO Ltd.	Preferred Stock	02/07/2006 Form N-CSRS 02/28/2007 Form N-Q 08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	Not Retained
24	Mountain View Funding	Preferred Stock	02/07/2006 Form N-CSRS 02/28/2007 Form N-Q 08/29/2007 Form N-Q 08/06/2007 Form N-CSR	ABS	Not Retained
25	WEBS CDO 2006-1 PS	Preferred Stock	02/28/2007 Form N-Q 08/29/2007 Form N-Q 08/06/2007 Form N-CSR 12/05/2007 Form N-CSRS	ABS	03/31/2008 Form N-CSR

91.   The dollar amounts and percentages associated with the Funds' falsely classified assets are detailed by Fund below. Tables 8-11 below are derived from a spreadsheet used in the Task Force Proceeding. See http://www.asc.alabama.gov/Orders/2010/SC-2010-0016/MK%20Notice%20of%20Intent%20-%2009302010.pdf (Exhibit 26 therein).

	TABLE 8					
	RMH					
	As of March 31, 2007					
Asset Category	**Reported**	**% of Holdings**	**Corrected**	**% of Holdings**	**$ Change**	**% Change**
ABS	$217,523,259	71.73%	$262,367,844	86.52%	$44,844,585	20.62%

	RMH					
	As of June 30, 2007					
Asset Category	**Reported**	**% of Holdings**	**Corrected**	**% of Holdings**	**$ Change**	**% Change**
ABS	$210,994,873	71.99%	$261,809,569	89.33%	$50,814,696	24.08%

92.   As shown in Table 8, RMH understated its ABS investments as a percentage of holdings by 20.62% as of March 31, 2007, and understated its ABS as a percentage of holdings by 24.08% as of June 30, 2007. RMH subsequently acknowledged this false statement when it

-40-

reclassified the securities as ABS in SEC filings in 2008.

TABLE 9 RSF As of March 31, 2007						
Asset Category	Reported	% of Holdings	Corrected	% of Holdings	$Corrected - Reported	% Difference
ABS	$274,847,988	76.51%	$318,926,042	88.78%	$44,078,054	16.04%

As of June 30, 2007						
Asset Category	Reported	% of Holdings	Corrected	% of Holdings	$Corrected - Reported	% Difference
ABS	$256,517,686	75.66%	$307,728,775	90.77%	$51,211,089	19.96%

93.   As shown in Table 9, RSF understated its ABS investments as a percentage of holdings by 16.04% as of March 31, 2007, and understated its ABS as a percentage of holdings by 19.96% as of June 30, 2007. RSF subsequently acknowledged this false statement when it reclassified the securities listed as ABS in SEC filings in 2008.

TABLE 10 RMA As of March 31, 2007						
Asset Category	Reported	% of Holdings	Corrected	% of Holdings	$Corrected - Reported	% Difference
ABS	$306,132,730	73.41%	$366,486,619	87.89%	$60,353,889	16.47%

RMA As of June 30, 2007						
Asset Category	Reported	% of Holdings	Corrected	% of Holdings	$Corrected - Reported	% Difference
ABS	$292,543,604	72.77%	$357,193,609	88.86%	$64,650,005	18.10%

94.   As shown in Table 10, RMA understated its ABS investments as a percentage of holdings by 16.47% as of March 31, 2007, and understated its ABS as a percentage of holdings by 18.10% as of June 30, 2007. RMA subsequently acknowledged this false statement when it reclassified the securities listed as ABS in SEC filings in 2008.

TABLE 11						
RHY						
As of March 31, 2007						
Asset Category	Reported	% of Holdings	Corrected	% of Holdings	$Corrected - Reported	% Difference
ABS	$364,472,540	77.73%	$433,095,558	92.37%	$68,623,018	15.84%

| RHY | | | | | | |
| As of June 30, 2007 | | | | | | |
Asset Category	Reported	% of Holdings	Corrected	% of Holdings	$Corrected - Reported	% Difference
ABS	$343,624,081	75.75%	$417,349,091	92.00%	$73,725,010	17.67%

95.   As shown in Table 11, RHY understated its ABS investments as a percentage of

holdings by *15.84%* as of March 31, 2007, and understated its ABS as a percentage of holdings by

17.67% as of June 30, 2007. RHY subsequently acknowledged this false statement when it

reclassified the securities as ABS in SEC filings in 2008.

96.   In 2008, the Funds admitted the falsity of the asset classifications when they filed

reports with the SEC reclassifying, as ABS, their retained "corporate bonds" and "preferred stocks"

as detailed in ¶¶ 97-11, 172-180 and below. However, despite their official asset reclassification,

Defendants have still not explained how the false classifications came about or how they were not

the result of intentional conduct. The classification of securities involves basic financial concepts

that were (or should have been) well-within the portfolio managers' knowledge and expertise.

Corporate bonds and preferred stocks are issued to raise money in order to expand the issuer's

business. ABS, on the other hand, are securities whose values and income payments are derived

from collateralized loans of various types (residential and commercial mortgages, credit card debt,

automobile loans, equipment leases, etc.). These securities are like apples and oranges. They cannot

be confused.

97.   Defendants' false classification of the Funds' assets were the result of a deliberate

effort to cover up the Funds' concentration in ABS (particularly subprime mortgage-related ABS) and to create the appearance of proper diversification. Diversification is important in all investment

portfolios and is ***particularly important*** when investing in below-investment grade securities as was

done here.

98.   The following three examples show the types of ABS falsely represented by the

Funds as corporate bonds and preferred stocks. The false classifications of these assets as corporate

bonds and preferred stocks instead of ABS greatly reduced the perceived risk to investors.

1.   The Funds' False Classification of the Webster CDO I, Ltd. as a "Preferred Stock"

99.   All four of the Funds invested in an ABS called the "Webster CDO."[19] The Webster

CDO was a hybrid cash/synthetic arbitrage CDO managed by Vanderbilt Capital Advisors LLC.

The Webster CDO was backed by subprime mortgage-related ABS; specifically, RMBS with

weighted average FICO scores less than 600. The Webster CDO issued $1 billion in securities, in

the order of priority listed in Table 12.

---

[19] On or about April 18, 2007, Webster CDO I, Ltd. ("Webster CDO I"), a Cayman Islands
corporation, and Webster CDO I (Delaware) Corp. ("Webster CDO Delaware," and together with
Webster CDO I, the "Webster CDO"), a Delaware corporation, conducted an offering of securities
as described herein.

TABLE 12 Webster CDO I - Capital Structure				
Tranche	Face Value	Interest Rate	Ratings	
			Moody's	S&P
A-1LA	$609,000,000	3M LIBOR + 0.34%	Aaa	AAA
A-1LB	$158,000,000	3M LIBOR + 0.45%	Aaa	AAA
A-2L	$70,000,000	3M LIBOR + 0.54%	Aa2	AA
A-3L	$59,000,000	3M LIBOR + 1.45%	A2	A
A-4L	$10,000,000	3M LIBOR + 2.75%	Baa1	BBB+
B-1L	$32,000,000	3M LIBOR + 3.40%	Baa2	BBB
B-2L	$10,000,000	3M LIBOR + 3.85%	Baa3	BBBB-
3L	$9,000,000	3M LIBOR + 6.50%	Ba1	BB+
P1 Comb (A3L & B3L)	$10,000,000	A2	N/A	
Preference Shares	$43,000,000		B2	N/A
	$1,000,000,000			

100.   The Funds purchased a total of $9.5 million face value of the so-called "equity tranche" or "*preference shares*" of the Webster CDO, as detailed in Table 13.

TABLE 13 The RMK Closed End Funds Holdings in the Webster CDO								
	RHY		RMH		RSF		RMA	
Date	Face Value	Reported Value	Face Value	Reported Value	Face Value	Reported Value	Face Value	Reported Value
12/31/06	3,500,000	$3,150,000	2,000,000	$1,800,000	2,000,000	$1,800,000	2,000,000	$1,800,000
03/31/07	3,500,000	$3,150,000	2,000,000	$1,800,000	2,000,000	$1,800,000	2,000,000	$1,800,000
06/30/07	3,500,000	$2,712,500	2,000,000	$1,550,000	2,000,000	$1,550,000	2,000,000	$1,550,000
09/30/07	3,500,000	$525,000	2,000,000	$300,000	2,000,000	$300,000	2,000,000	$300,000
12/31/07	3,500,000	$35	2,000,000	$20	2,000,000	$20	2,000,000	$20
03/31/08	3,500,000	$35	2,000,000	$20	2,000,000	$20	2,000,000	$20

101.   Significantly, "preference shares" of an ABS are not the same as "preferred stock." This is a basic concept in corporate finance generally, and in the context of Structured Finance products specifically. Preferred stock is an ownership interest in a corporation. An ABS is not a corporation but rather a securitization of individual loans. Thus, an interest in an ABS simply is not "preferred stock."

102.   Further, the preference shares purchased by the Funds here had no "preference" at all. Rather, they were the lowest-priority securities offered by the Webster CDO. Three features of the

Webster CDO's preference shares magnified the risk of an already risky investment. First, the

preference shares were ranked *15th* of the 15 tiers in the Webster CDO's interest waterfall.[20]

Second, the preference shares were not eligible to receive any interest payment if an event of default

occurred. Third, the preference shares were to receive principal payments, if any, only on the final

maturity date. As such, the Funds' $9.5 million worth of Webster CDO preference shares were

effectively an investment in the Webster CDO's underlying subprime assets, as leveraged. The

Funds' falsely represented the asset classification of the Webster CDO as "preferred stock" in SEC

filings as detailed in Tables 4-7 above. The Funds reclassified the Webster CDO as ABS in a Form

N-CSR dated March 31, 2008. The Webster CDO is representative of the types of ABS that were

falsely classified as "preferred stock".

2.   The False Classification of the Preferred Term Securities XXIII, Ltd. as a "Corporate Bond"

103.   All four of the Funds invested $10 million face value in an ABS called the Preferred

Term Securities XXIII, Ltd. ("PTS23"), the 23rd in a related series of cash flow trust preferred

CDOs that were collateralized by a funded and static portfolio of assets. On September 22, 2006,

PTS23 issued $1.56 billion in securities, as listed in the order of priority below.

---

[20] "Interest waterfall" refers to a type of payment scheme in which higher-tiered creditors receive interest and principal payments, while lower-tiered creditors receive only interest payments. When the higher-tiered creditors have received all interest and principal payments in full, the next tier of creditors begins to receive interest and principal payments. *See*, *e.g.*, Moorad Choudhry, *Capital Market Instruments: Analysis and Valuation*, at 276–81 (3d ed. 2010); Frank J. Fabozzi, *Introduction to Structured Finance*, at 107-08, 123 (2006).

TABLE 14					
Preferred Term Securities XXIII – Capital Structure					
Tranche	Face Value	Interest Rate	Ratings		
			Moody's	S&P	Fitch
A-X	$33,500,000		Aaa	AAA	AAA
A-FP	$321,000,000	3M LIBOR + 0.20%	Aaa	AAA	AAA
A-1	$544,000,000	3M LIBOR + 0.31%	Aaa	AAA	AAA
A-2	$141,000,000	3M LIBOR + 0.39%	Aaa	AAA	AAA
B-FP	$57,600,000	3M LIBOR + 0.38%	Aa2	N/A	AA
B-1	$67,400,000	3M LIBOR + 0.62%	Aa2	N/A	AA
B-2	$31,000,000	5.792% / 3M LIBOR+0.62%	Aa2	N/A	AA
C-FP	$52,800,000	3M LIBOR + 0.73%	A3	N/A	A-
C-1	$81,200,000	3M LIBOR + 1.15%	A3	N/A	A-
C2	$28,000,000	6.322% / 3M LIBOR+1.15%	A3	N/A	A-
D-FP	$35,050,000	3M LIBOR + 1.60%	N/A	N/A	BBB
D-1	$72,500,000	3M LIBOR + 2.10%	N/A	N/A	BBB
Subordinate	$95,500,000	N/A	NR	NR	NR
	$1,560,550,000				

104.   The Funds held $10 million face value in PTS23 securities as detailed in Table 15:

TABLE 15								
The Funds Held $14 Million of the Preferred Term Securities XXIII								
	RHY		RMH		RSF		RMA	
Date	Face Value	Reported Value	Face Value	Reported Value	Face Value	Reported Value	Face Value	Reported Value
09/30/06	3,000,000	$2,964,000	2,000,000	$1,976,000	2,000,000	$1,976,000	3,000,000	$2,964,000
12/31/06	3,000,000	$2,913,660	2,000,000	$1,942,440	2,000,000	$1,942,440	3,000,000	$2,913,660
03/31/07	4,800,000	$4,560,000	3,200,000	$3,040,000	3,200,000	$3,040,000	3,800,000	$3,610,000
06/30/07	3,800,000	$3,600,500	3,200,000	$3,032,000	3,200,000	$3,032,000	3,800,000	$3,600,500
09/30/07	3,800,000	$1,900,000	3,200,000	$1,600,000	3,200,000	$1,600,000	3,800,000	$1,900,000
12/31/07	3,800,000	$1,734,700	3,200,000	$1,564,000	3,200,000	$1,460,800	3,800,000	$1,734,700
03/31/08	3,800,000	$1,581,940	3,200,000	$1,332,160	3,200,000	$1,332,160	3,800,000	$1,581,940

105.   Significantly, the PTS23 securities were not classified by the Funds as "preferred stock," but rather as *corporate bonds*. Accordingly, this was not merely an instance of confusion over the meaning of the name "Preferred Term Securities XXIII, Ltd." It was, instead, an intentional effort to make the Funds' portfolios appear more diversified than they actually were.

106.   The PTS23 securities were reclassified as ABS in a Form N-CSR dated March 31, 2008. The PTS23 securities are representative of the types of ABS that were falsely classified as

corporate bonds by the Defendants.

3. The False Classification of the Eirles Two Ltd. 263 as a "Corporate Bond"

107.   All four of the Funds purchased an ABS called the Eirles Two Ltd. 263 ("Eirles

CDO"). The Eirles CDO, incorporated with limited liability in Ireland, was a synthetic CDO

arranged by Deutsche Bank AG. A synthetic CDO is a complex derivative, meaning its value is

derived from events related to a defined set of reference securities that may or may not be owned by

the parties involved. Specifically, in the Eirles CDO, the returns to investors depended on a credit

default swap issued on a $1 billion notional value portfolio of loans and bonds, as depicted in Table

16.

TABLE 16	
Eirles Two Ltd. 263 Capital Structure	
Tranche	Face Value
A	$897,500,000
B	$17,500,000
C	$85,000,000
	$1,000,000,000

108.   The "B" line-item above speaks to a security called a "Series 263 Portfolio Credit

Linked Floating Rate Secured Notes due 2021," which the Funds purchased as illustrated in Table

17:

TABLE 17								
The Funds Held $12.8 million of The Eirles CDO								
	RHY		RMH		RSF		RMA	
Date	Face Value	Reported Value	Face Value	Reported Value	Face Value	Reported Value	Face Value	Reported Value
09/30/06	3,500,000	$3,500,000	2,300,000	$2,300,000	3,500,000	$3,500,000	3,500,000	$3,500,000
12/31/06	3,500,000	$3,500,000	2,300,000	$2,300,000	3,500,000	$3,500,000	3,500,000	$3,500,000
03/31/07	3,500,000	$3,500,000	2,300,000	$2,300,000	3,500,000	$3,500,000	3,500,000	$3,500,000
06/30/07	3,500,000	$3,473,750	2,300,000	$2,282,750	3,500,000	$3,473,750	3,500,000	$3,473,750
09/30/07	3,500,000	$3,325,000	2,300,000	$2,185,000	3,500,000	$3,325,000	3,500,000	$3,325,000
12/31/07	3,500,000	$2,380,000	2,300,000	$1,564,000	3,500,000	$2,380,000	3,500,000	$2,380,000
03/31/08	3,500,000	$1,955,000	2,300,000	$1,311,000	3,500,000	$1,955,000	3,500,000	$1,955,000

109.   The Funds each misrepresented this synthetic CDO as a "corporate bond" in SEC filings as detailed above in Tables 4-7. A basic principle of corporate finance is that a corporate bond is a debt of a corporation. A CDO is not a debt of a corporation. Defendants eventually acknowledged this when they reclassified the Eirles CDO as an ABS on March 31, 2008. The Eirles CDO is an example of the type of complex securities falsely classified as corporate bonds.

110.   These three examples are telling given the basic nature of corporate bonds and preferred stocks as compared to the complexities associated with transactions like the Webster CDO, PTS23, and the Eirles CDO.

E.   Defendants Falsely Represented That They Would Evaluate Portfolio Securities Prior to Purchasing Them and That Investors Would Benefit From Professional Portfolio Management Expertise

111.   Defendants falsely represented that the Funds' portfolios would be professionally managed by "one of America's leading high-yield fund managers." The truth was that there was no professional management of the Funds' portfolios. The Funds' management conducted no due diligence, exercised no professional judgment in deciding what investments to make, and paid little or no attention to the securities being purchased for the Funds' portfolios. As described below in detail, Defendants did not investigate or adequately evaluate many of the portfolio securities

purchased for the Funds until *after* they had already been purchased. This lack of diligence deprived investors of the supposed expertise of the Funds' "genius"[21] money manager and purported experience of their professional portfolio management by MAM and Morgan Keegan. This fundamental lack of due diligence as to prospective portfolio security purchases is demonstrated by a series of *retroactive, external* requests made throughout 2007 from MAM to various broker-dealers for the most basic information about the Funds' securities purchases.

112.   According to the SEC, Albert L. Landers, Jr. ("Landers"), a MAM Portfolio Analyst who was known to be Kelsoe's confidant, made frequent external requests to various broker-dealers about the nature of the portfolio securities long after they were purchased—sometimes *one year after* the portfolio securities were purchased. Landers was within Kelsoe's inner circle and was considered to be his right-hand man.

113.   On February 23, 2007, for example, Landers sent an e-mail to Evan Kestenberg ("Kestenberg"), a broker at United Capital Markets, Inc. ("UCM"), inquiring into an ABS purchased by the Funds called NORMA:

> I think we bought NORMA 07-1A E from you guys . . . .
> [C]an you tell me what kind of CDO it is (CLO, RMBS,
> Trust Pfd, CRE, etc)? Also, if you have any docs and/or
> mktg materials for it please pass those along.

Exhibit J hereto.

114.   That same day, Landers sent an e-mail to Kim Pandick, a broker at Stifel, Nicolaus & Co., inquiring into another ABS already purchased by the Funds called Silver Elms: "can you tell me what kind of CDO Silver Elms is (RMBS, CLO, Trust Pfd, CRE, etc)?" Exhibit K hereto.

115.   On February 26, 2007, Landers sent another e-mail to Kestenberg at UCM asking

---

[21] John A. MacDonald, "Morgan Keegan brokerage soldiering on as aggrieved investors circle," BIRMINGHAM NEWS, Jun. 7, 2009.

about two previously purchased ABS: "Is GSAM2 2A backed mostly by corp hy *[sic]* bonds? It's

not a CLO is it? Also, what type of CDO is Ischus CDO III?" Exhibit L hereto.

116.   Landers engaged in another telling e-mail exchange on April 24, 2007:

> **[Landers:]** [A]m I correct in thinking that Centurion VII is a
> CLO? If not, please let me know what it is.
>
> **[Reply:]** IT'S A HYBRID CLO/CDO. MOSTLY US
> CREDITS, SOME EURO.
>
> **[Landers:]** When you say it's a hybrid, do you mean that
> it has exposure to other assets besides corp *[sic]* credits?
> If so, what other kind of assets and roughly how much is
> corp credits vs. other
> assets? If you have a mktg *[sic]* book for this I imagine
> that would cover those questions . . . .

Exhibit M hereto.

117.   On May 1, 2007, Landers sent an e-mail to Thomas G. Raque, Jr. of J.P. Morgan

Securities Inc., inquiring into the details of another ABS that had already been purchased by the

Funds:

> . . . . [D]o you have a marketing book or something along
> those lines for the Squared CDO (SQRD) we bought
> recently? If so, please pass it along to me. I want it
> mainly to determine what type of CDO it is so I can
> specifically classify it for our internal reporting. If you
> don't have a marketing book, please let me know what
> type of CDO it is, along with sending over any
> documentation you do have for it.

Exhibit N hereto.

118.   On May 29, 2007, Landers sent an e-mail to Michael W. Hubbe at Bear Stearns &

Co., Inc., inquiring into "MAC Capital," an ABS previously purchased by the Funds. Landers

wrote: "[C]an you send along any deal docs and/or marketing materials for MAC Capital, including

something that would tell me ***what kind of deal it is?"*** Exhibit O hereto.

119.   Landers continued to conduct belated, basic due diligence on the Funds' portfolio securities throughout the summer of 2007. On June 26, 2007, Landers sent the following e-mail to Kestenberg:

> It looks like we bought Broderick CDO from you guys back in March. Do you have a mktg book for that and/or any of the offering doc's. ***I'm trying to get a handle on how much subprime exposure we have in our CDO's (we're getting asked a lot of questions by shareholders, as you can probably imagine), so I'm hoping those docs might clue me in to how much is in this deal***.

Exhibit P hereto.

120.   That same day, Landers inquired into another ABS referred to as the "parcs trade." Landers wrote the following to Cary Williams at Merrill Lynch on June 26, 2007: "What general term would you use to describe the recent parcs trade? I know it's not a CDO or other typical cash bond. ***I'm just trying to classify it for reporting purposes.***" Exhibit Q hereto.

121.   On July 2, 2007, Landers sent an e-mail to Sunita Cenci at UCM, inquiring as follows: "We bought Aladdin 2006-3A . . . from you ***last July/August***. If you have any of the original deal docs on this such as Offering Circular/Memorandum, please send them along to me when you get a chance." Exhibit R hereto.

122.   These e-mails are evidence of a consistent endeavor, long after the fact, to gain a basic understanding of the investments previously purchased for the Funds' portfolios with approximately $1 billion of investors' money. If Landers had been able to gain an after-the-fact understanding of the Funds' portfolio securities without inquiring externally, he would have done so. In other words, if the Funds or MAM or Morgan Keegan themselves had access to the information being requested by Landers, he would have retrieved it internally. Landers' e-mails show that MAM did not know the type or category of the Funds' portfolio securities, their ratings, or the risks

associated with them until long after they were acquired.

123.   The basic lack of due diligence involved in the Funds' portfolio securities purchasing

process described above deprived investors of the professional management and expertise that was

supposed to be offered by Kelsoe, "one of America's leading high-yield fund managers." In short,

representations that the Funds were professionally managed and investments were professionally

selected were simply untrue.

> **F.   The Officer Defendants Manipulated the "Fair Value" of the
>   Funds' Assets and Falsely Inflated the Funds' NAVs**
>
> **1.   How the Valuation Process Was Supposed to Work**

124.   Under Section 2(a)(41)(B) of the ICA, the Funds were required to: (1) use market

values for portfolio securities with readily available market quotations; and (2) determine "*fair*

value" for portfolio assets where there was no readily available market quotation.

125.   The fair value of securities for which market quotations are not readily available is

the price that the Funds would reasonably expect to receive on a current sale of the security. *See*

AICPA Audit and Accounting Guide – Investment Companies (Sect. 2.35-2.39), which incorporates

Accounting Series Release No. 118 ("ASR 118").

126.   The SEC has provided interpretative guidance related to ASR 118 financial reporting,

which is included in the Codification of Financial Reporting Policies. Specifically, the guidance

offered in connection with ASR 118 sets forth the following factors to consider when making fair

value determinations:

> (a) Fundamental analytical data; (b) the nature and
> duration of any restrictions on disposition; (c) and
> evaluation of the forces that influence the market in which
> the securities are purchased and sold; and (d) specific
> factors, including (among others) the type of security,
> financial statements, cost, size of holding, analysts'

> reports, transactional information or offers, and public
> trading in similar securities of the issuer or comparable
> companies.

127.   The Funds were required to conform with ASR 118 under SEC rules and Generally

Accepted Accounting Principles ("GAAP"). *See also* Articles 1-01(a) and 6.03 of Regulation S-X.

The Funds purported to comply with these requirements. Specifically, the Funds' relevant SEC

filings stated:

> The following is a summary of significant accounting
> policies followed by the Funds in the preparation of their
> financial statements. ***These policies are in conformity***
> ***with the accounting principles generally accepted in the***
> ***United States of America.***
>
> *   *   *
>
> Investments in securities listed or traded on a securities
> exchange are valued at the last quoted sales price on the
> exchange where the security is primarily traded as of
> close of business on the New York Stock Exchange,
> usually 4:00 p.m. Eastern Time, on the valuation date.
> Equity securities traded on the Nasdaq Stock Market are
> valued at the Nasdaq Official Closing Price, usually 4:00
> p.m. Eastern Time, on the valuation date. Securities
> traded in the over-the-counter market and listed securities
> for which no sales were reported for that date are valued
> at the last quoted bid price.
>
> Long-term debt securities, including U. S. government
> securities, listed corporate bonds, other fixed income and
> asset-backed securities, and unlisted securities and private
> placement securities, ***are generally valued at the latest***
> ***price furnished by an independent pricing service or***
> ***primary market dealer***. Short- term debt securities with
> remaining maturities of more than sixty days for which
> market quotations are readily available shall be valued by
> an independent pricing service or primary market dealer.
> Short-term debt securities with remaining maturities of
> sixty days or less shall be valued at cost with interest
> accrued or discount accreted to the date of maturity,
> unless such valuation, in the judgment of [MAM] does

> not represent market value. . . . ***Investments for which
> market quotations are not readily available, or available
> quotations which appear to not accurately reflect the
> current value of an investment, are valued at fair value
> as determined in good faith by the Valuation Committee
> using procedures established by and under the direction
> of the Board of Directors***.

128.   The Funds represented further in certain SEC filings that they were permitted to use

the fair value of a security to calculate NAV when, for example: (1) a security was not traded in a

public market or the principal market in which the security trades is closed; (2) trading in a security

was suspended and not resumed prior to the normal market close; (3) a security was not traded in

significant volume for a substantial period; or (4) the Investment Adviser determined that the

quotation or price for a security provided by a dealer or independent pricing services was inaccurate.

129.   The Funds' valuation procedures for fair-valued securities also provided a series of

factors to consider, including: (1) ***type of security***; (2) ***financial statements of the issuer***; (3) cost at

date of purchase (generally used for initial valuation); (4) size of the Fund's holding; (5) for

restricted securities, the discount from market value of unrestricted securities of the same class at the

time of purchase; (6) the existence of a shelf registration for restricted securities; (7) ***information as

to any transactions or offers with respect to the security***; (8) special reports prepared by analysts;

(9) the existence of merger proposals, tender offers or ***events affecting the security***; (10) the price

and extent of public trading in similar securities of the issuer or comparable companies; (11) ***the

fundamental analytical data relating to the investment***; (12) the nature and duration of restrictions

on disposition of the securities; and (13) ***evaluation of the forces which influence the market in

which these securities are purchased and sold***.

130.   Morgan Keegan's Fund Accounting Department was responsible for the calculation

of the Funds' NAVs and for pricing portfolio securities. Supposedly, MAM's Valuation Committee, which was staffed by Defendant Weller, oversaw the Fund Accounting Department's processes. Notwithstanding this circular arrangement, the Funds' procedures required the Valuation Committee to maintain a written report "*documenting the manner in which the fair value of a security was determined and the accuracy of the valuation made based on the next reliable public price quotation for that security.*" These procedures also required that prices assigned to securities be periodically validated through broker-dealer quotes. The procedures specified that prices obtained from a broker-dealer could only be overridden when there was "*a reasonable basis to believe that the price provided [did] not accurately reflect the fair value of the portfolio security.*" If ever a price was overridden, the procedures mandated the basis for overriding the price to be "*documented and provided to the Valuation Committee for its review.*" Cease & Desist Order, Ex. D hereto, ¶ 16.

131.   MAM also adopted procedures to help determine the fair value to assign to portfolio securities and to "validate" those values "periodically." Those procedures provided that "[q]uarterly reports listing all securities held by the Funds that were fair valued during the quarter under review, along with explanatory notes for the fair values assigned to the securities, shall be presented to the Board for its review." Cease & Desist Order, Ex. D hereto, ¶ 18.

132.   As part of these procedures, the Fund Accounting Department sometimes requested third party broker-dealer quotes as a means to validate the prices assigned to the Funds' portfolio securities. PwC used similar requests for third party broker-dealer quotes as part of the Funds' year-end audits. Periodically, Morgan Keegan's Fund Accounting Department or PwC would send such requests to broker-dealers asking them to provide quotations for various securities held by the Funds.

133.   As of March 31, 2007, the Funds held substantial concentrations—between *65-*

70%—of their portfolio securities in ABS, especially ABS backed by subprime mortgages. The

Funds claimed that most of these lacked readily available market quotations. Pursuant to the Funds'

stated policies, prices for such illiquid securities were to be derived using the "fair value" methods

described above.[22]

2.   How the Valuation Process Actually Worked

134.   Defendants ignored these stated policies and procedures and falsely calculated and

reported the values of the Funds' portfolio securities. In fact, as set forth above, because the Funds

had little or no knowledge of the characteristics of at least certain of their portfolio investments until

long after those investments were made, it was impossible for them to comply with their

representations of valuation procedures. The valuation procedures described in ¶¶ 127-136 above

simply could not be followed unless the characteristics of portfolio securities were understood. The

valuation procedures Defendants said they would follow were no more than words on a piece of

paper. Defendants knew when they made those representations that they had insufficient

information to follow those procedures. Statements made by the Defendants that the Funds were

following stated procedures were, therefore, materially false and misleading.

135.   For instance, as alleged by the SEC, Kelsoe actively screened and manipulated dealer

quotes that the Fund Accounting Department and/or PwC obtained from at least one broker-dealer

(the "Submitting Dealer") regarding the Funds' portfolio securities. In addition, Kelsoe did not

advise the Fund Accounting Department or the Board when he received information from third

parties indicating that the Funds' prices for certain securities should be reduced. Kelsoe's actions

---

[22] On December 5, 2007, RMK High Income, RMK Strategic, RMK Advantage, and RMK Multi-Sector disclosed for the first time that as of September 30, 2007, *55.3%, 54.5%, 58.2% and 55.7%* of their respective portfolio securities were priced using fair value methods.

intended to and did forestall declines in the Funds' reported NAVs. Cease & Desist Order, Ex. D

hereto, ¶ 28.

136. Specifically, between January and July 2007, Kelsoe sent approximately *262* phony

"price adjustments" to the Fund Accounting Department. These adjustments were sent in

approximately 40 e-mails by Kelsoe's assistant to a staff accountant at Morgan Keegan's WMS in

the Fund Accounting Department who was charged with calculating the Funds' NAVs. Upon

receipt by the Fund Accounting Department, Kelsoe's false price adjustments were routinely entered

without question into a spreadsheet used to calculate the Funds' NAVs. The Fund Accounting

Department did not request, and Kelsoe did not supply, supporting documentation for any price

adjustments. Kelsoe knew that his prices were being used to compute the Funds' NAVs because,

among other things, he received bi-weekly reports on the Funds' holdings and their prices which, by

comparison with previous reports, indicated that his price adjustments were being used and were

directly affecting the Funds' NAVs. Cease & Desist Order, Ex. D hereto, ¶ 21.

137. As alleged by the SEC, Kelsoe's price adjustments did not reflect fair value. When

the Fund Accounting Department or PwC sent requests for dealer quotes to the Submitting Dealer,

Kelsoe would confer by e-mail or phone with his contact (the "Dealer Contact") regarding the

quotes, *with the aim of having quotes increased*. Kelsoe had such conversations with his Dealer

Contact concerning at least the month-end quotes for December 31, 2006, February 28, 2007, and

March 31, 2007, and they were successful from Kelsoe's point of view. Cease & Desist Order, Ex.

D hereto, ¶ 28.

138. In some instances, even after causing the Submitting Dealer to increase quotes,

Kelsoe gilded the lily and provided price adjustments to the Fund Accounting Department that were

even higher than the Submitting Dealer's *increased quotes.* In addition, Kelsoe frequently pressured the Submitting Dealer to provide "interim quotes" (*see*, *e.g.*, the Long Beach CDO

discussed *infra*). "Interim quotes" were lower than the prices at which the Funds were valuing

certain bonds, but higher than the initial quotes that the Submitting Dealer had initially intended to

provide. Kelsoe procured these interim quotes to enable the Funds to avoid marking down securities

to their true fair value in one adjustment. These adjustments were inconsistent with the Funds'

procedures and were used to falsely report inflated securities values to the public. Cease & Desist

Order, Ex. D hereto, ¶ 29.

139.   For example, on April 25, 2007, as alleged by the SEC, Kelsoe telephoned his Dealer

Contact and spoke about dealer quotes that would be submitted in connection with the Funds' March

31, 2007 audit by PwC. The Dealer Contact told Kelsoe that his trading desk had *priced down* many

of the Funds' portfolio securities. In response, Kelsoe explicitly asked his Dealer Contact to refrain

from providing low dealer quotes that reflected actual bid prices. As a result of the conversation, on

April 30, 2007, the Submitting Dealer provided quotes to PwC reflecting *interim prices* for certain

securities that were *higher than the correct quotes* the Submitting Dealer originally intended to

supply, *but lower than the Funds' then-current values*. Cease & Desist Order, Ex. D hereto, ¶ 30.

140.   By way of further specific examples, as alleged by the SEC and detailed in Exhibit D

hereto, Kelsoe successfully manipulated the fair valuation and pricing of at least the following

securities held by the Funds: the Long Beach CDO, the Knollwood CDO, and the Terwin ABS.

(a)   **The Long Beach CDO**

141.   The Funds each owned an ABS called the "Long Beach CDO," and reported values

for the Long Beach CDO in their SEC filings. As alleged by the SEC, on April 30, 2007, the

Submitting Dealer had initially determined to provide PwC with information supporting a mark down of the Long Beach CDO from a prior confirmation price of *$81.00 to a new price of $50.00*.

However, under pressure from Kelsoe, the Submitting Dealer provided PwC with information

supporting a mark down of the Long Beach CDO from the prior confirmation price of *$81.00 to only*

$65.00 (instead of $50.00), as a so-called "interim" step. This "interim" reduction to $65.00 was

approximately *half of the mark down* to $50.00 that the Submitting Dealer's trading desk initially

sought to communicate to PwC. Cease & Desist Order, Ex. D hereto, ¶ 31.

142.   Subsequently, on April 26, 2007, Kelsoe sent a price adjustment to the Fund

Accounting Department marking down the price of the Long Beach CDO from *$78.00*, *i.e.*, the price

at which the Funds' were valuing the bond at that time, to *$72.00*. The Fund Accounting

Department promptly used the $72.00 price to calculate the Funds' NAV without verifying that

figure's accuracy per stated policies and procedures. Cease & Desist Order, Ex. D hereto, ¶ 31. Had

the Fund Accounting Department followed stated policies and procedures, it would have discovered

that the price Kelsoe provided was false.

(b)   The Knollwood CDO

143.   In July 2006, the Funds purchased an ABS called the "Knollwood CDO," and they

reported values for the Knollwood CDO in their SEC filings. The Funds purchased the Knollwood

CDO from the Submitting Dealer with a guarantee that the Submitting Dealer would make a "locked

market" and buy it back at the same price in six months, less two coupon payments that the Funds

were to receive in the interim. In January 2007, however, Kelsoe agreed with the Submitting Dealer

to continue holding the Knollwood CDO. Cease & Desist Order, Ex. D hereto, ¶ 34.

144.   Then, on March 30, 2007, in connection with a year-end audit, PwC requested quotes

from the Submitting Dealer on, *inter alia*, the Knollwood CDO. One month later, the Submitting

Dealer returned the requested quotes to both PwC and Kelsoe; it did not provide a quote for the

Knollwood CDO, however. As a result of this withholding, the price of the Knollwood CDO was maintained at $92.00—a price higher than its value—in the NAV of the Funds. Cease & Desist Order, Ex. D hereto, ¶ 34.

145.   On May 16, 2007, when the Funds were still valuing the Knollwood CDO at $92.00, Kelsoe and his Dealer Contact discussed the fact that the Fund Accounting Department would soon be requesting another quote for the Knollwood CDO from the Submitting Dealer. Kelsoe directed his Dealer Contact *not to provide a quote to the Fund Accounting Department unless it was $87.50 or higher.* Cease & Desist Order, Ex. D hereto, ¶ 35.

146.   On May 18, 2007, the Dealer Contact advised Kelsoe that he obtained a *$65.00* quote for the Knollwood CDO from his trading desk. Kelsoe subsequently communicated his unhappiness about the $65.00 quote on June 5, 2007. He threatened to stop doing business with the Submitting Dealer altogether unless the quote was increased. Two days later, on June 7, 2007, without having heard back from the Submitting Dealer, Kelsoe provided a price adjustment to the Fund Accounting Department for the Knollwood CDO at *$88.00.* This price was false and inconsistent with the Knollwood CDO's true value. Cease & Desist Order, Ex. D hereto, ¶ 35.

147.   On June 22, 2007, as a result of Kelsoe's threats, the Submitting Dealer finally provided a list of requested quotes to the Fund Accounting Department—but it left a blank space for the Knollwood CDO quote. As a result, the Funds continued to price the Knollwood CDO at Kelsoe's arbitrarily chosen $88.00 price, substantially higher than the *$65.00* price provided by the Submitting Dealer. These actions inflated the NAVs of the Funds and the price of the Funds' publicly traded stock. Cease & Desist Order, Ex. D hereto, ¶ 35.

(c)   The Terwin ABS

148.   As alleged by the SEC, Kelsoe, in addition to engaging in affirmative misconduct to inflate the Funds' NAVs, also failed to timely inform the Fund Accounting Department of material events affecting the prices of certain securities. For example, the Funds purchased seven "Terwin Mortgage Trust" ABS (collectively, the "Terwin ABS"), and they reported values for the Terwin ABS in SEC filings.

149.   On or about March 15, 2007, Kelsoe placed a call to the broker-dealer that was the issuer, distributor, and market maker for the Terwin ABS. While on the phone, Kelsoe learned that the values of the Terwin ABS had decreased substantially and that the Submitting Dealer would be lowering its dealer quotes in response to a request for prices as of March 31, 2007 that would shortly be sent out by the Fund Accounting Department in connection with the Funds' audit. Cease & Desist Order, Ex. D hereto, 37.

150.   Despite receiving this news in mid-March 2007, Kelsoe's first communication with the Fund Accounting Department concerning reducing the price of the Terwin ABS came in the form of a price adjustment submitted by his assistant via e-mail on March 29, 2007. The next day, Kelsoe informed the Fund Accounting Department of the news he had heard two weeks earlier. On April 2, 2007, before the market opened, the Fund Accounting Department immediately lowered the value of all seven of the Terwin ABS, effective as of March 31, 2007. As the result of Kelsoe's deliberate delay, the Terwin ABS were materially overvalued by the Funds during the last two weeks of March 2007, at least. Cease & Desist Order, Ex. D hereto, ¶¶ 38-39.

3.   SEC Report Documents Fraud Committed by Defendants in Fund NAV's

151.   An SEC Report providing documents that evidence fraud by Kelsoe, the Funds, and other Defendants. For example, the SEC Analyst Report makes the following observation of the

Kelsoe transcripts which Respondent had been hiding. Specifically, the following facts were adduced from Kelsoe sworn testimony transcripts:

152.   Kelsoe negotiated the level of the price quotes (whether justified or not) with Greenwich Capital before those quotes were reported to Fund Accounting for direct use in the calculation of the NAYs, but he did not disclose that negotiation to Fund Accounting. Kelsoe also knew, or should have known, that the Kelsoe Prices were used directly in calculating the NAV. Kelsoe did not tell Fund Accounting that he was influencing the quotes that Greenwich Capital supplied to Fund Accounting." (In his deposition, Kelsoe does not recall contacting Fund Accounting after they received marks from Greenwich Capital to tell them that he has previously discussed the marks with Greenwich. SEC Report Note 64. James Kelsoe Tr. June 11, 2009 400: 5-16.

153.   Kelsoe entered into an agreement with Greenwich Capital to write down the price of certain securities in a series of intermediate steps over time, rather than immediately mark the price at the acknowledged fair value. In a discussion with Derby at Greenwich Capital, Kelsoe proposed a "smoothing" scheme of marking a bond at a higher level than the quote provided by Greenwich Capital, but with the plan to reduce the price of that bond gradually down to the level of Greenwich Capital's initial quote. SEC Report Note 65. James Kelsoe Tr. June 11, 2009 504: 25 to 505: 11.

154.   Kelsoe and Derby agreed to smooth the write-down of bonds over a three-month period." SEC Report Note 66. James Kelsoe Tr. June 11, 2009 460: 1-7.

155.   Kelsoe testified that lowering marks immediately would have damaged the Funds' performance and reduced the NAV since it would likely also cause investors to request redemptions. SEC Report Note 67. James Kelsoe Tr. June 12, 2009 520: 24 to 521: 8.

156.   In a conversation regarding one of the Long Beach RMBS identified by CUSIP

54239WAB5 that had been marked at 50, Kelsoe asked Derby, "Is there any way you can do anything with that one?" SEC Report Note 68 James Kelsoe Tr. June 11, 2009 421: 15-21. Obviously, Kelsoe is requesting that Derby smooth the price.

157.   Derby agreed to mark the Long Beach bond at "65 or something, and then you'll have it at 50 meaning do half of that at one time and go from there." SEC Report Note 69. James Kelsoe Tr. June 11, 2009 425: 6-10.

158.   Derby would keep a spreadsheet of the price level provided by the Greenwich Capital trader compared to the price level at which he would mark it as an interim step to keep track of "what we've got to get to." SEC Report Note 70. James Kelsoe Tr. June 11, 2009 426: 16-21. Obviously, Kelsoe and Derby are keeping "two sets of books" to perpetrate the fraud.

159.   Kelsoe testified that he did not know why he did not submit a price observation of 50 to Fund Accounting immediately. SEC Report Note 71. James Kelsoe Tr. June 11, 2009 511: 25 to 512: 2.

160.   The price observations that Kelsoe sent to Fund Accounting in April 2007 and May 2007 for the Long Beach bond were 72 and 71, respectively, which were both higher than the mark of 65 agreed upon with Derby as an interim step. Without providing any documentary support or market evidence from sources other than Greenwich Capital, Kelsoe stated that the higher prices he reported to Fund Accounting were correct in his opinion. SEC Report Note 72. James Kelsoe Tr. June 11, 2009 436:16-18.

161.   In yet another example of price smoothing, on April5, 2007, Stifel, Nicolaus & Co. ("Stifel") provided a broker quote of 10 to Fund Accounting for CUSIP 362341287. Kelsoe then provided Fund Accounting with a price adjustment of 51 on April 10, 2007. As clearly illustrated graphically in Figure 5.7, Kelsoe proceeded to override the Stifel price and gradually smoothed his

price down over the span of more than two months. SEC Report Note 73. James Kelsoe Tr. June 10, 2009 283: 15 to 284: 14.

162.   The chart below from the SEC Report shows the pricing disparity between what Stifel Nicolaus was agreeing to provide Kelsoe over time and the real market quote at the time. This was pricing for GSAMP 2006-Sl, a near-bottom tranche of a Goldman Sachs Alternative Mortgage Product structured sub-prime mortgage investment. This shows the market quote at $10 on April 5, 2007 but Kelsoe priced the holding at $59.50, then Kelsoe gradually reduced the "fair value" over an extended period of time so as not to spook investors into a mass sell-off of the Funds.

Figure 5.6: Broker Quotes vs. Kelsoe Prices for CUSIP 3623412S7

Date	Stifel Price	Kelsoe Price	Fund Accounting Price
04/05/07	10.00		59.50
04/10/07		51.00	51.00
04/19/07		49.00	49.00
04/24/07		46.50	46.50
04/26/07		41.00	41.00
04/30/07		43.00	43.00
05/04/07		41.00	41.00
05/09/07		38.00	38.00
05/15/07		34.50	34.50
05/21/07		35.00	35.00
06/07/07		29.00	29.00
06/20/07		20.00	29.00



-64-

163.   On May 16, 2007, Kelsoe and Derby reached an agreement that Greenwich Capital would provide no quote for the Knoll wood bond if Greenwich Capital could not supply a quote of 87.5 or higher. SEC Report Note 77. James Kelsoe Tr. June 11, 2009 491: 7-19; Exhibit 67.

4.   Kelsoe Refused to Submit to the 2007 Diligence Review Because Doing So Would Have Revealed His Manipulations of the Funds' NAVs

164.   In July 2006, Morgan Keegan implemented a Due Diligence Policy approved for use in connection with the Funds. *See* Exhibit S hereto. Included in the Due Diligence Policy were nine or more annual "touches" by Morgan Keegan's WMS, which included an annual on- site visit to the Funds' money manager.

165.   In 2007, Kim Escue, a Morgan Keegan Vice President and WMS fixed income analyst, was responsible for the annual on-site visit to the Funds and certain of the other "touches" required by the Due Diligence Policy. As part of her responsibilities, Escue was required to observe Kelsoe *in person while the market was open*. To this end, in May 2007, Escue scheduled a meeting with Kelsoe for June 6, 2007.

166.   Although Kelsoe initially agreed to meet with Escue, when Escue explained two days prior to their meeting (on June 4, 2007) that she wanted to meet in person—*i.e.*, to "sit with [Kelsoe] while he worked to get a better idea of what he was doing"—Kelsoe immediately backed out. *See* Exhibit T. Escue then made repeated attempts to meet with Kelsoe in person, but he stalled her, ignored her calls, and tried to persuade her that a telephonic meeting might suffice. Per the Due Diligence Policy, however, Escue needed an onsite visit and she was unyielding.

167.   After failing to hear from Kelsoe or his team for weeks, Escue called the Funds and advised a woman named Jennifer Brown that if she "could not get [her] onsite meeting [she] would need to go ahead and put out a report . . . and would have to indicate that [Kelsoe] would not see

[her]." Finally, Kelsoe agreed to meet with Escue in the late afternoon on July 3, 2007 after the

bond markets had closed. *See id.*

168.   When Escue finally did meet with Kelsoe—albeit not while the markets were open—

she left certain requests for information with him but ***"never received any of [her] information***

requests back." *See id.* Escue was, in her own words, "stalled and put off [by Kelsoe] since the get

go." She ultimately determined that it was in Morgan Keegan's best interest to "drop coverage" of

the Funds because they could not "do [their] regular due diligence." *See id.* Escue shared her

findings with her superiors within WMS but they did nothing to stop the façade at the Funds about

which they already knew. *See* Exhibit U.

169.   Had Escue been given an opportunity to observe Kelsoe doing his job while the

market was open, she would have seen that he did not obtain information from which he could make

professional judgments as to which securities to buy and sell. She further would have seen that he

frequently ignored dealer quotes and made up his own prices in order to manipulate the Funds'

NAVs.

170.   Kelsoe's efforts to thwart Escue's on-site diligence review were successful as he

prevented from her from seeing him "in action." Kelsoe's deliberate avoidance of the 2007

Diligence Review and an in-person meeting with Escue while the market was open was more than

likely motivated by a legitimate fear that she would discover the truth about his lack of professional

management, as well as his manipulation of the Funds' NAV and portfolio securities' prices

> **5.   Defendants Deceptively Compared the Funds to an Inappropriate Benchmark Index and Falsely Styled Them as High Yield Bond Funds**

171.   According to The Handbook of Fixed Income Securities:

> First and foremost, an appropriate benchmark should

> match the desired or required strategic **allocation of portfolio assets** so that portfolio manager is able to "buy the benchmark" when and if he so decides. When comparing portfolio performance to the benchmark, it is critical to know that any difference is due to the manager's decision and not to any **in-built mismatches** over which the manager has no control. . . . The Lehman bond indexes, for example, comprise all debt outstanding that meets index rules, weighted by market value . . . but that does not necessarily make it an **appropriate benchmark**.[23]

> If a money manager invests frequently and primarily in assets that are not contained in a peer or benchmark index, then a different index should be used as a peer or benchmark in order to prevent an "in-built" asset "mismatch."

172.   The High Yield Index was an inappropriate peer or benchmark for comparison with the Funds because the holdings comprising the Lehman High Yield Index were not comparable to the Funds' holdings. The High Yield Index *only* contained corporate bonds and preferred stocks and no ABS. On the other hand, between *65%-70%* of the Funds' portfolios were comprised of ABS. The Funds' portfolios were inherently riskier than, and deviated greatly from, the portfolios within the High Yield Index.

173.   Defendants used the Benchmark Index to lure investors who understood what corporate bonds and preferred stock were, but not the intricacies of Structured Finance products.

174.   Indeed, as Stringer recognized in a May 2007 internal e-mail, annexed hereto as Exhibit C:

> What worries me about this bond fund [RMK Select Intermediate Bond Fund] is the tracking error and the potential risks associated with all that asset-backed exposure. ***Mr & Mrs Jones don't expect that kind of risk from their bond funds. The bond exposure is not supposed to be where you take risks. I'd bet that most of***

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[23] Frank J. Fabozzi, Handbook of Fixed Income Securities (7th ed.), at 1018.

the people who hold that fund have no idea what's it's actually invested in [sic]. I'm just as sure that most of our FAs have no idea what's in that fund either. They think the return are great [sic] because the PM is so smart. He definately [sic] is smart, but it's the same as thinking your small cap manager is a hero because he beat the S&P for the last 5 years.

If people are using RMK as their core, or only bond fund, I think it's only a matter of time before we have some very unhappy investors.

. . . Would we be doing our FAs and clients a disservice for the sake of easy marketing? Also, are we compromising our due diligence process for the same reason?

175.   Although Stringer was writing specifically about the RMK Select Intermediate Bond Fund rather than the RMK Closed-End Funds, the point is the same. This is especially true given the substantial overlap between the Funds' portfolios and the fact that the portfolio of the RMK Select Intermediate Bond Fund was considerably less risky than the RMK Closed-End Funds.[24] Moreover, because Stringer understood the Intermediate Bond Fund to present undisclosed risk, and because he knew that the Funds were even more glutted with low-priority ABS than the Intermediate Bond Fund, he therefore must have known that the Funds themselves were even less appropriate investments for Mr. and Mrs. Jones.

176.   As such, Defendants falsely misrepresented the Funds as high yield bond funds when in fact they were not. Stringer further acknowledged as much on May 15, 2007, observing in an internal e-mail that the "*[Funds] act[] differently than the market, [and] the magnitude of that difference is comparitively [sic] large. Again, this is all a result of the holdings within the*

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[24] A comparison of the Funds' and the RMK Select Intermediate Bond Fund's Annual Report filed with the SEC for fiscal year 2007 reveal that the Funds and the Intermediate Fund had portfolios that correlated by approximately 46.21% in fiscal year 2007.

[F]und[s] . . . there are some risk exposures [in the Funds] . . . that are just different than more traditional bond funds." *See* Exhibit C.

177.   Stringer's e-mails go to the heart of the allegations here. They show the inconsistency between public versus private disclosure at the Complex. Stringer enumerates the significant unique risks associated with the types of holdings within the Funds, the *inappropriateness* of them as core fixed income holdings, and the general lack of knowledge of investors about the risks of investing in the Complex. This was, in effect, an admission that the Funds' risk disclosures were woefully inadequate.

178.   Indeed, Stringer's private assessment was accurate. The chart below plots the cumulative average value of $100.00 invested on December 31, 2006 into 35 non-RMK closed- end, high-yield bond funds against RMH, RSA, RMA, and RSF. As illustrated, the Funds collapsed in late 2007 while the value of the 35 non-RMK closed-end funds held up through the summer of 2008.[25]

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[25] The 35 non-RMK closed-end funds used in this chart are: (1) BlackRock Corporate High Yield, Inc.; (2) BlackRock Corporate High Yield III, Inc.; (3) BlackRock Corporate High Yield V, Inc.; (4) BlackRock Corporate High Yield VI, Inc.; (5) BlackRock Debt Strategies, Inc.; (6) BlackRock High Yield, Inc.; (7) BlackRock High- Income, Inc.; (8) BlackRock Limited Duration Income, Inc.; (9) BlackRock Senior High Income, Inc.; (10) Credit Suisse High Yield Bond, Inc.; (11) Credit Suisse Income, Inc.; (12) Dreyfus High Yield Strategy, Inc.; (13) DWS High Income, Inc.; (14) Eaton Vance Credit Opportunity, Inc.; (15) Evergreen Income Advantage, Inc.; (16) First Trust Strategic High Income III, Inc.; (17) First Trust Strategic High Income II, Inc.; (18) First Trust Strategic High Income, Inc.; (19) High Yield Income, Inc.; (20) High Yield Plus, Inc.; (21) Lehman Bros F-T Income Opportunity, Inc.; (22) Managed High Yield Plus, Inc.; (23) MFS Intermediate High Income, Inc.; (24) MS High Yield, Inc.; (25) New American High-Income, Inc.; (26) Pacholder High Yield, Inc.; (27) PIMCO High Income, Inc.; (28) Pioneer Diversified High Income, Inc.; (29) Pioneer High Income, Inc.; (30) Van Kampen High Inc. II; (31) Western Asset High Income; (32) Western Asset High Income II, Inc.; (33) Western Asset High Income Opportunity, Inc.; (34) Western Asset Managed High Income, Inc.; and (35) Western Asset Zenix Income, Inc.



179.   As shown in the chart above, the Funds did not perform like real high-yield bond

funds. This is because the Funds' portfolios were uniquely comprised primarily of low-priority ABS

whereas real high-yield bond funds contained primarily corporate bonds and preferred stocks.

180.   Although Defendants used the High Yield Index as a benchmark, there were more

appropriate peer indexes to which the Funds' performance should have been pegged, namely the

ABX, which tracked the prices of subprime MBS tranches, or the TABX, which tracked the prices

of Mezzanine CDO tranches.

181.   In mid-2007, market participants and investment professionals recognized: (1)

subprime mortgage performance was deteriorating; (2) there was an oncoming wave of interest rate

resets; (3) there was a new inability to refinance mortgages; (4) housing price were declining; and

(5) a wave of rate-reset-sparked defaults would intensify mortgage performance deterioration and

housing price declines. Put together, these factors led market participants and investment

professionals to conclude that subprime mortgage pool losses would rise through the BBB MBS tranches and leap into Mezzanine CDOs. Market participants had concluded that the credit ratings

still born by these securities no longer matched evident credit realities, and that the value of these

securities was substantially impaired and even, imminently, worthless.

182.   The value and market prices for the Funds' ABS plunged during the first quarter of

2007, together with indices tracking the prices of those types of securities. During February and

March 2007, ABX indices for BBB and BBB- tranches had both suffered substantial declines, with

some BBB- indexes having dropped to approximately 60% of par. Likewise, the TABX index for

super senior Mezzanine CDO tranches, reflecting Mezzanine CDO's near-total dependence on BBB

MBS collateral, had fallen to approximately 85% of par. TABX declines for more junior Mezzanine

CDO tranches were far more severe: double-A tranches had fallen below 60%; single-A tranches

below 50%; and triple-B tranches below 40%. These indexes were much more closely related to the

Funds' portfolios and market performances and were known to be appropriate—unlike the High

Yield Index—as benchmarks for the Funds.

G. The Director Defendants failed in providing adequate supervision over fair valuation practices at the Funds.

183.   From January 2007 and August 2007 ("Relevant Period"), significant portions of the

Funds' portfolios contained below-investment grade debt securities for which market quotations

were not readily available. Some of these securities were backed by subprime mortgages. Under the

Investment Company Act, those securities were required to be valued at fair value as determined in

good faith by the Director Defendants. In discussing fund directors' statutory fair valuation

obligations, the Commission has stated that directors must "determine the method of arriving at the

fair value of each such security. To the extent considered necessary, the board may appoint persons

to assist them in the determination of such value, and to make the actual calculations pursuant to the board's direction. The board must also, consistent with this responsibility, continuously review the appropriateness of the method used in valuing each issue of security in the company's portfolio."[26] The Director Defendants did not specify a fair valuation methodology pursuant to which the securities were to be fair valued. Nor did they continuously review how each issue of security in the Funds' portfolios were being valued. The Director Defendants delegated their responsibility to determine fair value to the Valuation Committee of the investment adviser to the Funds, but did not provide any meaningful substantive guidance on how those determinations should be made. In addition, they did not learn how fair values were actually being determined. They received only limited information on the factors considered in making fair value determinations and almost no information explaining why fair values were assigned to specific portfolio securities. These failures were particularly significant given that fair valued securities made up the majority—and in most cases upwards of 60%—of the Funds' net asset values ("NAVs") during the Relevant Period.

184.   As of March 31, 2007, the Funds held securities with a combined net asset value of approximately $3.85 billion. The Funds owned many of the same securities and almost all of the Funds invested the majority of their total assets in complex securities known as structured products that included collateralized debt obligations, collateralized mortgage obligations, collateralized loan obligations, home-equity loan-backed securities, various types of asset-backed securities, and certificate-backed obligations.

185.   The Funds' filings with the Commission disclosed that their assets would be concentrated in below-investment grade debt securities, which carried inherent risks such as more frequent and pronounced changes in the perceived creditworthiness of issuers, greater price

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[26] Accounting Series Release No. 118 ("ASR 118").

volatility, reduced liquidity, and the presence of fewer dealers in the market for such securities.

Another, particularly relevant characteristic of the Funds' holdings was their significant

concentrations in mortgage-backed securities.

186.   A significant number of the structured products held by the Funds were subordinated

tranches of various securitizations, for which market quotations were not readily available during the

Relevant Period. As a result, a large percentage of the Funds' portfolios had to be fair valued as

determined in good faith by the Funds' boards, in accordance with the requirements of Section

2(a)(41)(B) of the Investment Company Act. As of March 31, 2007, more than 60% of the NAV of

each of the four closed-end funds was required to be fair valued. As of June 30, 2007, more than

50% of the NAV of each of the two largest open-end series was fair valued.

1. Responsibilities of the Board.

187.   Funds are required to adopt and implement policies and procedures reasonably

designed to prevent violations of the securities laws, including policies and procedures concerning a

fund's determination of the fair value of portfolio securities.[27] It is a responsibility of a fund's board

to ensure that the fund fulfills these obligations, particularly with respect to policies and procedures

concerning the determination of fair value. The Director Defendants' explicit statutory

responsibilities with regard to the determining of the fair value of securities for which market

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[27] 3 Rule 38a-1 under the Investment Company Act requires each investment company to "adopt and implement written policies and procedures reasonably designed to prevent violation of the Federal Securities Laws by the fund, including policies and procedures that provide for the oversight of compliance by each investment adviser, principal underwriter, administrator, and transfer agent of the fund…." In the adopting release for this rule, the Commission specifically said that the rule "requires funds to adopt policies and procedures that … provide a methodology or methodologies by which the fund determines the current fair value of the portfolio security…." Investment Company Act Release No. 26229 (Dec. 17, 2003).

quotations were not readily available are set forth in the definition of "value" in Section 2(a)(41)(B)

of the Investment Company Act, which states in pertinent part:

188.   "Value", with respect to assets of registered investment companies . . . means . . . (i)

with respect to securities for which market quotations are readily available, the market value of such

securities; and (ii) with respect to other securities and assets, *fair value as determined in good faith*

by the board of directors. [Emphasis added][28]

189.   In 1970, the SEC issued guidance on various questions relating to the accounting by

registered investment companies for investment securities, including the valuation of such securities.

The Commission emphasized that it is the responsibility of a fund's board of directors to determine

fair values and cautioned that, while a board may enlist the assistance of individuals who are not

board members, it remains the board's duty to establish the fair value methodology to be used and to

continuously review *both* the appropriateness of the methods used in valuing each issue of security

and the valuation findings resulting from such methods. Specifically, the SEC stated:

> [I]t is incumbent upon the Board of Directors to satisfy themselves that all
> appropriate factors relevant to the value of securities for which market quotations are
> not readily available have been considered and to determine the method of arriving at
> the fair value of each such security. To the extent considered necessary, the board
> may appoint persons to assist them in the determination of such value, and to make
> the actual calculations pursuant to the board's direction. The board must also,
> consistent with this responsibility, continuously review the appropriateness of the
> method used in valuing each issue of security in the company's portfolio. The
> directors must recognize their responsibilities in this matter and whenever technical
> assistance is requested from individuals who are not directors, the findings of such
> individuals must be carefully reviewed by the directors in order to satisfy themselves
> that the resulting valuations are fair.[29]

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[28] 15 U.S.C. §80a-2(a)(41)(B). See also Rule 2a-4 under the Investment Company Act, defining for
open-end funds the "Current Net Asset Value" for use in computing periodically the current price of
redeemable securities.

[29] ASR 118.

190.   The SEC repeated essentially the same guidance in a 1984 Report of Investigation

Pursuant to Section 21(a) of the Exchange Act[30] relating to Seaboard Associates ("*Seaboard*").

Finding fault with a registered fund's board of directors that had not properly fair valued oil and gas

royalty interests, the SEC wrote:

> While the Commission recognizes the difficulties inherent in the valuation of [such]
> interests, directors have an affirmative responsibility to keep informed of
> developments which materially affect those assets not having a readily ascertainable
> market value . . . . Consistent with this responsibility, the directors of a registered
> investment company must continuously review the appropriateness of the method
> used in valuing the asset not having a readily ascertainable market value.

191.   In ASR 118 and *Seaboard*, the SEC clearly stated that the ultimate responsibility for

determining fair value lies with a fund's directors, and that this responsibility cannot be delegated

away. And while directors may assign to a separate valuation committee the task of calculating fair

values pursuant to board-approved valuation methodologies, "each director retains responsibility to

be involved in the valuation process and may not passively rely on securities valuations provided by

such a committee."[31]

192.   In connection with determining fair values, the Directors did not calculate the

valuations themselves, and neither established clear and specific valuation methodologies nor

followed up their general guidance to review and approve the actual methodologies used and the

resulting valuations. Instead, they approved policies generally describing the factors to be

considered but failed to determine what was actually being done to implement those policies. As a

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[30] In the Matter of Seaboard Associates, Inc., Investment Company Act Release No. 13890 (Apr. 16, 1984).

[31] *In the Matter of Jon D. Hammes, et al.*, Investment Company Act Release No. 26290 (Dec. 11, 2003), settled order quoting *In the Matter of Hartl and Lipman et al.*, Investment Company Act Release No. 19840 (Nov. 8, 1993).

result, Fund Accounting implemented deficient procedures, effectively allowing the Portfolio

Manager to determine valuations without a reasonable basis. In this regard, the Director Defendants

failed to exercise their responsibilities with regard to the adoption and implementation by the Funds

of procedures reasonably designed to prevent violations of the federal securities laws.

193.   These failures were particularly significant given that fair-valued securities made up a

substantial percentage of the portfolios of each of the Funds—specifically between 64% and 68% of

the value of all securities in the closed-end Funds and between 28% and 64% of the value of all

securities in the portfolios of the open-end series as of March 31, 2007.

2.   Director Defendants Delegate their Valuation Responsibilities with Minimal Guidance.

194.   In the Funds' Policy and Procedure Manual (the "Manual"), the Director Defendants

delegated to Morgan Asset "the responsibility for carrying out certain functions relating to the

valuation of portfolio securities . . . in connection with calculating the NAV per share of the Funds."

The Manual also stated that "portfolio securities for which market quotations are readily available

are valued at current market value [while] . . . . [a]ll other portfolio securities will be valued at 'fair

value' as determined in good faith by [Morgan Asset] in accordance with the Funds' Valuation

Procedures.

195.   The Funds' Valuation Procedures within the Manual stated more specifically that

"[w]hen price quotations for certain securities are not readily available from the sources noted above

[i.e., sources of market prices] or if the available quotations are not believed to be reflective of

market value, those securities shall be valued at "fair value" as determined in good faith by [Morgan

Asset's] Valuation Committee." [Emphasis added] The Valuation Procedures then listed various

general and specific factors, which the Valuation Committee was supposed to consider when making fair value determinations. The "General Factors" listed were (i) the fundamental analytical data relating to the investment; (ii) the nature and duration of restrictions on disposition of the securities; and (iii) an evaluation of the forces which influence the market in which these securities are purchased and sold." The "Specific Factors" listed were: (i) type of security; (ii) financial statements of the issuer; (iii) cost at date of purchase (generally used for initial valuation); (iv) size of the Fund's holding; for restricted securities, (v) any discount from market value of restricted securities of the same class at the time of purchase; (vi) the existence of a shelf registration for restricted securities; (vii) information as to any transactions or offers with respect to the security; (viii) special reports prepared by analysts; (ix) the existence of merger proposals, tender offers or similar events affecting the security; and (x) the price and extent of public trading in similar securities of the issuer or comparable companies."

196. Other than listing these factors, which were copied nearly verbatim from ASR 118, the Valuation Procedures provided no meaningful methodology or other specific direction on how to make fair value determinations for specific portfolio assets or classes of assets. For example, there was no guidance in the Valuation Procedures on how the listed factors should be interpreted, on whether some of the factors should be weighed more heavily or less heavily than others, or on what specific information qualified as "fundamental analytical data relating to the investments" or "forces that influence the market in which these securities are bought and sold" for particular types of securities held by the Funds. Additionally, the Valuation Procedures did not specify what valuation methodology should be employed for each type of security or, in the absence of a specified methodology, how to evaluate whether a particular methodology was appropriate or inappropriate. Also, the Valuation Procedures did not include any mechanism for identifying and reviewing fair-valued securities whose prices remained unchanged for weeks, months and even entire quarters.

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197.   The Director Defendants did not provide any other guidance—either written or oral—on how to determine fair value beyond what was stated in the Valuation Procedures.

198.   The "Written Reports of Fair Value Determinations" subsection of the Valuation Procedures contained the only procedures regarding information required to be provided to the Director Defendants. It stated that "[u]pon making a determination as to the fair value of a security, the Valuation Committee shall maintain a written report documenting the manner in which the fair value of a security was determined and the accuracy of the valuation made based on the next reliable public price quotation for that security," and further required that the Valuation Committee create and provide to the Director Defendants for review "[q]uarterly reports listing all securities held by the Fund that were fair valued during the quarter under review, along with explanatory notes for the fair values assigned to the securities."

3. The Funds' actual fair market value practices.

199.   In practice, the task of assigning fair values on a daily basis was performed by Fund Accounting, which consisted of Morgan Keegan employees.

200.   In determining fair value, Fund Accounting did not use any reasonable analytical method to arrive at fair value. For example, neither Fund Accounting nor the Valuation Committee used a pricing model or made any real effort to analyze future cash flows that a particular bond in the portfolio would likely generate.

201.   Under the actual fair valuation process, Fund Accounting typically set a security's initial fair value as its purchase price (its cost) and, thereafter, left that fair value unchanged unless a sale or a price confirmation indicated a more than 5% variance from the previously assigned fair value. In addition, Kelsoe occasionally contacted Fund Accounting, by email or other means, and specified prices for particular securities. Without any explanation of his basis for such prices, Fund

Accounting routinely accepted the prices provided by Kelsoe.

202.   Shortly after each month end, Fund Accounting randomly selected and sought price confirmations for as few as 10% of the Funds' securities that were required to be fair valued, except for March and June when, in connection with annual audits, confirmations were sought for 100% of the fair valued securities. The price confirmations were essentially opinions on price from broker-dealers, rather than bids or firm quotes. The price confirmations virtually always contained disclaimers explicitly making clear that the dealer providing the price confirmation was not offering to buy the security at the stated price. In addition, the price confirmations were generally sought for month-end prices, but were obtained several weeks after the respective month-ends. Accordingly, they could not have sufficed as the primary valuation method, given the open-end Fund series' obligation to timely price the securities.

203.   Although these monthly price confirmations could not suffice as the primary valuation method, Fund Accounting regularly relied on them when making daily fair value determinations. For example, if a month end price confirmation showed a price more than 5% different than the Funds' current price for that security, Fund Accounting would typically consult the portfolio manager on how to price that security.

204.   The Valuation Procedures contained a section entitled "Price Override Procedures," which provided that the Adviser could "override prices provided by a pricing service or broker-dealer only when it had a reasonable basis to believe that the price . . . does not accurately reflect the fair value of the portfolio security." The section further provided that "the basis for overriding the price shall be documented and provided to the Valuation Committee for its review." Because the Valuation Committee and Fund Accounting interpreted this provision as applying only to broker-dealer quotes (i.e., actual offers to buy or sell), the Valuation Committee did not receive notice or

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explanation when Fund Accounting chose to ignore the price confirmations. The Director

Defendants knew or should have known that Fund Accounting relied heavily on price confirmations

when making fair valuation decisions, but that there was nothing requiring Fund Accounting to

identify or explain those instances where the price confirmations differed materially from the Funds'

price.

205.   In the event a price confirmation indicated a more than 5% variance from the

previously assigned fair value, Fund Accounting effectively allowed the portfolio manager to select

the fair value. The portfolio manager took advantage of the fact that Fund Accounting allowed him

to arbitrarily set values without a reasonable basis and did so in a way that postponed the degree of

decline in the NAVs of the Funds which should have occurred during the Relevant Period.

206.   The Valuation Committee, which consisted of Fund officers and Fund Accounting

employees, was responsible according to the Funds' procedures for overseeing the fair valuation

process. During most of the Relevant Period, the Valuation Committee met monthly, but received

insufficient information as to the basis of the fair values assigned to various securities. Specifically,

the Valuation Committee received Security Sales reports for the Funds (described in greater detail

below), brief explanations for greater-than-5% variances therein, and price confirmations obtained

from broker-dealers.

207.   The Valuation Committee reviewed pricing information provided by Fund

Accounting. The pricing test typically employed by the Valuation Committee was a comparison

included in the Security Sales reports of sales prices to previously assigned fair values. And while

the Valuation Committee did receive the price confirmations that Fund Accounting solicited from

independent broker-dealers, the Valuation Committee did not perform any additional tests to

validate the fair values of portfolio securities that had not been sold or confirmed from a broker-dealer. Less than 25% of the approximately 350 securities held by the Funds that were required to be fair valued were actually sold in the first six months of 2007 and price confirmations were sought for as few as 10% of the fair valued securities through broker-dealers on a monthly basis.

F.   The Director Defendants Breached their Duties Related to the Fair Valuation of Funds' holdings.

208.   Throughout the Relevant Period, the Director Defendants did not know and did not inquire what methodology was used by Fund Accounting and the Valuation Committee to fair value particular securities or types of securities. The information and reports provided to Director Defendants at their board meetings did not provide sufficient information for the Director Defendants to understand whatever methodology was being used by Fund Accounting to fair value securities. For example, at each quarterly board meeting the Director Defendants received a list of the Funds' portfolio securities that were required to be fair valued and the fair values assigned to each security. However, there was no way a Director could determine from the list the type of security, the basis for a particular assigned fair value, or whether that price had changed from prior quarters. Furthermore, while the Director Defendants did meet more frequently to discuss the Funds' holdings and did inquire about liquidity and valuation after being contacted by the SEC staff with valuation-related concerns in July 2007, the Director Defendants still never asked specific questions about how the Funds' assets were being valued and how those values were being tested.

209.   The Director Defendants received at each quarterly board meeting three other documents relating to fair value determinations. The three documents were: (i) a "Report from the Joint Valuation Committee [of the Funds];" (ii) a "Fair Valuation Form" for each of the Funds; and (iii) "Security Sales" reports for each of the Funds.

210.   The Report from the Joint Valuation Committee was a one-page, two-paragraph,

narrative that was largely uninformative. Typical language contained in this report for the quarterly

board meetings in November 2006, January 2007 and May 2007, said: "The Valuation Committee

met three times during the [preceding] calendar quarter[.] . . . The values of internally-priced

securities were randomly confirmed with third parties and no material exceptions were noted. The

Valuation Committee feels that all securities are being fairly priced and there are no material

misstatements." The report did not, however, state how fair values were determined, and gave no

details on how fair valued securities, which it referred to as "internally-priced securities," were

"randomly confirmed with third parties."

211.   Although price confirmations played a significant role in the Funds' fair valuation

process, the Director Defendants never established any guidelines regarding the use of price

confirmations, such as how frequently they should be requested for any particular type of security,

or the selection of broker-dealers used to provide such price confirmations. Nor did the Director

Defendants require any review to identify those securities for which no price confirmation had been

obtained for a particular length of time.

212.   The second document received quarterly by the Director Defendants for each of the

Funds was called a "Fair Valuation Form," which also contained boilerplate phraseology.

Specifically, next to the words "Basis/Source/Method For Determining Price Used" was the same

reoccurring phrase: "[i]nternal matrix based on actual dealer prices and/or Treasury spread

relationships provided by dealers." There was no explanation of the "internal matrix" and no

indication of what was meant by the terms "actual dealer prices" or "Treasury spread relationships

provided by dealers." The Director Defendants did not understand how the matrix operated.

213.   Meaningful "explanatory notes for the fair values assigned to the securities" were not

presented, quarterly or otherwise, to the Director Defendants, despite the fact that the Valuation

Procedures required that the Director Defendants receive them on a quarterly basis. Furthermore, the Director Defendants never followed up to request that such explanatory notes or any other specific information regarding the basis for the values assigned be provided to them.

214.   Contrary to the statements in the Fair Valuation Form, the internal matrix was only used to price approximately 12% of the securities held by the four closed-end Funds' that were required to be fair valued as of March 31, 2007.

215.   The "Security Sales" report for the Funds listed information about the securities sold in each Fund in the preceding quarter, including: (1) par value sold; (2) sales price; (3) the previous day's assigned price; (4) whether it was priced externally or internally, i.e., fair valued; (5) the resulting variance; and (6) the impact on the Fund.

216.   The utility of the Security Sales reports in the review of valuations was limited, because the reports included no information about securities that had not been sold—a very important category given the fact that securities that were required to be fair valued constituted a majority of Fund assets and less than 25% of the securities held by the Funds that were required to be fair valued were sold in the first six months of calendar 2007.

217.   As a result of the Director Defendants' causing the Funds to fail to adopt and implement reasonable procedures, the NAVs of the Funds were materially misstated at least from March 31, 2007 through August 9, 2007. Consequently, the prices at which the open-end Fund sold, redeemed, and repurchased its shares were also inaccurate. Additionally, at least one registration statement and other reports filed with the Commission by the Funds contained NAVs as of dates within the Relevant Period that were materially misstated.

G. The Director's violations related to failure to fairly value.

218.   As a result of the conduct described above, Director Defendants caused the Funds'

violations of Rule 30a-3(a) under the Investment Company Act. That rule requires that registered

management investment companies maintain internal control over financial reporting. The term

"internal control over financial reporting" is defined in paragraph (d) of the rule as a process

designed by or under the supervision of the registered management investment company that

provides reasonable assurance regarding the reliability of financial reporting and the preparation of

financial statements for external purposes in accordance with generally accepted accounting

principles.

219.   As a result of the conduct described above, Director Defendants caused the Funds'

violations of Rule 38a-1 under the Investment Company Act. That rule requires that registered

investment companies adopt and implement written policies and procedures reasonably designed to

prevent violation of the federal securities laws by the fund, including policies and procedures that

provide for the oversight of compliance by the fund's investment adviser. The Funds failed to adopt

and implement meaningful fair-valuation methodologies and related procedures.

220.   As a result of the conduct described above, Director Defendants willfully caused to

be made in the Funds' registration statements filed with the Commission under the Investment

Company Act a statement which was at the time and in the light of the circumstances under which it

was made false or misleading with respect to a material fact, or omitted to state in such registration

statement a material fact which was required to be stated therein.

> **H.**   **Failure to disclose the material risks of Ratings Triggers in the**
> **Funds' holdings that could result in a collapse in value of the**
> **holding without it being in default.**

221.   James Kelsoe explained to a private meeting of Morgan Keegan brokers in November

20, 2007 conference call that he was "most concerned" about a provision in ABS investments called

a "Ratings Trigger" that, upon a downgrade in the credit rating of tranches of an ABS, under the terms of the ABS, it can shut off cash flows to lower tranches of the ABS, resulting in a collapse in value of lower tranches of structured ABS's (which the Funds invested more than 50% of total assets in) to zero—no cash flow equals no value.

222.   Thus, by operating to stop cash flow to lower tranches of an ABS, Ratings Triggers could, and did, collapse the value of holdings with the RMK Funds was a material risk that collapsed of the value of the Funds' holdings even when such holdings were not technically in default.

223.   Despite Ratings Triggers being the RMK Fund Manager's "greatest concern" in the fall of 2007, the Funds' failed to *ever* disclose the existence of Ratings Triggers within large amounts of the Funds' holdings, and failed to explain the enormous risks that such Ratings Triggers presented in the Funds' holdings, in any of the Funds' Prospectuses, Registration Statements, Annual Reports, Semi-Annual Reports, Quarterly Reports, the Offering Materials, and in all other materials provided to investors, including the Plaintiff. This failure to disclose the enormous risks that Ratings Triggers presented to the Funds' holdings constituted a material misrepresentation of fact and omission of material fact.

224.   The Funds' failure to reveal the existence of Ratings Triggers, and failing to explain the material risk of Ratings Triggers in the Funds' holdings as set forth in the Prospectus, Registration Statement, Annual Reports, Semi-Annual Reports, Quarterly Reports, Offering Materials, other materials provided to Plaintiff and other investors, was an omission of fact which directly and proximately caused damage to Plaintiff and entitle Plaintiff to recover for their losses.

> **I.   James Kelsoe Misled Investors by Touting "Around a 2% Portfolio Default Rate" When the Default Rate was Irrelevant to the Collapse of the Funds' Holdings**

225.   The Multi-State Task Force describes a material risk of structured finance investments which comprised more than 60% of all the RMK Funds by 2007. Despite the enormous

risk of large holdings of structured finance products, Kelsoe misled Plaintiff and others in July 13, 2007 shareholder update newsletter when he touted an extremely low and "normal and expected" default rate in the RMK Funds in an investor letter:

> **Have you experienced a higher than normal default rate on the securities in the funds' portfolios?**
> We have somewhere around a 2% default rate now in our portfolio – that is within a normal, expected range for a high yield portfolio. Today, Treasuries are yielding 5% while our funds are yielding 11-12%, so you should understand that we have to take some risks to create those levels of income.

226.   A default rate of mutual fund holdings is a material fact which significantly affects the value of a mutual fund. Plaintiff relied upon Kelsoe's misrepresentation in deciding to purchase all their subsequent Fund purchases in all the RMK Funds.

227.   Obviously, common sense would lead an average investor to believe that a portfolio with a default rate of 2% is not in danger of collapse. If 98% of a portfolio is performing and not in default, wouldn't that be an obvious a reason to hold the mutual fund position? Mr. Kelsoe also assures investors that the default rate is "in the normal, expected range." This statement is materially misleading. At this moment in time more than 66% of the RMK Funds holdings had no buyers, were totally illiquid, and no buyer could be found at any price.[32]. In fact, many of the RMK Funds investments in lower tranches sustained "ratings triggers" that halted all payments to that particular tranche of a CDO when a higher tranche is downgraded by ratings agencies, even though the overall CDO was not in default! [33]

---

[32] RMK Closed-End Funds Certified Shareholder Report, June 6, 2007, pp. 83-84.

[33] In September, 2008, the RMK Funds' new manager, Hyperion Brookfield Asset Management, confirmed the misleading nature of using default in regards to structured products in a shareholder conference call:

228.   James Kelsoe knew the July 13, 2007 Letter to RMK Closed-End Fund Investors

Plaintiff false and misleading because he was a member of the RMK Fund Pricing Committee and

this committee had informed James Kelsoe on or before July 2, 2007, and again on July 11, 2007,

that RMK Fund holdings were **collapsing in value (between 8% and 20% or more losses based**

on actual sales) even **when the particular were not "in default" and "not due to asset**

performance" ABS's (examples include sales of the ABS products entitled Washington Mutual

2006-AR8 and Countrywide 2007-SD1).   Furthermore, James Kelsoe confirmed his understanding

he well understood that ABS holdings in the RMK Funds collapsed in value even when not in

default when on November 20, 2007 he told Morgan Keegan brokers on a conference call that this

commonly occurs. This was after the RMK Funds had all collapsed approximately 90%. Failing to

explain to investors that the RMK Funds could collapse nearly 90% with very few defaults was a

material omission of fact in the shareholder updates, the Offering Materials and the Annual and

Quarterly Reports provided by the Defendants to generally investors and the Plaintiff in particular.

Thus, Kelsoe clearly lied to RMK Fund investors about the materiality of the 1-2% default rate and

---

The problem with using default rates in this way is that they can meaningfully understate
the risk in the portfolio. It can be misleading in terms of assessing the future earnings
power of the funds. This is because the definition of default is somewhat ambiguous for
many of the types of securities in the funds. Let's take an example. A junior tranche
security in a CDO might still be paying interest, and there may not have been an actual
event of default in the underlying structure. However, that security may only be expected
to continue to pay interest for a very short time, frequently, less than a year, and when it
does finally stop paying interest, there will be no recovery of the original principal. Now,
technically, this security isn't in default, but it presents substantial risks to the funds' future
earnings power.

Dana Erikson ,Managing Director of High-Yield Bond and Loan, Hyperion Brookfield, Transcript
of Shareholder Call on September 4, 2008, p. 4.

did so understanding full well that the RMK Fund investors would be misled into holding or buying

the RMK Funds that were collapsing in value even when not technically in default.

229.   Plaintiff read and relied upon the July 13, 2007 James Kelsoe Letter to RMK Closed-

End Fund Investors and relied on its accuracy in deciding to hold and purchase more shares of the

RMK Fund. This reliance was reasonable given the fact that James Kelsoe was the RMK Funds

Manager. Ultimately investors learned of the misrepresentation only later, on or about March 31,

2008 as the RMK Funds all collapsed in value with virtually no defaults.   RHY Collapses Even

When Not in Default ($172M to $27M/Only 3 Defaults)(See RHY, RMA, RMH, RSF Certified

Shareholder Reports dated March 31, 2008, each fund collapsed 80% in value with less than 10%

total of overall holdings reported to be in default.)

V.   SIGNIFICANT EVENTS

230.   In July 2009, MAM, Morgan Keegan, and certain of their employees (including

Kelsoe) received a *Wells* notice from the SEC stating that the SEC intended to bring an enforcement

action for violations of the federal securities laws in connection with the Funds. That same month,

Morgan Keegan received another *Wells* notice from FINRA advising that it would be recommending

disciplinary action against Morgan Keegan for violations of various NASD rules relating to sales of

the Funds. Between August and October 2009, the State Task Force (defined above) also announced

that it was considering charges against Morgan Keegan, its related entities, and certain of their

related officers in connection with the sales of the Funds. As discussed below, all three regulators

have since initiated enforcement actions in connection with the Funds.

A.   The SEC's Cease & Desist Order

231.   On April 7, 2010, the SEC issued the Cease & Desist Order in connection with the

RMK Closed-End Funds. *See* Administrative Proceeding File No. 3-13847, Exhibit D hereto. The

Cease & Desist Order names MAM, Morgan Keegan, Kelsoe and Weller as Respondents and was

brought pursuant to Section 8A of the Securities Act, Sections 4C, 15(b) and 21C of the Exchange

Act, Sections 9(b) and 9(f) of the ICA, Sections 203(e), 203(f) and 203(k) of the Investment

Advisers Act of 1940, and Rule 102(e)(1)(iii) of the SEC's Rules of Practice.

232.   The Cease & Desist Order charges, among other things, that Morgan Keegan, MAM,

Kelsoe, and Weller "*willfully violated . . . Section 10(b) of the Exchange Act and Rule 10b-5,*

thereunder. . . ." It alleges that between at least January 2007 and July 2007, the daily NAV of each

of the Funds was materially inflated as a result of the fraudulent conduct alleged herein. In

particular, the Cease & Desist Order alleges that Kelsoe "actively screened and manipulated" dealer

quotes and "failed to advise Fund Accounting or the Funds' Boards of Directors . . . that the prices

for certain securities should be reduced." Cease & Desist Order, Ex. D hereto, ¶ 13. "Kelsoe's

actions fraudulently forestalled declines in the NAVs of the Funds that would have occurred as a

result of the deteriorating market, absent his intervention." Cease & Desist Order, Ex. D hereto, ¶

14. The Cease & Desist Order further alleges non-compliance with the Funds' policies and

procedures and that *Weller "knew, or was highly reckless in not knowing, of the deficiencies in the*

implementation of valuation procedures . . . , and did nothing to remedy them or otherwise to

make sure fair-valued securities were accurately priced and the Funds' NAVs were accurately

calculated." Cease & Desist Order, Ex. D hereto, 26. Indeed, the Cease & Desist Order states that

the only pricing test regularly applied by the Valuation Committee was the "look back" test, which

compared the sales price of any security sold by the Funds to the valuation of that security used in

the NAV calculation for the five business days preceding the sale. The test only covered securities

after they were sold. Cease & Desist Order, Ex. D hereto, ¶ 26. Thus, at any given time, the

Valuation Committee never knew how many securities' prices it could ultimately validate.

B.   The Multi-State Task Force Proceeding and Findings of Fact

233.   On April 8, 2010, the Task Force filed a Joint Notice Of Intent To Revoke

Registration And Impose Administrative Penalty Against, among others, MAM, MK Holding,

Morgan Keegan, RFC, Kelsoe, Sullivan and Stringer ("Respondents"), for violating provisions of

the Alabama Securities Act, the Kentucky Securities Act, the Mississippi Securities Act, and the

South Carolina Securities Act. *See* Joint Administrative Proceeding File Nos. Alabama: SC-0016;

Kentucky: 2010-AH-021; Mississippi: S-08-0050; and South Carolina: 08011; annexed hereto as

Exhibit V.

234.   The Task Force Proceeding found that the Defendants misled investors by: (1) failing

to disclose the risks associated with the Funds; (2) misrepresenting the nature of the Funds; (3)

falsely classifying the securities held within the Funds; (4) comparing the performance of the Funds

to inappropriate peer groups (benchmarks); and (5) failing to accurately represent the amount of

structured debt securities held in the Funds.[34]

C.   Multiple Federal and State Law Enforcement Agencies Find
Morgan Keegan Committed Fraud in the Sale of the RMK Funds
Sold to Plaintiff

235.   There were at least three law enforcement agencies that have taken action to protect

the public against the "immediate danger" of Respondent's fraudulent conduct regarding the RMK

---

[34] The Task Force also alleges that the Respondents engaged in unethical sales practices by
inappropriately targeting customers who owned low-risk certificates of deposit and customers who
were retired or nearing retirement. According to the Task Force, the Funds were sold in a manner
which caused a lack of diversification in these customers' portfolios. Essentially, as alleged by the
Task Force, Respondents concentrated too large a percentage of many of their customers' assets in
the Funds, and failed to adequately acknowledge the associated risks.

bond funds sold to Plaintiff: (1) The Final Order of the Multi-State Task Force consisting of the

Notice of Intent to Revoke Registration including Findings of Fact; (2) SEC administrative cease

and desist action; and, (3) the FINRA Disciplinary Action against Respondent.

236.   The Alabama Securities Commission, as a part of the Multi-State Task Force

has already issued a final order with findings of fact that Respondent is currently appealing. This is

a classic example of an admissible regulatory finding of fact that is admissible under FRE 803(8)(c)

as discussed here.

237.   The Alabama Securities Commission has legal authority to specifically find

and declare that that Morgan Keegan presented an extraordinary, immediate danger to the "public

welfare" —which it did. The Alabama Securities Commission issued a final order with this

declaration of immediate danger to the public welfare and specific findings of fact as it is authorized

to do. See Notice of Intent to Revoke Part VI.

The Alabama Administrative Procedure Act provides:

> (c) If an agency head finds that an immediate danger to the public health, safety,
> or welfare requires an immediate final order, it shall recite with particularity the
> facts underlying such findings in the final order, which shall be appealable or
> enjoinable from the date rendered.

Ala. Code § 41-22-16(c). Thus, the Alabama Securities Commission was well within its powers to

determine that a danger to the public existed and that a final order with accompanying findings of

fact was appropriate. Even assuming that the other three state agencies did not make the decision to

enter a final order, Alabama's decision to do so renders the investigative findings of fact a final

order and admissible under Federal Rules of Evidence 803(8)(C).

238.   The SEC, FINRA and a thirteen state Multi-State Task Force have investigated

Respondent over two years and simultaneously issued administrative orders and findings of fact outlining a far-reaching fraud perpetrated by Respondent on the Plaintiff and others. The SEC,

FINRA and Multi-State investigations show not only that the documents Plaintiff seeks are relevant,

but these documents form the foundation of a fraud case so serious that that law enforcement

officials are seeking to put Respondent out of business entirely.

239.   The Multi-State, SEC and FINRA actions largely focus on undisputed facts—such as

the deceptive nature of the Respondent's marketing brochures—and should be considered by the

panel on that basis. At the minimum, the Alabama Securities Commission's issuance of a final

order and findings of fact that Plaintiff submits is clearly admissible and should be considered by the

panel.

D.   **Multiple 2010 and 2011 Law Enforcement Agency Findings of
       Facts that Morgan Keegan Committed Fraud Involving the RMK
       Funds Sold to Plaintiff**

240.   State and federal law enforcement agencies have rendered multiple findings of fact

related to fraud and other misconduct committed by Morgan Keegan in its marketing and sales of

the RMK funds sold to the Plaintiff. The first of several Findings of Fact was rendered on April 7,

2010 by the Multi-State Task Force which Morgan Keegan appealed but then dismissed its appeal

on June 21, 2011. Federal courts hold that dismissal of an appeal leaves an earlier finding of fact

intact. *Microsoft Corp. v. Bristol Technology Inc.*, 250 F.3d 152 (2nd Cir., 2000)(mere settlement is

not sufficient to justify rescission of a judgment).

241.   Subsequent administrative findings of fact that Morgan Keegan committed

misconduct have been rendered separately by the SEC, FINRA, and law enforcement agencies in

Tennessee, Kentucky, South Carolina, and Mississippi.[35]

242.   In multiple consent orders with law enforcement, Morgan Keegan agreed "not to

make or permit to be made any public statement denying, directly or indirectly, any finding in this

Consent Order or creating the impression that this Consent Order is without factual basis.[36]

243.   On April 7, 2010 a Multi-State Task Force consisting of securities regulators in

thirteen states, including Kentucky, Mississippi, Alabama and South Carolina, issued a Finding of

Fact as a part of a Joint Notice to Revoke Registration and Impose Administrative Penalty which

---

[35] *SEC v. Morgan Keegan*, June 21, 2011; *FINRA v. Morgan Keegan*, June 21, 2011; *Tennessee v. Morgan Keegan*,
June 21, 2011; *South Carolina v. Morgan Keegan*, June 21, 2011; *Mississippi v. Morgan Keegan*, June 21, 2011;
Kentucky v. Morgan Keegan, June 21, 2011. Federal courts hold that these investigative findings of fact are
admissible. *Option Resource Group v. Chambers Development Co.*, 967 F.Supp. 846 (W.D. Pa., 1996)(SEC findings
of fact in a consent order is admissible evidence). Not only are the agency factual findings admissible, but
they are entitled to "considerable deference" on the issues to which they relate. *D'Olive Bay Rest. v. U.S.
Army Corps of Eng.*, 513 F.Supp.2d 1261 (S.D. Ala., 2007)

[36] *Alabama v. Morgan Keegan Consent Order*, June 21, 2011, p. 39.

found that Respondent committed fraudulent and improper sales practices related to the RMK funds sold to Plaintiff. The action sought to put Morgan Keegan out of business and effectively bar key Morgan Keegan employees from the securities business for life.

244.   Based on complaints regarding the huge RMK fund losses, thirteen (13) state securities regulators formed a task force to investigate the management, sales practices, and supervisory/compliance procedures related to the Funds. The task force coordinated and conducted investigations into Respondents' management, marketing, sales, and supervision of the Funds. The state regulators conducted nine (9) on-site branch exams in seven (7) states, interviewed approximately eighty (80) present and former sales representatives, managers, and officers, interviewed customers, and reviewed thousands of e-mail communications, reports, and other records provided by Respondents. (NOTE: A PDF copy of the Complaint along with hyperlinks to all Exhibits is available at the Alabama Securities Commission web site http://www.asc.state.al.us/Orders/2010/SC-2010-0016/MK%20Notice%20of%20Intent.pdf). Plaintiff alleges and incorporates each and every allegation, finding of fact, and exhibit referenced in the Multi-State Task Force Joint Notice to Revoke Registration and Impose Administrative Penalty as if set forth herein.[37]

---

[37] Rule 803(8)(C) provides that factual findings of a government agency's duly-authorized investigation. are admissible evidence:

> Records, reports, statements, or data compilations, in any form, of public offices or agencies, setting forth ... factual findings resulting from an investigation made pursuant to authority granted by law, unless the sources of information or other circumstances indicate lack of trustworthiness.

Fed.R.Evid. 803(8)(C). Opinions and conclusions of the agency on matters of fact that flow from the investigative findings may also be admissible. Beech Aircraft Corp. v. Rainey, 488 U.S. 153, 170, 109 S.Ct. 439, 102 L.Ed.2d 445 (1988); Complaint of Nautilus Motor Tanker Co., Ltd., 85 F.3d 105, 112-13 (3rd Cir.1996) (admitting conclusions and recommendations in a Coast Guard Report, under 803(8)(C)). Conclusions of law are likely inadmissible. See Hines v. Brandon Steel Decks, Inc., 886 F.2d 299, 302 (11th Cir.1989). If the circumstances indicate that the government agency has functioned within its authorization and in a trustworthy and reliable manner, the law " assumes admissibility ... but with ample provision for escape if

245.   The Multi-State Task Force finding of fact and exhibits provides evidence of Morgan Keegan's wrongful conduct which is alleged herein and proximately resulted in damage to Plaintiff.

246.   The Multi-State Task Force finding of fact and exhibits provides evidence of Morgan Keegan's wrongful conduct which is alleged herein and proximately resulted in damage to Plaintiff.

247.   Specifically, the Multi-State Task Force made the following <u>Findings of Fact</u>:

    a.   Morgan Keegan Failed to Disclose Material Risks in SEC Filings (¶44-45)

    b.   Morgan Keegan Failed to Disclose Risks in Marketing Materials (¶46-48)

    c.   Morgan Keegan Misclassified Holdings within the Funds (¶49-51)

    d.   Morgan Keegan Compared Funds to Inappropriate Benchmarks (¶52-54)

    e.   Morgan Keegan Used Misleading Pie Charts to Obscure Asset-backed Holdings (¶55-64)

    f.   Morgan Keegan Misrepresented and Mischaracterized the Funds and Their Holdings in Marketing Material (¶65-77)

---

sufficient negative factors are present." Fed.R.Evid. 803(8) advisory committee's note; Bridgeway Corp. v. Citibank, 201 F.3d 134, 142 (2d Cir.2000) (describing Rule's underlying " ' assumption that public officers will perform their duties, that they lack motive to falsify, and that public inspection to which many such records are subject will disclose inaccuracies' " (quoting 31 Michael H. Graham, Federal Practice and Procedure § 6759 at 663-64 (Interim ed.1992))). Arbitration panel considering securities fraud claims against clearing securities broker, accused of having aided and abetted fraud of introducing broker to detriment of its customers, could consider as evidence Order Instituting Proceedings (OIP) issued by Securities and Exchange Commission (SEC) in connection with its investigation into matter; panel had carefully explained that admission was for purpose of considering findings of fact, as part of general evidence, and that no claim or issue preclusive value was being given to OIP. Fed. Rules Evid. Rule 803(8)(C), 28 U.S.C.A. McDaniel v. Bear Stearns & Co., Inc., 196 F.2d 343 (S.D.N.Y. 2002)(Respondent not prejudiced as it was given opportunity to rebut allegations in SEC Order).

g.   Morgan Keegan Misled Investors and the Sales Force About the True Condition of the Funds During Their Collapse, Even Suggesting to Hold Funds or Buy More (¶78-86)

h.   Morgan Keegan Failed to Perform Adequate Due Diligence on the RMK High Yield Funds Causing Investors and the Sales Force to Make Uninformed Investment Decisions (¶87-108)

i.   Morgan Keegan's Due Diligence for the Funds Failed to Provide Meaningful and Open Disclosures Relating to Certain Known Material Deficiencies with the Funds (¶109-134)

j.   Morgan Keegan Failed to Obtain and Consider Adequate Suitability Information from Investors (¶135-136)

k.   Morgan Keegan Recommended the Funds Without Regard for Concentration in Customer Accounts (¶137-139)

l.   Morgan Keegan Engaged in Unethical Sales Practices (¶140-143)

m.   Morgan Keegan Failed to Establish and Implement Supervisory/Compliance Procedures Necessary to Prevent and Detect Violations of the States' Securities Acts (¶ 151-169)

n.   Morgan Keegan Failed to Review Internal Communications (¶ 151-152)

o.   Morgan Keegan Failed to Adequately Review Marketing Materials (¶153-154)

    p. Morgan Keegan Should Have Known the Wrongful Conduct and Participated, Directly or Indirectly, in the Wrongful Conduct (¶ 164-169).

248. Furthermore, the Multi-State Task Force found Morgan Keegan engaged in fraudulent, dishonest, or unethical business practices in the securities business under Code of Alabama 1975, § 8-6-17, KRS 292.320, Mississippi Securities Act §75-71-501, and S.C. Code Ann. §35-1-501 and that the conduct constitutes grounds to revoke their registration under Code of Alabama 1975, § 8-6-3(j)(7), KRS 292.330(13)(a), Mississippi Securities Act §75-71-321, and S.C. Code Ann. §35-1-412(d)(13). Such conduct is evidenced by:

    a. Making material omissions and misrepresentations in marketing materials;

    b. Withholding information from and misrepresenting information concerning the funds to the MKC sales force;

    c. Providing preferential treatment to certain customers;

    d. Making misleading comparisons between the Funds and Certificates of Deposit;

See Multi-State Findings of Fact, Part 3. A.

249. Furthermore, the Multi-State Task Force found that Morgan Keegan failed to establish and implement supervisory/compliance procedures necessary to prevent and detect violations of the states' securities acts, and that the conduct constitutes grounds to revoke their registration under Code of Alabama 1975, § 8- The Alabama Securities Commission, Kentucky Department of Financial Institutions, Mississippi Secretary of State's Office, and the South Carolina Office of the Attorney General find that Respondent Morgan Keegan failed to establish and implement supervisory/compliance procedures necessary to prevent and detect violations of the states' securities acts, and that the conduct constitutes grounds to revoke their registration under

Code of Alabama 1975, § 8- 6-3(j)(10), KRS 292.330(13)(a), Mississippi Securities Act §75-71-321,

and S.C. Code Ann. §35-1-412(d)(9). Such conduct is evidenced by:

     a.   Failing to adequately review correspondence;

     b.   Failing to adequately review marketing materials;

     c.   Failing to adequately review and/or address overconcentration;

     d.   Failing to adequately train the MKC sales force;

     e.   Failing to supervise Kelsoe; and

     f.   Failing to perform adequate due diligence on the Funds.

See Multi-State Findings of Fact, Part 3. A.

     250.   State and federal law enforcement agencies have rendered multiple findings of fact

related to fraud and other misconduct committed by Morgan Keegan in its marketing and sales of

the Funds sold to the Plaintiff. The first of several Findings of Fact was rendered on April 7, 2010

by the Multi-State Task Force which Morgan Keegan appealed but then dismissed its appeal on June

21, 2011.[38]

     251.   Subsequent administrative findings of fact that Morgan Keegan committed

misconduct have been rendered separately by the SEC, FINRA, and law enforcement agencies in

Tennessee, Kentucky, South Carolina, and Mississippi.[39]

     252.   In multiple consent orders with law enforcement, Morgan Keegan agreed "not to

make or permit to be made any public statement denying, directly or indirectly, any finding in this

---

[38] Federal courts hold that dismissal of an appeal leaves an earlier finding of fact intact. *Microsoft Corp. v. Bristol Technology Inc.,* 250 F.3d 152 (2nd Cir., 2000)(mere settlement is not sufficient to justify rescission of a judgment).

[39] *SEC v. Morgan Keegan*, June 21, 2011; *FINRA v. Morgan Keegan*, June 21, 2011; *Tennessee v. Morgan Keegan*, June 21, 2011; *South Carolina v. Morgan Keegan*, June 21, 2011; *Mississippi v. Morgan Keegan*, June 21, 2011; *Kentucky v. Morgan Keegan*, June 21, 2011.

Consent Order or creating the impression that this Consent Order is without factual basis.[40]

253.   On April 7, 2010 a Multi-State Task Force consisting of securities regulators in thirteen states, including Kentucky, Mississippi, Alabama and South Carolina, issued a Finding of Fact as a part of a Joint Notice to Revoke Registration and Impose Administrative Penalty which found that Respondent committed fraudulent and improper sales practices related to the Funds sold to Plaintiff. The action sought to put Morgan Keegan out of business and effectively bar key Morgan Keegan employees from the securities business for life.

254.   Based on complaints regarding the huge RMK fund losses, thirteen (13) state securities regulators formed a task force to investigate the management, sales practices, and supervisory/compliance procedures related to the Funds. The task force coordinated and conducted investigations into Respondents' management, marketing, sales, and supervision of the Funds. The state regulators conducted nine (9) on-site branch exams in seven (7) states, interviewed approximately eighty (80) present and former sales representatives, managers, and officers, interviewed customers, and reviewed thousands of e-mail communications, reports, and other records provided by Respondents. (NOTE: A PDF copy of the Complaint along with hyperlinks to all Exhibits is available at the Alabama Securities Commission web site http://www.asc.state.al.us/Orders/2010/SC-2010-0016/MK%20Notice%20of%20Intent.pdf). Plaintiff allege and incorporate each and every allegation, finding of fact, and exhibit referenced in the Multi-State Task Force Joint Notice to Revoke Registration and Impose Administrative Penalty as if set forth herein.[41]

---

[40] *Alabama v. Morgan Keegan Consent Order*, June 21, 2011, p. 39.
[41] Rule 803(8)(C) provides that factual findings of a government agency's duly-authorized investigation. are admissible evidence: Records, reports, statements, or data compilations, in any form, of public offices or agencies, setting forth ... factual findings resulting from an investigation

255.   The Multi-State Task Force finding of fact and exhibits provides evidence of

Defendants' wrongful conduct which is alleged herein and proximately resulted in damage to

Plaintiff.

256.   The Multi-State Task Force finding of fact and exhibits provides evidence of the

Defendants' wrongful conduct which is alleged herein and proximately resulted in damage to

Plaintiff.

257.   Specifically, the Multi-State Task Force made the following Findings of Fact as to

Morgan Asset Management's fraudulent actions:

> 1. The Alabama Securities Commission, Kentucky Department of Financial
> Institutions, Mississippi Secretary of State's Office, and the South Carolina
> Office of the Attorney General find that Respondent Morgan Asset
> Management, Inc. **engaged in fraudulent, dishonest, or unethical business
> practices** in the securities business under Code of Alabama 1975, § 8-6-17,
> KRS 292.320, Mississippi Securities Act §75-71-501, and S.C. Code Ann.
> §35-1-501, and that the conduct constitutes grounds to revoke the their
> registration under Code of Alabama 1975, § 8-6-3(j)(7), KRS 292.330(13)(a),
> **Mississippi Securities Act §75-71-321**, and S.C. Code Ann. §35-1-
> 412(d)(13). Such conduct is evidenced by:
>
> a. Making material omissions and misrepresentations in regulatory filings;
>
> b. Making material omissions and misrepresentations in marketing materials;
>
> c. Withholding information from and misrepresenting information concerning
> the Funds to the MKC sales force; and
>
> d. Obstructing the due diligence process.
>
> 2. The Alabama Securities Commission, Kentucky Department of Financial
> Institutions, Mississippi Secretary of State's Office, and the South Carolina

---

made pursuant to authority granted by law, unless the sources of information or other circumstances
indicate lack of trustworthiness.   Fed.R.Evid. 803(8)(C). Opinions and conclusions of the agency on
matters of fact that flow from the investigative findings may also be admissible.

Office of the Attorney General find that Respondent Morgan Asset Management, Inc. **failed to establish and implement supervisory/compliance procedures** necessary to prevent and detect violations of the states' securities acts, and that the conduct constitutes grounds to revoke the their registration under Code of Alabama 1975, § 8-6-3(j)(10), KRS 292.330(13)(a), **Mississippi Securities Act §75-71-321**, and S.C. Code Ann. §35-1-412(d)(9). Such conduct is evidenced by:

    a.   Abdicating supervisory responsibility of Kelsoe;

    b.   Failing to adequately review correspondence;

    c.   Failing to adequately review marketing materials; and

    d.   Failing to perform adequate due diligence.

3. The Alabama Securities Commission, Kentucky Department of Financial Institutions, Mississippi Secretary of State's Office, and the South Carolina Office of the Attorney General find that the actions and conduct of Respondent Morgan Asset Management, Inc. named in this action **constituted a practice or course of business which operated as a fraud or deceit upon investors** in violation of Code of Alabama 1975, § 8-6-17, KRS 292.320(1), **Mississippi Securities Act §75-71-501**, and S.C. Code Ann. §35-1-501.

    258.   Specifically, the Multi-State Task Force made the following Findings of Fact as to James Kelsoe's fraudulent actions:

1. The Alabama Securities Commission, Kentucky Department of Financial Institutions, and the South Carolina Office of the Attorney General further find that Respondents Kelsoe … **engaged in fraudulent, dishonest, or unethical business practices** in the securities business under Code of Alabama 1975, § 8-6-17, KRS 292.320, and S.C. Code Ann. §35-1-501 and that the conduct constitutes grounds to bar said individuals from the securities industry in the states of Alabama, Kentucky, and South Carolina under Code of Alabama 1975, § 8-6-3(j)(7), KRS 292.330(13)(a), and S.C. Code Ann. §35-1-412(d)(13).

    a. James C. Kelsoe, Jr.

    (1).   Made or caused to be made material omissions and misrepresentations in regulatory filings and marketing materials;

(2).   Made or caused to be made misrepresentations regarding the condition of the Funds during their collapse; and

(3).   Obstructed the due diligence process.

E.   Morgan Keegan, MAM, Kelsoe, and Weller Consent to Finding of Fraud and Penalties Imposed by Multiple State and Federal Law Enforcement Agencies

259.   On June 21, 2011, in recognition of this harm, the SEC, FINRA, and at least four state law enforcement agencies entered specific findings of fact which included some of the most severe penalties imposed among all the recent Wall Street civil and criminal fraud cases. [42] Respondent Morgan Keegan and other defendants consented to the specific findings of fact and the following penalties:

a. Morgan Keegan's employee, registered representative, and Managing Director James Kelsoe is barred from the securities industry for life.

b. Morgan Keegan's Controller Thom Weller is barred from the securities industry and from practicing as an accountant before the Securities and Exchange Commission.

c. Morgan Keegan agreeing to pay a $75 million fine.

d. Morgan Keegan and Kelsoe agreeing to disgorge $20,500,000 in profits made from the RMK Funds.

---

[42] On June 21, 2011, Morgan Keegan and other defendants entered into a consent agreement with the SEC, FINRA, and the Multi-State Task Force consisting of thirteen state law enforcement agencies including Tennessee, South Carolina, Mississippi, and Kentucky.

e. James Kelsoe agreeing to pay a $500,000 fine. (However, the SEC is allowing Kelsoe to keep an estimated $30 million in income he as manager of the RMK Funds from 1999 to 2008[43]).

f. Morgan Keegan agreeing to pay restitution to RMK Fund investors in the amount of $100 million.

g. Morgan Keegan agreeing never to sell a propriety mutual fund similar to the RMK Funds without permission of law enforcement agencies for at least two years.

h. Morgan Keegan agreeing to have a law enforcement monitor on its premises to prevent repeat of securities law violations committed related to the RMK Funds.

i. Morgan Keegan Controller Thom Weller agreeing to pay a $50,000 fine.

260.   At least nine formal Findings of Fact have been issued by state and federal law enforcement authorities holding that Respondent committed fraud in the marketing and sale of the RMK Funds—including Alabama, Mississippi, Kentucky, South Carolina, and Tennessee. These findings were entered on April 7, 2010 and again on June 21, 2011 by consent of defendants including Morgan Keegan.

261.   Although it retained the right to concoct any story or defense it wishes to a FINRA panel during an arbitration, Morgan Keegan has dismissed its appeal of the 2010 Multi-State Task Force Findings of Facts and has specifically agreed not to publically deny the facts constituting

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[43] SEC v. Morgan Keegan exhibits indicate Kelsoe made approximately $6 million per year compensation on the RMK Funds by virtue of his 20% cut of Morgan Asset Management fees as advisor to the RMK Funds. Exhibit No. 3 in SEC v. Morgan Keegan.

the basis of the 2011 law enforcement action -- either directly or indirectly.[44]

F.   SEC Makes Findings of Fact that Defendants Committed Fraud and other Securities Law Violations Arising from the RMK Funds Sold to Plaintiff

262.   On or about June 22, 2011, the Securities and Exchange Commission made findings

of fact that the Defendants engaged in a fraudulent scheme, and were committing fraud, material

misrepresentations and omissions, falsification of reports, and other securities law violations arising

from marketing and sale of the exact funds which were sold to the Plaintiff.

> 27. … Similarly, the failure to disclose to the Funds' boards that Morgan Asset and Morgan Keegan were not complying with stated valuation procedures constitutes fraud."
>
> Respondents Morgan Asset and Kelsoe willfully violated, and Respondent Morgan Keegan willfully aided, abetted, and caused violations of, Section 34(b) of the Investment Company Act [making false statements of material fact to investors.]"
>
> In each of the Funds' annual and semi-annual reports filed with the Commission on Forms N-CSR during the relevant period (including, among others, the Annual Report for the Morgan Keegan Select Fund, Inc. for the year-ended June 30, 2007 filed with the Commission on October 4, 2007), Kelsoe included a signed letter to investors reporting on the Funds' performance "based on net asset value."
>
> In fact, the performance reported was materially misstated. Untrue statements of material fact concerning the Funds' performance were made in the Funds' annual and semi-annual reports filed with the Commission on Forms N-CSR.
>
> In addition, the prospectuses incorrectly described Morgan Asset as responsible for fair valuation of the Funds' portfolios [which was actually a duty of Morgan Keegan]."

SEC Consent Order, para. 26.

263.   The SEC made findings of facts related to violations of federal laws by the

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[44] "Respondents MKC [Morgan Keegan], MAM [Morgan Asset Management], and Kelsoe agree not to make or permit to be made any public statement denying, directly or indirectly, any finding in this Consent Order or creating the impression that this Consent Order is without factual basis." Tennesee v. Morgan Keegan Consent Order, p. 37 (similar language in all state findings of fact).

Defendants. *In re Morgan Asset Management*, et al., SEC Release No. 64720, June 22, 2011. See

Exhibit E.

264.   The specific facts set forth in the SEC's findings of fact are incorporated herein by

reference thereto. *Id*.

265.   Investment advisers owe their clients, including investment company clients, a

fiduciary duty. Misstatements or omissions of fact by an investment adviser, such as those made to

the Funds' boards, violate an adviser's fiduciary duty and constitute fraud when they are material.

Id. at p. 8.

266.   Similarly, the SEC found that the failure to disclose to the Funds' boards that Morgan

Asset and Morgan Keegan were not complying with stated valuation procedures constitutes fraud.

Id.

267.   In addition, the knowing or reckless failure to value securities, for which market

quotations are not readily available, consistent with fair value requirements under the Investment

Company Act and that materially affects a fund's NAV constitutes fraud. See, *In re Piper Capital

Management, Inc.,* Exch. Act. Rel.48409 (August 26, 2003). *Id*.

268.   Section 206(1) of the Advisers Act makes it unlawful for an investment adviser to

employ any device, scheme or artifice to defraud any client or prospective client. Section 206(2)

makes it unlawful for an investment adviser to engage in any transaction, practice or course of

business that operates as a fraud or deceit upon any client or prospective client. *Id*. at p. 9.

269.   As a result of the conduct described in its findings of fact (Exhibit E), the SEC found

that MAM willfully violated, and Kelsoe willfully aided and abetted and caused violations of,

Sections 206(1) and 206(2) of the Advisers Act. The failure to disclose to the Funds' boards that

MAM and Morgan Keegan were not complying with stated valuation procedures constitutes fraud.

Id.

270.   Section 206(4) of the Advisers Act prohibits fraudulent, deceptive or manipulative

practices or courses of business by an investment adviser. Rule 206(4)-7 requires investment

advisers to "[a]dopt and implement written policies and procedures reasonably designed to prevent

violation" of the Advisers Act and the rules thereunder by their supervised persons. An adviser's

failure "to have adequate compliance policies and procedures in place will constitute a violation of

our rules independent of any other securities law violation." *Compliance Programs of Investment*

Companies and Investment Advisers, Advisers Act Release No. 2204, 68 F.R. 74714, 74715 (Dec.

24, 2003) ("Compliance Programs Release"). *Id*.

271.   As a result of the conduct described in its findings of fact (Exhibit E), the SEC found

that MAM willfully violated, and Kelsoe willfully aided and abetted and caused violations of,

Section 206(4) of the Advisers Act and Rule 206(4)-7 thereunder. 29. *Id*.

272.   Section 34(b) of the Investment Company Act prohibits untrue statements of material

fact or omissions to state facts necessary in order to make the statements made, in the light of the

circumstances under which they were made, not misleading, in any registration statement, report or

other document filed pursuant to the Investment Company Act or the keeping of which is required

pursuant to Section 31(a) of the Investment Company Act. Any person who makes a material

misrepresentation concerning a Fund's performance in the Fund's annual and semi-annual reports

filed with the Commission, or in the records required to be maintained by the Fund, or submits

inflated prices to be included in the Fund's NAV calculations and the records forming the basis for

the Fund's financial statements, violates Section 34(b). *Id*.

273.   As a result of the conduct described in its findings of fact (Exhibit E), the SEC found

that Respondents Morgan Asset and Kelsoe willfully violated, and Respondent Morgan Keegan willfully aided, abetted, and caused violations of, Section 34(b) of the Investment Company Act.

274.   Rule 22c-1 under the Investment Company Act prohibits the sale or redemption of shares in a registered investment company "except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security." For an NAV to be deemed current, Section 2(a)(41) of the Investment Company Act and Rule 2a-4 thereunder require portfolio securities for which market quotations are not readily available to be valued at fair value. *Id.*

275.   As a result of the conduct described in its findings of fact (Exhibit E), the SEC found that Respondent Morgan Keegan willfully violated, and Respondents Morgan Asset, Kelsoe and Weller willfully aided and abetted and caused violations of, Rule 22c-1 promulgated under the Investment Company Act. *Id.*

276.   Rule 38a-1 under the Investment Company Act requires that a registered investment company adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws by the fund and to provide for oversight of compliance by the fund's investment adviser. Failure of a fund to have adequate compliance policies and procedures in place and/or to implement them will constitute a violation of Rule 38a-1 independent of any other securities law violations. *Compliance Programs Release*. *Id.*

277.   The SEC found that Morgan Keegan and Morgan Asset knowingly and substantially assisted the Funds' failure to implement fair valuation procedures, which resulted in prices that did not reflect current NAVs. Morgan Keegan, Morgan Asset, Kelsoe and Weller thereby willfully aided and abetted and caused the Funds' violations of Rule 38a-1. *Id.* at p. 10.

G.   The FINRA Complaint and Findings of Fact

278.   On April 8, 2010, FINRA filed a complaint against Morgan Keegan. *See*

Disciplinary Proceeding No. 2007011164501 ("FINRA Complaint"). The FINRA Complaint names

Morgan Keegan as a Defendant and asserts, in connection with the RMK Closed-End Funds,

violations of NASD Conduct Rules 2110 and 2210 (Misleading Omissions of Material Information -

Advertising Slicks and Profiles); and NASD Conduct Rules 3010(a), 3010(b), and 2110 (Failure to

Establish, Maintain, and Enforce an Adequate Supervisory System, Including Written Supervisory

Procedures, Reasonably Designed to Achieve Compliance with NASD Rules).

279.   On June 3, 2011, According to the FINRA Consent Order entered into with Morgan

Keegan, during the period from January 1, 2006 through December 31, 2007, made a finding that

Morgan Keegan made false and misleading statements to investors in its marketing brochures

described in this Complaint.

H. The SEC Enforcement Action against the Director Defendants.

280.   On December 12, 2010, the SEC initiated an enforcement action against the Director

Defendants for violations of Section 9(b) of the Investment Company Act.

281.   On June 13, 2013, the SEC made findings of fact the Director Defendants failed in

their duties to supervise valuations of the Funds' holdings. See Exhibit W.

282.   Specifically, the SEC found that the Director Defendants did not specify a fair

valuation methodology pursuant to which the securities were to be fair valued. Nor did they

continuously review how each issue of security in the Funds' portfolios were being valued. The

Director Defendants delegated their responsibility to determine fair value to the Valuation

Committee of the investment adviser to the Funds, but did not provide any meaningful substantive

guidance on how those determinations should be made. In addition, they did not learn how fair

values were actually being determined. They received only limited information on the factors

considered in making fair value determinations and almost no information explaining why fair values were assigned to specific portfolio securities. These failures were particularly significant

given that fair valued securities made up the majority—and in most cases upwards of 60%—of the

Funds' net asset values ("NAVs") during the Relevant Period.

I. The Funds' Unreliable and Restated Financial Statements

283.   On June 10, 2010, the Funds issued a Form 8-K announcing that the Funds'

independent auditors had informed them that the previously issued financial statements could not be

relied upon:

> ***By correspondence dated May 27, 2010, [PwC] . . . informed the
> Funds that PwC's audit reports dated May 29, 2008, May 21,
> 2007 and May 22, 2006, on the Funds' financial
> statements should no longer be relied upon.*** In addition,
> by correspondence dated May 28, 2010, [BBD] . . .
> informed the Funds that BBD's audit reports dated
> November 26, 2008 and May 28, 2009, on the Funds'
> financial statements should no longer be relied upon in
> view of PwC's May 27, 2010 correspondence regarding
> non- reliance on its previously issued audit reports
> because BBD relied upon PwC's audit report on the
> March 31, 2008 financial statements.

284.   The Funds sought to downplay this statement by preceding it with the following

paragraph:

> ***If certain allegations in the [SEC] Order against the
> Respondents are found to be true at the conclusion of the
> Administrative Proceeding or otherwise, the financial
> statements and financial highlights for each Fund's four
> fiscal years ended March 31, 2009, March 31, 2008,
> March 31, 2007 and March 31, 2006 may be impacted.***
> The Funds are currently undertaking an investigation of the
> underlying allegations in the Order. It is unclear at this
> time, however, whether each Fund's financial statements
> and financial highlights covering these fiscal periods are
> impacted and, if so, whether the impact is material.

285.   They then added the following paragraph as another tactic:

> *Based upon the actions of PwC and BBD, the financial*
> *statements and financial highlights covering these fiscal*
> *periods should not be relied upon until such time that*
> *the Funds' investigation of the underlying allegations in*
> *the Order has been completed and the issues*
> *surrounding the audit reports have been resolved.*

286.   PwC's statements that the Funds' financial statements should not be relied upon were

not dependent upon the outcome of Cease & Desist Order or Task Force Proceeding, however. PwC

said in essence that it had ***already found*** that the financial statements issued by the Funds were

materially false and misleading and should not be relied upon.

287.   On August 25, 2010, the Funds issued a financial restatement for fiscal 2009 in the

aggregate amount of $37.5 million. Under GAAP, financial restatements are only issued where

there is a material misstatement. Financial restatements as needed for fiscal 2006, 2007, and 2008

are due, if any, pending resolution of the Task Force Proceeding.

VI.   FALSE AND MISLEADING STATEMENTS

A.   The Funds' Combined Annual Reports

1.   The 2005 Annual Report

288.   On June 6, 2005, RMH, RSF, and RMA filed a combined Certified Shareholder

Report on Form N-CSR with the SEC (the "2005 Annual Report"), signed by Defendants Kelsoe,

Anthony, and Weller.

289.   The 2005 Annual Report provided the following reassurance to investors: "We

continue to believe that a significant advantage of the [Funds] is [their] diversity among many

different asset sectors that provide stability and income beyond the performance of a single sector."

290.   In the Notes to Financial Statements, RMH, RSF, and RMA stated that their "primary

investment objective is to seek a high level of income by investing in a diversified portfolio of securities that offers attractive yield and capital appreciation potential and consists primarily of debt

securities and secondarily of equity securities."

291.   Further, the Funds compared their returns to the High Yield Index.

292.   The foregoing statements related to "diversity among many different asset sectors,"

and "a diversified portfolio of securities" were false and misleading because RMH, RSF, and RMA

had significant concentrations in ABS, in violation of their 25% "same industry" fundamental

investment limitations which had been represented to Plaintiff, and were not at all diversified.

293.   In addition, the foregoing statements were false and misleading because the Funds

were compared to a Benchmark Index that was not appropriate—and there was no disclosure about

the in-built asset mismatch between the Benchmark Index and the Funds' portfolios which made

comparisons (*i.e.*, outperformance or underperformance) meaningless.

2.   The 2006 Annual Report

294.   On June 7, 2006, the Funds filed a combined Certified Shareholder Report on Form

N-CSR with the SEC (the "2006 Annual Report"), signed by Defendants Kelsoe, Anthony, and

Weller. The 2006 Annual Report included the following statements:

> For the six months and the year ended March 31, 2006,
> [RMA] had total returns of 7.35% and 23.28%,
> respectively, based on market price and reinvested
> dividends. For the six months and the year ended March
> 31, 2006, [RMA] had total returns of 5.80% and
> 11.05%, respectively, based on net asset value and
> reinvested dividends. For the six months and the year
> ended March 31, 2006, *the Lehman Brothers Ba U.S.
> High Yield Index* had total returns of 2.44% and 6.83%,
> respectively. [RMA's] strong performance was *primarily
> due to* [RMA's] relative yield advantage as evidenced by
> the monthly dividend distributions and the relative net
> asset value stability produced by the *[RMA's] allocation
> to a wide variety of asset types.*

*   *   *

For the six months and the year ended March 31, 2006, [RMH] had total returns of 8.08% and 24.15%, respectively, based on market price and reinvested dividends. For the six months and the year ended March 31, 2006, [RMH] had total returns of 3.90% and 7.80%, respectively, based on net asset value and reinvested dividends. For the six months and the year ended March 31, 2006, *the Lehman Brothers Ba U.S. High Yield Index* had total returns of 2.44% and 6.83%, respectively. [RMH's] strong performance was *primarily due to* [RMH's] relative yield advantage as evidenced by the monthly dividend distributions and the relative net asset value stability produced by *[RMH's] allocation to a wide variety of asset types.*

*   *   *

[RHY] had a total return of 2.27% for the period ended March 31, 2006, based on net asset value and reinvested dividends. From January 19, 2006 until March 31, 2006, *the Lehman Brothers Ba U.S. High Yield Index* had a total return of 0.97%.

*   *   *

For the six months and the year ended March 31, 2006, [RSF] had total returns of 7.11% and 22.60%, respectively, based on market price and reinvested dividends. For the six months and the year ended March 31, 2006, [RSF] had total returns of 4.26% and 9.95%, respectively, based on net asset value and reinvested dividends. For the six months and the year ended March 31, 2006, *the Lehman Brothers Ba U.S. High Yield Index* had total returns of 2.44% and 6.83%, respectively. [RSF]'s strong performance was *primarily due to* the [RSF]'s relative yield advantage as evidenced by the monthly dividend distributions and the relative net asset value stability produced by the *[RSF's] allocation to a wide variety of asset types.*

*   *   *

In spite of a modest level of industry-wide outflows from *corporate high yield funds, the high yield corporate*

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> *market* feels pretty good so far this year. With little change to underlying asset value, index performance has remained at coupon clipping levels (i.e. prices have held up). Importantly, economic conditions continue to remain strong causing the Fed to nudge interest rates ever higher. A strong economy is very good for corporate earnings, cash flows, balance sheets, equity valuations, and, in turn, high yield corporate bonds. Such conditions create more opportunities for corporate bond issuers to refinance or otherwise payoff their bonds, effectively placing an underlying bid for the bonds. In other words, steady bond prices. Unfortunately, strong bids create a scarcity of attractive investment opportunities and that is the challenge we face today. Opportunities exist in every market environment, they just may not be readily apparent.

295.   The foregoing statements in the 2006 Annual Report related to "***very broad diversification***" and strong returns attributable to "***a wide variety of asset types***" were materially false and misleading in light of each of the Funds' significant concentrations in a single industry— *i.e.*, ABS (particularly subprime mortgage-related ABS) or subprime structured finance products— as set forth in Section IV.C above.

296.   Furthermore, the 2006 Annual Report failed to disclose the material fact of the Funds' violations of their stated fundamental investment limitations regarding investments in the "same industry" in excess of 25% of a Fund's total assets.

297.   In addition, the foregoing statements were materially false and misleading because the Funds were compared to a Benchmark Index that was not appropriate—and there was no disclosure about the in-built asset mismatch between the Benchmark Index and the Funds' portfolios which made comparisons (*i.e.*, outperformance or underperformance) meaningless.

298.   In another section of the 2006 Annual Report entitled "Performance Information," the Funds listed a table of their portfolio securities by asset category with their corresponding values.

Therein, the following securities were falsely classified as ***corporate bonds*** when, in fact, they were

ABS: Antares Funding LP 13.413% 12/14/11; Canal Pointe II LLC 5.340%   6/25/14; Eirles Two

Ltd. 262 10.860% 8/3/21; Eirles Two Ltd. 263 13.360% 8/3/21; InCaps Funding II Ltd. Zero

Coupon Bond 1/15/34; Lincoln Park Referenced Link Notes 2001-1 8.780% 7/30/31; Preferred

Term Securities II, Ltd. 10.000% 5/22/33; Preferred Term Securities XVIII, Ltd. 10.000% 9/23/35;

Preferred Term Securities XXI, Ltd. 10.000% 3/22/38; Preferred Term Securities XXII, Ltd.

15.000% 9/22/36; Preferred Term Securities XXIII, Ltd. 15.000% 12/22/36; Preferred Term

Securities XXIV, Ltd. 10.000% 3/22/37; Preferred Term Securities XXV, Ltd. 10.000% 6/22/37;

Pyxis Master Trust 2006-7 10.320% 10/1/37; Pyxis Master Trust 10.320% 10/1/2037; Steers

Delaware Business Trust 2007-A 7.599% 6/20/18; and TPRef Funding III Ltd. 11.000% 1/15/33.

299.   In addition, the following securities were falsely classified in the 2006 Annual Report

as ***preferred stocks*** when, in fact, they were ***ABS***: Baker Street Funding; Baker Street Funding 2006-

1; Centurion VII; Credit Genesis CLO 2005 Harborview 2006-8; Hewett Island II; Indymac Indx

CI-1 Corp.; Marquette Park CLO Ltd.; Mountain View Funding; and Webster CDO 2006-1 PS.

300.   In the section of the 2006 Annual Report entitled "Board Approval of the Investment

Advisory Agreement for [RHY]," the Funds stated:

> . . . In evaluating the investment advisory agreement, the
> Board reviewed information furnished by the Adviser,
> including information regarding its affiliates and its
> personnel and operations. The Board also specifically
> considered the following as relevant to its determination
> to approve the investment advisory agreement: (1) the
> history, reputation, qualification and background of the
> Adviser and the portfolio manager and his team; (2) the
> breadth of the securities from which the Adviser would
> select investments for the Fund and the analysis related to
> those securities; (3) ***the nature, extent and quality of
> services provided by the Adviser to other closed-end
> funds it advises and the nature, extent and quality of the***

> *services to be provided by the Adviser under the investment advisory agreement . . . (9) the Adviser's compliance systems and capabilities. . . .*
>
> The Board, in examining the nature, extent and quality of the services to be provided by the Adviser considered the Adviser's experience in serving as an investment adviser for funds comparable to the Fund. The Board noted the responsibilities and success that the Adviser has as investment adviser for these other funds. . . . *The Board also reviewed information regarding the Adviser's investment process and the qualifications and experience of the persons who will serve as portfolio managers of the Fund*.

301.   The foregoing statements in the 2006 Annual Report were materially false and misleading when made because, as discussed in detail herein, the Funds' management conducted no due diligence, exercised no professional judgment in deciding what investments to make, and paid little or no attention to the securities being purchased for the Funds' portfolios. MAM did not investigate or adequately evaluate the portfolio securities purchased for the Funds until after they had already been purchased, and this lack of diligence deprived investors of the supposed expertise of the Funds' purported professional portfolio management.

3.   The 2007 Annual Report

302.   On June 6, 2007, the Funds filed a combined Certified Shareholder Report on Form N-CSR with the SEC (the "2007 Annual Report"), signed by Defendants Kelsoe, Sullivan, and Weller. The Funds acknowledged that their performance had been negatively impacted by the then-recent turmoil in the mortgage market, but Kelsoe attempted to downplay the impact, stating in relevant part:

> Since our last report, the Fund[s'] market price share performance has been negatively impacted by the reduction of the monthly distribution rate from $0.15 per share to $0.14 per share. The Fund[s'] performance has

also been negatively impacted by the recent turmoil in the mortgage market. During the months leading up to the reduction of the Fund[s'] distribution rate, portfolio earnings were increasingly under pressure due to consistently rising costs associated with the leverage (borrowed money) employed by the Fund[s] and by a prolonged period of contracting

credit spreads. The combination of these two market forces resulted in lower net earnings to the Fund[s] and required a reduction in the distribution rate beginning in December 2006.

Since December, the U.S. mortgage-backed securities market has undergone serious turmoil, most notably in the sub-prime home equity arena. *While this downward volatility in the mortgage- backed arena has had a negative impact on the net asset value of the Fund[s], it has also provided an opportunity to buy assets at considerably higher yields than have been available for more than two years. Strategically redeploying assets during this market upheaval may be difficult from a net asset value perspective for a period of time, but this is also the best opportunity we have seen in years to secure better portfolio earnings for quarters to come.*

303.   The 2007 Annual Report also stated the following with respect to the Funds'

performance:

For the six months and the fiscal year ended March 31, 2007, [RMA] had a total return of (8.52)% and 1.53%, respectively, based on market price and reinvested dividends and other distributions. For the six months and the fiscal year ended March
31, 2007, [RMA] had a total return of 3.24% and 6.21%, respectively, based on net asset value and reinvested dividends and other distributions. For the six months and the twelve months ended March 31, 2007, *the Lehman Brothers Ba U.S. High Yield Index* had a total return of 5.37% and 9.71%, respectively.

*   *   *

For the six months and the fiscal year ended March 31, 2007, [RMH] had a total return of (12.71)% and (3.26)%,

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respectively, based on market price and reinvested
dividends and other distributions. For the six months and
the twelve months ended March 31, 2007, [RMH] had a
total return of 2.56% and 6.05%, respectively, based on
net asset value and reinvested dividends and other
distributions. For the six months and the twelve months
ended March 31, 2007, *the Lehman Brothers Ba U.S.
High Yield Index* had a total return of 5.37% and 9.71%,
respectively.

*   *   *

For the six months and the fiscal year ended March
31, 2007, [RHY] had a total return of (3.84)% and
10.96%, respectively, based on market price and
reinvested dividends and other distributions. For the
six months and the fiscal year ended March 31, 2007,
[RHY] had a total return of 3.09% and 9.45%,
respectively, based on net asset value and reinvested
dividends and other distributions. For the six months
and the twelve months ended March 31, 2007, *the
Lehman Brothers Ba U.S. High Yield Index* had a
total return of 5.37% and 9.71%, respectively.

*   *   *

For the six months and the fiscal year ended March 31,
2007, [RSF] had a total return of (11.06)% and (1.09)%,
respectively, based on market price and reinvested
dividends and other distributions. For the six months and
the fiscal year ended March
31, 2007, [RSF] had a total return of 3.52% and 6.18%,
respectively, based on net asset value and reinvested
dividends and other distributions. For the six months and
the twelve months ended March 31, 2007, *the Lehman
Brothers Ba U.S. High Yield Index* had a total return of
5.37% and 9.71%, respectively.

304.   The foregoing statements in the 2007 Annual Report were materially false and

misleading when made because the Funds were compared to a Benchmark Index that was not

appropriate—and there was no disclosure about the in-built asset mismatch between the Benchmark

Index and the Funds' portfolios which made comparisons (*i.e.*, outperformance or underperformance) meaningless. The foregoing statements in the 2007 Annual Report also failed to disclose the material fact of the Funds' unauthorized violations of their fundamental investment limitations regarding investments in the "same industry" in excess of 25% of a Fund's total assets, discussed herein.

305.   In the 2007 Annual Report, under the subheading "Significant Accounting Policies," the Funds stated that "[i]nvestments for which market quotations are not readily available . . . are valued at fair value *as determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors.*"

306.   Further, in the section of the 2007 Annual Report entitled "NAV & MARKET PRICE HISTORY," the Funds used graphs to illustrate their NAVs and market price histories.

307.   These statements in the 2007 Annual Report were materially false and misleading when made. As set forth in greater detail above in Section IV.F.2, the Funds' reported portfolio securities values, NAVs, and returns were false and misleading because fair value assessments were manipulated and inflated by Defendant Kelsoe. As such, the assigned securities values were not "determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors."

308.   In a section of the 2007 Annual Report entitled "Performance Information," the Funds listed a table of their portfolio securities by asset category with their corresponding values. Therein, the following securities were falsely classified as *corporate bonds* when, in fact, they were *ABS*: Antares Funding LP 13.413% 12/14/11; Canal Pointe II LLC 5.340% 6/25/14; Eirles Two Ltd. 262 10.860% 8/3/21; Eirles Two Ltd. 263 13.360% 8/3/21; InCaps Funding II Ltd. Zero Coupon Bond 1/15/34; Lincoln Park Referenced Link Notes 2001-1 8.780% 7/30/31; Preferred Term Securities II, Ltd. 10.000% 5/22/33; Preferred Term Securities XVIII, Ltd. 10.000% 9/23/35;

Preferred Term Securities XXI, Ltd. 10.000% 3/22/38; Preferred Term Securities XXII, Ltd.

15.000% 9/22/36; Preferred Term Securities XXIII, Ltd. 15.000% 12/22/36; Preferred Term

Securities XXIV, Ltd. 10.000% 3/22/37; Preferred Term Securities XXV, Ltd. 10.000% 6/22/37;

Pyxis Master Trust 2006-7 10.320% 10/1/37; Pyxis Master Trust 10.320% 10/1/2037; Steers

Delaware Business Trust 2007-A 7.599% 6/20/18; and TPRef Funding III Ltd. 11.000% 1/15/33.

309.   In addition, the following securities were falsely classified in the 2007 Annual Report

as *preferred stocks* when, in fact, they were *ABS*: Baker Street Funding; Baker Street Funding 2006-

1; Centurion VII; Credit Genesis CLO 2005 Harborview 2006-8; Hewett Island II; Indymac Indx

CI-1 Corp.; Marquette Park CLO Ltd.; Mountain View Funding; and Webster CDO 2006-1 PS.

B.   The Funds' Combined Semi-Annual Reports

1.   The 2005 Semi-Annual Report

310.   In a Form N-CSRS dated December 9, 2004 (the "2005 Semi-Annual Report"),

which was signed by Defendants Kelsoe and Anthony, RMH and RSF stated: "***We continue to***

believe that a significant advantage of the [Funds] is its diversity among many different asset

sectors that provide stability and income beyond the performance of a single sector." In the Notes

to Financial Statements, RMH and RSF stated that their "primary investment objective is to seek a

high level of income by investing in a ***diversified portfolio of securities*** that offers attractive yield

and capital appreciation potential and consists primarily of debt securities and secondarily of equity

securities." Further, the Funds compared their returns to the High Yield Index.

311.   The foregoing statements related to "diversity among many different asset sectors,"

and "a diversified portfolio of securities" were false and misleading because RMH and RMA had

significant concentrations in ABS, an unauthorized violation of their 25% "same industry"

fundamental investment limitations, which had been represented to Plaintiff, and were not at all diversified.

312.   In addition, the foregoing statements were false and misleading because the Funds were compared to a Benchmark Index that was not appropriate—and there was no disclosure about the in-built asset mismatch between the Benchmark Index and the Funds' portfolios which made comparisons (*i.e.*, outperformance or underperformance) meaningless.

2.   The 2006 Semi-Annual Report

313.   In the Form N-CSRS dated December 8, 2005 (the "2006 Semi-Annual Report"), filed on behalf of RMH, RSF, and RMA and signed by Defendants Kelsoe and Anthony, each of those Funds stated: "***We continue to believe that a significant advantage of the [Funds] is its diversity among many different asset sectors that provide stability and income beyond the performance of a single sector.***" In the Notes to Financial Statements, RMH, RSF, and RMA stated that their "primary investment objective is to seek a high level of income by investing in a diversified portfolio of securities that offers attractive yield and capital appreciation potential and consists primarily of debt securities and secondarily of equity securities." Further, the Funds compared their returns to the High Yield Index.

314.   The foregoing statements related to "diversity among many different asset sectors," and "a diversified portfolio of securities" were materially false and misleading when made because RMH and RMA had significant concentrations in ABS, in violation of their 25% "same industry" fundamental investment limitations, and were not at all diversified.

315.   In addition, the foregoing statements were materially false and misleading when made because the Funds were compared to a Benchmark Index that was not appropriate—and there was no disclosure about the in-built asset mismatch between the Benchmark Index and the Funds' portfolios which made comparisons (*i.e.*, outperformance or underperformance) meaningless.

3.   The 2007 Semi-Annual Report

316.   In the Funds' Form N-CSRS dated December 7, 2006 (the "2007 Semi-Annual

Report"), signed by Defendants Kelsoe and Sullivan, the Funds stated:

> During the first half of RMK Advantage Income Fund,
> Inc.'s fiscal year 2007, which ended September 30, 2006,
> the Fund had a total return of 11.19%, based on market
> price and reinvested dividends.
>
> For the six months ended September 30, 2006, the Fund
> had a total return of 3.06%, based on net asset value and
> reinvested dividends. For the six months ended September
> 30, 2006, *the Lehman Brothers Ba U.S. High Yield Index*
> had a total return of 4.12%. *The Fund's strong market
> performance is a reflection of* investor's desire for cash
> distributions as well as *the stability of the Fund's net
> asset value offered by a very diverse portfolio.*

<p style="text-align:center">*   *   *</p>

> During the first half of RMK High Income Fund, Inc.'s fiscal year
> 2007, which ended September 30, 2006, the Fund had a
> total return of 10.91%, based on market price and
> reinvested dividends. For the six months ended September
> 30, 2006, the Fund had a total return of 3.49%, based on
> net asset value and reinvested dividends. For the six
> months ended September 30, 2006, *the Lehman Brothers
> Ba U.S. High Yield Index* had a total return of 4.12%. *The
> Fund's strong market performance is a reflection of*
> investor's desire for cash distributions as well as *the
> stability of the Fund's net asset value offered by a very
> diverse portfolio.*

<p style="text-align:center">*   *   *</p>

> During the first half of RMK Multi-Sector High Income
> Fund, Inc.'s fiscal year 2007, which ended September 30,
> 2006, the Fund had a total return of 15.39%, based on
> market price and reinvested dividends. For the six months
> ended September 30, 2006, the Fund had a total return of
> 6.16%, based on net asset value and reinvested dividends.
> For the six months ended September 30, 2006, the
> *Lehman Brothers Ba U.S. High Yield Index* had a total

<p style="text-align:center">-121-</p>

> return of 4.12%. ***The Fund's strong market performance is a reflection of . . . the Fund's net asset value offered by a very diverse portfolio.***
>
> *   *   *
>
> During the first half of RMK Strategic Income Fund, Inc.'s fiscal year 2007, which ended September 30, 2006, the Fund had a total return of 11.40%, based on market price and reinvested dividends. For the six months ended September 30, 2006, the Fund had a total return of 2.74%, based on net asset value and reinvested dividends. For the six months ended September 30, 2006, ***the Lehman Brothers Ba U.S. High Yield Index*** had a total return of 4.12%. ***The Fund's strong market performance is a reflection of*** investor's desire for cash distributions as well as ***the stability of the Fund's net asset value offered by a very diverse portfolio.***
>
> *   *   *
>
> ***[RMH, RSF, RMA, and RHY] invest[] in a diversified portfolio of securities*** that offers attractive yield and capital appreciation potential and consists primarily of debt securities and secondarily of equity securities.

317.   The foregoing statements in the 2007 Semi-Annual Report related to "a diversified portfolio" were materially false and misleading when made in light of each of the Funds' significant concentrations (65%-70%) at March 31, 2007 in a single industry—*i.e.*, ABS (particularly subprime mortgage-related ABS) or structured finance products—as set forth in Section IV.C above.

318.   Furthermore, each of the Funds failed to disclose the material fact of their violations of their fundamental investment limitations regarding investments in the "same industry" in excess of 25% of a Fund's total assets.

319.   In addition, the foregoing statements were materially false and misleading when made because the Funds were compared to a Benchmark Index that was not appropriate—and there was no disclosure about the in-built asset mismatch between the Benchmark Index and the Funds'

portfolios which made comparisons (*i.e.*, outperformance or underperformance) meaningless.

320.   In a section of the 2007 Semi-Annual Report entitled "Performance Information," the Funds' listed a table of their portfolio securities by asset category with their corresponding values. Therein, the following securities were falsely classified as ***corporate bonds*** when, in fact, they were ***ABS***: Antares Funding LP 13.413% 12/14/11; Canal Pointe II LLC 5.340% 6/25/14; Eirles Two Ltd. 262 10.860% 8/3/21; Eirles Two Ltd. 263 13.360% 8/3/21; InCaps Funding II Ltd. Zero Coupon Bond 1/15/34; Lincoln Park Referenced Link Notes 2001-1 8.780% 7/30/31; Preferred Term Securities II, Ltd. 10.000% 5/22/33; Preferred Term Securities   XVIII, Ltd. 10.000% 9/23/35; Preferred Term Securities XXI, Ltd. 10.000% 3/22/38; Preferred Term Securities XXII, Ltd.15.000% 9/22/36; Preferred Term Securities XXIII, Ltd. 15.000% 12/22/36; Preferred Term Securities XXIV, Ltd. 10.000% 3/22/37; Preferred Term Securities XXV, Ltd. 10.000% 6/22/37; Pyxis Master Trust 2006-7 10.320% 10/1/37; Pyxis Master Trust 10.320% 10/1/2037; Steers Delaware Business Trust 2007-A 7.599% 6/20/18; and TPRef Funding III Ltd. 11.000% 1/15/33.

321.   In addition, the following securities were falsely classified in the 2006 Annual Report as ***preferred stocks*** when, in fact, they were ***ABS***: Baker Street Funding; Baker Street Funding 2006-1; Centurion VII; Credit Genesis CLO 2005 Harborview 2006-8; Hewett Island II; Indymac Indx CI-1 Corp.; Marquette Park CLO Ltd.; Mountain View Funding; and Webster CDO 2006-1 PS.

322.   In the 2007 Semi-Annual Report under the subheading "Significant Accounting Policies," the Funds stated that "[i]nvestments for which market quotations are not readily available . . . are valued at fair value ***as determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors.***" Further, in the section of the 2007 Semi-Annual Report entitled "NAV & MARKET PRICE HISTORY," the Funds used graphs to illustrate their NAVs and market price histories from the commencement of their

respective investment operations to September 30, 2007.

323.   These statements in the 2007 Semi-Annual Report were materially false and

misleading when made. As set forth in greater detail above in Section IV.F.2, the Funds' reported

portfolio securities values and NAV and returns were materially false and misleading when made

because fair value assessments were manipulated and inflated by Defendant Kelsoe. As such, the

assigned securities values were not "determined in good faith by the Valuation Committee using

procedures established by and under the direction of the Board of Directors."

324.   In the 2007 Semi-Annual Report entitled "Board Approval of the Investment

Advisory Agreements," the Funds stated:

> . . . In evaluating the investment advisory agreements, the
> Boards reviewed information furnished by MAM,
> including certain information regarding its affiliates and
> its personnel and operations. . . . Each Board considered
> factors it deemed relevant, including: (1) the nature, scope
> and quality of the services provided by MAM under the
> investment advisory agreement; (2) *the investment
> process, personnel and operations of MAM*; (3) MAM's
> financial condition; (4) the level of the fee and the overall
> expenses of the Fund and how those compared to other
> similar funds; (5) the Fund's performance record as
> compared to its peer group and benchmark index. . . .
>
> The Board reviewed information regarding the investment
> performance of its Fund on an absolute basis, compared to
> its peer group, and against its benchmark index. In this
> connection, the Board noted that the performance of its
> Fund on a market basis exceeded the performance of its
> benchmark and compared well to the performance of its
> peer group funds for all periods measured and that the
> Fund continued to trade at a premium to its NAV. . . .
>
> *The Board also reviewed information regarding
> MAM's investment process and the qualifications and
> experience of the persons who serve as portfolio
> managers of its Fund.*

325.   The foregoing statements in the 2007 Semi-Annual Report were materially false and

misleading when made because, as discussed in detail herein, the Funds' management conducted no

due diligence, exercised no professional judgment in deciding what investments to make, and paid

little or no attention to the securities being purchased for the Funds' portfolios. The Funds'

Investment Advisor did not investigate or adequately evaluate the portfolio securities purchased for

the Funds until after they had already been purchased, and this lack of diligence deprived investors

of the supposed expertise of the Funds' purported professional portfolio management. Had the

Board actually reviewed MAM's "investment process," it would have uncovered the Funds'

uninformed, blind purchases and bogus valuation process.

4.   The 2008 Semi-Annual Report

326.   In the Funds' Form N-CSRS dated December 5, 2007 ("2008 Semi-Annual Report"),

signed by Defendants Kelsoe and Sullivan, the Funds changed the description of their "Investment

Risks" in the "Objective and Strategy" section. In previous semi-annual reports, the Funds stated

that "[b]ond funds tend to experience smaller fluctuations in value than stock funds." This was

removed in the 2008 Semi-Annual Report. In addition, for the first time, the Funds added the

following:

> The Fund's investments in mortgage-backed or asset-
> backed securities that are "subordinated" to other
> interests in the same pool may increase credit risk to
> the extent that the Fund as a holder of those securities
> may only receive payments after the pool's
> obligations to other investors have been satisfied.
> Below investment grade bonds are also subject to
> greater price volatility and are less liquid, especially
> during periods of economic uncertainty or change,
> than higher-rated debt securities.

327.   Notwithstanding these discrete changes and certain partial curative disclosures

discussed in Section VII below, in the 2008 Semi-Annual Report, the Funds stated:

During the six months ended September 30, 2007, RMK Advantage Income Fund, Inc. (the "Fund") had a total return of (38.79)%, based on market price and reinvested dividends, and the Fund had a total return of (37.96)%, based on net asset value and reinvested dividends. During the same period, *the Lehman Brothers Ba U.S. High Yield Index* had a total return of 0.74%. The Fund paid total distributions from net investment income of $0.82 per share during the six-month period.

<center>*   *   *</center>

During the six months ended September 30, 2007, RMK High Income Fund, Inc. (the "Fund") had a total return of (37.29)%, based on market price and reinvested dividends, and the Fund had a total return of (37.70)%, based on net asset value and reinvested dividends. During the same period, *the Lehman Brothers Ba U.S. High Yield Index* had a total return of 0.74%. The Fund paid total distributions from net investment income of $0.82 per share during the six-month period.

<center>*   *   *</center>

During the six months ended September 30, 2007, RMK Multi- Sector High Income Fund, Inc. (the "Fund") had a total return of (36.83)%, based on market price and reinvested dividends, and the Fund had a total return of (41.82)%, based on net asset value and reinvested dividends. During the same period, *the Lehman Brothers Ba U.S. High Yield Index* had a total return of 0.74%. The Fund paid total distributions from net investment income of $0.84 per share during the six-month period.

<center>*   *   *</center>

During the six months ended September 30, 2007, RMK Strategic Income Fund, Inc. (the "Fund") had a total return of (39.25)%, based on market price and reinvested dividends and other distributions, and the Fund had a total return of (37.55)%, based on net asset value and reinvested dividends and other distributions. During the same period, *the Lehman Brothers Ba U.S. High Yield Index* had a total return of 0.74%. The Fund paid total distributions of $0.82 per share during the six-month period, of which $0.81 per share is derived from net investment income and

<center>-126-</center>

> the remainder of the distribution, or $0.01 per share, is deemed a return of capital.

<p style="text-align:center">*   *   *</p>

> ***The Fund[s] invest[] in a diversified portfolio*** consisting primarily of debt securities that offer attractive yield and capital appreciation potential.

328.   The foregoing statements in the 2008 Semi-Annual Report were materially false and misleading when made because each of the Funds failed to disclose violations of their fundamental investment limitations regarding investments in the "same industry" in excess of 25% of a Fund's total assets.

329.   In addition, the foregoing statements in the 2008 Semi-Annual Report were materially false and misleading when made because the Funds were compared to a Benchmark Index that was not appropriate—and there was no disclosure about the in-built asset mismatch between the Benchmark Index and the Funds' portfolios which made comparisons (*i.e.*, outperformance or underperformance) meaningless.

330.   The 2008 Semi-Annual Report also listed the Funds' portfolio securities by asset category with their corresponding values. Therein, the following securities were falsely classified as ***corporate bonds*** when, in fact, they were ***ABS***: Antares Funding LP 13.413% 12/14/11; Canal Pointe II LLC 5.340% 6/25/14; Eirles Two Ltd. 262 10.860% 8/3/21; Eirles Two Ltd. 263 13.360% 8/3/21; InCaps Funding II Ltd. Zero Coupon Bond 1/15/34; Lincoln Park Referenced Link Notes 2001-1 8.780% 7/30/31; Preferred Term Securities II, Ltd. 10.000% 5/22/33; Preferred Term Securities XVIII, Ltd. 10.000% 9/23/35; Preferred Term Securities XXI, Ltd. 10.000% 3/22/38; Preferred Term Securities XXII, Ltd. 15.000% 9/22/36; Preferred Term Securities XXIII, Ltd. 15.000% 12/22/36; Preferred Term Securities XXIV, Ltd. 10.000% 3/22/37; Preferred Term Securities XXV, Ltd. 10.000% 6/22/37; Pyxis Master Trust 2006-7 10.320% 10/1/37; Pyxis Master

<p style="text-align:center">-127-</p>

Trust 10.320% 10/1/2037; Steers Delaware Business Trust 2007- A 7.599% 6/20/18; and TPRef

Funding III Ltd. 11.000% 1/15/33.

331.   In addition, the following securities were falsely classified in the 2006 Annual Report

as *preferred stocks* when, in fact, they were *ABS*: Baker Street Funding; Baker Street Funding 2006-

1; Centurion VII; Credit Genesis CLO 2005 Harborview 2006-8; Hewett Island II; Indymac Indx

CI-1 Corp.; Marquette Park CLO Ltd.; Mountain View Funding; and WEBS CDO 2006-1 PS.

332.   In the section of the 2008 Semi-Annual Report entitled "NAV & MARKET PRICE

HISTORY," the Funds used graphs to illustrate the NAV and market price history of each Fund

from the commencement of its investment operations to September 30, 2007. Further, in the section

of the 2008 Semi-Annual Report entitled "Notes to the Financial Statements," under the subheading

"Significant Accounting Policies," the Funds stated: "When price quotations for certain securities

are not readily available . . . those securities will be valued at "fair value" *as determined in good*

faith by the Adviser's Valuation Committee using procedures established by and under the

supervision of each Fund's Board of Directors.

333.   These statements in the 2008 Semi-Annual Report were materially false and

misleading when made. As set forth in greater detail in Section IV.F.2 above, the Funds' reported

portfolio securities values and NAV and returns were materially false and misleading because fair

value assessments were manipulated and inflated by Defendant Kelsoe. As such, the assigned

securities values were not "determined in good faith by the Valuation Committee using procedures

established by and under the direction of the Board of Directors."

C.   RMH's Form N-Q Quarterly Reports of Portfolio Holdings

334.   RMH's Form N-Qs dated February 28, 2007, August 29, 2007, and February 28,

2008 were materially false and misleading because Defendants failed to disclose that the Funds' securities were not properly priced, that the Funds' NAVs were inflated, and that the Funds' NAVs were not timely written down, as discussed herein. As such, the reported "values" for certain of the securities in the Funds' portfolios were materially false and misleading.

335.   RMH's Form N-Q dated February 28, 2007 also falsely represented that that the following securities were *corporate bonds* when, in fact, they were *ABS*: Preferred Term Securities II, Ltd., 10.000% 5/22/33; Preferred Term Securities XXI, Ltd., 10.000% 3/22/38; Preferred Term Securities XXIV, Ltd., 10.000% 3/22/37; and TPRef Funding III Ltd. 11.000% 1/15/33.

336.   RMH's Form N-Q dated February 28, 2007 also falsely represented that that the following securities were *preferred stocks* when, in fact, they were *ABS*: Baker Street Funding; Baker Street Funding 2006-1; Credit Genesis CLO 2005; Harborview 2006-8; Hewett Island II; Indymac Indx CI-1 Corp.; Marquette Park CLO Ltd.; and Mountain View Funding.

337.   RMH's Form N-Q dated August 29, 2007 also falsely represented that that the following securities were *corporate bonds* when, in fact, they were *ABS*: Antares Funding LP, 13.413% 12/14/11; Preferred Term Securities II, Ltd., 10.000% 5/22/33; Preferred Term Securities XVIII, Ltd., 10.000% 9/23/35; Preferred Term Securities XXI, Ltd., 10.000% 3/22/38; Preferred Term Securities XXII, Ltd., 15.000% 9/22/36; Preferred Term Securities XXIV, Ltd., 10.000% 3/22/37; Preferred Term Securities XXV, Ltd., 10.000% 6/22/37; Pyxis Master Trust 2006-7, 10.320% 10/1/37; and Pyxis Master Trust, 10.320% 10/1/2037.

338.   RMH's Form N-Q dated August 29, 2007 also falsely represented that the following securities were *preferred stock* when, in fact, they were *ABS*: Baker Street Funding; Baker Street Funding 2006-1; Centurion VII; Credit Genesis CLO 2005; Harborview 2006-8; Marquette Park CLO Ltd.; Mountain View Funding; and Webster CDO 2006-1 PS.

D.   RSF's Form N-Q Quarterly Reports of Portfolio Holdings

339.   RSF's Form N-Q dated February 28, 2007 was materially false and misleading because it represented that that the following securities were *corporate bonds* when, in fact, they were *ABS*: Antares Funding LP, 13.413% 12/14/11; Eirles Two Ltd. 262, 10.860% 8/3/21; and Preferred Term Securities II, Ltd., 10.000% 5/22/33.

340.   RSF's Form N-Q dated February 28, 2007 also falsely represented that the following securities were *preferred stocks* when, in fact, they were *ABS*: Baker Street Funding; Baker Street Funding 2006-1; Credit Genesis CLO 2005; Harborview 2006-8; Hewett Island II; Indymac Indx CI-1 Corp.; Mountain View Funding; and Webster CDO 2006-1 PS.

341.   RSF's Form N-Q dated August 29, 2007 was materially false and misleading because it represented that that the following securities were *corporate bonds* when, in fact, they were *ABS*: Antares Funding LP 13.413% 12/14/11; Canal Pointe II LLC 5.340% 6/25/14; Preferred Term Securities II, Ltd. 10.000% 5/22/33; Preferred Term Securities XVIII, Ltd., 10.000% 9/23/35; Preferred Term Securities XXI, Ltd., 10.000% 3/22/38; Preferred Term Securities XXII, Ltd., 15.000% 9/22/36; Preferred Term Securities XXIII, Ltd., 15.000% 12/22/36; Preferred Term Securities XXIV, Ltd., 10.000% 3/22/37; Preferred Term Securities XXV, Ltd., 10.000% 6/22/37; Pyxis Master Trust 2006-7, 10.320% 10/1/37; Pyxis Master Trust, 10.320% 10/1/2037; and Regional Diversified Funding, 10.000% 1/25/36.

E.   RMA's Form N-Q Quarterly Reports of Portfolio Holdings

342.   RMA's Form N-Q dated December 31, 2006 was materially false and misleading because it reported inflated NAVs as described herein.

343.   Further, RMA's Form N-Q dated December 31, 2006 falsely represented that that the following securities were *corporate bonds* when, in fact, they were *ABS*: Eirles Two Ltd. 262,

10.860% 8/3/21; Preferred Term Securities II, Ltd., 10.000% 5/22/33; Preferred Term Securities XXI, Ltd., 10.000% 3/22/38; and Preferred Term Securities XXIV, Ltd., 10.000% 3/22/37.

344.   RMA's Form N-Q dated December 31, 2006 also falsely represented that that the following securities were *preferred stocks* when, in fact, they were *ABS*: Baker Street Funding; Credit Genesis CLO 2005; Harborview 2006-8; Hewett's Island II; Mountain View Funding; Webster CDO 2006-1 PS; and Indymac Indx CI-1 Corp.

345.   RMA's Form N-Q dated June 30, 2007 was materially false and misleading because it represented that that the following securities were *corporate bonds* when, in fact, they were *ABS*: Antares Funding LP, 13.413% 12/14/11; Preferred Term Securities II, Ltd., 10.000% 5/22/33; Preferred Term Securities XVIII, Ltd., 10.000% 9/23/35; Preferred Term Securities XXI, Ltd., 10.000% 3/22/38; Preferred Term Securities XXII, Ltd., 15.000% 9/22/36; Preferred Term Securities XXIII, Ltd., 15.000% 12/22/36; Preferred Term Securities XXIV, Ltd., 10.000%

346.   3/22/37; Pyxis Master Trust 2006-7, 10.320% 10/1/37; and Regional Diversified Funding, 10.000% 1/25/36.

347.   RMA's Form N-Q dated June 30, 2007 also falsely represented that that the following securities were *preferred stocks* when, in fact, they were *ABS*: Baker Street Funding; Baker Street Funding 2006-1; Centurion VII; Credit Genesis CLO 2005; Harborview 2006-8; Hewett's Island II; Marquette Park CLO Ltd.; Mountain View Funding; Webster CDO 2006-1 PS; and Indymac Indx CI-1 Corp.

348.   RMA's Form N-Q dated December 31, 2007 was materially false and misleading because it represented that the following securities were *corporate bonds* when, in fact, they were *ABS*: Preferred Term Securities II, Ltd., 10.000% 5/22/33; and Preferred Term Securities XVIII, Ltd., 10.000% 9/23/35.

349.   RMA's Form N-Q dated December 31, 2007 also falsely represented that the

following securities were *preferred stocks* when, in fact, they were *ABS*: Credit Genesis CLO

2005, Harborview 2006-8; Webster CDO 2006-1 PS; and Indymac Indx CI-1 Corp.

F.   RHY's Form N-Q Quarterly Reports of Portfolio Holdings

350.   RHY's Form N-Qs dated August 29, 2006, February 28, 2007, and August 29, 2007

were materially false and misleading because they inflated the Funds' NAVs as described herein.

RHY's Form N-Q dated February 28, 2007 was materially false and misleading because it

represented that that the following securities were *corporate bonds* when, in fact, they were *ABS*:

MM Community Funding II Ltd., Zero Coupon Bond 12/15/31; Preferred Term   Securities XXI,

Ltd., 10.000% 3/22/38; and Preferred Term Securities XXIV, Ltd. 10.000% 3/22/37.

351.   RHY's Form N-Q dated February 28, 2007 also falsely represented that the following

securities were *preferred stocks* when, in fact, they were *ABS*: Baker Street Funding; Baker Street

Funding 2006-1; Centurion VII; Credit Genesis CLO 2005; Harborview 2006-8; Indymac Indx CI-1

Corp.; Marquette Park CLO Ltd.; Mountain View Funding; and Webster CDO 2006-1 PS.

352.   RHY's Form N-Q dated August 29, 2007 was materially false and misleading

because it represented that that the following securities were *corporate bonds* when, in fact, they

were *ABS*: Antares Funding LP, 13.413% 12/14/11; MM Community Funding II Ltd., Zero Coupon

Bond 12/15/31; Preferred Term Securities XVIII, Ltd., 10.000% 9/23/35; Preferred Term Securities

XXI, Ltd., 10.000% 3/22/38; Preferred Term Securities XXII, Ltd., 15.000% 9/22/36; Preferred

Term Securities XXIII, Ltd.,15.000% 12/22/36; Preferred Term Securities XXIV, Ltd., 10.000%

3/22/37; Preferred Term Securities XXV, Ltd., 10.000% 6/22/37; Pyxis Master Trust 2006-7,

10.320% 10/1/37; Pyxis Master Trust, 10.320% 10/1/2037; and Steers Delaware Business Trust

2007-A, 7.599% 6/20/18.

353.   RHY's Form N-Q dated August 29, 2007 also represented that the following

securities were *preferred stocks* when, in fact, they were *ABS*: Baker Street Funding; Baker Street

Funding 2006-1; Centurion VII; Credit Genesis CLO 2005; Harborview 2006-8; Indymac Indx CI-1

Corp.; Marquette Park CLO Ltd.; Mountain View Funding; and Webster CDO 2006-1PS.

G.   RHY's Offering Materials

354.   RMK Multi-Sector filed with the SEC a Registration Statement on Form N-2 dated

November 15, 2005; a related Form 8-A12B dated January 9, 2006; a Pre-Effective Amendment No.

1 to the Registration Statement on Form N-2/A dated January 9, 2006; a Pre- Effective Amendment

No. 2 to the Registration Statement on Form N-2/A dated January 18, 2009; and a Prospectus and

SAI on Form 497 dated January 19, 2006 (collectively, the "RHY Offering Materials").

355.   The RHY Offering Materials stated: Investment Philosophy and Process

> The [Investment] Adviser's "bottom-up" strategy focuses on
> identifying special or unusual opportunities where the Adviser
> decides that the market perception of, or demand for, a credit
> or structure has created an undervalued situation. ***The
> analytical process concentrates on credit research, debt
> instrument structure and covenant protection.*** Generally,
> when investing in below investment grade debt securities, the
> Adviser will seek to identify issuers and industries that it
> believes are likely to experience stable or improving
> conditions. Specific factors considered in the research process
> may include general industry trends, ***cash flow generation
> capacity, asset valuation, other debt maturities, capital
> availability, collateral value and priority of payments.***

356.   The RHY Offering Materials also represented that RHY would be subject to the

following fundamental investment limitations. RHY could not:

> (1) issue senior securities, except as permitted by the ICA; (2)
> borrow money in excess of 33 1/3% of its total assets
> (including the amount borrowed) minus liabilities (other than

-133-

the amount borrowed), except that the Funds may borrow up to an additional
5% of their total assets for emergency or temporary purposes; (3) lend any security or make any other loan if, as a result, more than 33 1/3% of total assets would be lent to other parties, except this limitation does not apply to purchases of debt securities or to repurchase agreements; (4) underwrite securities issued by others, except to the extent that the Funds may be considered an underwriter within the meaning of the [Securities Act], in the disposition of restricted securities; *(5) purchase the securities of any issuer* (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) *if, as a result, 25% or more of the Fund's total assets would be invested in the securities of companies the principal business activities of which are in the same industry*; (6) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments, except that the Fund may invest in securities or other instruments backed by real estate or securities of companies engaged in the real estate business; (7) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments, except that the Fund may purchase or sell options and futures contracts or invest in securities or other instruments backed by physical commodities; and (8) with respect to 75% of the Fund's total assets, purchase the securities of any issuer if, as a result, (i) more than 5% of the Fund's total assets would be invested in the securities of that issuer or (ii) the Fund would hold more than 10% of the outstanding voting securities of that issuer.

357.   Most of the securities purchased by RMK Multi-Sector were complex ABS that require sophisticated modeling to understand and value. If MAM had performed the rigorous analysis described in the "Investment Philosophy and Process" above (and in each of the Funds' Offering Materials), the highly concentrated credit risk collected in the Funds' portfolios would not have been concealed from investors. To wit, even though the Prospectus portion of the RHY Offering Materials contains 26 categories of risk descriptions, it does not at all mention the highly concentrated credit risk RHY was taking on through its purchase of low-priority tranches in ABS. Although the RMK Multi-Sector SAI does explicitly mention tranching in one paragraph—and

alludes to it in a second—neither reference to tranching adequately informs investors that RMK Multi-Sector would be concentrated in the lowest priority, highly leveraged tranches of ABS backed by subprime assets with significant credit risk, and that, as a result, investors would be exposed to extraordinary credit risk.

358.   Instead, the RHY Offering Materials described very generally the risks of investing in ABS, as if investors were exposed to the average interest rate risk, prepayment risk, and credit risk of the underlying assets. However, many of the investments selected by RHY exposed investors to the credit risk equivalent to an investment in the underlying portfolio of assets *leveraged ten to one*. While the RHY Offering Materials' discussion of "Leverage Risk" reflects a limit of 1.33-to-1 on portfolio leverage, RMK Multi-Sector's use of low-priority tranches in ABS exposed it to dramatically greater leverage risk than was permitted.

359.   In sum, the RHY Offering Materials contained untrue statements of material fact, including the financial statements of RMK Multi-Sector, because they: (1) touted the *diversification* of RMK Multi-Sector's portfolio; (2) failed to disclose that the Benchmark Index was not an appropriate comparator for RMK Multi-Sector rendering comparisons meaningless; (3) failed to disclose that the Defendants intended to ignore the 25% "same industry" fundamental investment limitation; (4) failed to disclose the extent to which RMK Multi-Sector would invest in low-priority ABS and the likelihood and magnitude of the risks associated therewith; and (5) failed to disclose the extent to which the RMK Multi-Sector intended to use fraudulent fair value accounting to price portfolio securities.

360.   If Plaintiff was made properly aware of the material risk of Ratings Triggers in the Funds' Offering Materials they would have never purchased shares in the RMK Funds.

RMK MULTI-SECTOR
HIGH INCOME FUND, INC.

PORTFOLIO OF INVESTMENTS

MARCH 31, 2008

Principal Amount/ Notional Amount/ Shares	Description	Value ‡
	Asset-Backed Securities–Below Investment Grade or Unrated* (continued)	
	Collateralized Debt Obligations ("CDO") (continued)	
3,000,000	Aardvark Asset-Backed Securities CDO 2007-1A, 7/6/47 in default #~	$ 300
4,000,000	Acacia CDO, Ltd. 10A, 4.570% 9/7/46 (Acquired 8/3/06, Cost $1,914,575) †#	160,000
6,000,000	Aladdin CDO I Ltd. 2006-3A, 7.542% 10/31/13 (Acquired 8/7/06–7/2/07, Cost $3,470,236) †#	615,000
365,000	Attentus CDO Ltd. 2006-2A E2, 10/9/41 #~	5,475
2,000,000	Attentus CDO Ltd. 2006-2A F1, 10/9/41 (Acquired 10/12/06, Cost $1,952,100) †#~	15,000
910,000	Attentus CDO Ltd. 2006-2A F2, 10/9/41 #~	6,825
4,000,000	Attentus CDO Ltd. 2007-3A F2, 10/11/42 (Acquired 11/8/07, Cost $3,846,202) †#~	10,000
3,115,979	Broderick CDO Ltd. 2007-3A D, 6.808% 12/6/50 (Acquired 3/8/07, Cost $3,057,906) †#	312
1,000,000	Cairn Mezzanine Asset-Backed CDO PLC 2007-3A, 3.688% 8/13/47 #	100
5,000,000	Dillon Read CDO Ltd. 2006-1A, 13.000% 12/5/46 (Acquired 11/2/06, Cost $4,392,828) †#	1,287,500
2,500,000	Duane Park, 11.000% 6/27/16 (Acquired 12/20/07, Cost $1,001,350) †#	468,750
2,000,000	Gulf Stream Atlantic CDO Ltd. 2007-1A, 7/13/47 (Acquired 2/28/07, Cost $1,688,637) †#~	200
2,897,636	IMAC CDO Ltd. 2007-2A E, 10/20/50 (Acquired 5/4/07, Cost $2,772,069) †#~	290
3,000,000	Preferred Term Securities II, Ltd., 10.000% 5/22/33 (Acquired 8/22/07, Cost $1,978,762) †#	952,500
1,000	Ischus CDO III, 7/3/46 (Acquired 6/22/07, Cost $610,000) †#	9,000
2,000,000	IXIS ABS 1 Ltd., 12/12/46 (Acquired 11/15/06, Cost $1,575,120) †#~	40,000
15,000,000	Kenmore Street Synthetic CDO 2006-1A, 7.542% 4/30/14 (Acquired 8/25/06–12/29/06, Cost $8,524,153) †#	1,762,500
2,000,774	Knollwood CDO Ltd. 2006-2A E, 10.377% 7/13/46 (Acquired 8/24/06, Cost $2,000,774) †#	200
3,000,000	Knollwood CDO Ltd. 2006-2A SN, 7/13/46 #~	300
6,000,000	Kodiak CDO 2006-1A, 8/7/37 (Acquired 9/29/06, Cost $5,429,282) †#~	15,000
3,133,608	Kodiak CDO 2006-1A G, 6.662% 8/7/37 (Acquired 12/12/06–2/8/07, Cost $3,051,911) †#	7,834
3,933,458	Lancer Funding Ltd. 2007-2A A3, 7/15/47 in default (Acquired 5/24/07, Cost $3,593,214) †#~	393

H.   Morgan Keegan's Misleading Marketing Brochures

361.   On or about March 18, 2004 through December 31, 2007, Morgan Keegan produced and distributed quarterly marketing brochures for the Funds that contained material misrepresentations by Morgan Keegan, the Funds, MAM and Kelsoe. See Exhibits F, G, H, and I.

362.   These marketing brochures were relied on by Plaintiff after he began purchasing the Funds that they were properly diversified in accordance with the Investment Company Act.

363.   These marketing brochures were materially misleading and omitted material information about the Funds in that they falsely portrayed the Funds, and misled Plaintiff, in several important respects, including:

a.   Representing that the Funds were diversified in compliance with the Investment Company Act when they were not;

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b.   Falsely representing large positions of the Funds as corporate bonds when

they were in fact enormously more risky structured products;

c.   Concealing the level of mortgage-industry concentration in the Funds.

364.   Plaintiff relied on these brochures when he purchased and held the Funds.

VII.   INVESTORS BEGIN TO LEARN THE TRUTH ABOUT THE FUNDS, CAUSING THEIR SHARES TO PLUMMET IN VALUE

365.   Investors in mutual funds like the RMK Closed-End Funds are appropriately

concerned about the expertise, professionalism, trust, and integrity of the fund's portfolio managers

and advisors. On February 4, 2004, before the Funds were formed but after other mutual funds in

the Complex had been offered, AdvisorOne published a report called "*And the Winners Are. . .*," in

which there was a chapter called "***Buy the Manager***." There, Jim Lowell, editor of the *Fidelity*

Investor and *ETF Trader* newsletters, espoused that investors would do better "***if they buy the***

manager and not the fund."

366.   On July 1, 2004, three weeks after RMH's IPO, Mainstay Capital Management LLC,

published a similar report called "Buy the Manager, Not the Fund." The report noted what Lowell

had recommended months earlier, *i.e.*, that the key element of any fund is its manager, not its

historical performance. The report concluded in relevant part:

> Countless financial publications offer rankings of mutual
> funds, almost always based on historical performance. ***The***
> ***problem is that these rankings focus on the performance of***
> ***the fund rather than the portfolio manager running it. . . .***
> ***The person running the fund is a particularly important***
> ***factor . . . where fund managers are given a great deal of***
> ***flexibility in picking stocks for their funds***.

367.   On August 3, 2005, *MarketWatch* published an article called "Buy the manager:

Investment newsletter editor recommends funds, ETFs," in which Jim Lowell further noted "that the key element in any fund is its manager." Lowell was quoted as saying that investors considering

actively managed mutual funds (like the funds in the Complex) should "***buy the manager, not the***

fund." In this way, Lowell said "investors are less likely to be caught up with past performance and

instead can put their money with someone they think can beat a benchmark index."

368.   Simply put, when Plaintiff invested in the Funds, they did so based on representations

as to the expertise, professionalism, trust and integrity of the Funds' managers and advisors in

general, and Kelsoe in particular. An investment in the Funds was an investment in Kelsoe and the

RMK brand name because of this "buy the manager" philosophy.

369.   Accordingly, the Funds' share prices were driven by information about the Funds'

managers as well as information concerning their portfolio of investments. Moreover, because the

managers and investment objectives of the all funds in the Complex were identical, and because

there was a high correlation of investments in all funds in the Complex, news and other public

information that ostensibly related to only one fund in the Complex also affected the share prices of

other funds in the Complex. Negative disclosures about Kelsoe or any fund in the Complex,

therefore, had a negative impact on the share prices of the Funds at issue here.

370.   Specifically, information disclosed for the first time in the following news articles

and corrective disclosures caused the Plaintiff to suffer huge losses—losses that were larger than any

losses Plaintiff would have sustained as a result of ordinary market forces.

371.   On July 20, 2007, *The International Herald Tribune* and *Fund Marketplace by*

Bloomberg published an article entitled "Loan Defaults Hit Kelsoe Hard." The article disclosed the

following in relevant part:

> ***Jim Kelsoe***, ***a top-ranked junk bond fund manager since***
> ***2000, dropped to last place this year because of losses tied to***
> ***mortgages for people with poor credit***.

The $1.1 billion Regions Morgan Keegan Select High Income Fund run by Kelsoe fell 4.2 percent from the beginning of 2007 as defaults on subprime home loans reached a five-year high. The mutual fund had 15 percent of its assets in the subprime market and at least the same amount in other mortgage debt in May.

The fund got a lift from the holdings for seven years and now "it's very easy to be critical" of the investment decision, Kelsoe said in an interview from his office at Morgan Asset Management in Memphis, Tennessee. The fund had *as much as 25 percent of assets in subprime-related securities in 2005*.

Kelsoe's fund ranks last of 93 high-yield rivals and it was the eighth-worst performer this year of more than 550 U.S.-based bond funds tracked by Bloomberg . . . .

The $1 billion Regions Morgan Keegan Select Intermediate Bond Fund, which Kelsoe manages, also is the worst in its class, down 2.1 percent this year including reinvested dividends.

"A lot of mutual funds didn't own much of this stuff," said Lawrence Jones, an industry analyst at the research firm Morningstar, referring to the subprime market. The Morgan Keegan fund "is the one real big exception."

Kelsoe said that, *like fund managers drawn in by Internet stocks at the start of the decade, an "intoxication" with high-yield subprime investments kept him from pulling out completely.* . . .

Morningstar cut its rating on Kelsoe's high income fund this month to three stars from four stars, citing above-average risk and underperformance. The highest grade is five. The fund has a one-year Sharpe ratio of minus 0.9, compared with 1.86 for its peers. A higher ratio means better risk-adjusted returns.

The average high-yield fund has gained 2.9 percent this year, according to Morningstar. The top-performing $4.1 billion Pioneer High Yield Fund, run by Andrew Feltus of Pioneer Investment Management of Boston, has gained 9 percent.

> ***Kelsoe, who has worked at Morgan Keegan for the past 16
> years, favors bonds backed by assets like aircraft leases and
> mortgage loans, as well as collateralized debt obligations, or
> CDOs, instead of corporate bonds, which made up only 21
> percent of the fund in March. The $9.5 billion Vanguard
> High-Yield Corporate Fund, by contrast, had 92 percent of its
> assets in corporate bonds last month.***

372.   This July 20, 2007 article disclosed to investors that Kelsoe's funds were not like other high yield bond funds—they were a "big exception" and "worst in [their] class." The prices of the Funds' shares declined during the next two trading days as a result of this disclosure. Specifically, RMH declined by approximately 3.8%, from a close of $61.10 on (Friday) July 20, 2007 to $59.10 on (Tuesday) July 24, 2007. RSF declined by approximately 3.8%, from $59.35 to $57.10. RMA declined by approximately 3.5%, from $60.90 to $58.75. RHY declined by approximately 4.86%, from $63.59 to $60.50. These losses, which were caused by the foregoing partial corrective disclosures, were dramatically larger than any losses Plaintiff would have sustained as a result of ordinary market forces.

373.   On Saturday, August 11, 2007, an article appeared in *The Commercial Appeal* written by David Flaum called "Mortgage woes trickle down—Mutual fund, heavily invested in subprimes, takes a beating," in which the following was disclosed in relevant part:

> Live by the subprime mortgage and you just might die by it.
>
> That's what managers of and investors in Regions Morgan Keegan [funds] are discovering.
>
> . . . . "It's an ***absolutely horrendous [performance] as high-
> yields go,***" said Lawrence Jones, analyst with Morningstar Inc.,
> a Chicago based investment research firm focusing on mutual
> funds.
>
> . . . . In the mortgage market, the securities are divided up in
> pieces called tranches. If you own a top ranked piece, your
> payments are nearly assured, Healy said. ***If your tranche has***

> *low priority, you may not get paid, and that may be the situation the Morgan Keegan fund faces in some cases, he said.*
>
> *. . . . 'Jim Kelsoe runs the fund[s] in a manner that is very, very different than his high-yield bond fund peers,'* Jones said.
>
> *Most such funds are big owners of corporate debt, but . . . Kelsoe invested in securities backed by assets, such as mortgages* . . . .

374.   Then, on August 14, 2007, the Funds issued Form 8-K reports disclosing that they needed to retain an independent valuation consultant in order to properly value their portfolio securities:

> *An independent valuation consultant has been retained to assist in determining the fair value of certain portfolio securities of [the Funds].* Recent instability in the markets for fixed income securities, particularly mortgage-backed and asset backed securities, has made it more difficult to obtain realistic values for some of the Fund[s'] portfolio securities. In the absence of reliable market quotations, portfolio securities are valued by the Fund[s'] investment adviser at their "fair value" under procedures established and monitored by the Fund[s'] Board of Directors. The "fair value" of securities may be difficult to determine and thus judgment plays a greater role in this valuation process. Fair valuation procedures have been used to value a substantial portion of the assets of the Fund[s] with input from the valuation consultant and these valuations are reflected in the daily net asset value of the Fund[s'] shares.

375.   This August 14, 2007 disclosure informed investors that the Funds' internal accounting and valuation processes were inadequate. The prices of the Funds' shares declined significantly as a result of this disclosure. Specifically, RMH declined by approximately 14.07% on August 14, 2007, from $40.50 to $34.80. RSF declined by approximately 16.97%, from $38.90 to $32.30. RMA declined by approximately 15.34%, from $40.75 to $34.50. RHY declined by approximately 17.56%, from $42.15 to $34.75. These losses, which were caused by the August 11

and 14, 2007 partial corrective disclosures, were dramatically larger than any losses Plaintiff would

have sustained as a result of ordinary market forces.

376.   On August 16, 2007, *The Commercial Appeal* published an article called "Funds

Reeling From Subprime Fallout—As Prices Take Hit, Firms Study Value Of Mutuals," which

disclosed the following in relevant part:

> *Shares of four Regions Morgan Keegan closed-end mutual funds have tumbled in price in recent days victimized by the same type of investments that hurt their open end cousins— subprime mortgages.*
>
> *The Memphis-based group's three-year-old Multi-Sector High Income, Strategic Income, Advantage Income and High Income funds share prices dropped from 53 to 57 percent since June 7, ...* The fund portfolios are heavy with investments in securities backed by subprime mortgages - loans made to people with less than the best credit records - and bonds used to finance corporate buyouts. . . .
>
> *They've hired an independent valuation consultant to help figure out the fair value, particularly of mortgage-backed and asset- backed securities, filing for each of the four funds said.*
>
> *While the value of the investments has fallen, that's not the only factor that affected share prices.*
>
> *"Those funds, at their high points before all this credit crisis started happening, were trading at a premium (more than the net asset value), which is a very unusual situation for a closed-end fund," Ridley said.*
>
> *Not only has the premium disappeared, but also the funds now trade at less than the net asset value.*

377.   That same day, on August 16, 2007, *The Birmingham News* published an article

called "Three managed funds down sharply after turmoil in markets," in which the following was

reported in relevant part:

> *Shares of three mutual funds operated by Regions Financial Corp.'s brokerage unit have fallen sharply this*

year after a breakdown in the market for hard-to-value debt-backed securities.

The funds operated by Morgan Keegan Asset Management have slumped by as much as 55 percent, and declined early in the week as financial institutions worldwide faced credit concerns.

Funds with debt-backed securities such as collateralized mortgage obligations have had trouble finding buyers for assets they want to sell, and have even had difficulty determining the value of their holdings.

That's because the appetite for such instruments has dried up as investors worry about the creditworthiness of the underlying assets. Many of those securities are backed by mortgages sold to
people with poor credit, who are now defaulting on their payments and imperiling cash flows linked to them.

Morgan Keegan said in a Securities and Exchange Commission filing this week that "recent instability" in credit securities such as collateralized debt obligations motivated the company to hire a consultant and re-value fund assets.

The funds fell sharply early this week. . . .

Wednesday, Reuters cited an industry analyst who said one of the income funds earlier this year had 15 percent of its assets in subprime mortgage securities. Income funds are preferred by many retirees and other risk averse investors because they are supposed to generate steady cash flow from bond coupon payments or preferred shares, as opposed to seeking capital gains from growth stocks. . . .

*Wednesday, The Wall Street Journal's Heard on The Street column reported one Morgan Keegan fund paid $13.5 million in
2005 to invest in a mortgage trust. That investment was written down to $5.9 million this year, the newspaper said, citing a fund report to regulators.*

The three funds are managed by Morgan Keegan's Jim Kelsoe, who oversees $3 billion of assets for the Memphis-based investment firm.

378.   On August 17, 2007, *The Commercial Appeal* published a letter entitled "Portfolio

Manager Should Face The Fire." The letter observed, in part, as follows:

> [I]t is bad enough that the open-end and closed-end Regions
> Morgan Keegan high yield mutual funds managed by ***James
> Kelsoe have seemingly permanent losses from the
> concentration, perhaps over-concentration if one reads the
> prospectuses, in investments related to subprime mortgages.***
> This negative performance was characterized by Morningstar
> Inc. as "absolutely horrendous as high yields go."
>
> ***More horrendous is the fact that the well-compensated
> portfolio manager is hiding under his desk, or more aptly,
> behind the skirts of a spokeswoman, refusing to comment.
> While his strategy may have been temporarily effective, it has
> turned out to be short-sighted and devastating for his
> stockholders.***

379.   On October 6, 2007, *The Commercial Appeal* published an article entitled "Morgan

Keegan finally files annual report" in which the following was reported: Regions Morgan Keegan

Select High Yield Fund,

> ***beset by problems with its subprime mortgage investments***,
> has filed its delayed annual report, along with two other
> bond funds in its group.
>
> ***The report was delayed about a month because of problems
> setting values for some investments, managers said in
> August. Morgan Asset Management, which manages the
> fund, hired an independent appraiser to evaluate hard-to-
> trade securities.***
>
> The annual report filed with the Securities and Exchange
> Commission lays out some of the problems that led to a drop in
> the share price from $10.14 a share on Jan. 1 [2007] to $5.86 on
> Thursday in the high yield fund.

380.   On Saturday, October 13, 2007, *Seeking Alpha* published an article entitled "A Bond

Fund That's Redefining Pain," in which the author noted: ". . . [C]onsider the case of the Regions

Morgan Keegan Select Intermediate Bond Fund. Ostensibly this is intended to be a "normal" . . .

bond fund. And yet it somehow lost over 21% so far in 2007. And you thought the Global Alpha fund was having a bad year! *At least investing in a hedge fund you knew you were taking risk.*"

381.   On October 15, 2007, *Money Management Executive* published a Week in Review

report called "Funds With Structured Products Turn to Fair Value." The report noted: The just-

released annual report of the Regions Morgan Keegan

> Select High Income Fund and the Regions Morgan Keegan
> Select Intermediate Bond Fund indicate that funds with
> *subprime mortgage-backed securities and other structured*
> *products* have turned overwhelmingly to fair value to price
> their holdings, The Wall Street Journal reports. The first fund
> used fair value for 60% of its holdings, and the second, 50%.
> In so doing, the funds assessed the types of securities, the cost
> at the date of purchase and changes in interest rates since then,
> as well as collateral quality.
>
> In addition, the funds' investment advisor has bought a
> substantial amount of shares to provide liquidity. It purchased
> $55.2 million
> of the High Income Fund and $30 million of the Intermediate Bond
> Fund in July and August.
>
> The fund has been hit with serious redemptions, according to
> Morningstar, and this has forced the fund to sell positions at
> much lower prices and could prevent it from recovering from
> the current challenges.
>
> *The High Income Fund, the worst-performing junk bond*
> *fund for the one-, three- and five-year performance periods,*
> *is down*
> *35% year to date.*
>
> "What was an ocean of liquidity has quickly become a
> desert," according to the funds' portfolio manager, Jim
> Kelsoe.   "Basic credit measures have eroded to varying
> degrees."

382.   This October 15, 2007 article disclosed to investors that RMH was "the worst-

performing junk bond fund" among its so-called peers, and of the extent to which the Funds used

fair value accounting to price their securities. The Funds' shares declined as a result of the October

13 and 15, 2007 disclosures. Specifically, RMH declined by approximately 2.45% on October 15,

2007, from $38.75 to $37.80. RSF declined by approximately 4.3%, from $38.45 to $36.80. RMA

declined by approximately 4.0%, from $38.35 to $36.50. RHY declined by approximately 4.7%,

from $39.35 to $37.50. These losses, which were caused by the foregoing partial corrective

disclosures, were dramatically larger than any losses Plaintiff would have sustained as a result of

ordinary market forces.

383.   On October 17, 2007, *The Wall Street Journal* published an article called "Behind

Subprime Woes, A Cascade of Bad Debts," disclosing the extent to which the Funds managed by

Defendant Kelsoe had invested heavily in, and were "sensitive" to, ABS tied to subprime mortgages.

This article follows the journey of a loan made to Roger Rodriguez (a Colorado truck driver) that

was ultimately securitized and sold off by Royal Bank of Scotland PLC ("RBS"). The article stated

in relevant part:

> RBS was making an aggressive bet on the mortgage business,
> sharply boosting its capacity to buy and package loans. By
> 2005, it had risen to third place among investment banks by
> volume of U.S. residential mortgage-backed securitizations,
> according to Thomson Financial. That was up from sixth place
> in 2000.
>
> . . . . Profits from the securities are usually determined by a
> complex set of factors, including cash flow -- which is affected
> by timely payments from borrowers like Mr. Rodriguez.
>
> In February 2005, RBS packaged Mr. Rodriguez's loan --
> along with 4,853 others -- into a trust called Soundview 2005-
> 1. The trust slices the cash flows from the loans into notes
> with different levels of risk and return. Within five days,
> RBS's sales team had sold $778 million in Soundview 2005-1
> notes to investors around the world.
>
> ***One buyer was Mr. Kelsoe, a senior portfolio manager at the***
> ***asset-management unit of Morgan Keegan & Co., a***
> ***Memphis, Tenn., investment firm and unit of Regions***
> ***Financial Corp. At the time, Mr. Kelsoe was riding the***
> ***housing boom by investing heavily in mortgage-backed***
> ***securities. . . . His success brought him a bit of celebrity. He***

appeared on CNBC, was quoted in The Wall Street Journal and gave investing lectures at universities.

"He talked about the importance of identifying and assessing risk," says Wilburn Lane, head of the business school at Lambuth University in Jackson, Tenn. Mr. Kelsoe spoke there in October 2006 to some 300 local businesspeople over a chicken- and-vegetables lunch. Mr. Lane, who says he was impressed with the 44-year-old's track record, later invested in one of the seven funds managed by Mr. Kelsoe.

Mr. Kelsoe's big returns, though, depended heavily on the good fortune of borrowers such as Mr. Rodriguez.

Through various of his funds, Mr. Kelsoe invested nearly $8 million in one of the Soundview 2005-1 trust's riskiest pieces. The B-3 tranche, as it was called, offered a return of at least 3.25 percentage points above the London interbank offered rate -- a key short-term rate at which banks lend to each other. But if borrowers like Mr. Rodriguez began to default on their loans, any losses exceeding 1.25% of the entire loan pool could eat into the value of the B-3 tranche.

In February 2006, at least one borrower in the Soundview 2005-1 trust had a big piece of bad luck. After pulling into a Waste Management repair facility in the Denver suburb of Commerce City, Mr. Rodriguez detached the trailer from his 18-wheel rig but forgot to set the brake on the tractor. The tractor rolled across a street and hit a parked pickup truck, causing about $2,000 in damage. Soon afterward, says Mr. Rodriguez, Waste Management fired him. "They considered that a critical rollaway," he said.

. . . . To make matters worse, the monthly note on his mortgage reset to more than $700 in November. He fell behind on the higher payments. . . . .

Because Mr. Kelsoe's investment in the B-3 tranche was so sensitive to losses, its market price plunged. In fact, as trading in subprime-backed securities dried up amid a broader panic, Mr. Kelsoe, like other investors with subprime holdings, had difficulty figuring out what the investments were worth. . . .

384.   The October 17, 2007 article disclosed to investors the extent to which the Funds'

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portfolio securities were dependent on people like Mr. Rodriguez, not corporations. The Funds'

shares declined as a result of this disclosure, which shed additional light on the extent to which

Kelsoe flooded the Funds' portfolios with low-priority ABS. Specifically, during the next two

trading days, RMH declined by approximately 6.3% on October 18, 2007, from $37.25 to $34.90.

RSF declined by approximately 5.7%, from $36.00 to $33.95. RMA declined by approximately

4.9%, from $36.90 to $35.10. RHY declined by approximately 5.8%, from $37.35 to $35.20. These

losses, which were caused by the October 17, 2007 partial corrective disclosures, were dramatically

larger than any losses Plaintiff would have sustained as a result of ordinary market forces.

385.   On November 7, 2007, by letter to the Funds' shareholders, Kelsoe stated in relevant

part:

> ***[O]ur portfolios have been pressured across the board. Many of our holdings are in the form of structured finance created with real estate related securities as collateral; other areas of structured finance categories include corporate bonds and loans, equipment leases and commercial real estate.*** Even the asset classes that are performing well have been severely devalued due to the CDO packaging. We have no crystal ball of what the future holds ***but continue to diligently manage*** the portfolios in the difficult environment. In an effort to publish information beneficial to our shareholders in this uncertain time below we have provided information to general questions related to the funds:
>
> ***What exactly do you invest in?***
>
> Our investment objectives are clearly stated in the prospectus of each fund, ***but in general, we have always invested a large portion of our portfolios in "structured finance" fixed income securities. Without going into great detail explaining structured finance, it is a fair assumption to say the weakness in the portfolios relates to this area of investment. A large portion of structured finance securities are created with mortgage-related securities as the underlying collateral***. . . .

386.   Kelsoe's November 7, 2007 letter told investors for the first time "what exactly" they

were invested in—subprime complex structured finance products. The Funds' shares declined as a

result of this disclosure. Specifically, RMH declined by approximately 6.72% on November 7,

2007, from $26.80 to $25.00. RSF declined by approximately 3.75%, from $25.30 to $24.35. RMA

declined by approximately 2.75%, from $25.45 to $24.75. RHY declined by approximately 5.17%,

from $27.10 to $25.70. These losses, which were caused by the November 7, 2007 partial corrective

disclosures, were dramatically larger than any losses Plaintiff would have sustained as a result of

ordinary market forces.

387.   On December 5, 2007, on Forms N-CSRS filed with the SEC, the Funds disclosed the

massive losses in the Funds' ABS investments and a significant drop in the Funds' NAVs.

Specifically, Kelsoe reported:

> [RMA] had a total return of (38.79)%, based on market price
> and reinvested dividends and had a total return of (37.96)%,
> based on net asset value and reinvested dividends. The fund
> paid total distributions from net investment income of $0.82 per
> share during the six-month period.

<p style="text-align:center">*   *   *</p>

> [RMH] had a total return of (37.29)%, based on market price
> and reinvested dividends and had a total return of (37.70)%,
> based on net asset value and reinvested dividends. The fund
> paid total distributions from net investment income of $0.82 per
> share during the six-month period.

<p style="text-align:center">*   *   *</p>

> [RHY] had a total return of (36.83)%, based on market price
> and reinvested dividends and had a total return of (41.82)%,
> based on net asset value and reinvested dividends. The fund
> paid total distributions from net investment income of $0.84 per
> share during the six-month period.

<p style="text-align:center">*   *   *</p>

> [RSF] had a total return of (39.25)%, based on market price and
> reinvested dividends and other distributions and had a total

return of (37.55)%, based on net asset value and reinvested dividends and other distributions. The fund paid total distributions of $0.82 per share during the six-month period, of which $0.81 per share is derived from net investment income and the remainder of the distribution, or $0.01 per share, is deemed a return of capital. Comparatively, the Lehman Brothers Ba U.S. High Yield Index had a total return of 0.74%.

The December 5, 2007 Forms N-CSRS further stated:

> ***Although below investment grade corporate debt has held up reasonably well, any asset related to residential real estate has been materially devalued. This is especially true for mortgage- backed securities and collateralized debt obligations.***
>
> The market's appetite for credit sensitive assets has totally reversed course from the prevailing environment of 2006. A massive unwind of leverage has literally evaporated market liquidity in all structured finance assets and put selling pressure on virtually all credit-sensitive assets. Although this has been a sector of the fixed income markets that has provided very satisfying results in past periods, 2007 has proven to be much more difficult than we could have anticipated.
>
> At any available opportunity, ***we are attempting to reposition the Fund[s'] portfolio with a preference for safer, more liquid assets in order to create some stability in the Fund[s'] net asset value and to provide as much income as possible***.

388.   This December 5, 2007 disclosure informed investors that the Funds needed to "reposition" their portfolios to effectively survive. The Funds' shares declined over the next two trading days as a result of this disclosure. Specifically, RMH declined by approximately 3.9% on December 7, from $28.36 to $27.25. RSF declined by approximately 0.5%, from $27.70 to $26.30. RMA declined by approximately 3.4%, from $28.05 to $27.10. RHY declined by approximately 6.3%, from $29.36 to $27.50. These losses, which were caused by the foregoing partial corrective disclosures, were dramatically larger than any losses Plaintiff would have sustained as a result of ordinary market forces.

389.   On Sunday, December 16, 2007, *The Boston Herald* published an article by Charles

Jaffe, entitled "More Who Deserve Lumps of Coal For Blunders This Year," which stated in part:

> At most holiday feasts, the second helping is more filling than
> the first. That should be the case in my annual buffet of fund
> buffoonery, the 12th Annual Lump of Coal Awards,
> recognizing managers, executives, firms, watchdogs and other
> fund-industry types for action, attitude, behavior or
> performance that is misguided, bumbling, offensive,
> disingenuous, reprehensible or just plain stupid.
>
> Last week, I highlighted 10 cases of award winners deserving
> nothing more than coal in their holiday stocking this year.
> Today, it's the rest of the "winners."
>
> The final Lumps of Coal for 2007 go to: Jim Kelsoe . . .
>
> Category: **The Lump of Coal (Mis)Manager of the Year.**
>
> Kelsoe's funds had an impressive record, which attracted a lot
> of investors **who didn't find out until this past summer just
> how he did it.** Specifically, Kelsoe had a huge slug of money
> in subprime paper; look at a long-term performance chart on
> either fund and
> you will see a roller-coaster ride sure to make a bond-fund
> investor vomit . . . steadily up and then almost straight down.

390.   The article was also published in the *Fort Worth Star-Telegram* that same day under

the title "Enough Coal To Go Around," and then again then next day, on December 18, 2007, in *The*

Baltimore Sun. This article further disclosed the extent to which the Funds had invested a "huge

slug of money in subprime paper" and reinforces the fact that investors did not find out until the

summer of 2007 how Kelsoe ran the Funds.

391.   The Funds' shares declined as a result of this disclosure over the course of the next

two trading days. Specifically, RMH declined by approximately 4.2% on December 18, 2007, from

$24.75 to $23.70. RSF declined by approximately 4.2%, from $23.75 to $22.75. RMA declined by

approximately 4.9%, from $24.30 to $23.10. RHY declined by approximately 3.8%, from $25.00 to

$24.05. These losses, which were caused by the foregoing partial corrective disclosures, were

dramatically larger than any losses Plaintiff would have sustained as a result of ordinary market

forces.

392.   On December 20, 2007, the *Memphis Flyer* published an article about Kelsoe and the

Complex entitled "Worst In Its Class." The article disclosed the following in relevant part:

> Morgan Keegan funds could be test case for sub-prime
> mortgage lawsuits.
>
> There are two stories about "juicing" in the national news this
> month. One is about major league baseball players who
> allegedly used steroids and human growth hormone to juice
> their statistics.
>
> The other one got less attention, but, unfortunately, Memphis
> and Regions Morgan Keegan are at the center of it. It's about
> a mutual-fund manager named James Kelsoe Jr., who juiced
> investment returns to Barry-Bonds-like proportions before the
> funds "crashed and burned," as a columnist for Kiplinger.com
> put it this week.
>
> A few days earlier, Morgan Keegan's mutual funds were the
> subject of The Wall Street Journal's "Money & Investing"
> column headlined "Morgan Keegan Sued Over Mutual-Fund
> Woes." The funds and Kelsoe were also written up in a Wall
> Street Journal page-one story on October 17th.
>
> The lawsuit filed in U.S. District Court in Memphis on December
> 6th by Richard Atkinson and his wife Patricia seeks class-
> action status and names as defendants Morgan Keegan, Regions
> Financial Corporation, funds manager Kelsoe, and 13 directors
> of the funds, including Morgan Keegan co-founder Allen
> Morgan Jr.
>
> Why are a southeastern regional brokerage firm and a couple of
> its mutual funds getting so much attention? Because the funds
> are ***"worst in class" at a time when the phrases "credit crisis"
> and "subprime lending" have become household words and
> moved from the financial news to mainstream news. In 2007,
> the funds lost 50 percent or more of their value, while other
> funds in their peer group either had positive returns or losses
> of 8 percent or less.***

*   *   *

> Morgan Keegan does not comment on pending
> litigation, a spokeswoman said.
>
> Silence only whets the appetite of investors and reporters. The
> danger for Kelsoe and Regions Morgan Keegan is that they will
> become the symbol - a la Bernie Ebbers and WorldCom and the
> telecom crash, Mississippi lawyer Dickie Scruggs and class-
> action lawsuits against tobacco and insurance companies, and
> former Arkansas governor Mike Huckabee and evangelical
> Christians - for a regional story that becomes a national story.
> Fat chance, you scoff; this is just a one-day story. ***Well, three
> "one-day stories" in national publications in two months are
> pretty unusual for a regional financial firm***. As the Wall
> Street Journal wrote last week, "Fund managers and others on
> Wall Street will be closely watching this case." That's
> journalese for "test case."

393.   On December 31, 2007, *The New York Times* published an article entitled "After

subprime lesson, kids' charity gets a gift," in which it reported the following with respect to Kelsoe

and the Complex:

> The Indiana Children's Wish Fund, which grants wishes to
> children and teenagers with life-threatening illnesses, got an
> early Christmas gift nine days ago. ***Morgan Keegan, a
> brokerage firm in Memphis, made an undisclosed payment to
> the charity to settle*** an arbitration claim; the Wish Fund said it
> had lost $48,000 in ***a mutual fund from Morgan Keegan that
> had invested heavily in shaky mortgage securities. Coming
> less than two months after the charity filed its claim***, and as a
> reporter was inquiring about its status, the settlement was rare
> consolation for an investor amid all the pain still being
> generated by the turmoil in the once-bustling mortgage
> securities market.
>
> *   *   *
>
> Still, the Wish Fund's experience is instructive because so little
> has emerged about the losses that investors have incurred in
> these securities, perhaps because few holders have wanted to
> disclose them. Some investors may still not know how much
> they have

been hurt by the crisis.

As this debacle unfolds, accounts of investor losses in mortgage securities will come to light. And Wall Street's role as the great enabler - providing capital to aggressive lenders and then selling the questionable securities to investors - will be front and center.

<p style="text-align:center">*   *   *</p>

The Wish Fund's foray into mortgage securities began in June, when Terry Ceaser-Hudson, the executive director, consulted her local banker, Steve Perius, about certificates of deposit coming due in the charity's account.

She said that the banker, with whom she had done business for 20 years, suggested that she invest the money in a bond fund offered by Morgan Keegan. The firm is an affiliate of her banker's employer, Regions Bank.

"I thought I was making a lateral move from the CDs into this fund," Ceaser-Hudson said. "The broker said he'd put some thought into this and he had something perfect for the Wish Fund that was extremely safe."

That broker was Christopher Herrmann, and when Ceaser-Hudson met him at her banker's office, she quizzed him about the risks in the Regions Morgan Keegan Select Intermediate Bond fund, which he recommended.

"The first thing I said to him when I sat down was, 'I want to make sure that I understand this: You're telling me that this is as safe as a money market or CD, because we cannot afford to lose one single penny,'" she recalled. "He said, 'This has been good for years,' so I thought, 'OK.'"

On June 26, the Wish Fund put almost $223,000 into the Morgan Keegan fund. The charity's timing could not have been worse. That same week, two Bear Stearns hedge funds, with heavy exposure to mortgages, were collapsing. Turmoil in the mortgage market, which had been percolating since late winter, was about to explode.

At the helm of the Morgan Keegan funds was James Kelsoe Jr., a money manager at the brokerage firm's asset management unit, based in Birmingham, Alabama. A longtime bull on mortgage securities, Kelsoe rode that wave

<p style="text-align:center">-154-</p>

and earned a reputation as a hotshot money manager. As of
June 30, he also oversaw six other Morgan Keegan bond
funds, which included about $4.5 billion in assets.

One of Kelsoe's major suppliers of mortgage securities was
John Devaney, 37, a flashy mortgage trader and founder of
United Capital Markets, a brokerage firm in Key Biscayne,
Florida. During the mortgage boom, Devaney built up a net
worth of $250 million, he told the New York Times in an
interview early this year.

However much both men initially prospered from doing
business together, some investors who wound up holding
Morgan Keegan's mortgage securities were less fortunate - the
Wish Fund, for example.

<p style="text-align:center">*   *   *</p>

The Morgan Keegan fund, which had assets of about $1
billion in March, is down almost 50 percent this year. It was
weighted with risky and illiquid mortgage-related securities.

For example, at the end of September, the intermediate fund in
which Ceaser-Hudson invested had almost 17 percent of its
assets in mortgage-related securities—including collateralized
mortgage obligations, home equity loans and pools of
mortgages that were again combined into collateralized debt
obligations. . . .

For several years, Kelsoe's embrace of mortgage securities paid
off for his clients. His fund was started in March 1999 and
generated positive returns each year until 2007. Through the
end of 2006, it had an average annual return of about 4.5
percent, after taxes.

Kelsoe's love affair with mortgage debt paralleled that of
Devaney, one of those colorful and cocky Wall Street figures
who appear during market booms only to sink from sight in the
ensuing
busts. . . .

394.   On January 3, 2008, just three days into the new year, RFC issued a press release

entitled "Regions Increases Fourth Quarter 2007 Loan Loss Provision," which was also filed with

the SEC on a Form 8-K. Therein, RFC pre-announced a quarterly loss, increased loan loss

<p style="text-align:center">-155-</p>

provisions, as well as *a $38 million charge* in connection with the funds in the Complex:

> BIRMINGHAM, Ala. – (BUSINESS WIRE) – January 3, 2008
> – Regions Financial Corporation (NYSE:RFC) today
> announced it plans to increase its loan loss provision to
> approximately $360 million in the fourth quarter of 2007, an
> increase of approximately $270 million from the third quarter
> of 2007.
>
> *   *   *
>
> ***Regions also expects to record approximately $131 million of
> additional pre-tax charges in the fourth quarter of 2007,
> excluding merger-related expenses. These charges include:
> $38 million in projected losses from investments in Morgan
> Keegan funds . . . .***

395.   The prices of the Funds' shares declined as a result of this disclosure. Specifically,

RMH declined by approximately 4.6%, from an intraday high on January 4, 2008 of $25.20 to

$24.05. RSF declined by approximately 4%, from $23.45 to $22.50. RMA declined by

approximately 3%, from $24.70 to $23.95. RHY declined by approximately 2.2%, from an intraday

high of $24.95 to $24.40. These losses, which were caused by the foregoing partial corrective

disclosures, were dramatically larger than any losses Plaintiff would have sustained as a result of

ordinary market forces.

396.   The news continued to trickle out to investors in early 2008, revealing the extent of

the consequences of the Defendants' fraudulent scheme. For example, on January 21, 2008, *Money

Management Executive* published an article entitled, "Morgan Keegan, Manager Named In $2

million FINRA Claims Case." The article reported that FINRA was asked to adjudicate two

arbitration complaints against Morgan Keegan, MAM, and Kelsoe for two high net worth clients,

and explained that the "statements of claim allege fraud, misrepresentations and omissions related to

the failure of the firm and Kelsoe to fully disclose risks associated with the Morgan Keegan mutual

fund investments in subprime related sectors." The funds owned by the complaining investors included RHY, RMH, RSF, and RMA. Numerous other news articles also continued to detail the

mounting litigation against the Defendants named herein relating to the Funds' false statements.

397.   On April 23, 2008, The Commercial Appeal published an article by Lawrence Jones,

a Morningstar Analyst, who was quoted as saying: **"RMK ultimately showed it didn't have the**

risk controls needed to protect investments [sic] from securities that could hurt them."

398.   Three of the Funds' shares further declined as a result of this disclosure. Specifically,

RMH declined by approximately 3.4%, from an intraday high on April 23, 2008 of $19.05 to

$18.40. RSF declined by approximately 3.6%, from an intraday high of $16.90 to $16.30. RHY

declined by approximately 3.5%, from $18.20 to $17.55, and continued to decline on April 24, 2008

to 16.65, for a two-day decline of approximately 8.5%.

399.   As referenced above, on July 9, 2009, the SEC served RFC with a *Wells* Notice,

notifying RFC that the SEC would commence an enforcement action. On July 15, 2009, RFC made

the following statement on a Form 8-K filed with the SEC:

> On July 9, 2009, Morgan Keegan & Company, Inc. ("Morgan
> Keegan") (a wholly-owned subsidiary of Regions Financial
> Corporation), Morgan Asset Management, Inc. and three
> employees, each received a "Wells" notice from the Staff of the
> Atlanta Regional Office of the [SEC] stating that the [SEC]
> Staff intends to recommend that the Commission bring
> enforcement actions for possible violations of the federal
> securities laws. The potential actions relate to the Staff's
> investigation of certain mutual funds formerly managed by
> Morgan Asset Management, Inc.

400.   The prices of the Funds' shares declined as a result of this final corrective disclosure.

Specifically, RMH declined by approximately 3.3%, from an intraday high on July 16, 2009 of

$4.15 to $4. RSF declined by approximately 3.7%, from an intraday high of $5.45 to $5.25. RMA

declined by approximately 3.3%, from an intraday high of $6 to $5.80. RHY declined by approximately 3.6%, from an intraday high of $4.15 to $4.

401.   The following chart demonstrates that the collapse of the Funds was a result of the large positions of concealed mortgage-backed structured products in the Funds and not the result of any general "market meltdown" or "flight to quality." This chart clearly shows that the overall market of high-yield bond funds recovered beginning in 2008 but the Funds value remained collapsed and never recovered with the overall market. The charts below shows the Funds compared to various benchmarks. All the Funds collapsed in 99% correlation to one another.



RMK Multi Sector High Income Losses Not From "Flight to Quality"
January 24, 2006 to December 31, 2011

$100 was invested on January 24, 2006 with reinvested dividends.

RMK Strategic Income Losses Not From "Flight to Quality"
March 29, 2005 to December 31, 2011


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Strategic Income Fund (RSF)
Vanguard High Yield
March-05
July-05
November-05
March-06
July-06
November-06
March-07
July-07
November-07
March-08
July-08
November-08
March-09
July-09
November-09
March-10
July-10
November-10
March-11
July-11
November-11

$100 was invested on March 29, 2005 with reinvested dividends.

RMK Advantage Income Losses stem from higher risk
November 12, 2004 to September 30, 2011


$160
$140
$120
$100
$80
$60
$40
$20
$0
Advantage Income Fund (RMA)
Vanguard High Yield
November-04
March-05
July-05
November-05
March-06
July-06
November-06
March-07
July-07
November-07
March-08
July-08
November-08
March-09
July-09
November-09
March-10
July-10
November-10
March-11
July-11

$100 was invested on November 12, 2004 with reinvested dividends.



MK Fund Declines Were NOT due to "Flight to Quality." Risky Corporate Bonds Did Not Decline While MK Funds Plummeted March 1, 2007 to June 30, 2008

$100 was invested on March 1, 2007 with reinvested dividends.

Source: Dr. Craig McCann, PhD, Securities Litigation Consulting Group (www.sclg.com).

402.   In another example, the following chart show the Vanguard High Yield Fund shown under symbol "VWEHX" and the Funds (shown under new trading symbols once the Funds were purchased and renamed by Hyperion Brookfield, the new symbols being "RHY" became "HMH," RMA" became "HAV," "RSF" became "HSA"). The Vanguard Long Treasury Fund is shown under symbol "VUSUX" representing the price of a fund of "risk free" U.S. Treasury Bonds.



403.   The chart above clearly shows that the Funds had collapsed some 90% before the

overall market sustained any significant pressure related to the "credit crisis" of 2008. In fact, no

other indices suffered a significant downturn until Lehman Brother failed on September 15, 2008.

By that time, the Funds had already collapsed 90% nearly a year earlier.

VII.   ADDITIONAL EVIDENCE OF SCIENTER

404.   Defendant Kelsoe was the Funds' money manager, the MAM Senior Portfolio

Manager responsible for selecting and purchasing the holdings for the Funds and for managing the

Funds' day-to-day operations, and was also a Managing Director of Morgan Keegan.

405.   Defendant Anthony was President of the Funds from 2003 until at least August 2006,

and President and Chief Investment Officer of MAM from 2002 to 2006.

406.   Defendant Anthony served as Executive Vice President and Director of the Capital

Management Group at RFC from 2000 to 2002.

407.   Defendant Sullivan was President and Principal Executive Officer of the Funds, and President and Chief Investment Officer of MAM.

408.   Defendant Weller was the Funds' Treasurer as of November 10, 2006 and was Morgan Keegan's Controller and head of Morgan Keegan's Fund Accounting Department. Weller also held numerous positions with Morgan Keegan, including as Managing Director and Controller since 2001. Weller holds Series 7, 27, and 66 licenses and is a CPA who was previously licensed in the State of Tennessee. Weller was a member of the "Valuation Committee" that purportedly oversaw the Funds' accounting processes and evaluated the prices assigned to securities.

409.   As part of their duties in fulfilling these roles, which included overall management of MAM and oversight of the Funds, Kelsoe, Sullivan, Anthony, and Weller knew, or should have known: (a) what securities were owned by the Funds; (b) that the Funds' securities holdings had been purchased without the exercise of basic due diligence; (c) that the Funds' securities holdings were not diversified; (d) that the Funds did not constitute "high-yield bond" funds; and (e) that the Funds were using an inappropriate benchmark index. Sullivan, Anthony, and Weller also knew, or should have known, that there were deficiencies in the implementation of valuation procedures for the Funds' portfolio securities and calculation of NAV; and that Kelsoe was supplying fair value price adjustments for securities held by the Funds without supporting documentation for those values.

410.   Notwithstanding these facts, Defendant Kelsoe signed RMH's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RMH's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005 and March 31, 2006; RSF's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RSF's Form N-CSR Certified Annual Reports dated

March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMA's Form N-CSRS Certified Semi-Annual Reports dated September 30, 2005 and December 8, 2005; RMA's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; and RHY's Forms N-CSR Certified Annual Reports dated March 31, 2006 and June 7, 2006—all of which made false representations or failed to disclose material information.

411. Defendant Anthony signed each of the Funds' Offering Materials; RMH's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RMH's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMH's Form N-Q Quarterly Statements of Portfolio Holdings dated March 1, 2005, August 30, 2005, February 28, 2006 and August 29, 2006; RSF's Form N-CSRS Certified Semi-Annual Reports dated December 9, 2004, September 30, 2005 and December 8, 2005; RSF's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RSF's Form N-Q Quarterly Statements of Portfolio Holdings dated March 1, 2005, August 30, 2005, February 28, 2006 and August 29, 2006; RMA's Form N-CSRS Certified Semi-Annual Reports dated September 30, 2005 and December 8, 2005; RMA's Form N-CSR Certified Annual Reports dated March 31, 2005, June 6, 2005, March 31, 2006 and June 7, 2006; RMA's Form N-Q Quarterly Statements of Portfolio Holdings dated December 31, 2004, June 30, 2005, December 5, 2005 and June 30, 2006; RHY's Forms N-CSR Certified Annual Reports dated March 31, 2006 and June 7, 2006; and RHY's Form N-Q Quarterly Statements of Portfolio Holdings dated August 29, 2006—all of which made false representations or failed to disclose material information.

412. Defendant Sullivan signed the Funds' Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; Form N-CSR Certified Annual Reports dated June

6, 2007 and June 3, 2008; and Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008—all of which made false representations or failed to disclose material information.

413.   Defendant Weller signed RMH's Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; RMH's Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; RMH's Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008; RSF's Form N- CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; RSF's Forms N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; RSF's Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008; RMA's Form N-CSRS Certified Semi-Annual Reports dated September 30, 2007; RMA's Form N-CSR Certified Annual Reports dated September 30, 2006, March 31, 2007 and March 31, 2008; RMA's Form N-Q Quarterly Statements of Portfolio Holdings dated December 31, 2006, June 30, 2007, December 31, 2007 and June 30, 2008; RHY's Form N-2 Registration Statement dated November 15, 2005; RHY's Form N-CSRS Certified Semi-Annual Reports dated December 7, 2006 and December 5, 2007; RHY's Form N-CSR Certified Annual Reports dated June 6, 2007 and June 3, 2008; and Form N-Q Quarterly Statements of Portfolio Holdings dated February 28, 2007, August 29, 2007 and February 28, 2008—all of which made false representations or failed to disclose material information.

414.   Owing to their positions with the Funds, MAM and Morgan Keegan, Kelsoe, Sullivan, Anthony, and Weller knew or should have known about the failure to conduct due diligence, the inappropriate and inaccurate NAV calculations, the deficiencies in risk management, and the failure to follow pricing and risk assessment policies.

415.   The Funds, Morgan Keegan, and MAM, as employers of Kelsoe, Sullivan, Anthony, and Weller, were directly responsible for their acts, as described above.

416.   Kelsoe and the Funds did a substantial amount of business (many millions of dollars worth) with Dan Derby of Greenwich Capital Markets, Inc., a buyer of and seller of ABS products to and from the Funds.

417.   On or about April 25, 2007, Kelsoe and Derby agreed to "smooth" of specific holdings in the Funds-- which meant they would provide false pricing at times, and not use the current market values or NAVs in the Funds. This fraud was perpetrated by Kelsoe and Derby knowingly and for the purpose of propping up the NAV of the Funds to make it appear the Funds were not collapsing in value but rather just a gentle decline resulting from "market liquidity issues" that Kelsoe was flogging to investors as a reason the Funds were declining in value. Of course, the reality was that the Fund holdings were collapsing in value, never to recover, that had nothing to do with short term market liquidity issues. Kelsoe and Dan Derby of Greenwich Capital Markets, Inc., a buyer of and seller of ABS products to and from the Funds, agree to create a separate set of books to record gradual smoothing of prices of RMK Fund holdings.

418.   As evidence of scienter and awareness of what they were doing was fraudulent and illegal, Kelsoe and Dan Derby agreed at that time to create a "separate set of books" which would segregate the true, concealed NAVs from the publicly reported false NAVs, to facilitate the smoothing of prices of RMK Fund holdings.

419.   As evidence of scienter and awareness of what they were doing was fraudulent and illegal, **Kelsoe asked Derby only to deal with him by fax** so as not to leave an audit trail of emails to conceal of their fraudulent scheme that would be picked up by email storage system at Morgan Keegan, MAM, and the Funds.

420.   On or about November 14, 2005, the Defendants' "Commitment Committee" met and approved the RHY Fund for sale to investors. Present at the meeting were: Defendant Allen Morgan, Defendant Joe Weller, and other Morgan Asset Management or Fund employees Jim Parrish, Chip Grayson, John Carson, Susie Brown, Lee Powell, Elkan Scheidt, Bob Glenn (via telephone), Brad Barber, and MAM and Fund General Counsel James Ritt, The Defendants there acknowledged and agreed that "the RHY Fund be managed in a similar manner as three existing closed end funds."   On that day, all of the other RMK Closed-End Funds were in violation of single industry concentration limits as alleged previously and contained large amounts of ultra-risky structured products and ABS products as alleged herein. Therefore, prior to the RHY's IPO on January 16, 2006, Defendants knew that the Offering Materials were materially misleading and omitted material facts from RHY Fund investors.

VIII.   PRESUMPTION OF RELIANCE

421.   Plaintiff are entitled to a presumption of reliance under *Affiliated Ute Citizens of Utah v. United States*, 406 U.S. 128 (1972), because the claims asserted herein against Defendants are predicated in part upon omissions of material fact which there was a duty to disclose. In the alternative, Plaintiff are entitled to a presumption of reliance on Defendants' material misrepresentations and omissions pursuant to the fraud-on-the-market doctrine because:

> (a)   The Funds' shares were actively traded in an efficient market on the NYSE;
>
> (b)   The Funds' shares traded at high weekly volumes ;
>
> (c)   As a regulated issuer, the Funds' filed periodic public reports with the SEC;

(d)   The Funds regularly communicated with public investors by means

of established market communication mechanisms, including

through regular dissemination of press releases on the major news

wire services and through other wide-ranging public disclosures,

such as communications with the financial press, securities

analysts and other similar reporting services;

(e)   The market reacted promptly to public information disseminated

by the Funds;

(f)   The material misrepresentations and omissions alleged herein

would tend to induce a reasonable investor to misjudge the value

of the Funds' shares; and

(g)   Without knowledge of the misrepresented or omitted material facts

alleged herein, Plaintiff purchased the Funds securities between the

time Defendants misrepresented or failed to disclose material facts

and the time the true facts were disclosed.

422.   In addition to the foregoing, Plaintiff are entitled to a presumption of reliance

because, as more fully alleged above, Defendants failed to disclose material information regarding

the Funds' business, financial results and business prospects. Plaintiff relied on the Funds' prices as

an accurate reflection of their value, and Defendants' misrepresentations materially affected the

Funds' prices.

IX.   INAPPLICABILITY OF STATUTORY SAFE HARBOR

423.   The statutory safe harbor provided for forward-looking statements under certain

circumstances does not apply to any of the materially false and misleading statements alleged in this Complaint. The statements alleged to be false and misleading all relate to historical facts or existing conditions and were not identified as forward-looking statements. To the extent any of the false statements alleged herein may be characterized as forward-looking, they were not adequately identified as "forward-looking" statements when made, and were not accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly "forward-looking" statements. Alternatively, to the extent that the statutory safe harbor would otherwise apply to any statement pleaded herein, Defendants are liable for those materially false forward-looking statements because, at the time each of those forward-looking statements was made, the speaker knew the statement was false or the statement was authorized or approved by an executive officer of the Funds who knew that those statements were false.

X.   PLAINTIFF EXERCISED REASONABLE DILIGENCE

424.   The Plaintiff exercised due diligence to uncover Defendants misrepresentations and omissions as described in this Complaint through the following actions.

425.   On or about the date of the IPO for each of the Funds that Plaintiff purchased, Plaintiff read the Prospectus and Registration Statement for the respective Fund, the RSF Fund on or about March 18, 2004, the RMA Fund on or about November 8, 2004, and the RHY Fund on or about January 16, 2006.

426.   On or about March 18, 2004 through December 31, 2007, Plaintiff read the quarterly marketing brochures for the respective Funds they owned that were produced and distributed by Morgan Keegan and contained material misrepresentations by the Funds, MAM and Kelsoe. See Exhibits F, G, H, and I. The contents of the brochures are incorporated herein by reference thereto.

427.   These brochures provide specific evidence of (1) the Funds' violation of industry

concentration rules as previously set forth in this Complaint (2) misrepresentation of holdings within

the Funds as being corporate bonds rather than ultra-risky structured products as set forth in this

Complaint.

428.   On or about December 31, 2004, March 31, 2005, July 1, 2005, October 1, 2005,

December 31, 2005, March 31, 2006, July 1, 2006, October 1, 2006, December 31, 2006, March 31,

2007, July 1, 2007, October 1, 2007, December 31, 2007, Plaintiff read the quarterly and annual

financial statements for the Funds.

429.   Plaintiff placed reasonable reliance on the information he was getting from Morgan

Keegan & Co. because it was the lead underwriter for all the Funds, and the Funds' manager, James

Kelsoe, was an employee and registered broker with Morgan Keegan, and Morgan Keegan's

affiliate, MAM, was the Funds' advisor.

XI.   TOLLING OF PLAINTIFF'S CLAIMS

430.   Plaintiff would have been unable to discover, nor would any investor exercising

reasonable diligence in their positions, to discovery the facts underlying Plaintiff claims at least until

after December 21, 2007 filing of *Willis v. Morgan Keegan* , the first of the actions that became *In*

re Regions Morgan Keegan Closed-End Fund Litigation, Case No. 2:09-2009 SMH V (W.D. Tenn.)

("Consolidated Class Actions") related to the Securities Act Section 11, 12 and 15 claims, was filed.

431.   The first class action complaint asserting Section 10(b) and 20(a) claims on behalf of

RMH, RSF, and RMA investors was *DeJoseph v, Morgan Keegan et al.*, No. 08-cv-2212, filed on

April 4, 2008. *DeJoseph* remained pending for nearly two years until it was voluntarily dismissed on

February 18, 2010. See Dkt. No. 83 in No. 08-cv-2212 (entered Feb. 18, 2010). On April 8, 2010,

Jones v. Morgan Keegan et al., No. 10-cv-2248, was filed asserting Exchange Act claims on behalf of investors in the same three Funds. See also MK Mem. at viii (chart of consolidated actions).

Plaintiff's claims were tolled during the pendency of the Consolidated Class Actions from the date

of filing on December 21, 2007 until settlement and dismissed on August 6, 2013.[45]

432.   Plaintiff would have been unable to discover, nor would any investor exercising

reasonable diligence in their positions, to discovery the facts underlying Plaintiff claims at least until

after April 4, 2008 related to the Section 10(b)5 and state securities act and state law claims which

were included in the *Daniels v. Morgan Keegan* action which became part of the Consolidated Class

Actions.

433.   Plaintiff would have been unable to discover, nor would any investor exercising

reasonable diligence in their positions, to discovery the facts underlying Plaintiff claims contained in

the Multi-State Notice of Intent and the SEC v. Morgan Keegan enforcement actions (and exhibits

and allegations contained therein) published on April 7, 2010.

A.   Plaintiff's Claims Under the Securities Exchange Act of 1934 are Timely Asserted.

---

[45] Under the doctrine established in *American Pipe & Construction Co. v. Utah*, 414 U.S. 538, 554 (1974), and *Crown, Cork & Seal Co., Inc. v. Parker*, 462 U.S. 345, 351-54 (1983), the *DeJoseph* action tolled the two-year limitations period from April 4, 2008 through February 18, 2010. See, e.g., *Sawyer v. Atlas Heating & Sheet Metal Works, Inc*., 731 F. Supp. 2d 850, 852-53 (E.D. Wis. 2010) (tolling limitations period for a subsequent class action during pendency of prior class action that was voluntarily dismissed).. Taking into account the seven-week gap between the date *DeJoseph* was voluntarily dismissed and the date *Jones* was filed, the relevant date for accrual of these claims is May 23, 2006, which is two years less seven weeks before *DeJoseph* was filed. Because a reasonably diligent plaintiff would not have discovered the facts constituting the Exchange Act violations before May 23, 2006, the Exchange Act claims asserted in the Complaint were timely filed with respect to all Class members who purchased RMH, RSF, and RMA. See, e.g., *Joseph v. Wiles*, 223 F.3d 1155, 1168 (10th Cir. 2000); *In re Merck & Co., Inc. Sec., Derivative & Erisa Litig*., MDL 1658 SRC, 2012 WL 6840532 at *2-5 (D.N.J. Dec. 20, 2012) (reviewing cases), *contra Police & Fire Retirement System of City of Detroit v. IndyMac MBS, Inc*., — F.3d —-, 2013 WL 3214588 (2d Cir. June 27, 2013).

1.   Plaintiff's Exchange Act Claims Are Timely With Respect to Purchasers of RMH, RSF, and RMA

434.   Plaintiff's Exchange Act claims are timely filed. Claims under Sections 10(b) and

20(a) are subject to a two- year limitations period. *See Merck & Co. v. Reynolds*, 130 S. Ct. 1784,

1798 (2010) ("[T]he [two-year] limitations period in § 1658(b)(1) begins to run once the plaintiff did

discover or a reasonably diligent plaintiff would have 'discover[ed] the facts constituting the

violation'— whichever comes first.").

435.   The first class action complaint asserting Section 10(b) and 20(a) claims on behalf of

RMH, RSF, and RMA investors was *DeJoseph*, No. 08-cv-2212, filed on April 4, 2008. *DeJoseph*

remained pending for nearly two years until it was voluntarily dismissed on February18, 2010. *See*

Dkt. No. 83 in No. 08-cv-2212 (entered Feb. 18, 2010). On April 8, 2010, the *Jones* complaint, No.

10-cv-2248, was filed asserting Exchange Act claims on behalf of investors in the same three Funds.

436.   A chart of respective consolidated actions in *In re Regions Morgan Keegan Closed-*

End Fund Litigation, Civil No. 07-cv-02830-SHM ("Consolidated Class Action"), show the filing

dates, claims asserted, the class period, and a notation whether Plaintiff purchases of the Funds were

within the class period.   "Pending" actions were dismissed on August 6, 2013.

In re Regions Morgan Keegan Closed-End Fund Litigation,, 2:08-cv-02830-SHM-dkv **Pending Actions**					
Action	**Date Filed**	**Closed-End Funds**	**Claims**	**Status**	**Class Period**
Willis v. Morgan Keegan, No. 07-cv-02830	Dec. 21, 2007	RHY	§§ 11, 12(a)(2), 15	Pending	Unstated
Hartman v. Morgan Keegan, No. 08-cv-02071	Feb. 4, 2008	RHY	§§ 11, 12(a)(2), 15	Pending	Dec. 6, 2004 Nov. 7, 2007 YES *
Gregory v. Morgan Keegan, No. 08-cv--2078	Feb. 6, 2008	RSF RMH RMA	§ 11, 12(a)(2), 15	*Voluntarily Dismissed* Dec. 3, 2008	Dec. 6, 2004 Feb. 6, 2008 YES
Massey v. Morgan Keegan, No. 08-cv-02127	Feb. 26, 2008	RSF RMH RMA	§ 11, 12(a)(2), 15	*Voluntarily Dismissed* May 9, 2008	Dec. 6, 2004 Feb. 6, 2008 YES
DeJoseph v. Morgan Keegan, No. 08-cv-2212	Apr. 4, 2008	RSF RMH RMA	§§10(b), 20(a)	*Voluntarily Dismissed* Feb. 18, 2010	Dec. 8, 2006 Dec. 5, 2007 YES
Daniels v. Morgan Keegan, No. 08-cv-02452 (*"Daniels* RMH")	July 11, 2008	RMH	§§ 11, 12(a)(2) §§ 10(b), 20(a) § 34(b) of the ICA	Pending	Dec. 6, 2004 Feb. 6, 2008 YES
Daniels v. Morgan Keegan, No. 08-cv-2453 (*"Daniels* RMA")	July 11, 2008	RMA	§§ 11, 12(a)(2) §§ 10(b), 20(a) § 34(b) of the ICA	Pending	Dec. 6, 2004 Feb. 6, 2008 YES
Daniels v. Morgan Keegan, No. 08-cv-2455 (*"Daniels* RSF")	July 11, 2008	RSF	§§ 11, 12(a)(2) §§ 10(b), 20(a) § 34(b) of the ICA	Pending	Dec. 6, 2004 Feb. 6, 2008 YES
Daniels v. Morgan Keegan, No. 08-cv-2456 (*"Daniels* RHY")	July 11, 2008	RHY	§§ 11, 12(a)(2) §§ 10(b), 20(a) § 34(b) of the ICA	Pending	Dec. 6, 2004 Feb. 6, 2008 YES
Jones v. Morgan Keegan, No. 10-cv-02248	Apr. 8, 2010	RSF RMH RMA RHY	**All Funds:** §§ 10(b), 20(a) **RHY:** §§ 11, 12(a)(2), 15	Pending	Dec. 6, 2004 Feb. 6, 2008 YES
Palmour v. Morgan Keegan, No. 10-cv-02380	May 19, 2010	RSF RMH RMA RHY	**All Funds:** §§ 10(b), 20(a)	Pending	June 6, 2005 July 14, 2009 YES
Consolidated Class Action Compl.	Feb. 22, 2010	RSF RMH RMA RHY	**All Funds:** §§ 10(b), 20(a) **RHY:** §§ 11, 12(a)(2), 15	Pending	Various Periods

*"YES" -- Purchases of the Respective Fund are within the Class Period.

2.   **The Consolidated Class Action was certified and dismissed on or about August 6, 2013 and Plaintiff timely opted out of this settlement.**

437.   The Consolidated Class Action was certified and dismissed on or about August 6, 2013 and Plaintiff timely opted out of this class action.

438.   Under the doctrine established in American Pipe & Constr*uction Co. v. Utah*, 414 U.S. 538, 554 (1974), and *Crown, Cork & Seal Co., Inc. v. Parker*, 462 U.S. 345, 351-54 (1983), the filing of *DeJoseph* tolled the two-year limitations period from April 4, 2008 through February 18, 2010. *See*, *e.g.*, *Sawyer v. Atlas Heating & Sheet Metal Works, Inc.*, 731 F. Supp. 2d 850, 852-53 (E.D. Wis. 2010) (tolling limitations period for a subsequent class action during pendency of prior class action that was voluntarily dismissed). Taking into account the seven-week gap between the date *DeJoseph* was voluntarily dismissed and the date *Jones* was filed, the relevant date for accrual of these claims is May 23, 2006, which is two years less seven weeks before *DeJoseph* was filed.

439.   Because, as discussed below, a reasonably diligent plaintiff would not have discovered the facts constituting the Exchange Act violations before May 23, 2006, the Exchange Act claims asserted in the Complaint were timely filed with respect to all Class members who purchased RMH, RSF, and RMA.

440.   The running of the statute of limitations was tolled by the filing of the *DeJoseph* complaint until February 18, 2010, and was again tolled from April 8, 2010, when the *Jones* complaint was filed.

441.   Plaintiff's Complaint asserts Exchange Act claims on purchases of RMH, RSF, and RMA as tolled by *DeJoseph*, which was timely filed, and to which *Jones* and *Palmour* clearly relate back.

442.   There Is an Identity of Claims and Parties Between the Claims Asserted in *DeJoseph*

and the Plaintiff's Complaint.

3. There is an identity of parties and claims between the Consolidated Class Action and the present Complaint as they relate to RMH, RSF, and RMA.

443.   *DeJoseph* names RMH, RSF, RMA, RFC, MAM, Morgan Keegan, Kelsoe, Morgan, Alderman, Sullivan, and Weller as Defendants. So does the present Complaint. Thus, with the limited exceptions of RHY, MK Holding and Anthony, all of the Defendants named herein are named in *DeJoseph*. *DeJoseph* alleges claims under Section 10(b) and 20(a) of the Exchange Act. So does the present Complaint. Thus, at least with regard to RMH, RSF, and RMA, there is a requisite identity of claims between *DeJoseph* and the Complaint here.

4. Plaintiff's Exchange Act Claims Are Timely with Respect to RHY Fund

444.   The Complaint asserts timely Exchange Act claims on the RHY purchases. The first class action complaint asserting Exchange Act claims on behalf of RHY Plaintiff was timely filed on July 11, 2008: *Daniels v. Morgan Keegan*, No. 08-cv-2456, which has been consolidated the Consolidated Actions on Defendants' motion. *See Daniels v. Morgan Keegan & Co.*, No. 08-cv-2456, 2009 WL 2749963, at *4 (W.D. Tenn. Aug. 26, 2009) (Mays, J.).

445.   Nothing in the marketplace as of then, however, put Plaintiff (or any reasonable plaintiff) on notice of the facts constituting the violations alleged herein until on or after July 11, 2008 Daniels action which was made a part of the Consolidated Class Action.

446.   In *Merck*, Supreme Court adopted an actual notice standard, holding that "a cause of action accrues (1) when the plaintiff did in fact discover, or (2) when a reasonably diligent plaintiff would have discovered, 'the facts constituting the violation'—whichever comes first." *Merck*, 130 S. Ct. at 1789-90. Significantly, the Court made clear that scienter is among the "facts constituting

the violation," reasoning that "[i]t would. . . frustrate the very purpose of the discovery rule in this provision . . . if the limitations period began to run regardless of whether a plaintiff had discovered any facts suggesting scienter." *Id.* at 1796. The Court observed that facts tending to show a materially misleading statement are ordinarily insufficient alone to show scienter. *Id.* at 1797.

447.   As discussed above, none of the Funds' generic, boilerplate risk disclosures put investors on notice of their Exchange Act claims. Similarly, a list of assets or an asset allocation chart alone (even if they had disclosed the risks associated with the assets) did not suggest to Plaintiff or anyone else that Defendants were engaged in fraud. Rather, the Complaint alleges that investors first learned of Kelsoe's strategy during the summer of 2007, and pleads a first partial corrective disclosure on July 20, 2007, less than one year before the *Daniels* cases were filed. And even as of March 2008, Defendants continued to falsely classify assets to hide RHY's (and the other Funds') overconcentration of investments in ABS and MBS.

448.   Investors first learned on August 14, 2007, however, that RHY (and the other Funds) were unable to properly assign values to portfolio securities when the Funds each filed a Form 8-K, disclosing that they needed to retain an independent valuation consultant in order to properly value portfolio securities.

449.   When the Funds disclosed this information, their share prices plummeted.

450.   Indeed, as the Complaint alleges, "Kelsoe's funds had an impressive record, which attracted a lot of investors who didn't find out until th[e] summer [of 2007] just how he did it. . . ." Even if Plaintiff knew that judgment played a role in the process of valuing illiquid portfolio securities, Plaintiff did not know that Kelsoe was arbitrarily "adjusting" the prices of such securities in derogation of the Funds' valuation procedures.

451.   RHY's offering documents failed to explain that all benchmark "comparisons" were

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rendered meaningless by the built-in mismatch of assets. In sum, Plaintiff could not have discovered the facts constituting their Exchange Act claims as of until after the filing of class actions consolidated into the Consolidated Class Action.

B. Plaintiff's Claims Under the Securities Act of 1933 are Timely Asserted

452. The Complaint asserts timely Securities Act claims on behalf of purchasers of RHY in both the Class and TAL Subclass. Claims under the Securities Act have a one-year statute of limitations and a three-year statute of repose. *See* 15 U.S.C. § 77m. The first complaint asserting Securities Act claims on behalf of RHY purchasers was the *Willis* complaint, No. 07- cv-2830, which was filed on December 21, 2007 and was in fact the first-filed complaint in this consolidated Closed-End Funds action. That date was less than one year after a reasonably diligent plaintiff would have discovered the facts underlying the violations.

1. The Statute of Repose Is Subject to *American Pipe* Tolling

453. Defendants contend that even if *Willis* tolls the one-year statute of limitations for the present Complaint, the Securities Act claims are time-barred because *American Pipe* does not toll the three-year statute of repose, such that without tolling, the period of repose expired on January 19, 2009, before the *Jones* complaint was filed. With respect to the Securities Act claims asserted by Plaintiff, even assuming *arguendo* that *Willis* did not toll the statute of repose, such claims are timely asserted nonetheless because the *Daniels* RHY action, No. 08-cv-2456, was filed on July 11, 2008, less than three years after RHY's initial offering.

2. The *Willis* Action Timely Asserted Securities Act Claims

454. As set forth above, although RHY disclosed that its portfolio securities were permitted to be invested in so-called "junk bonds," RHY's disclosures were insufficient to warn

investors of the risks of investing in that Fund. The true risks associated with investing in RHY did

not begin to come to light until the summer of 2007 at the earliest.

455.   Moreover, in June 2007, when other market participants and investment professionals

had recognized that "subprime mortgage pool losses would rise through the BBB MBS tranches and

leap into Mezzanine CDOs," meaning that the "value of these securities was substantially impaired

and even, imminently, worthless", Kelsoe reassured investors that "[a]lthough this downward

volatility in the mortgage backed arena has had a negative impact on the net asset value of [RHY], . .

. [it] has also provided an opportunity to buy assets at considerably higher yields than have been

available for more than two years . . . . This is also the best opportunity we have seen in years to

secure better portfolio earnings for quarters to come."[46] Nor can Defendants show that a reasonable

investor should have known before December 21, 2006 that RHY's reported NAVs were false.[47]

Accordingly, with respect to the Securities Act claims asserted on behalf of purchasers of RHY,

---

[46] See *Betz v. Trainer Wortham & Co.*, 519 F.3d 863, 878 (9th Cir. 2008) ("[W]e cannot say that, as a matter of law, a reasonable investor in Betz's position should have discovered the facts giving rise to her claim before July 11, 2001, especially in light of the express assurances made by Defendants that they would remedy the problems with the account, which may have lulled a reasonable investor into inaction."). Considering that "the investing public justifiably places heavy reliance on the statements and opinions of corporate insiders," *Apple Computer*, 886 F.2d at 1116, the factfinder could readily conclude that Kelsoe's assurances had such a lulling effect. *See LC Capital Partners, LP v. Frontier Ins. Grp., Inc.*, 318 F.3d 148, 155 (2d Cir. 2003) (investors are not placed on inquiry notice when "the warning signs are accompanied by reliable words of comfort from management"); *Phillips v. Kidder Peabody & Co.*, 782 F. Supp. 854, 864 (S.D.N.Y. 1991) (articles did not trigger duty of inquiry where Defendants were also disseminating positive information).

[47] After *Merck*, courts have declined to apply "inquiry notice" in favor of the "discovery rule" to determine whether Securities Act claims are timely. *See In re Wachovia Equity Sec. Litig.*, 753 F. Supp. 2d 326, 371 n.39 (S.D.N.Y. 2011); *Public Employees' Ret. Sys. of Miss. v. Merrill Lynch & Co.*, 714 F. Supp. 2d 475, 479-80 (S.D.N.Y. 2010).

these claims were first filed less than three years after RHY's shares were *bona fide* offered to the public (January 19, 2006) and within one year of discovery of the facts constituting the claim. Plaintiff's Securities Act claims are tolled and during the pendency of the Consolidated Class Action and timely asserted.

456.   Plaintiff exercised reasonable diligence to discovery potential claims against Defendants. Plaintiff read all financial reports released by the Funds and all materials provided by Plaintiff's broker, Morgan Keegan & Company. None of this information would have reasonably put Plaintiff on notice of Plaintiff's claims because the information did not disclose any of the material information that Plaintiff allege were concealed from them or the omissions made by Defendants alleged herein.

457.   The Plaintiff could not have discovered facts constituting the elements of Plaintiff's claims, including scienter, nor would any reasonably diligent plaintiff discovery, herein until after the first of the Consolidated Class Action was filed on December 21, 2007.

458.   Certainly none of the facts related to the scienter element of Plaintiff's claims as set forth herein were not discoverable by Plaintiff using reasonable diligence because the facts related to scienter of Defendants was not made public until the date of the release of the Multi-State Notice of Intent or the SEC Administrative Action against the Defendants filed on or about April 7, 2010, and the very earliest.

XII.   DAMAGES

459.   Plaintiff has sustained damages as a direct and proximate result of the wrongful conduct of Defendants as alleged herein in excess of $1,600,000. A summary of dates and amounts of Plaintiff purchases of the Funds are shown in Exhibit X attached hereto and incorporated herein by reference thereto.

XIII.   CLAIMS FOR RELIEF

COUNT I
For Violations of Section 11 of the Securities Act Against RMK Multi-Sector, Morgan Keegan, and the Director Defendants

460.   Plaintiff repeats and re-alleges each and every allegation above as if fully set forth herein.

461.   This Count is brought pursuant to Section 11 of the Securities Act against Defendants RMK Multi-Sector, Morgan Keegan, and the Director Defendants.

462.   The Plaintiff purchased or otherwise acquired shares of RMK Multi-Sector issued pursuant or traceable to the RHY Offering Materials.

463.   RMK Multi-Sector was the registrant for the RHY Registration Statement and issued shares pursuant to the RHY Offering Materials.

464.   Morgan Keegan was the underwriter for the shares issued pursuant to the RHY Offering Materials.

465.   Defendants Morgan and Alderman each signed the RHY Offering Materials.

466.   At the time the RHY Offering Materials were filed and became effective, Defendants Morgan and Alderman were each directors of RMK Multi-Sector.

467.   As set forth above, the RHY Offering Materials contained untrue statements of material fact. In addition, the RHY Offering Materials omitted to state other facts required to be stated therein or necessary to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing the RHY Offering Materials.

468.   RMK Multi-Sector, as issuer, is strictly liable for the material misstatements and omissions contained in the RHY Offering Materials.

469.   The other Defendants named in this Count owed to the Plaintiff the duty to make a

reasonable and diligent investigation of the statements contained in the RHY Offering Materials, to ensure that the statements contained or incorporated by reference therein were true and that there was no omission to state a material fact required to be stated therein in order to make the statements contained therein not misleading.

470.   These Defendants named in this Count did not make a reasonable and diligent investigation of the statements contained or incorporated by reference in the RHY Offering Materials, and did not possess reasonable grounds for believing that the RHY Offering Materials did not contain an untrue statement or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

471.   Similarly, the Director Defendants named in this Count were reckless and negligent in failing to conduct a reasonable investigation of the statements contained in the RHY Offering Materials regarding RMK Multi-Sector's financial performance, internal controls, diversification, compliance with fundamental investment objectives, and pricing practices and did not possess reasonable grounds for believing that the statements contained therein were true and not materially misstated.

472.   Plaintiff purchased RMK Multi-Sector's shares issued pursuant or traceable to the RHY Offering Materials and was damaged thereby.

473.   Plaintiff did not know, nor in the exercise of reasonable diligence could have known, of the untrue statements of material fact or omissions of material facts in the RHY Offering Materials when they purchased or acquired their securities. Less than one year has elapsed – including tolling of the statute of limitations during pendency of class actions -- between the time they discovered or reasonably could have discovered the facts upon which this Count is based and the time this claim was brought. Less than three years have elapsed – including tolling of the statute

of limitations during pendency of class actions -- between the time that the securities upon which

this Count is brought were *bona fide* offered to the public and the time this action was commenced.

474.   By reason of the foregoing, the Defendants named in this Count are liable to the

Plaintiff for violations of Section 11 of the Securities Act.

COUNT II
For Violations of Section 12(a)(2) of the Securities Act
Against RMK Multi-Sector and Morgan Keegan

475.   Plaintiff repeats and re-alleges each and every allegation above as if fully set forth

herein. For purposes of this Count, Plaintiff asserts only strict liability and negligence claims and

expressly disclaim any claim of fraud or intentional misconduct.

476.   This Count is brought pursuant to Section 12(a)(2) of the Securities Act against

Defendant RMK Multi-Sector and Morgan Keegan as sellers of the shares of RMK Multi-Sector in

the RMK Multi-Sector IPO.

477.   Morgan Keegan was the underwriter for the shares issued pursuant to the RMK

Multi-Sector IPO.

478.   This claim is brought by Plaintiff who purchased or otherwise acquired RMK Multi-

Sector shares issued pursuant to the RHY Offering Materials.

479.   RMK Multi-Sector solicited the purchase of its shares by the use of means or

instruments of transportation or communication in interstate commerce or of the mails and by means

of the RHY Offering Materials.

480.   As alleged herein, the RHY Offering Materials contained untrue statements of

material fact. In addition, the RHY Offering Materials omitted to state material facts required to be

stated therein or necessary to make the statements therein not misleading. The facts misstated and

omitted would have been material to a reasonable person reviewing the RHY Offering Materials.

481.   RMK Multi-Sector and Morgan Keegan owed to the Plaintiff the duty to make a reasonable and diligent investigation of the statements contained in the RHY Offering Materials, to ensure that the statements contained or incorporated by reference therein were true and that there was no omission to state a material fact required to be stated therein in order to make the statements contained therein not misleading.

482.   RMK Multi-Sector and Morgan Keegan did not make a reasonable and diligent investigation of the statements contained or incorporated by reference in the RHY Offering Materials and did not possess reasonable grounds for believing that the RHY Offering Materials did not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

483.   Plaintiff purchased RMK Multi-Sector's shares pursuant to the RHY Offering Materials and was damaged thereby.

484.   Plaintiff did not know, nor in the exercise of reasonable diligence could have known, of the untrue statements of material fact or omissions of material facts in the RHY Offering Materials when they purchased or acquired the securities. Less than one year has elapsed between the time they discovered or reasonably could have discovered the facts upon which this Count is based and the time this claim was brought. Less than three years have elapsed between the time that the securities upon which this Count is brought were *bona fide* offered to the public and the time this action was commenced.

485.   By reason of the foregoing, the Defendants named in this Count are liable to the Plaintiff for violations of Section 12(a)(2) of the Securities Act. The Plaintiff and Plaintiff hereby tender their securities to their respective sellers and seek rescission of their purchases to the extent that they continue to own such securities.

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COUNT III
For Violations of Section 15 of the Securities Act
Against the Director Defendants

486.   Plaintiff repeats and re-alleges each and every allegation above as if fully set forth herein.

487.   This Count is brought pursuant to Section 15 of the Securities Act against the Director Defendants, on behalf of Plaintiff who purchased or acquired RMK Multi-Sector's shares pursuant to the RHY Offering Materials.

488.   RMK Multi-Sector violated Section 11 of the Securities Act by issuing the RHY Offering Materials which contained untrue statements of material fact and omitted to state material facts required to be stated therein or necessary in order to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing the RHY Offering Materials.

489.   RMK Multi-Sector violated Section 12(a)(2) of the Securities Act by soliciting the purchase of RMK Multi-Sector's shares by means of the RHY Offering Materials which contained untrue statements of material fact and omitted to state material facts required to be stated therein or necessary in order to make the statements therein not misleading. The facts misstated and omitted would have been material to a reasonable person reviewing the RHY Offering Materials.

490.   The Director Defendants were controlling persons of RMK Multi-Sector when the RHY Offering Materials were filed and became effective, because of their senior executive positions with the Funds; their direct involvement in RMK Multi-Sector's' day-to-day operations; and their signatures on and participation in the preparation and dissemination of the RHY Offering Materials.

491.   By virtue of the foregoing, the Director Defendants each had the power to influence and control, and did influence and control, directly or indirectly, the decision-making of RMK

Multi-Sector, including the content of its financial statements and the RHY Offering Materials.

492.   The Director Defendants acted negligently and without reasonable care regarding the accuracy of the information contained and incorporated by reference in this Registration Statement and Prospectus and lacked reasonable grounds to believe that such information was accurate and complete in all material respects.

493.   The Plaintiff purchased RMK Multi- Sector shares pursuant or traceable to the RHY Offering Materials, and was damaged thereby.

494.   The Plaintiff did not know, nor in the exercise of reasonable diligence could have known, of the untrue statements of material fact or omissions of material facts in the RMK Multi-Sector Offering Materials when they purchased or acquired the securities.

495.   By reason of the foregoing, the Defendants are liable to the Plaintiff for violations of Section 15 of the Securities Act.

COUNT IV
For Violations of Section 10(b) of the Exchange Act and SEC Rule 10b-5 Against RMH, RSF, RMA, RHY, Morgan Keegan, and the Officer Defendants

496.   Plaintiff repeats and re-alleges each and every allegation set forth above as if fully set forth herein.

497.   This Count is asserted pursuant to Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder by the SEC, on behalf of Plaintiff against the RMK Closed End Funds, Morgan Keegan, MAM, and the Officer Defendants.

498.   As alleged herein, these Defendants, individually and in concert, directly and indirectly, by the use of the means or instrumentalities of interstate commerce, the mails and/or the facilities of national securities exchanges, made untrue statements of material fact and/or omitted to

state material facts necessary to make their statements not misleading and carried out a plan, scheme

and course of conduct, in violation of Section 10(b) of the Exchange Act and Rule 10b-5

promulgated thereunder. These Defendants intended to and did, as alleged herein, (i) deceive the

investing public, including Plaintiff; (ii) artificially inflate and maintain the prices of the Funds'

publicly traded securities as alleged herein; and (iii) cause Plaintiff to purchase the Funds securities

at artificially inflated prices.

499.   The Officer Defendants were individually and collectively responsible for making the

false and misleading statements and omissions alleged herein and having engaged in a plan, scheme

and course of conduct designed to deceive Plaintiff, by virtue of having prepared, approved, signed

and/or disseminated documents (other than the RMK Multi-Sector Offering Materials complained of

herein, which are not subjects of this Count) which contained untrue statements of material fact

and/or omitted facts necessary to make the statements therein not misleading.

500.   As set forth above, Defendants made their false and misleading statements and

omissions and engaged in the fraudulent activity described herein knowingly and intentionally, or in

such a deliberately reckless manner as to constitute willful deceit and fraud upon Plaintiff who

purchased the Funds' securities.

501.   In ignorance of the false and misleading nature of these Defendants' statements and

omissions, and relying directly or indirectly on those statements or upon the integrity of the market

prices for the Funds' publicly traded securities, Plaintiff purchased the Funds' securities at

artificially inflated prices. But for the fraud, Plaintiff would not have purchased the Funds'

securities at artificially inflated prices. As set forth herein, when the true facts were subsequently

disclosed, the prices of the Funds' publicly traded securities declined precipitously and Plaintiff was

harmed and damaged as a direct and proximate result of their purchases of the Funds' securities at artificially inflated prices and the subsequent decline in the prices of those securities when the truth

began to be disclosed.

502.   By virtue of the foregoing, Defendant RMH, RSF, RMA, and RHY, and the Officer

Defendants are liable to Plaintiff for violations of Section 10(b) of the Exchange Act and Rule 10b-5

promulgated thereunder.


COUNT V
For Violations of Section 20(a) of the Exchange Act, Against the Officer Defendants, the
Director Defendants, MAM, MK Holding, and RFC


503.   Plaintiff repeats and re-alleges each of the allegations set forth above as if fully set

forth herein.

504.   This Count is asserted pursuant to Section 20(a) of the Exchange Act against the

Officer Defendants, the Director Defendants, MAM, MK Holding, and RFC on behalf of Plaintiff.

505.   Specifically, this Count is asserted against RFC, as the controlling person of MK

Holding, MAM, and Morgan Keegan; Morgan Keegan, as the controlling person of the Funds,

MAM, Kelsoe, the Officer Defendants and Director Defendants; MK Holding, as the controlling

person of MAM; MAM, as a controlling person of the Funds; and the Officer Defendants and

Director Defendants as officers and directors of RFC, MAM, and/or Morgan Keegan.

506.   Each of the Defendants named in this Count, by virtue of its position as the manager

of, and investment advisor to, the Funds, as the administrator of the Funds, or as the wholly owning

parent of a Defendant, were controlling persons of the Funds. The Defendants named in this Count

abused their control and domination of the Funds. Defendant Allen B. Morgan, Jr. directed

Defendant Carter Anthony, President of MAM from 2001 through 2006, to "leave Kelsoe alone" and

to give Kelsoe whatever he wanted or needed. The Defendants named in this Count managed the

Funds and directly or indirectly controlled the Funds, or were officers or directors of the Funds, and materially participated in the conduct giving rise to the liability asserted herein.

507.   The Defendants named in this Count had knowledge of, and participated in the Funds' transaction of business, and otherwise by exercising control over the Funds. Accordingly, the Defendants named in this Count had the power to control the general business affairs of the Funds, and the power to directly or indirectly control or influence the specific corporate policy (*e.g.*, the content of the Funds' financial statements and other public statements), which resulted in primary liability.

508.   MAM directly or indirectly controlled the Funds through the performance of their obligations under the Advisory Agreements and AAS Agreements, pursuant to which all of the business, administrative, managerial, clerical and/or other functions attendant to the operation of the Funds' business was performed by MAM and Morgan Keegan, including providing officers and employees to the Funds. MAM and Morgan Keegan, which were effectively alter egos, functioned as the officers and directors of the Funds, or occupied a similar status or performed similar functions, and were controlling persons of the Funds.

509.   The Defendants named in this Count are persons who controlled the Funds, which are liable under Section 10(b) of the Exchange Action and SEC Rule 10b-5 thereunder to the extent that their wrongful conduct is attributable to the Funds, and shall also be liable jointly and severally with and to the same extent as the Funds to Plaintiff to whom such controlled persons are liable.

510.   By reason of the foregoing, Defendants named in this Count are liable to Plaintiff for violations of Section 20(a) of the Exchange Act.

COUNT VI
For Violations of the Tennessee Consumer Protection Act

511.   Plaintiff repeats and re-alleges each and every allegation above as if fully set forth herein.

512.   Defendants engaged in trade, commerce, and/or consumer transactions, as defined in T.C.A. § 47-18- 103(1), in connection with the management, marketing, and sale of the Funds, a violation of the Tennessee Consumer Protection Act ("TCPA").

513.   Defendants engaged in unfair and/or deceptive acts and practices affecting the conduct of trade and commerce in violation of § 47-18-104 in connection with Plaintiff's investments, thereby directly and proximately causing damage to Plaintiff.

514.   Plaintiff are entitled, pursuant to § 47-18-109, to recover from these Defendants their actual damages, plus treble damages, pre-judgment interest, and attorney's fees pursuant to § 47-18-109.

515.   Defendants' offering of financial products and services to consumers, as alleged herein, constitutes the offering of or providing of "goods" and/or "services" and constitutes "trade," "commerce" and/or a "consumer transaction" as defined in Tenn. Code Ann. §§ 47-18-103 (5), (10) and (11).

516.   All of the acts and practices engaged in and employed by Defendants, as alleged herein, are "unfair or deceptive acts or practices affecting the conduct of any trade or commerce" in Tennessee, which are declared unlawful by Tenn. Code Ann. § 47-18-104(a).

517.   Defendants have caused likelihood of confusion or of misunderstanding as to the affiliation, connection or association with, or certification by, another, in violation of Tenn.20 Code Ann. § 47-18-104(b)(3).

518.   Defendants have misrepresented that his services have approval, characteristics, uses or benefits that Defendants do not have, in violation of Tenn. Code Ann. § 47-18-104(b)(5).

519.   Defendants have misrepresented that his services are of a particular standard, quality, or grade, in violation of Tenn. Code Ann. § 47-18-104(b)(7).

520.   Defendants have used statements or illustrations in advertisements which create a false impression of the quality, value, or origin of the goods or services offered, in violation of Tenn. Code Ann. § 47-18-104(b)(21).

521.   The acts and practices engaged in and employed by Defendants to promote and market the Funds sold to Plaintiff as alleged herein are deceptive to the consumer in violation of Tenn. Code Ann. § 47-18-104(b)(27).

522.   Plaintiff would not have purchased the Funds if the Defendants had complied with and not violated the TCPA.

523.   Plaintiff exercised reasonable diligence to discovery Defendant's violation of the TCPA. However, because of the Defendants' concealment, misrepresentations, and omissions set forth in this Complaint, Plaintiff was not able to discover, or had reason to discover, Defendants' violation of the TCPA related to the Funds until after the date of filing what became the Consolidated Class Action. Plaintiff neither actually discovered -- nor any reasonably diligent plaintiff would have discovered-- all of the facts constituting the violation, including scienter, which constituted Plaintiff's claims until after the filing of the respective actions containing such claims and comprising the Consolidated Class Action the claims that Plaintiff. Therefore, Plaintiff's TCPA claims were and are tolled by the Consolidated Class Action and, as a result, Plaintiff's TCPA claims are timely asserted.

524.   Plaintiff's TCPA claims against MAM and Kelsoe because of MAM and Kelsoe's concealment, misrepresentations, and omissions set forth in this Complaint, Plaintiff was not able to discover, or had reason to discover, Defendants' violation of the TCPA related to the Funds until

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after the date of filing of the Multi-State Notice of Intent and the SEC Administrative Complaint filed against Defendants on or about April 7, 2010. Plaintiff neither discovered -- nor any reasonably diligent plaintiff would have discovered-- all of the facts constituting the violation, including scienter, which constituted Plaintiff's claims maintainable until disclosure of the facts set forth in the Multi-State Notice of Intent and the SEC Administrative Action on or about April 7, 2010. Therefore, Plaintiff's TCPA claims were and are tolled by the Consolidated Class Action maintaining Section 10(b) and SEC Rule 10(b)5 claims against Defendants on those same facts filed on or about July 11, 2008 and, as a result, Plaintiff's TCPA claims based on those facts are timely asserted.

COUNT VII
For Violations of the Tennessee Securities Act

525.   Plaintiff repeats and re-alleges each and every allegation above as if fully set forth herein.

526.   Defendants promoted and assisted in the marketing of the Funds and the sale of its shares to investors, including Plaintiff. Defendants engaged in these acts to create revenue for themselves.

527.   Defendants received a portion of the money invested by the Plaintiff in the Funds.

528.   In connection with the sale of shares in the Funds to Plaintiff, Defendants failed to disclose facts necessary to make the facts given Plaintiff not misleading and engaged in acts, practices, and a course of conduct that constituted a fraud or deceit on Plaintiff, all in violation of T.C.A. § 48-2-121 et seq. ("TSA").

529.   Defendants Funds, Morgan Keegan, RFC, MK Holding, and MAM were controlling persons of the Funds, Officer Defendants, Director Defendants, and Kelsoe pursuant to T.C.A. § 48-

2-122(g) et seq.

530.   The Defendants violated T.C.A. § 48-2- 121 because they failed to disclose facts

necessary to make the facts given Plaintiff not misleading and engaged in acts, practices, and a

course of conduct that constituted a fraud or deceit on Plaintiff.

531.   Plaintiff are therefore entitled to recover from Defendants all remedies afforded by

T.C.A. § 48-2-122, including rescissionary damages, interest, and attorney's fees.

532.   However, because of the Defendants' concealment, misrepresentations, and

omissions set forth in this Complaint, Plaintiff was not able to discover, or had reason to discover,

Defendants' violation of the TSA related to the Funds until after the date of filing what became the

Consolidated Class Action. Plaintiff neither discovered -- nor any reasonably diligent plaintiff

would have discovered-- all of the facts constituting the violation, including scienter, which

constituted Plaintiff's claims until after the filing of the respective actions containing such claims

and comprising the Consolidated Class Action the claims that Plaintiff. Therefore, Plaintiff's TSA

claims were and are tolled by the Consolidated Class Action and, as a result, Plaintiff's TSA claims

are timely asserted.

533.   Plaintiff's TCPA claims against MAM and Kelsoe because of MAM and Kelsoe's

concealment, misrepresentations, and omissions set forth in this Complaint, Plaintiff was not able to

discover, or had reason to discover, Defendants' violation of the TSA related to the Funds until after

the date of filing of the Multi-State Notice of Intent and the SEC Administrative Complaint filed

against Defendants on or about April 7, 2010. Plaintiff neither discovered -- nor any reasonably

diligent plaintiff would have discovered-- all of the facts constituting the violation, including

scienter, which constituted Plaintiff's TSA claims until disclosure of the facts set forth in the Multi-

State Notice of Intent and the SEC Administrative Action on or about April 7, 2010. Therefore,

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Plaintiff's TSA claims were and are tolled by the Consolidated Class Action maintaining Section

10(b) and SEC Rule 10(b)5 claims against Defendants on those same facts filed on or about July 11,

2008 and, as a result, Plaintiff's TSA claims based on those facts are timely asserted.

COUNT VIII
For Violations of the Mississippi Securities Act

534.   Plaintiff repeats and re-alleges each and every allegation above as if fully set forth

herein.

535.   By reason of the matters above described, Plaintiff are entitled to legal and equitable

relief, including rescission, and to recover all their damages, based on Defendants' violations of the

Mississippi Securities Act.   Miss. Code Ann. §§ 75-71-101 et seq. ("MSA").

536.   Defendants' violations of the provisions of the MSA were the direct and proximate

cause of damages to Plaintiff.

537.   Plaintiff are entitled to recover under the provisions under MSA, including, without

limitation, rescission, consequential damages, plus interest at the legal rate, plus recovery of profits

earned from the transactions by Defendants, expenses of litigation, including reasonably attorney's

fees and costs.

538.   Defendants Funds, Morgan Keegan, RFC, MK Holding, and MAM were controlling

persons of the Funds, Officer Defendants, Director Defendants, and Kelsoe pursuant to the MSA.

539.   Because of the Defendants' concealment, misrepresentations, and omissions set forth

in this Complaint, Plaintiff was not able to discover, or had reason to discover, Defendants' violation

of the MSA related to the Funds until after the date of filing what became the Consolidated Class

Action. Plaintiff neither discovered -- nor any reasonably diligent plaintiff would have discovered--

all of the facts constituting the violation, including scienter, which constituted Plaintiff's MSA claims until after the filing of the respective actions containing such claims and facts comprising the

Consolidated Class Action the claims that Plaintiff. Therefore, Plaintiff's MSA claims were and are

tolled by the Consolidated Class Action and, as a result, Plaintiff's MSA claims are timely asserted.

540.   Plaintiff bring their MSA claims against Defendant Funds, RFC, MAM, and Kelsoe

because of MAM and Kelsoe's concealment, misrepresentations, and omissions set forth in this

Complaint.

541.   Plaintiff was not able to discover, or had reason to discover, Defendants' violation of

the MSA related to the Funds at least until after the date of filing of the Multi-State Notice of Intent

and the SEC Administrative Complaint filed against Defendants on or about April 7, 2010 or the

other facts alleged herein. Plaintiff neither discovered -- nor any reasonably diligent plaintiff would

have discovered-- all of the facts constituting the violation, including scienter, which constituted

Plaintiff's MSA claims until disclosure of the facts set forth in the Multi-State Notice of Intent and

the SEC Administrative Action on or about April 7, 2010, at the earliest. Therefore, Plaintiff's MSA

claims were and are tolled by the Consolidated Class Action maintaining Section 10(b) and SEC

Rule 10(b)5 claims against Defendants on those same facts filed on or about July 11, 2008, and, as a

result, Plaintiff's MSA claims based on those facts are timely asserted.

XII.   PRAYER FOR RELIEF

WHEREFORE, Plaintiff respectfully prays for judgment as follows:

A.   Declaring and determining that Defendants violated the Securities Act by

reason of the acts and omissions alleged herein;

B.   Declaring and determining that Defendants violated the Exchange Act by

reason of the acts and omissions alleged herein;

C.   Declaring and determining that Defendants violated the Mississippi Securities

Act and by reason of the acts and omissions alleged herein;

D.   Declaring and determining that Defendants violated the Tennessee Securities Act and by reason of the acts and omissions alleged herein;

E.   Awarding Plaintiff compensatory damages against all Defendants, jointly and severally, in an amount to be proven at trial together with prejudgment interest thereon;

F.   Awarding Plaintiff the right to rescind the Funds' securities to the extent he continues to hold such securities;

G.   Awarding Plaintiff his reasonable costs and expenses incurred in this action, including but not limited to attorney's fees and fees and costs incurred by consulting and testifying expert witnesses;

H.   Declaring and determining that Defendants that Defendants have each engaged in the aforementioned acts or practices which violate the Tennessee Consumer Protection Act;

I.   Order the disgorgement by defendants of all fees earned with respect to the investments improperly sold to Plaintiff;

J.   Award to Plaintiff punitive damages or treble damages.

K.   Granting such other and further relief as the Court deems just and proper.

XIV. DEMAND FOR JURY TRIAL

Plaintiff demands a trial by jury of all issues so triable.

Dated: August 22, 2013

HARRIS SHELTON HANOVER WALSH, PLLC

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By: */s/ Christopher S. Campbell*
Christopher S. Campbell (TN BPR No. 18061)
Laura S. Martin (TN BPR No. 26457)
One Commerce Square Building
40 S. Main Street, Suite 2700
Memphis, TN 38103
Telephone: (901) 525-1455
Facsimile: (901) 526-4086
ccampbell@harrisshelton.com
lmartin@harisshelton.com

JAMES A. DUNLAP JR. & ASSOCIATES LLC

By: */s/James A. Dunlap Jr.*
James A. Dunlap Jr. (Georgia Bar No. 003280)
310 Windsor Gate Cove NE
Atlanta, Georgia 30342
Telephone: (404) 354-2363
Facsimile: (404)745-0195
jim@jamesdunlaplaw.com

Counsel for Plaintiff

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CERTIFICATE OF SERVICE

I hereby certify that on August 22, 2013, I electronically filed the foregoing document

with the Clerk of the Court using the CM/ECF system, which will send notification of such

filing to the following participating CM/ECF participants:

Furthermore, I hereby certify that I have mailed the document via the U.S.

Postal Service to the following non-CM/ECF participants:


By: */s/ James A. Dunlap Jr.*

James A. Dunlap Jr., Esq.
